
Western Alliance
Bancorporation®

2024

ANNUAL REPORT

"Clients continue to choose Western Alliance for our business banking expertise, customized solutions and outstanding, personalized service. These traits define the 'Local Touch, National Reach' approach that drives stronger, deeper client relationships in every part of the bank."

Kenneth A. Vecchione
President and Chief Executive Officer

Continued Growth While Preparing for the Future

**Letter from President and Chief Executive Officer
Kenneth A. Vecchione**

Dear Fellow Shareholders,

For Western Alliance, 2024 was a successful year dedicated to prudent balance sheet growth, thoughtful business investments and sustained earnings generation — all of which enhance our position as a leading national commercial bank.

Western Alliance's deep segment expertise and underwriting specialization – including a broad range of differentiated loan- and deposit-generating businesses – drove solid performance for the year. Simultaneously, we grew fee income, completed a significant liquidity build, bolstered capital, and continued fortifying our risk management posture. By reaching these targets in 2024, we achieved key milestones on our path to becoming a Large Financial Institution (LFI).

I am pleased that our balance sheet realignment created the strength to continue to grow earnings and capital, while meaningfully increasing our deposits and liquidity buffer last year. This key accomplishment sets the stage for even greater future growth. Our full-year results reflect the power of our credit and deposit platforms and our growing momentum in earning more fee income from clients. Collectively, these attributes position us for a sustained earnings growth trajectory into 2025 as we further drive down Cost of Deposits, expand our Net Interest Margin, improve profitability, generate significant operating leverage and move toward a higher-teens ROTCE.

For the year, Western Alliance produced Net Revenue of $3.2 billion (up 20.7% from $2.6 billion), Net Income of $788 million (up 9.0% from $722 million) and Earnings Per Share of $7.09 (up 8.4% from $6.54). Once again demonstrating the durability and flexibility of our business model, Pre-Provision Net Revenue (PPNR) climbed 14.1% to $1.1 billion, with a Return on Tangible Common Equity of 14.0% that increased Tangible Book Value Per Share a notable 11.9% year over year to $52.27. Significantly, our consistent upward trajectory in Tangible Book Value Per Share remains a hallmark of Western Alliance and has exceeded peers by approximately 7x over the past decade.

> **"Our balance sheet realignment created the strength to continue to grow earnings and capital, while meaningfully increasing our deposits and liquidity buffer last year. This key accomplishment sets the stage for even greater future growth. Our full-year results reflect the power of our credit and deposit platforms and our growing momentum in earning more fee income from clients."**

2023

$2.6B



Dale M. Gibbons
Vice Chairman, Chief Financial Officer

Thoughtful Balance Sheet Growth

Western Alliance focused on prudent balance sheet growth in 2024, reinforcing our strength as a leading national commercial bank poised to become a Large Financial Institution.

By design, our liquidity build prioritized growing deposits in excess of loans, which we then deployed into high-quality liquid assets. Deliberate actions to fortify our balance sheet included significantly bolstering capital adequacy, which increased our CET1 capital ratio by 50 basis points to 11.3% at year-end 2024.

This stout liquidity and capital foundation now positions the bank to resume greater risk-adjusted balance sheet growth going forward. As always, our business model — including our ongoing focus on growing fee income — provides Western Alliance with considerable agility for every environment.

NET REVENUE
2024

$3.2B

In 2024, Western Alliance purposefully prioritized growing deposits in excess of loans and deployed this excess liquidity into high-quality liquid assets (HQLA). In total, HFI loans increased $3.4 billion, or 6.7%, while total deposits increased by $11.0 billion, or 19.9%, which lowered our HFI loan-to-deposit ratio to 80.9%.

Net Interest Income increased 12.0% year over year to $2.6 billion, while Net Interest Margin compressed by 5 basis points to 3.58% due to a greater proportion of Earning Assets being held in lower-yielding HQLA securities and higher deposit rates, offset by higher HFI loan balances and a $1.7 billion reduction in Borrowings. Throughout the year, we meaningfully reduced our Total Cost of Funds, and we continue to see funding cost tailwinds emerge.

" **Net Interest Income increased 12.0% year over year to $2.6 billion."**

Non-Interest Income of $543 million rose $263 million for 2024 due to improved Mortgage Banking Revenue, stronger Commercial Banking fees and the impact of non-recurring balance sheet optimization efforts undertaken in 2023. Our Mortgage Banking Revenue grew 10.8% year over year to $328 million as AmeriHome began to benefit from a stabilizing mortgage market, stronger Net Loan Servicing Revenue, and product investments to tap into new mortgage customers, which could benefit us in a higher mortgage rate environment. We continue to prioritize cultivating deeper client relationships through treasury management and other commercial banking services that should grow Non-Interest Income over time.

Overall, our asset quality remains resilient. For the year, Net Charge-Offs to average loans were 0.18%, with a nonperforming assets to total assets ratio of 0.65% at year-end 2024. Compared to our $50 billion- to $250 billion-asset peer banks, Western Alliance benefits from greater credit-linked notes support as well as a greater percentage of loans in the low- to no-loss categories. Emblematic of a balance sheet with a low risk profile, our risk-weighted assets to tangible assets ratio is one of the lowest among the largest U.S. banks at just under 70%.

2023
$2.3B



Stephen R. Curley
Chief Banking Officer,
National Business Lines

Operational Excellence Paired with Expertise

In 2024, Western Alliance continued to exceed commercial client expectations for a streamlined, responsive banking experience tailored to their needs. We have always offered clients an exceptionally high level of expertise. Behind the scenes, we reinforce that expertise with strategic technology investments — an effort we amplified this year.

Our targeted initiatives harness technology enablement to operational excellence, focusing on approaches that facilitate granular deposit growth, drive fee income and create a competitive advantage for our lines of business. When IT and Operations teams work in sync, we increase our overall efficiency and enhance service speed and quality.

The result is differentiated, client-centric financial products and services that offer more for our customers, backed by fast, proactive problem-solving.

NET INTEREST INCOME

2024

$2.6B

Preparing for the Future

Looking ahead, Western Alliance's proven attributes — including controlled growth, higher capital and liquidity levels, and our strategic positioning to grow in well-defined segments — enable us to successfully continue our progress toward becoming an LFI. These longstanding strengths are set to deliver even greater shareholder value in the future.

Risk management is another organizational strength that builds value. In 2024, we continued our work to elevate our risk management capabilities to safeguard the bank against any future market disruptions. As we continue preparing to become a Category IV bank in the coming years, we have completed significant foundational investments in risk and treasury management, as well as data reporting capabilities. Every one of our stakeholder audiences has heard me say that risk management is a competitive differentiator when implemented and placed into service correctly. This is exactly what Western Alliance is working to achieve.

Other successes in 2024 include wins in business revenues, including adding new specialty areas within C&I, and enhancing our treasury management capabilities to cater to more client needs. Similarly, we improved both efficiency and client service through digital enablement and product alignment.

"Looking ahead, Western Alliance's proven attributes — including controlled growth, higher capital and liquidity levels, and our strategic positioning to grow in well-defined segments — enable us to successfully continue our progress toward becoming an LFI. These longstanding strengths are set to deliver even greater shareholder value in the future."

2023

$55.3B



Tim R. Bruckner
Chief Banking Officer, Regional Banking

Local Touch, National Reach

In 2024, our elevated Regional Banking strategy delivered meaningful value to commercial clients through enhanced tools and capabilities. This heightened focus led to accelerated fee income for Western Alliance.

We further expanded our segment expertise with teams in Food & Agriculture and Aerospace, Defense & Government Contracting, providing added value for clients in opportunity-rich markets.

Our "Local Touch, National Reach" approach brings customers in nearly every industry and sector the powerful resources of a national bank with more than $80 billion in assets. That strength, plus the personalized attention and remarkable service Western Alliance is known for, continues to differentiate our bank.

TOTAL DEPOSITS

2024

$66.3B

One Powerful Brand

As a national bank with more than $80 billion in assets, we have reached an important inflection point as an organization. For the benefit of the bank and our customers, in 2025, we will unify six banking brands under one name, Western Alliance Bank.

Later this year, we will discontinue our various banking brand identities, many of which are regional, and operate exclusively as Western Alliance Bank. This strategy will allow us to maximize marketing resources to further drive awareness, consideration and customer acquisition, while enhancing the client experience with consistent branding across all our banking platforms.

We operate under a single banking charter, so this is just what it sounds like — a name change. What will not change is our value proposition: Clients continue to choose Western Alliance for our business banking expertise, customized solutions and outstanding, personalized service. These traits define the "Local Touch, National Reach" approach that drives stronger, deeper client relationships in every part of the bank.

I am confident that our consistent balance sheet and PPNR growth, supported by higher liquidity and sound capital levels, will empower Western Alliance to continue partnering with our clients on their most important projects. Our unwavering mission is to help clients achieve success and fulfill their ambitions in all economic and business environments. We are truly grateful for our clients' ongoing loyalty and confidence in us.

Finally, I want to share my deepest appreciation to the people of Western Alliance, along with our colleagues, partners, clients and friends from across the industry, for their well wishes after my surgery late last year. I especially want to thank Dale Gibbons and the other members of our Executive Committee, with the strong backing of our Board of Directors, for helping to lead the company while I was out.

It's great to be back, and I am excited to guide Western Alliance during this renewed period of stronger profitability and robust earnings growth in 2025 and beyond.

Kenneth A. Vecchione

Kenneth A. Vecchione
President and Chief Executive Officer

2023

$70.9B



Emily Nachlas
Chief Risk Officer

Rising to LFI Readiness

Our steadfast focus on risk management is a consistent pillar of how Western Alliance does business. In 2024, strengthening our risk management posture became an even more critical focus.

We further enhanced the Financial Risk Management (FRM) team, which helps to enable safe, prudent growth by providing appropriate second-line oversight of capital, liquidity and interest rate risks. Last year, we also successfully deployed additional modules to our enterprise-wide governance, risk and compliance (GRC) tool that manages risk for our organization.

As Western Alliance prepares to cross the $100 billion asset threshold in the coming years, we are confident we will be LFI-ready from a risk management standpoint.

TOTAL ASSETS
2024
$80.9B



Bruce D. Beach
Chairman, Board of Directors,
Western Alliance Bancorporation

Letter from the Chairman

In 2024, the Western Alliance Board of Directors worked with management to help guide and evaluate company strategy, monitor performance against goals and priorities, and ensure adherence to responsible governance and risk management practices to deliver long-term value to shareholders.

We are pleased with management's ability to deliver consistent, controlled growth via the bank's well-rounded business strategy, marked by continuous improvements in capital and liquidity during the year.

As Western Alliance pursues its goal to become a Large Financial Institution, the Board will continue to provide comprehensive oversight.

Board composition is always an important focus. Last year, we welcomed three new members, Greta Guggenheim, Christopher A. Halmy and Mary Chris Jammet, to our expanded Board. Each of these new directors brings a wealth of banking and finance experience, along with unique skills and diverse perspectives, to the organization.



The Board is excited to have Western Alliance CEO Ken Vecchione back at the helm. We want to acknowledge the bank's deep bench of talented executive leadership, especially longtime CFO Dale Gibbons, who helped run the organization during Ken's absence. Ken and Dale are a powerful pair: For the third consecutive year, they were named Best CEO and Best CFO, respectively, in Extel's (formerly Institutional Investor's) 2024 All-America Executive Team rankings for Banks – Midcap.

On behalf of the Board of Directors, I am confident in the bank's long-term strategy and continued prospects for strong performance. Thank you for investing in Western Alliance.

Sincerely,

FACTS AND FIGURES[1]

$6.7B
Total Equity

$80.9B
Total Assets

3,524
Employees

56
Offices

BANK DEPOSIT RATINGS: INVESTMENT GRADE

A3/P-1
Moody's Investor Service[2]

BBB+/F2
Fitch[2]

A-/K2
Kroll Bond Rating Agency[1]

INDUSTRY ACCOLADES

#2 Top-Performing Large Bank with Assets $50 Billion and Above for 2024
AMERICAN BANKER

#8 Large Bank with Assets $50 Billion and Above
BANK DIRECTOR'S 2024 RANKINGBANKING STUDY

#1 CEO, CFO, Board and Investor Relations Program
EXTEL (FORMERLY INSTITUTIONAL INVESTOR) 2024 ALL-AMERICA EXECUTIVE TEAM MIDCAP BANKS

IDC FINANCIAL PUBLISHING



The Standard in Financial Rating Institutions, Rated 228 Superior*

*Report dated 12/31/2024

[1]As of December 31, 2024
[2]As of February 2025

Financial Highlights

	2022	2023	2024
Balance Sheet ($ in millions)			
Total Assets	67,734	70,862	80,934
HFI Loans, Net of Deferred Fees	51,862	50,297	53,676
Total Deposits	53,644	55,333	66,341
Total Equity	5,356	6,078	6,707
Profitability ($ in millions)			
Net Interest Income	2,216.3	2,338.9	2,618.9
PPNR[3]	1,384.2	996.2	1,137.1
Net Income	1,057.3	722.4	787.7
ROAA (%)	1.62	1.03	0.99
ROATCE[3] (%)	25.4	14.9	14.0
Net Interest Margin (%)	3.67	3.63	3.58
Efficiency Ratio[3] (%)	44.9	61.1	63.2
Tangible Common Equity / Tangible Assets[3] (%)	6.5	7.3	7.2
Asset Quality (%)			
Non-Performing Assets[4] / Total Assets	0.14	0.40	0.65
Loan Loss Reserves / Funded Loans	0.69	0.73	0.77
Common Equity Tier 1 (CET1) Ratio	9.3	10.8	11.3
Per Share Information ($)			
Common Dividends Declared per Share[5]	1.42	1.45	1.49
Earnings per Share	9.70	6.54	7.09

[3] Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission.

[4] Non-performing assets include nonaccrual loans and repossessed assets.

[5] Quarterly cash dividend initiated in 3Q 2019.

Financial Highlights Continued



Growth in TBV per Share

- ○— WAL
- •···· WAL with Dividends Added Back
- ○— Peer Median[6]
- •···· Peer Median[6] with Dividends Added Back

168%
137%
39%
24%

2018 2019 2020 2021 2022 2023 2024

TSR Performance

	WAL	Peer Group[7] Top Quartile	Peer Group[7] Median	KBE (S&P Bank ETF)	KRE (S&P Regional Banking ETF)
1-Year	30%	37%	30%	24%	19%
3-Year	-17%	29%	17%	11%	-7%
5-Year	63%	74%	49%	35%	20%
7-Year	66%	78%	54%	41%	24%
10-Year	238%	208%	144%	108%	89%

[6] Peer group consists of Western Alliance and 22 other publicly traded banks headquartered in the U.S. with total asset between $50 billion and $250 billion as of December 31, 2024.

Net Interest Income, NIM and Average Interest-Earning Assets

Dollars in billions



- ■ Net Interest Income
- ■ Average Interest-Earning Assets
- ○ NIM

Deposits, Borrowings and Cost of Funds

Dollars in billions



- ■ Total Borrowings
- ■ Non-interest Bearing Deposits
- ■ Interest Bearing Deposits
- ○ Cost of Funds

Loans and HFI Yields

Dollars in billions



- ■ Loans, HFI
- ■ Loans, HFS
- ○ Yield

Our Leadership Team

BOARD OF DIRECTORS


Bruce D. Beach
Board Chairman


Juan R. Figuereo
Member


Howard N. Gould
Member


Greta Guggenheim
Member


Christopher A. Halmy
Member


Mary Chris Jammet
Member


Marianne Boyd Johnson
Member


Robert P. Latta
Member


Anthony T. Meola
Member


Bryan K. Segedi
Member


Donald D. Snyder
Member


Mary Tuuk Kuras
Member


Kenneth A. Vecchione
Member


William S. Boyd
Director Emeritus

EXECUTIVE LEADERSHIP TEAM



Kenneth A. Vecchione
President and CEO



Dale M. Gibbons
Vice Chairman and CFO



Lynne B. Herndon
Chief Credit Officer



Jessica Jarvi
Chief Legal Officer



Stephen R. Curley
Chief Banking Officer,
National Business Lines



Tim R. Bruckner
Chief Banking Officer,
Regional Banking



Emily Nachlas
Chief Risk Officer



Barbara J. Kennedy
Chief Human
Resources Officer



Tim Boothe
Chief Administration
Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-32550

WESTERN ALLIANCE BANCORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**88-0365922**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

One E. Washington Street, Suite 1400	**Phoenix**	**Arizona**	**85004**
(Address of principal executive offices)			**(Zip Code)**

(602) 389-3500
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value	WAL	New York Stock Exchange
Depositary Shares, Each Representing a 1/400th Interest in a Share of 4.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A	WAL PrA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates was approximately $6.73 billion based on the June 30, 2024 closing price of said stock on the New York Stock Exchange ($62.82 per share).

As of February 18, 2025, Western Alliance Bancorporation had 110,454,292 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

INDEX

PART I

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (this "Form 10-K") are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goals," "guidance," "intend," "may," "opportunity," "plan," "position," "potential," "project," " seek," "should," "strategy," "target," "will," "would" or similar statements or variations of such words and other similar expressions. All statements other than statements of historical fact are "forward-looking statements" within the meaning of the Reform Act, including statements that are related to or are dependent on estimates or assumptions relating to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect the Company's current views about future events and financial performance and involve certain risks, uncertainties, assumptions, and changes in circumstances that may cause the Company's actual results to differ significantly from historical results and those expressed in any forward-looking statement. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, those described in "Risk Factors" in Item 1A of this Form 10-K. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to publicly update or revise any forward-looking statements included in this Form 10-K or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 10-K might not occur, and you should not put undue reliance on any forward-looking statements.

GLOSSARY OF ENTITIES AND TERMS

The acronyms and abbreviations identified below are used in various sections of this Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," in Item 7 and the Consolidated Financial Statements and the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K:

ENTITIES / DIVISIONS:					
ABA	Alliance Bank of Arizona	CSI	CS Insurance Company	WAB or Bank	Western Alliance Bank
AmeriHome	AmeriHome Mortgage Company, LLC	DST	Digital Settlement Technologies LLC	WABT	Western Alliance Business Trust
BON	Bank of Nevada	FIB	First Independent Bank	WAL or Parent	Western Alliance Bancorporation
Bridge	Bridge Bank	TPB	Torrey Pines Bank	WATC	Western Alliance Trust Company, N.A.
Company	Western Alliance Bancorporation and subsidiaries	WA PWI	Western Alliance Public Welfare Investments, LLC		

TERMS:					
ACL	Allowance for Credit Losses	EBO	Early buyout	LGD	Loss Given Default
AFS	Available-for-Sale	ECR	Earnings credit rates	LIBOR	London Interbank Offered Rate
ALCO	Asset and Liability Management Committee	EGRRCPA	The Economic Growth, Regulatory Relief, and Consumer Protection Act	LIHTC	Low-Income Housing Tax Credit
AML/CFT	Anti-Money Laundering / Countering the Financing of Terrorism	EPS	Earnings per Share	MBS	Mortgage-Backed Securities
AOCI	Accumulated Other Comprehensive Income	ERM	Enterprise Risk Management	MOU	Memorandum of Understanding
ASC	Accounting Standards Codification	ESG	Environmental, Social, and Governance	MSA	Metropolitan Statistical Area
ASU	Accounting Standards Update	EVE	Economic Value of Equity	MSR	Mortgage Servicing Right
Basel Committee	Basel Committee on Banking Supervision	Exchange Act	Securities Exchange Act of 1934, as Amended	NBL	National Business Lines
Basel III	Banking Supervision's December 2010 Final Capital Framework	FASB	Financial Accounting Standards Board	NIST	National Institute of Standards and Technology
BHCA	Bank Holding Company Act of 1956	FCRA	Fair Credit Reporting Act of 1971	NOL	Net Operating Loss
BOD	Board of Directors	FDIA	Federal Deposit Insurance Act	NPV	Net Present Value
BOLI	Bank Owned Life Insurance	FDIC	Federal Deposit Insurance Corporation	NYSE	New York Stock Exchange
BSA	Bank Secrecy Act	FFIEC	Federal Financial Institutions Examination Council	OCC	Office of the Comptroller of the Currency
CAMELS	Capital Adequacy, Assets, Management Capability, Earnings, Liquidity, Sensitivity	FHA	Federal Housing Administration	OCI	Other Comprehensive Income
Capital Rules	The FRB, the OCC, and the FDIC 2013 Approved Final Rules	FHLB	Federal Home Loan Bank	OFAC	Office of Foreign Asset Control
CBDP	Commercial Banking Development Program	FHLMC	Federal Home Loan Mortgage Corporation	OREO	Other Real Estate Owned
CCO	Chief Credit Officer	FICO	Fair Isaac Corporation	ORMC	Operational Risk Management Committee
CDARS	Certificate Deposit Account Registry Service	First Line	First Line of Defense	PCAOB	Public Company Accounting Oversight Board
CECL	Current Expected Credit Loss	FNMA	Federal National Mortgage Association	PCD	Purchased Credit Deteriorated
CEO	Chief Executive Officer	FRA	Federal Reserve Act	PD	Probability of Default
CET1	Common Equity Tier 1	FRB	Federal Reserve Bank	PPNR	Pre-Provision Net Revenue
CFO	Chief Financial Officer	FTC	Federal Trade Commission	ROU	Right of Use
CFPB	Consumer Financial Protection Bureau	FVO	Fair Value Option	SEC	Securities and Exchange Commission
CIO	Chief Information Officer	GAAP	U.S. Generally Accepted Accounting Principles	SERP	Supplemental Executive Retirement Plan
CISO	Chief Information Security Officer	GLBA	Gramm-Leach-Bliley Act	SIEM	Security Information and Event Management
CLO	Collateralized Loan Obligation	GNMA	Government National Mortgage Association	SLC	Senior Loan Committee
COSO	Committee of Sponsoring Organizations of the Treadway Commission	GSE	Government-Sponsored Enterprise	SMC	Security Monitoring Center
CRA	Community Reinvestment Act	HELOC	Home Equity Line of Credit	SOFR	Secured Overnight Funding Rate
CRE	Commercial Real Estate	HFI	Held for Investment	TEB	Tax Equivalent Basis
CSR	Cyber Security Response	HFS	Held for Sale	TSR	Total Shareholder Return
DEI	Diversity, Equity, and Inclusion	HTM	Held-to-Maturity	UPB	Unpaid Principal Balance
DIF	Deposit Insurance Fund	HUD	U.S. Department of Housing and Urban Development	USDA	United States Department of Agriculture
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	ICS	Insured Cash Sweep Service	VA	Veterans Affairs
DOJ	U.S. Department of Justice	IRLC	Interest Rate Lock Commitment	VIE	Variable Interest Entity
DTA or DTL	Deferred Tax Asset or Deferred Tax Liability	ISDA	International Swaps and Derivatives Association		
EAD	Exposure at Default	IT	Information Technology		

Item 1.   Business.

Organization Structure and Description of Services

WAL is a bank holding company headquartered in Phoenix, Arizona, incorporated under the laws of the state of Delaware. WAL provides a full spectrum of customized loan, deposit and treasury management capabilities, including funds transfer and other digital payment offerings through its wholly-owned banking subsidiary, WAB, together with its banking divisions: ABA, BON, FIB, Bridge, and TPB.

The Company also provides an array of specialized financial services to business customers across the country, including mortgage banking services through AmeriHome, treasury management services to the homeowner's association sector, and digital payment services for the class action legal industry. In addition, the Company has the following non-bank subsidiaries: CSI, a captive insurance company formed and licensed under the laws of the State of Arizona and established as part of the Company's overall enterprise risk management strategy and WATC, which provides corporate trust services and levered loan administration solutions.

WAL also has eight unconsolidated subsidiaries used as business trusts in connection with issuance of trust-preferred securities as described in "Note 12. Qualifying Debt" in Item 8 of this Form 10-K.

Bank Subsidiary

At December 31, 2024, WAL has the following bank subsidiary:

Bank Name	Headquarters	Location Cities	Total Assets	Net Loans	Deposits
			(in millions)		
Western Alliance Bank	Phoenix, Arizona	**Arizona:** Chandler, Flagstaff, Gilbert, Mesa, Phoenix, Scottsdale, and Tucson **Nevada:** Carson City, Fallon, Henderson, Las Vegas, Mesquite, Reno, and Sparks **California:** Beverly Hills, Carlsbad, Costa Mesa, Irvine, La Mesa, Los Angeles, Oakland, Pleasanton, San Diego, San Francisco, San Jose, and Woodland Hills **Other:** Atlanta, Georgia; Austin, Houston, and Irving, Texas; Boston, Massachusetts; Chicago, Illinois; Columbus, Ohio; Denver, Colorado; Minneapolis, Minnesota; New York, New York; Seattle, Washington; and Tysons, Virginia	$ 80,862	$ 55,588	$ 66,760

WAB has the following wholly-owned operating subsidiaries:

- WABT holds certain investment securities, municipal and non-profit loans, and leases.
- WA PWI holds interests in certain limited partnerships invested primarily in low income housing tax credits and small business investment corporations.
- BW Real Estate, Inc. operates as a real estate investment trust and holds certain of WAB's real estate loans and related securities.
- Helios Prime, Inc. holds interests in certain limited partnerships invested in renewable energy projects.
- Western Finance Company purchases and originates equipment finance leases and provides mortgage banking services through its wholly-owned subsidiary, AmeriHome.
- DST provides digital payments services for the class action legal industry.

Market Segments

The Company's reportable segments are aggregated with a focus on products and services offered and consist of three reportable segments:

- Commercial segment: provides commercial banking and treasury management products and services to small and middle-market businesses, specialized banking services to sophisticated commercial institutions and investors within niche industries, as well as financial services to the real estate industry.
- Consumer Related segment: offers commercial banking services to enterprises in consumer-related sectors, as well as consumer banking services, such as residential mortgage banking.
- Corporate & Other: consists of the Company's investment portfolio, Corporate borrowings and other related items, as well as income and expense items not allocated to other reportable segments and inter-segment eliminations.

Loan and deposit accounts are typically assigned directly to the segments where these products are originated and/or serviced. Equity capital is assigned to each segment based primarily on the risk profile of their assets and liabilities. Any excess equity not allocated to segments based on risk is assigned to the Corporate & Other segment.

Net interest income, provision for credit losses, and non-interest expense amounts are recorded in their respective segments to the extent the amounts are directly attributable to those segments. Net interest income of a reportable segment includes a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics. Using this funds transfer pricing methodology, liquidity is transferred between users and providers. Net income amounts for each reportable segment are further derived by the use of expense allocations. Certain expenses not directly attributable to a specific segment are allocated across all segments based on key metrics, such as number of employees, number of transactions processed for loans and deposits, and average loan and deposit balances. Income taxes are applied to each segment based on the effective tax rate for the geographic location of the segment. Any difference in the corporate tax rate and the aggregate effective tax rates in the segments are reflected in the Corporate & Other segment.

Lending Activities

General

Through WAB and its banking divisions and operating subsidiaries, the Company provides a variety of lending products to customers, including the loan types discussed below.

Commercial and Industrial: Commercial and industrial loans comprise 43% and 38% of the Company's HFI loan portfolio as of December 31, 2024 and 2023, respectively. These loans include working capital lines of credit, loans to technology companies, inventory and accounts receivable lines, mortgage warehouse lines, and other commercial loans. Equipment loans and leases and loans to tax-exempt municipalities and not-for-profit organizations are also categorized as commercial and industrial loans.

Residential: Residential loans comprise 27% and 29% of the Company's loan portfolio as of December 31, 2024 and 2023, respectively. The Company executes flow and bulk residential loan purchases that meet the Company's goals and underwriting criteria through its residential mortgage acquisition program. These loan purchases consist of both conforming and non-conforming loans. Non-conforming loan purchases are generally limited to borrowers with high FICO scores and loans with low loan-to-value ratios.

CRE: Loans to fund the purchase or refinancing of CRE for investors (non-owner occupied) or owner occupants represent 22% and 23% of the Company's loan portfolio as of December 31, 2024 and 2023, respectively. These CRE loans are secured by multi-family residential properties, professional offices, industrial facilities, retail centers, hotels, and other commercial properties. Approximately $2.3 billion, or 4.4%, of total loans HFI consisted of CRE non-owner occupied office loans as of December 31, 2024, compared to $2.4 billion, or 4.7%, as of December 31, 2023. These office loans primarily consist of shorter-term bridge loans that enable borrowers to reposition or redevelop projects with more modern standards attractive to in-office employers in today's environment, including enhanced on-site amenities. The vast majority of these projects are located in suburban locations with central business district and midtown exposure of less than 1% and 11% of office loans, respectively.

The office loan portfolio largely consists of value-add loans that require significant up-front cash equity contributions from institutional sponsors and large regional and national developers. The properties underlying these loans have stable business trends and low vacancy rates. In addition to adhering to conservative underwriting standards, asset-specific credit risk is mitigated through continued sponsor support of projects by re-appraisal rights by the Company, re-margining requirements and ongoing debt service, and debt yield covenants. To a large extent, the financing structures of these loans do not carry junior liens or mezzanine debt, which enables maximum flexibility when working with clients and sponsors.

Substantially all of the Company's remaining CRE loans are secured by first liens with an initial loan-to-value ratio of generally not more than 75%. As of December 31, 2024 and 2023, 16% of the Company's CRE loans were owner occupied. Owner occupied CRE loans are loans secured by owner occupied non-farm nonresidential properties for which the primary source of repayment (more than 50%) is the cash flow from the ongoing operations and activities conducted by the borrower who owns the property. Non-owner occupied CRE loans are CRE loans for which the primary source of repayment is rental income generated from the collateral property.

Construction and Land Development: Construction and land development loans comprise 8% and 10% of the Company's loan portfolio as of December 31, 2024 and 2023, respectively. This portfolio includes single family and multi-family residential projects, industrial/warehouse properties, office buildings, retail centers, medical office facilities, and residential lot developments. These loans are primarily originated to experienced local and national developers with whom the Company has a satisfactory lending history. An analysis of each construction project is performed as part of the underwriting process to determine whether the type of property, location, construction costs, and contingency funds are appropriate and adequate. Loans to finance commercial raw land are primarily to borrowers who plan to initiate active development of the property within two years.

Consumer: Limited types of consumer loans are offered to meet customer demand and to respond to community needs. Examples of these consumer loans include home equity loans and lines of credit, home improvement loans, personal lines of credit, and loans to individuals for investment purposes.

At December 31, 2024, the Company's HFI loan portfolio totaled $53.7 billion, or approximately 66% of total assets. The following table sets forth the composition of the Company's HFI loan portfolio:

	December 31,					
		2024			2023	
		Amount	**Percent**		Amount	Percent
			(dollars in millions)			
Commercial and industrial	$	**23,128**	**43.1 %**	$	19,103	38.0 %
Commercial real estate - non-owner occupied		**9,868**	**18.4**		9,650	19.2
Commercial real estate - owner occupied		**1,825**	**3.4**		1,810	3.6
Construction and land development		**4,479**	**8.3**		4,889	9.7
Residential real estate		**14,326**	**26.7**		14,778	29.4
Consumer		**50**	**0.1**		67	0.1
Loans HFI, net of deferred loan fees and costs	$	**53,676**	**100.0 %**	$	50,297	100.0 %
Allowance for credit losses		**(374)**			(337)	
Net loans HFI	$	**53,302**		$	49,960	

For additional information regarding loans, see "Note 4. Loans, Leases and Allowance for Credit Losses" in Item 8 or "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Financial Condition – Loans" in Item 7 of this Form 10-K.

The Company adheres to a specific set of credit standards intended to ensure appropriate management of credit risk. Furthermore, the Bank's senior management team plays an active role in monitoring compliance with such standards.

Loan originations are subject to a process that includes the credit evaluation of borrowers, utilizing established lending limits, collateral analysis, and procedures for continual monitoring and identification of credit deterioration. Loan officers actively monitor their individual credit relationships in order to report suspected risks and potential downgrades as early as possible. The BOD approves all material changes to loan policy, as well as lending limit authorities. The Bank's lending policies generally incorporate consistent underwriting standards across all geographic regions in which the Bank operates, customized as necessary to conform to state law and local market conditions. The Bank's credit culture emphasizes timely identification of troubled credits allowing management to take prompt corrective action, when necessary.

Loan Approval Procedures and Authority

The Company's loan approval procedures are executed through a tiered loan limit authorization process, which is structured as follows:

- *Individual Credit Authorities.* The credit approval levels for individual credit officers are set by policy and certain credit officers' approval authorities are established on a delegated basis.
- *SLC Subcommittees.* Credits in excess of individual credit authorities but less than SLC approval thresholds are submitted to the appropriate subcommittee based on risk segment. The Company's risk segments are defined primarily by product lines organized based on loan type and risk profile. The subcommittees consist of members of the Bank's senior management and senior credit officers.
- *SLC.* Credits in excess of subcommittee approval authority require the approval of the Bank's SLC, which has the highest level of credit approval authority. SLC membership includes the CEO and other senior executives appointed by the CEO and is chaired by the Bank's CCO.

Management and monitoring of credit risk for the Company's overall lending portfolio continues to be a high priority. As elevated focus on the evolving industry dynamics facing the CRE market have emerged over the past year, the Company has been proactive in establishing enhanced monitoring policies and procedures as it relates to its CRE loans and has undertaken actions to limit growth of its CRE portfolio. To this end, and to drive consistency in underwriting, portfolio management, and loan monitoring metrics, in January 2024, the Company aligned its loan committee structures to a product focus, creating new CRE and C&I loan committees, which is a shift away from its former divisional or NBL focused loan committees. The Company has also undertaken efforts during the year to streamline its credit risk monitoring process to enable management to more centrally track and monitor assets. In addition, the Company's credit monitoring strategy continues to be focused on early identification and elevation of potential problem loans. These efforts include increased frequency of meetings with business line owners, early engagement of the Company's special assets group, and inclusion of pass grade loans with a potential for downgrade in asset quality and problem loan meeting discussions.

Loans to One Borrower. In addition to the limits set forth below, subject to certain exceptions, state banking laws generally limit the amount of funds a bank may lend to a single borrower. Under Arizona law, the obligations of one borrower to a bank generally may not exceed 20% of the Bank's capital, plus an additional 10% of its capital if the additional amounts are fully secured by readily marketable collateral. Arizona law does not specifically require aggregation of loans to affiliated entities in determining compliance with the lending limit. As a matter of longstanding practice, the Arizona Department of Insurance and Financial Institutions uses the same aggregation analysis as applied to national banks by the Office of the Comptroller of the Currency.

Concentrations of Credit Risk. The Company's lending policies also establish customer and product concentration limits for its HFI and HFS loan portfolios, which are based on outstanding amounts, to control single customer and product exposures. The Company's lending policies have several different measures to limit concentration exposures. Set forth below are the primary segmentation limits and actual measures based on outstanding amounts as of December 31, 2024:

	Percent of Tier 1 Capital and ACL (1)	
	Policy Limit	**Actual**
Loans HFI		
CRE	230 %	165 %
Commercial and industrial	550	327
Construction and land development	85	63
Residential real estate	260	202
Consumer	7	1
Loans HFS		
Residential real estate	60	32

(1)   ACL refers to the allowance for credit losses on funded loans.

Asset Quality

General

To measure asset quality, the Company has instituted a loan grading system consisting of nine different categories. The first five are considered satisfactory "pass" ratings. The other four "non-pass" grades range from a "Special mention" category to a "Loss" category and are consistent with the grading systems used by federal banking regulators. All loans are assigned a credit risk grade at the time they are made and formally reviewed on a quarterly basis as part of the Company's loan grade certification process to identify loans that may be exhibiting early-warning signs of credit stress and determine whether a change in the credit risk grade is warranted. In addition, the grading of the Company's loan portfolio is reviewed on a regular basis by its internal loan review department.

Collection Procedure

Bank personnel are responsible for monitoring activity that may indicate an increased risk rating, including, but not limited to, past-dues, overdrafts, and loan agreement covenant defaults related to its commercial borrowers. If a commercial borrower fails to make a scheduled payment on a loan, Bank personnel attempt to remedy the deficiency by contacting the borrower and seeking payment. Contact is generally made within 15 business days after the payment becomes past due. The Bank also maintains a special assets department, which generally services and collects loans rated Substandard or worse. Loans deemed uncollectible are charged-off.

Nonperforming Assets

Nonperforming assets include loans past due 90 days or more and still accruing interest (that are not government guaranteed), non-accrual and accruing restructured loans, and repossessed assets, including OREO. In general, loans are placed on non-accrual status when the Company determines ultimate collection of principal and interest is in doubt due to the borrower's financial condition, collateral value, and collection efforts. In addition, the Company considers all loans rated Substandard or worse to be experiencing financial difficulty. A restructured loan is a loan modification for a borrower experiencing financial difficulty. Other repossessed assets result from loans where the Company has received title or physical possession of the borrower's assets. The Company generally re-appraises OREO and collateral dependent non-residential loans with balances greater than $0.5 million every 12 months. Total net gains and losses on sales and reappraisals of repossessed and other assets was not significant during each of the years ended December 31, 2024, 2023, and 2022. However, losses may be experienced in future periods.

Criticized Assets

Federal bank regulators require banks to classify their assets on a regular basis. In addition, in connection with their examinations of the Bank, examiners have authority to identify problem assets and, if appropriate, re-classify them. A loan grade of "Special Mention" from the Company's internal loan grading system is utilized to identify potential problem assets and loan grades of "Substandard," "Doubtful," and "Loss" are utilized to identify actual problem assets.

The following describes the potential and actual problem assets using the Company's internal loan grading system definitions:

- *"Special Mention" (Grade 6):* Generally these are assets that possess potential weaknesses that warrant management's close attention. These loans may involve borrowers with adverse financial trends, higher debt to equity ratios, or weaker liquidity positions, but not to the degree of being considered a "problem loan" where risk of loss may be apparent. Loans in this category are usually performing as agreed, although there may be non-compliance with financial covenants.

- *"Substandard" (Grade 7):* These assets are characterized by well-defined credit weaknesses and carry the distinct possibility the Company will sustain some loss if such weakness or deficiency is not corrected. All loans 90 days or more past due and all loans on non-accrual status are considered at least "Substandard," unless extraordinary circumstances would suggest otherwise.

- *"Doubtful" (Grade 8):* These assets have all the weaknesses inherent in those classified as "Substandard" with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable, but because of certain known factors which may work to the advantage and strengthening of the asset (for example, capital injection, perfecting liens on additional collateral and refinancing plans), classification as an estimated loss is deferred until a more precise status may be determined.

- *"Loss" (Grade 9):* These assets are considered uncollectible and having such little recoverable value that it is not practical to defer writing off the asset. This classification does not mean the loan has absolutely no recovery or salvage value, but rather it is not practicable or desirable to defer writing off the asset, even though partial recovery may be achieved in the future.

Allowance for Credit Losses

The provision for credit losses in each period is reflected as a reduction in earnings for that period and includes amounts related to funded loans, unfunded loan commitments, and investment securities. The provision is equal to the amount required to maintain the ACL at a level adequate to absorb estimated lifetime credit losses inherent in the loan and investment securities portfolios as well as off-balance sheet credit exposures. Charge-offs are recorded as a reduction to the ACL and subsequent recoveries of previously charged-off amounts are credited to the ACL. The ACL on funded loans and investment securities are presented as a reduction to the respective asset balance on the Consolidated Balance Sheet. The ACL on unfunded loan commitments is classified in Other liabilities on the Consolidated Balance Sheet. For a detailed discussion of the Company's methodology see "Management's Discussion and Analysis and Financial Condition – Critical Accounting Estimates – Allowance for Credit Losses" in Item 7 of this Form 10-K.

Investment Activities

The Company has an investment policy, which is approved by the BOD on an annual basis. This policy dictates that investment decisions be made based on the safety of the investment, liquidity requirements of the Bank and holding company, potential returns, cash flow targets, and consistency with the Company's interest rate risk management. The Bank's ALCO is responsible for making securities portfolio decisions in accordance with established policies. The CFO and Treasurer have the authority to purchase and sell securities within specified guidelines. All investment transactions for the Bank and for the holding company during the year ended December 31, 2024 were reviewed by the ALCO and BOD.

The Company's investment policy limits new securities purchases to certain eligible investment types and, in the aggregate, are further subject to the following quantitative limits of the Bank, which are calculated as a percent of CET1, as of December 31, 2024:

Securities Category	Policy Limit	Actual
Held-to-maturity		
Tax-exempt low income housing development bonds	35.0 %	19.9 %
Available-for-sale debt and equity securities		
CLO	22.5	8.4
Corporate debt securities	10.0	6.0
High quality liquid assets:		
Non-GNMA	70.0	36.4
GNMA	92.5	61.7
Private label residential MBS	25.0	16.9
Municipal securities and tax-exempt low income housing development bonds	20.0	13.9
U.S. Treasury securities & agency notes with maturities greater than 1 year (1)	50.0	—
CRA	5.0	1.0
Preferred stock	5.0	1.4

(1)   There is no investment policy limit for purchases of U.S. Treasury securities with maturities less than 1 year.

The Company's policies also govern the use of derivatives, and provide that the Company prudently use derivatives in accordance with applicable regulations as a risk management tool to reduce the overall exposure to interest rate risk, and not for speculative purposes.

The Company's investment securities portfolio includes debt and equity securities. Debt securities are classified as AFS or HTM pursuant to ASC Topic 320, *Investments* and ASC Topic 825, *Financial Instruments*. Equity securities are reported at fair value in accordance with ASC Topic 321, *Equity Securities*. For further discussion of significant accounting policies related to the Company's investment securities portfolio refer to "Note 1. Summary of Significant Accounting Policies" in Item 8 of this Form 10-K.

As of December 31, 2024, the Company's investment securities portfolio totaled $15.1 billion, representing approximately 19% of the Company's total assets, with a significant portion of the portfolio invested in AAA/AA+ rated securities. The average duration, which is a measure of the interest rate sensitivity of the Company's debt securities portfolio, is 3.4 years as of December 31, 2024.

The following table summarizes the carrying value of the Company's investment securities:

	December 31,				
	2024			2023	
	Amount	**Percent**		Amount	Percent
		(dollars in millions)			
Debt securities					
Residential MBS issued by GSEs	$ **5,831**	**38.6 %**	$	1,972	15.5 %
U.S. Treasury securities	**4,383**	**29.0**		4,853	38.2
Tax-exempt	**2,195**	**14.5**		2,101	16.5
Private label residential MBS	**1,123**	**7.4**		1,303	10.2
CLO	**570**	**3.8**		1,399	11.0
Commercial MBS issued by GSEs	**437**	**2.9**		530	4.2
Corporate debt securities	**386**	**2.6**		367	2.9
Other	**69**	**0.4**		69	0.5
Total debt securities	$ **14,994**	**99.2 %**	$	12,594	99.0 %
Equity securities					
Preferred stock	$ **91**	**0.6 %**	$	100	0.8 %
CRA investments	**26**	**0.2**		26	0.2
Total equity securities	$ **117**	**0.8 %**	$	126	1.0 %
Total investment securities	$ **15,111**	**100.0 %**	$	12,720	100.0 %

As of December 31, 2024 and 2023, the Company also held investments in BOLI of $1.0 billion and $186 million, respectively. BOLI is used as a tax efficient method to help offset employee benefit costs. The increase in BOLI from December 31, 2023 is attributable to the purchase of a new BOLI policy during the year. The earnings from the new BOLI separate life policy are linked to the performance of a pool of highly rated (AA or better) CLO securities, secured by a stable value wrap that provides a level of stability to the investment performance of the underlying CLO portfolio.

For additional information concerning investments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations and Financial Condition – Investments" in Item 7 of this Form 10-K.

Deposit Products

The Company offers a variety of deposit products, including demand deposits, checking accounts, savings accounts, money market accounts, and other types of deposit accounts, including fixed-rate, fixed maturity certificates of deposit. The Company has historically focused on growing its lower cost core customer deposits. Recently, the Company has also focused on expanding into new deposit channels, including online consumer focused deposit initiatives. As of December 31, 2024, the deposit portfolio was comprised of 28% non-interest-bearing deposits and 72% interest-bearing deposits.

The competition for deposits in the Company's markets is strong. The Company has historically been successful in attracting and retaining deposits due to several factors, including its:

- knowledgeable and empowered bankers committed to providing personalized and responsive service that translates into long lasting relationships;
- broad selection of cash management services offered; and
- incentives to employees for business development and retention.

Deposit balances are generally influenced by national and local economic conditions, changes in prevailing interest rates, competitiveness of offered rates, perceived stability of financial institutions, and competition. In order to attract and retain deposits, the Company relies on providing quality service and introducing new products and services that meet the needs of its customers.

The Bank's deposit rates are determined through an internal oversight process under the direction of its ALCO. The Bank considers a number of factors when determining deposit rates, including:

- current and projected national and local economic conditions and the outlook for interest rates;
- competition for deposits;
- loan and deposit positions and forecasts, including any concentrations in either; and
- alternative borrowing costs from the FHLB or other sources.

The following table shows the Company's deposit composition:

	December 31,			
	2024		2023	
	Amount	**Percent**	Amount	Percent
	(in millions)			
Non-interest-bearing demand deposits	$ **18,846**	**28.4 %** $	14,520	26.2 %
Interest-bearing transaction accounts	**15,878**	**23.9**	15,916	28.8
Savings and money market accounts	**21,208**	**32.0**	14,791	26.7
Time certificates of deposit ($250,000 or more)	**1,640**	**2.5**	1,478	2.7
Other time deposits (1)	**8,769**	**13.2**	8,628	15.6
Total deposits	$ **66,341**	**100.0 %** $	55,333	100.0 %

(1)   Retail brokered time deposits over $250,000 of $5.6 billion and $5.8 billion as of December 31, 2024 and 2023, respectively, are included within Other time deposits as these deposits are generally participated out by brokers in shares below the FDIC insurance limit.

Although the Company does not pay interest to depositors of non-interest-bearing accounts, earnings credits and referral fees are awarded to certain account holders, which offset charges incurred by account holders for other services. Earnings credits and referral fees earned in excess of charges incurred by account holders are recorded in Deposit costs as part of non-interest expense and fluctuate as a result of eligible deposit balances and ECR rates on these deposit balances.

In addition to the Company's deposit base, it has access to other sources of funding, including FHLB and FRB advances, Federal funds purchased, repurchase agreements, and secured and unsecured lines of credit with other financial institutions. Previously, the Company has also accessed the capital markets through trust preferred, credit linked note, subordinated debt, and Senior Note offerings. For additional information concerning the Company's deposits, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Balance Sheet Analysis – Deposits" in Item 7 of this Form 10-K.

Other Financial Products and Services

In addition to traditional commercial banking activities, the Company offers other financial services to its customers, including internet banking, wire transfers, electronic bill payment and presentment, funds transfer and other digital payment offerings, lock box services, courier, and cash management services.

Customer, Product, and Geographic Concentrations

Commercial and industrial loans make up 43% and 38% of the Company's HFI loan portfolio as of December 31, 2024 and 2023, respectively. Residential loans comprise 27% and 29% of the Company's HFI loan portfolio as of December 31, 2024 and 2023, respectively. In addition, 30% and 33% of the Company's HFI loan portfolio at December 31, 2024 and 2023, respectively, was represented by CRE and construction and land development loans. The Company's CRE business is concentrated primarily in the Company's core footprint states: Arizona, California, and Nevada. Consequently, the Company is dependent on the trends of these regional economies.

The Company is not dependent upon any single or limited number of customers, the loss of which would have a material adverse effect on the Company. Neither the Company nor any of its reportable segments have customer relationships that individually account for 10% or more of consolidated or segment revenues. No material portion of the Company's lending business is seasonal. However, seasonality in the Company's mortgage warehouse deposits may impact lending activities.

Competition

The financial services industry is highly competitive and has been significantly impacted by federal and state legislation that makes it easier for non-bank financial institutions to compete with the Company. The Company competes for loans, deposits, and customers with other banks, mortgage companies, insurance companies, finance companies, financial technology firms, and other non-bank financial services providers. This strong competition for deposit and loan products directly affects the interest rates on those products and the terms on which they are offered to customers. In addition, many of the Company's competitors are much larger in total assets and capitalization and are able to offer a broader range of financial services than the Company can offer. Technological innovation and capabilities, including changes in product delivery systems and web-based tools, also continue to contribute to greater competition in domestic and international financial services markets and larger competitors may be able to allocate more resources to these technology initiatives.

Human Capital Resources

The Company's culture is defined by its corporate values of integrity, creativity, teamwork, passion, and excellence. People, Performance, and Possibilities capture the Company's defining values and behaviors that shape our unique culture and how we do business. People are the foundation of the Company and the Company invests in their success by providing expanded opportunities for career growth and advancement. Our people are committed to our clients' success and, by putting clients first, we create strong stockholder returns. This leads to tremendous possibilities to fuel client growth and support the Company's communities.

The Company is deeply committed to giving back to the communities where it does business and strives to help low-to-moderate income geographies become healthier and more sustainable communities. Employees are encouraged to dedicate their time and expertise to charitable and civic organizations they are passionate about. In total, employees volunteered more than 18,000 hours in 2024. The Company is also committed to providing financial support for education, affordable housing, and community development lending and investments.

As of December 31, 2024, the Company employed 3,524 full-time equivalent employees, an increase of 8% from December 31, 2023. The Company's employees are not represented by a union or covered by a collective bargaining agreement.

Human Capital Metrics

The Company is committed to maintaining a dynamic and diverse workforce and provides equal opportunity in all aspects of employment. The Company continually assesses opportunities to attract and retain a diverse population of high performing employees to support the growth of the Company. The Company has built relationships with community and educational institutions to strengthen its pipelines of potential job candidates. The Company maintains an executive-led Opportunity Council, which provides access to leadership, and evaluates organizational practices that build a sense of belonging, enhance the Company's pipeline of talent, engage its people, and create a culture instilled with the Company's corporate values. One aspect of this work is the active support of Business Resource Groups, which are employee-led groups to support the diverse aspects and experiences of our people, such as women, veterans, minority groups, cancer survivors and caretakers, LGBTQIA+ employees, employees with disabilities, and encouraging multigenerational connections. These groups are open to all, provide connection with Bank leadership, and are focused on education, professional development, and community engagement.

The Company employs a diverse workforce that reflects its clients and communities, which is shown in the Company's ethnic and gender diversity metrics presented in the table below:

	December 31,		
	2024	2023	2022
	(as a percentage of total employees)		
Employees belonging to an ethnic minority group	**45 %**	44 %	43 %
Female employees	**50**	51	52

As of December 31, 2024, 44% of employees that occupied roles involving supervision and management of other employees were women, compared to 43% in the prior year. In addition, at the leadership level, the Company's female and ethnic employees increased to 48% as of December 31, 2024 from 45% in the prior year.

Recruiting, Retention, and Talent Development

The Company recognizes its success is highly dependent on its ability to attract, retain and develop employees. To foster this development, the Company has created three early talent identification programs, a college internship program, the CBDP, and iLead, with the goal of each program being to enhance management's ability to promote pathways for growth of future leaders. Campus recruitment initiatives and partnerships also help expand the Company's pipeline of talent. Within the internship program, college students and recent graduates are paired with leaders across the Company to create a valuable, immersive experience, with an objective of retaining promising interns and creating a pipeline for the CBDP or other roles. The CBDP is an 18-month, on-the-job development program to train successful credit analysts that offers progressive assignments, mentoring, opportunities to learn the business and various aspects of leadership, with the objective of developing future leaders of the Company. The iLead Program is an 18-month program for recent MBA graduates, designed to accelerate the development of high potential mid-career talent in sales or corporate career paths. Additionally, the Company has expanded its sales training and mentoring efforts to foster internal development within its commercial lending teams.

As a growing company, recruiting new talent to the organization is key to the Company's success and part of that objective includes building a workforce that is representative of the communities the Company exists in and serves. In 2024, 51% of WAB's open positions were filled by external candidates belonging to an ethnic minority group compared to 47% in 2023.

Retaining qualified employees who have been key contributors to the Company's success story remains an important objective. The table below presents the Company's overall employee turnover rate:

| | Year ended December 31, | | |
	2024	2023 (1)	2022 (1)
Turnover Rate	15 %	14 %	17 %

(1) Excludes the impact of reductions in workforce during the period.

The turnover rate was largely consistent at 15% in 2024 compared to 2023.

The table below presents the Company's employee turnover rate by age group:

| | Year ended December 31, | | |
Turnover Rate by Age Group	2024	2023 (1)	2022 (1)
Under 30	19 %	18 %	27 %
Between 30-50	14	14	15
Over 50	15	14	15

(1) Excludes the impact of reductions in workforce during the period.

In 2024, 2023 and 2022, the Company's turnover rate was highest among employees in the Under 30 age group.

The Company also offers a variety of resources and training to help its employees grow in their current roles and build new skills and awareness, including online development programs and workshops, mentoring programs, tuition reimbursement, participation in Business Resource Groups, and internal webinars that feature speakers from across the Company, sharing information about and success in their business line, division, or functional area. The Company encourages its employees to take an active role in their career and through the annual performance management process, employees are able to identify individual development goals and create an action plan to achieve these goals.

Compensation and Benefits

The Company's compensation and benefits programs are designed to attract, retain, motivate, and reward employees to deliver strong performance and excellence. In addition to salaries, these programs include annual bonuses, stock awards, a 401(k) Plan with an employer matching contribution, healthcare, life insurance and other benefits, health savings and flexible spending accounts, and various paid time off benefits. Throughout the organization, 100% of employees participate in the annual bonus plan or are eligible to receive business incentives.

Health and Wellness

The Company is committed to supporting the wellness of its people, to enable their personal and professional productivity, improve physical and mental well-being, and provide support for optimal health at work and at home. To support these efforts, the Company has established Wellness Committees to engage its people in well-being initiatives that provide opportunities for employees to develop healthier lifestyles by promoting habits and attitudes that support wellness.

Supervision and Regulation

The Company and its subsidiaries are extensively regulated and supervised under both federal and state laws. A summary description of the laws and regulations that relate to the Company's operations are discussed in Supervision and Regulation within Item 7 of this Form 10-K.

Additional Available Information

The Company maintains an internet website at http://www.westernalliancebancorporation.com. The Company makes available its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act and other information related to the Company free of charge, through this site, as soon as reasonably practicable after it electronically files those documents with, or otherwise furnishes them to the SEC. The SEC maintains an internet site at http://www.sec.gov, from which all forms filed electronically may be accessed. The Company's internet website and the information contained therein are not incorporated into this Form 10-K.

In addition, copies of the Company's annual report will be made available, free of charge, upon written request.

Item 1A.   Risk Factors.

Investing in our common stock involves various risks, many of which are specific to our business. The discussion below addresses the material risks and uncertainties, of which we are currently aware, that could have a material adverse effect on our business, results of operations, and financial condition. Other risks that we do not know about now, or that we do not currently believe are material, could negatively impact our business or the trading price of our securities. Additionally, investors should not interpret the disclosure of a risk to imply that the risk has not already materialized. See additional discussions about credit, interest rate, market, and litigation risks in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Market and Economic Risks

Our financial performance may be adversely affected by conditions in the financial markets, adverse developments or concerns affecting the financial services industry generally or financial institutions that are similar to us or may be viewed as being similar to us, and economic conditions generally.

Our financial performance is highly dependent upon the business environment in the markets where we operate and in the U.S. as a whole. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity, or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, U.S. government debt default or shutdown, the imposition of tariffs on trade, natural disasters, the emergence of widespread health emergencies or pandemics, terrorist attacks, acts of war (such as the military conflicts in Ukraine and the Middle East), or a combination of these or other factors.

The specific impact on us of unfavorable or uncertain economic or market conditions is difficult to predict, could be long or short term, and may be indirect, such as disruptions in our customers' supply chains or a reduction in the demand for their products or services. A worsening of business and economic conditions generally or specifically in the principal markets in which we conduct business could have adverse effects, including the following:

- a decrease in deposit balances or the demand for loans and other products and services we offer;
- an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which could lead to higher levels of nonperforming assets, net charge-offs, and provisions for credit losses;
- a decrease in the value of loans and other assets or in the value of collateral;
- a decrease in net interest income from our lending and deposit gathering activities;
- an impairment of certain intangible assets such as goodwill;
- an increase in competition resulting from increasing consolidation within the financial services industry; and
- an increase in borrowing costs in excess of changes in the rate at which we reinvest funds.

In the U.S. financial services industry, the soundness of financial institutions is closely interrelated. Actual events involving limited liquidity, defaults, non-performance or other adverse developments affecting financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system or certain banks, deposit volatility, liquidity issues, credit problems, losses or defaults by other institutions, stock price volatility and other adverse developments. The bank closures in the first half of 2023 led to such disruption and volatility, including deposit outflows, at many mid-sized banks, including us, increasing the need for liquidity. Although bank regulators ensured depositors would have access to all of their money after only one business day of the first such bank closure, including funds held in uninsured deposit accounts, it is not certain bank regulators will treat future bank failures similarly. Additionally, these types of events may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms, and exchanges, with which we interact on a daily basis. Any of these impacts, or any other impacts resulting from the events described above or other related or similar events, could have a material adverse effect on our liquidity and current and/or projected business operations and financial condition and results of operations.

It is possible that the business environment in the U.S., including with respect to the financial services industry, will continue to be challenging or experience recession or additional volatility in the future. There can be no assurance such conditions will improve in the near term or that conditions will not worsen. There also can be no assurance there will not be additional bank failures or liquidity concerns in particular segments of the financial services industry or in the U.S. financial system as a whole. Such conditions or events could adversely affect our business, results of operations, and financial condition.

Changes in interest rates and increased rate competition could adversely affect our profitability, business, and prospects.

Most of our assets and liabilities reprice with changes in interest rates, which subjects us to significant risks from changes in interest rates and can impact our net interest income, mortgage banking revenues, the valuation of our assets and liabilities, and our ability to effectively manage interest rate risk.

We derive a significant amount of revenue from net interest income and, therefore, our net income depends heavily on net interest margin. Net interest margin is the difference between the interest we receive on loans, securities, and other earning assets and the interest we pay on interest-bearing deposits, borrowings, and other liabilities. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions, the slope of the interest rate curve, and monetary and fiscal policies of various governmental and regulatory authorities, including the FRB. In a rising rate environment, the rate of interest we pay on our interest-bearing deposits, borrowings, and other liabilities may increase more quickly than the rate of interest we receive on loans, securities, and other earning assets, which could adversely impact our net interest income and earnings.

Interest rates rose rapidly during 2023, resulting in a significant decline in the fair market values of long duration fixed rate investment securities. Any sale of investment securities held in an unrealized loss position for liquidity or other purposes will cause actual losses to be realized. Gross unrealized losses on our HTM and AFS investment securities totaled $218 million and $729 million, respectively, as of December 31, 2024. In 2024, the FRB began lowering rates as inflationary pressure started to ease. The FRB has indicated additional decreases to the federal funds target rate in 2025, but noted it will continue to assess additional information and implications for the economic outlook in determining future actions with respect to target rates.

Our earnings also could be adversely affected in a declining rate environment if the rates on our loans and other investments fall more quickly than those on our deposits and other liabilities. Because of our relatively high reliance on net interest income, our revenue and earnings are more sensitive to changes in market rates than other financial institutions with more diversified sources of revenue.

Loan volumes may also be affected by market interest rates on loans. Lower interest rates are typically associated with higher loan originations, but also result in higher loan refinancings which can result in lower average loan yields and the loss of future net servicing revenues on residential loans with an associated write-down of MSRs. In contrast, in rising interest rate environments, loan repayment rates generally decline and result in a lower volume of loan originations. In addition to the impact on our lending business, a decrease in loan originations would adversely affect the volume of loans available for purchase by our mortgage warehouse lending platform.

In addition to the potential effects on net interest margin and loan volumes, an increase in the general level of interest rates may affect the ability of certain borrowers to pay interest and principal on their obligations and reduces the amount of non-interest income we can earn due to potentially lower levels of banking business conducted, generally, as well as lower levels of servicing, gain on sale, and other revenues generated through our residential mortgage business.

The discontinuation of, or substantial change to, an interest rate benchmark we use in lending, borrowing or hedging may adversely affect our business.

We use various interest rate benchmarks in our lending, borrowing and hedging activities. An interest rate benchmark we use in lending, borrowing or hedging may be discontinued or substantially changed in the future. For example, effective January 1, 2022, the administrator of LIBOR ceased the publication of one-week and two-month U.S. dollar LIBOR, and immediately after June 30, 2023, the administrator of LIBOR ceased the publications of the remaining tenors of U.S. dollar LIBOR (one, three, six, and 12-month). Additionally, effective November 15, 2024, the Bloomberg Index Services Limited ceased publication of the Bloomberg Short-Term Bank Yield Index.

Transitioning away from an interest rate benchmark to alternative reference rates is complex and could have a range of adverse effects on our business, financial condition and results of operations. In particular, the transition could:

- adversely affect the interest rates received or paid on the value of our assets and liabilities that are based on the discontinued interest rate benchmark compared to the rate received or paid based on the alternative benchmark rates;
- adversely affect the interest rates received or paid on the value of other securities or financial arrangements;
- result in charges to the financial statements and obligation to "de-designate" certain interest rate swaps used in hedges of certain loans indexed to the discontinued interest rate benchmark;
- prompt inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of the discontinued interest rate benchmark with an alternative reference rate; and

- result in disputes, litigation or other actions with borrowers or counterparties about the transition to an alternative reference rate.

The transition away from a discontinued interest rate benchmark to an alternative reference rate would require the transition to or development of appropriate systems, models and analytics to effectively transition our risk management and other processes to products based on the applicable alternative reference rate. Such an undertaking would be time consuming and costly. Despite such efforts, the manner and impact of the transition and related developments, as well as the effect of such developments on our funding costs, investment and trading securities portfolios, and business, would be uncertain and could have a material adverse impact on our profitability.

Our financial instruments expose us to certain market risks and may increase the volatility of earnings and AOCI.

We hold certain financial instruments measured at fair value. For those financial instruments measured at fair value, we are required to recognize changes in fair value in either earnings or AOCI each quarter. Therefore, any increases or decreases in the fair value of these financial instruments will have a corresponding impact on reported earnings or AOCI. Fair value can be affected by a variety of factors, many of which are beyond our control, including credit spreads, interest rate volatility, liquidity, and other economic factors. Accordingly, we are subject to mark-to-market risk and the application of fair value accounting which may cause our earnings and AOCI to be more volatile than what may be suggested by our underlying performance.

Due to the inherent risk associated with accounting estimates, our ACL may be insufficient, which could require us to raise additional capital or otherwise adversely affect our financial condition and results of operations.

Credit losses are an inherent risk in the business of making loans. Management makes various assumptions and judgments about the collectability of our loan portfolio and maintains an ACL estimated to cover expected losses over the life of the loans in our portfolio. The measurement of expected credit losses takes place at the time the financial asset is first added to the balance sheet (with periodic updates thereafter) and is based on a number of factors, including the size of the portfolio, asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management's assessment of the credit risk inherent in the portfolio, loan underwriting policies, historical loan loss experience, and reasonable and supportable forecasts. In addition, with the exception of residential loans, we individually evaluate all loans identified as problem loans with a total commitment of $1.0 million or more, and establish an allowance based upon our estimation of the potential loss associated with those problem loans. Additions to the ACL recorded through provision for credit losses decrease our net income. If management's assumptions and judgments are incorrect or if economic conditions worsen compared to forecast, our actual credit losses may exceed our ACL.

At December 31, 2024, our ACL on funded loans and loss contingency on unfunded loan commitments and letters of credit totaled $373.8 million and $39.5 million, respectively. Deterioration in the real estate market or general economic conditions could affect the ability of our loan customers to service their debt, which could result in additional loan loss provisions and increases in our ACL. In addition, future volatility in the banking industry and related economic effects, like those experienced during 2023, may adversely impact the Company's estimate of its ACL and resulting provision for credit losses. We may also be required to record additional loan provisions or increase our ACL based on new information regarding existing loans, input from regulators in connection with their review of our loan portfolio, changes in regulatory guidance, regulations or accounting standards, identification of additional problem loans, changes in economic outlook, and other factors, both within and outside of our management's control. Moreover, because future events are uncertain and because we may not successfully identify all deteriorating loans in a timely manner, there may be loans that deteriorate in an accelerated time frame.

Any increases in the provision or ACL would decrease our net income and capital, and may have a material adverse effect on our financial condition and results of operations. If actual credit losses materially exceed our ACL, we may be required to raise additional capital, which may not be available to us on acceptable terms or at all. Our inability to raise additional capital on acceptable terms when needed could materially and adversely affect our financial condition, results of operations, and capital.

A protracted shutdown of the United States government may result in reduced loan originations and other adverse effects that could negatively affect our financial condition and results of operations.

Increasing political polarization in the United States and its government, including disagreement around conflict-related foreign involvement and aid and other politically charged issues may increase the likelihood of a shutdown of the federal government. Any shutdown of the United States government could adversely impact our ability to originate loans, particularly through AmeriHome's correspondent and retail operations and our small business lending program. A government shutdown could also adversely affect certain of our borrowers which may be dependent on government funding, contractual arrangements or employment, which could affect such borrowers' ability to pay principal and interest on our loans or their ability or desire to deposit money with or borrow from our bank. Any of these effects could result in greater loan delinquencies, increases in non-performing, criticized, and classified assets, and a decline in demand for our products and services.

The markets in which we operate are subject to the risk of both natural and man-made disasters.

Many of the real and personal properties securing our loans are located in California and more generally in the southwestern portion of the United States. Substantial portions of California experience wildfires from time to time that may cause significant damage throughout the state. For example, early in 2025, Southern California has experienced prolonged wildfires that have resulted in extensive damage. While these wildfires have not significantly damaged our own properties or the properties pledged by borrowers as collateral, it is possible our borrowers may experience losses in the future, which may materially impair their ability to meet the terms of their obligations. California and the southwestern United States are also prone to other natural disasters, including, but not limited to, drought, earthquakes, flooding, and mudslides. In recent years, drought and decreased snowfall in the Rocky Mountains has led to decreased water flow in the Colorado River, from which many areas in the southwest obtain water, including certain of our markets. Persistence of such conditions or additional significant natural or man-made disasters in the state of California or in our other markets could lead to damage or injury to our own properties and/ or employees, declines in population in our markets, and increased risk that our borrowers may experience losses or sustained job interruption, which may materially impair their ability to maintain deposits or meet the terms of their loan obligations. Therefore, additional natural disasters, a man-made disaster or a catastrophic event, persistence of detrimental environmental conditions, or a combination of these or other factors, in any of our markets could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Climate change, societal responses and legislative and regulatory initiatives with respect to climate change could materially affect our business and performance, including indirectly through impacts on our customers and vendors.

The lack of empirical data surrounding the credit and other financial risks posed by climate change makes it impossible to predict the specific impact climate change may have on our financial condition and results of operations; however, the physical effects of climate change may also impact us. In addition to the risk of more frequent and/or severe natural disasters, climate change can result in longer term shifts in climate patterns such as extreme heat, sea level rise, declining fresh water resources, and more frequent and prolonged drought. The effects of climate change may have a significant effect in our geographic markets, and could disrupt our operations, the operations of our customers or third parties on which we rely, or supply chains generally. These disruptions, including increased regulation and compliance cost for our customers and changes in consumer behaviors, could result in declines in the economic conditions in geographic markets or industries in which our customers operate and impact their ability to repay loans or maintain deposits and could affect the value of real estate and other assets that serve as collateral for loans.

Bank regulators have increasingly focused on the physical and financial risks to financial institutions associated with climate change, which may result in increased requirements regarding the disclosure and management of climate risks and related lending activities. We have also, and may continue, to become subject to new or heightened regulatory requirements related to climate change, such as requirements relating to operational resiliency, stress testing for various climate stress scenarios, greenhouse gas emissions disclosures, or climate-related financial risk disclosures. New or increased regulations have resulted, and in the future, could result in increased compliance costs or capital requirements. Changes in regulations and customer preferences and behaviors could negatively affect our growth or force us to alter our business strategies, including whether and on what terms and conditions we will engage in certain activities or offer certain products or services and which growth industries and customers we pursue. Additionally, our reputation and customer relationships may be damaged due to our practices related to climate change, including our involvement, or our customers' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

Evolving scrutiny and expectations from customers, regulators, investors, and other stakeholders with respect to ESG practices may impose additional costs on the Company or expose it to new or additional risks.

As a regulated financial institution and a publicly traded company, we are facing evolving scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Frequently, these stakeholders have differing, and sometimes conflicting, views, priorities and expectations regarding ESG issues, which must be considered. State and federal initiatives on social or climate matters may differ or conflict with one another and may also differ from our shareholders' and stakeholders' expectations. These differing, and sometimes conflicting, views, priorities and expectations on ESG issues increase the risk that any action or lack thereof by us on such matters will be perceived negatively by some stakeholders. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards on ESG-related issues, or taking action that conflicts with one or another of our stakeholder's expectations, could negatively impact our reputation, ability to do business with certain customers and business partners, and stock price. Any adverse publicity regarding ESG matters or shifts in investor priorities may result in adverse effects on our stock price and/or our business, operations and earnings. Additionally, ESG-related costs, including with respect to compliance with any additional or altered regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

Credit Risks

We are highly dependent on real estate and events negatively impacting the real estate market will hurt our business and earnings.

A significant portion of our business is located in areas in which economic growth is largely dependent on the real estate market, and a large part of our loan portfolio is secured by or otherwise dependent on real estate. The market for real estate is cyclical and a significant change in the real estate market that results in deterioration in the value of collateral or rental or occupancy rates could adversely affect borrowers' ability to repay loans. Changes in the real estate market could also affect the value of foreclosed assets. A decline in real estate activity would likely cause a decline in asset and deposit growth and negatively impact our earnings and financial condition.

In recent years, commercial real estate markets have been impacted by economic disruptions, including those resulting from the effects of increases in remote work in urban centers and changes in the characteristics of certain urban centers. CRE loans are generally viewed as having a greater risk of default than other types of loans and depend on cash flows from the owner's business or the property's tenants to service the debt. The borrower's cash flows may be affected significantly by general economic conditions. Adverse conditions in the real estate market or the general business climate and economy or in occupancy rates where the property is located could increase the likelihood of default. In particular, CRE office borrowers in central business districts have been impacted by decreased property valuations, oversupply due to remote work trends, and rising interest rates which has increased default rates and impeded their ability to secure new financing. CRE loans generally have large loan balances, and therefore, the deterioration of one or a few of these loans could cause a significant increase in the percentage of our non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

The banking regulatory agencies have expressed concerns about weaknesses in the current CRE market. Banking regulatory authorities typically give CRE lending greater scrutiny and may require banks with higher levels of CRE loans to implement enhanced risk management practices, including stricter underwriting, internal controls, risk management policies, more granular reporting, and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of CRE lending growth and exposure. If our banking regulators determine that our CRE lending activities are particularly risky and are subject to heightened scrutiny, we may incur significant additional costs or be required to restrict certain of our CRE lending activities. Furthermore, failures in our risk management policies, procedures and controls could adversely affect our ability to manage this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio, which could have a material adverse effect on our business, financial condition and results of operations.

Our loan portfolio contains concentrations in certain business lines or product types that have unique risk characteristics and may expose us to increased lending risks.

Our loan portfolio consists primarily of commercial and industrial, residential mortgage, and CRE loans, which contain material concentrations in certain business lines or product types, such as mortgage warehouse, real estate, corporate finance, as well as in specific business sectors such as technology and innovation. These loan concentrations present unique risks and involve specialized underwriting and management as they often involve large loan balances to a single borrower or group of related borrowers. Consequently, an adverse development with respect to one commercial loan or one credit relationship may adversely affect us. In addition, based on the nature of lending to these specialty markets, repayment of loans may be dependent upon borrowers receiving additional equity financing or, in some cases, a successful sale to a third party, public offering, or other form of liquidity event.

Our commercial and industrial, CRE, and construction and land development loans, are also largely concentrated in select markets in Arizona, California, and Nevada. As a result of this geographic concentration, deterioration in economic conditions in these markets could result in an increase in loan delinquencies and charge-offs, an increase in problem assets and foreclosures, a decrease in the demand for our products and services or a decrease in the value of real estate and other collateral for loans. Unforeseen adverse events, changes in economic conditions, and changes in regulatory policy affecting borrowers' industries or markets could have a material adverse impact on our financial condition and results of operations.

Our credit linked notes do not ensure full protection against credit losses, and as such we could still incur significant credit losses on loans for which risk of loss has been transferred pursuant to these transactions.

We have entered into transactions to mitigate exposure to losses on our loan portfolio. These transactions are structured as credit linked notes, which transfer the risk of first losses on covered loans to these note holders. These notes have an aggregate principal amount of $434.2 million on a $8.6 billion reference pool of residential mortgages. Pursuant to these arrangements, in the event of borrower default, the principal balance of the notes will be reduced by the amount of the loss, up to the amount of the aggregate principal of the notes. However, all residual risk over and above the first loss position is retained by us. While current estimates of future credit losses are below the first loss position, no assurances can be given that future losses will not exceed the first loss position and, if credit losses were to exceed the first loss position, our financial condition and results of operations could be adversely effected. We may enter into more such transactions in the future.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Approximately 57% of our loan portfolio at December 31, 2024 was secured by real estate. In the course of our business, we may foreclose on and take title to real estate from time to time to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of December 31, 2024, we held $52 million of assets in OREO. The amount that we may realize after a default is dependent upon factors outside of our control, including, but not limited to, general or local economic conditions, interest rates, real estate tax rates, zoning laws, governmental and regulatory rules and natural disasters. We may also be subject to environmental cleanup liabilities, assessments and investigations or held liable for personal injury. With respect to foreclosed properties with operations, the performance of these properties will also be dependent on our ability to obtain and maintain adequate occupancy of the properties as well as control and manage operating expenses. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of OREO, could have an adverse effect on our business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, it could have an adverse effect on our business, financial condition and results of operations.

Strategic Risks

Our future success depends on our ability to compete effectively in a highly competitive and rapidly evolving market.

We face substantial competition in all phases of our operations from a variety of different competitors. Our competitors, including money center banks, national and regional commercial banks, community banks, thrift institutions, mutual savings banks, credit unions, finance companies, insurance companies, securities dealers, brokers, mortgage bankers, investment advisors, money market mutual funds, financial technology companies and other financial service organizations including private credit funds, compete with lending and deposit-gathering services offered by us. Increased competition in our markets or our inability to compete effectively may result in reduced loans and deposits or less favorable pricing.

In particular, we have experienced intense price and terms competition in some of the lending lines of business and deposits in recent years. Many of these competing institutions have much greater financial and marketing resources than we have. Due to their size and brand recognition, larger competitors can achieve economies of scale and may offer a broader range of products and services or more attractive pricing than us. In addition, some of the non-bank financial services organizations we compete with are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured depository institutions. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services.

The banking business in our primary market areas is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and financial results. In particular, our predominate source of revenue is net interest income. Therefore, if we are unable to compete effectively, including sustaining loan and deposit growth at our historical levels, our business and results of operations may be adversely affected.

The financial services industry is also facing increasing competitive pressure from the introduction of disruptive new technologies such as blockchain and digital payments, often by non-traditional competitors and financial technology companies. Among other things, technology and other changes are allowing customers to complete financial transactions that historically have involved banks at one or both ends of the transaction. The elimination of banks as intermediaries for certain transactions, as well as further disruption of traditional bank businesses and products by non-banks, could result in the loss of fee income and deposits and otherwise adversely affect our business and results.

Our expansion strategy may not prove to be successful and our market value and profitability may suffer.

We continually evaluate expansion through acquisitions of banks and other financial assets and businesses. Like previous acquisitions by us, any future acquisitions will be accompanied by risks commonly encountered in such transactions, including, among other things:

- time and expense incurred while identifying, evaluating and negotiating potential acquisitions and transactions;
- difficulty in accurately estimating the value of target companies or assets and in evaluating their credit, operations, management, and market risks;
- potential payment of a premium over book and market values that may cause dilution of our tangible book value or earnings per share;
- diversion of our management's attention to the negotiation of a transaction and the integration of the operations and personnel of the combining businesses;
- exposure to unknown or contingent liabilities of the target company;
- potential exposure to asset quality issues of the target company;
- difficulty of integrating the operations and personnel;
- potential disruption of our ongoing business;
- failure to retain key personnel of the acquired business;
- inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control systems; and
- failure to realize any expected revenue increases, cost savings, and other projected benefits from an acquisition.

We expect competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions, or that we will be able to obtain the regulatory approvals needed to complete any such transactions.

We may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions. We also may issue debt to finance one or more transactions, including subordinated debt issuances, which could cause us to become more susceptible to economic downturns and competitive pressures.

We cannot provide any assurance we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Potential regulatory enforcement actions could also adversely affect our ability to engage in certain acquisition activities. Our inability to overcome the risks inherent in the successful completion and integration of acquisitions could have an adverse effect on the achievement of our business strategy.

There are substantial risks and uncertainties associated with the introduction or expansion of lines of business or new products and services within existing lines of business.

From time to time, we may implement new lines of business, offer new products and services within existing lines of business, or offer existing products or services to new industries, geographies, or market segments. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or industries are heavily regulated. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove attainable. External factors, such as compliance with laws and regulations, competitive alternatives, and shifting market preferences or government policies, may also impact the successful implementation of a new line of business, product or service or the offering of existing products and services to an emerging industry. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations, and financial condition.

We are continuing to pursue digital payments initiatives which are subject to significant uncertainty and could adversely affect our business, reputation, or financial results.

We are continuing to pursue digital payments initiatives and implementation of a fully integrated digital banking platform for our customers. The digital payments products and services we offer may use or rely on blockchain-based technologies or assets. Use of blockchain-based technologies in payments are a relatively new and unproven technology, and the laws and regulations surrounding them are uncertain and evolving. Blockchain and digital payment technology has drawn significant scrutiny from governments and regulators in multiple jurisdictions and we expect that scrutiny to continue. Any changes in such laws and regulations applicable to, or scrutiny directed at, our products and services may impede or delay the offering of digital payments solutions, increase our operating costs, require significant management time and attention, or otherwise harm our business or results of operations.

In addition, market acceptance of digital payments products and services is subject to significant uncertainty. As such, there can be no assurance the digital payments products and services we offer and the technologies we have chosen to implement will be accepted and desired by customers. We do not have significant prior experience with blockchain-based technology, which may adversely affect our ability to successfully integrate and market such digital payments products and services. We also will continue to incur increased costs in connection with these efforts, and our investments may not be successful. Any of these events could adversely affect our business, reputation, or financial results.

Our success is dependent upon our ability to recruit and retain qualified employees, including members of our leadership and management teams.

Our business plan includes and is dependent upon hiring and retaining highly qualified and motivated executives and employees at every level. In particular, our relative success to date has been partly the result of our management's ability to identify and retain highly qualified employees in leadership and administrative support roles, and experienced bankers with expertise in certain specialty areas or that have long-standing relationships in their communities or markets, including with respect to our business-to-business mortgage platform. These professionals bring with them valuable knowledge, specialized skills and expertise, customer relationships and in some cases extensive ties within markets upon which our competitive strategy is based, and have been an integral part of our ability to attract deposits and to expand market share. We have not entered into employment agreements with most of our employees and competition for talent in our industry is strong. In addition, the proliferation of hybrid work environments may exacerbate the challenges of attracting and retaining talented and diverse employees as job markets may be less constrained by physical geography. We incentivize employee retention through our equity incentive plans; however, we cannot guarantee the effectiveness of our equity incentive plans in retaining these key employees and executives. Were we to lose key employees, we may not be able to replace them with equally qualified persons who bring the same skills and knowledge of and ties to the communities and markets where we operate. If we are unable to retain qualified employees or hire new qualified employees to keep up with or outpace employee turnover, we may not be able to successfully execute our business strategy or may incur additional costs to achieve our objectives.

We could be harmed if our succession planning is inadequate to mitigate the loss of key members of our senior management team.

We believe our senior management team has contributed greatly to our performance. In addition, we from time to time experience retirements and other changes to our senior management team. Our future performance depends on a smooth transition of our senior management, including finding and training highly qualified replacements who are properly equipped to lead us. We have adopted retention strategies, including equity awards, from which our senior management team benefits in order to achieve our goals. However, we cannot assure our succession planning and retention strategies will be effective and the loss of senior management could have an adverse effect on our business.

Capital and Liquidity Risks

We are subject to capital adequacy standards and liquidity rules, and a failure to meet these standards could adversely affect our financial condition.

WAL and WAB are each subject to capital adequacy and liquidity rules and other regulatory requirements specifying minimum amounts and types of capital that must be maintained. From time to time, the regulators implement changes to these regulatory capital adequacy and liquidity guidelines. If we fail to meet these guidelines and other regulatory requirements, we may be restricted in the types of activities we may conduct and may be prohibited from taking certain capital actions, such as paying executive bonuses or dividends and repurchasing or redeeming capital securities. At December 31, 2024, our CET1 ratio was 11.3%, which is above the well-capitalized regulatory ratio threshold of 6.5%. Although our capital ratios are in line with our targets, we may need to issue additional equity capital or reduce the pace at which we are growing in order to increase our CET1 and other capital ratios.

If we lose a significant portion of our core deposits, whether through a significant deposit relationship or concentrations in an industry, or our cost of funding deposits increases significantly, our liquidity and/or profitability would be adversely impacted.

Our success depends on our ability to maintain sufficient liquidity to fund our current obligations and support loan growth and, specifically, to attract and retain a stable base of relatively low-cost deposits. Shortly following the closures of Silicon Valley Bank and Signature Bank in March 2023, we and certain other banks experienced a brief period of elevated deposit withdrawals. We cannot be assured similar unusual deposit withdrawal activity will not affect banks generally or us in the future. If we were to lose a significant portion of our low-cost deposits, whether through a significant deposit relationship or concentrations in an industry, our liquidity would be adversely impacted. Additionally, if our borrowings increase or remain elevated in future periods, our net interest margin and profitability may be adversely impacted.

Moreover, the competition for these relatively low-cost deposits in our markets is strong and customers may demand higher interest rates on their deposits or seek other investments offering higher rates of return. Additionally, we may accept brokered deposits, which may be more price sensitive than other types of deposits and may become less available if alternative investments offer higher returns. We offer reciprocal deposit products through third party networks to customers seeking federal insurance for deposit amounts exceeding the applicable deposit insurance limit at a single institution. We also from time to time offer other credit enhancements to depositors, such as FHLB letters of credit and, for certain deposits of public monies, pledges of collateral in the form of readily marketable securities. Any event or circumstance that interferes with or limits our ability to offer these products to customers that require greater security for their deposits, such as a significant regulatory enforcement action or a significant decline in capital levels at our bank subsidiary, could negatively impact our ability to attract and retain deposits.

We may be required to repurchase mortgage loans or indemnify investors under certain circumstances.

A substantial portion of our mortgage banking operations involves the sale of loans to third parties, including through securitization. When loans are sold or securitized, we make customary representations and warranties about such loans to the loan purchaser or through documents governing our securitized loan pools. If a mortgage loan does not comply with the representations and warranties made with respect to it at the time of its sale, we could be required to repurchase the loan, replace it with a substitute loan and/or indemnify secondary market purchasers or investors for losses, and may not have recourse to the correspondent seller that sold the mortgage loans and breached similar or other representations and warranties. Significant indemnification or repurchase activity on securitized or sold loans without offsetting recourse to a counterparty from which the loan was purchased could have a material adverse effect on our financial condition and results of operations.

We utilize borrowings from the FHLB and the FRB, and there can be no assurance these programs will be available as needed.

As of December 31, 2024, we have $5.1 billion of borrowings from the FHLB of San Francisco and no borrowings from the FRB. We utilize borrowings from the FHLB of San Francisco and the FRB to satisfy short-term liquidity needs. Our borrowing capacity is generally dependent on the value of our collateral pledged to these entities. These lenders could reduce our borrowing capacity or eliminate certain types of collateral and could otherwise modify or terminate their loan programs. Any change to or termination of these programs could have an adverse effect on our liquidity and profitability.

A change in our creditworthiness could increase our cost of funding or adversely affect our liquidity.

Market participants regularly evaluate our creditworthiness and the creditworthiness of our long-term debt based on a number of factors, some of which are not entirely within our control, including our financial strength and conditions within the financial services industry generally. There can be no assurance that our perceived creditworthiness will remain the same. Changes could adversely affect the cost and other terms upon which we are able to obtain funding and our access to the capital markets, and could increase our cost of capital. Likewise, any loss of or decline in the credit rating assigned to us could impair our ability to attract deposits or to obtain other funding sources, or increase our cost of funding.

<u>Operational and Technological Risks</u>

A failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

Our operations rely on the secure processing, storage, and transmission of confidential and other information. Moreover, a portion of our employees work remotely at least some of the time. Although we take numerous protective measures to maintain the confidentiality, integrity, and security of our customers' information across all geographies and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of cyber threats continues to evolve. As a result, our computer systems, software, and networks and those of our customers and third-party vendors are, and are likely to continue to be vulnerable to unauthorized payments and account access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks, and other events that could have an adverse security impact and result in significant losses to us and/or our customers. These threats may originate externally from increasingly sophisticated third parties, including foreign governments, organized criminal groups, and other hackers, or from outsourced or infrastructure-support providers and application developers, or the threats may originate from within our organization. For example, we recently became aware that a threat actor obtained unauthorized access to files transferred through a third-party secure file transfer software used by WAB, as further described under Item 9B "Other Information" of this Form 10-K.

We also face the risk of operational disruption, failure, termination, or capacity constraints of any of the third parties that facilitate our business activities, including vendors, exchanges, clearing agents, clearing houses, or other financial intermediaries. Such parties could also be the source or cause of an attack on, or breach of, our operational systems, data or infrastructure. The rapid evolution and increased adoption of artificial intelligence technologies has also given rise to additional vulnerabilities and potential entry points for cyber threats. In addition, we may be at risk of an operational failure with respect to our customers' systems. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the outsourcing of many of our business operations, and the continued uncertain global economic environment. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We maintain insurance policies that we believe provide reasonable coverage for an institution of our size and scope with similar technological systems. However, we cannot assure that these policies will afford coverage for all possible losses or would be sufficient to cover all financial losses, damages, or penalties, including lost revenues, should we experience any one or more of our or a third party's systems failing or experiencing an attack.

We rely on third parties to provide key components of our business infrastructure.

We rely on third parties to provide key components for our business operations, such as data processing and storage, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access. While we have a robust due diligence process in place to select third-party vendors, we do not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason, or poor performance by a vendor could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business. Financial or operational difficulties of a third-party vendor could also impact our operations if those difficulties interfere with their ability to serve us. Replacing third-party vendors could create significant delays and expense and there is no guarantee that such replacement vendors will be available at comparable rates, on similar terms, or in a timely manner, if at all. Any of these things could adversely affect our business and financial performance.

Our business may be adversely affected by fraud.

As a financial institution, we are inherently exposed to a wide range of operational risks, including, but not limited to, theft and other fraudulent activity by employees, customers, and other third parties targeting us and/or our customers or data. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts.

Although we devote substantial resources to maintaining effective policies and internal controls to identify and prevent such incidents, given the persistence and increasing sophistication of possible perpetrators, we may experience financial losses or reputational harm as a result of fraud.

Our controls and processes, our reporting systems and procedures, and our operational infrastructure may not be able to keep pace with our growth, which could cause us to experience compliance and operational problems, lose customers, or incur additional expenditures, any one of which could adversely affect our financial results.

Our future success will depend on the ability of officers and other key employees to effectively implement solutions designed to continually enhance operational, credit, financial, management and other internal risk controls and processes, as well as improve reporting systems and procedures, while at the same time maintaining and growing existing businesses and client relationships. We may not successfully implement such changes or improvements in an efficient or timely manner, or we may discover deficiencies in our existing systems and controls that adversely affect our ability to support and grow our existing businesses and client relationships, and could require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to maintain and implement improvements to our controls, processes, and reporting systems and procedures, we may lose customers, experience compliance and operational problems or incur additional expenditures beyond current projections, any one of which could adversely affect our financial results.

Our risk management practices may prove to be inadequate or ineffective, which could result in unexpected losses or other material adverse impacts.

Our risk management framework seeks to mitigate risk while appropriately balancing risk and return. We have established policies and procedures intended to identify, monitor, and manage the types of risk to which we are subject, including, but not limited to credit risk, market risk, liquidity risk, operational risk, legal and compliance risk, and reputational risk. A BOD level risk committee approves and reviews our key risk management policies and oversees operation of our risk management framework. Although we have devoted significant resources to developing our risk management policies and procedures and expect to continue to do so in the future, these policies and procedures, as well as our risk management techniques, may be ineffective. In addition, as regulations and the markets in which we operate continue to evolve, our risk management framework may not keep sufficient pace with those changes. If our risk management framework does not effectively identify or mitigate significant or material risks, we could suffer unexpected losses or other material adverse impacts. Management of our risks in some cases depends upon the use of analytical and/or forecasting models. If the models we use to mitigate these risks are inadequate, or are subject to ineffective governance, we may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified, or mitigated.

Our internal controls and procedures may fail or be circumvented and the accuracy of judgments and estimates about financial and accounting matters may impact operating results and financial condition.

Our management regularly reviews and updates internal controls over financial reporting, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of controls and procedures, or failure to comply with regulations related to controls and procedures, could result in materially inaccurate reported financial statements and/or have a material adverse effect on our business, results of operations, and financial condition. Similarly, our management makes certain estimates and judgments in preparing financial statements. The quality and accuracy of those estimates and judgments will impact operating results and financial condition.

If we are unable to understand and adapt to technological change and implement new technology-driven products and services, our business could be adversely affected.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, largely related to increased digitization of banking services and capabilities (including those related to or involving artificial intelligence, machine learning, blockchain, and other technologies) and mobile banking solutions. We expect new technologies will continue to emerge and may be superior to or render obsolete the technologies currently used in our products and services. Our future success depends in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in operations. Many of our competitors, because of their larger size and available capital, have substantially greater resources to invest in technological improvements. Developing or acquiring new technologies and incorporating them into our products and services may require significant investment, take considerable time, and ultimately may not be successful. We cannot predict which technological developments or innovations will become widely adopted or how those technologies may be regulated. We also may not be able to effectively market new technology-driven products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

<u>Legal and Compliance Risks</u>

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation, and accounting principles, or changes in them, or our failure to comply with them, may adversely affect us.

We are subject to extensive regulation, supervision, and legislation that govern almost all aspects of our operations. Intended to protect customers, depositors, and the DIF, these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, require monitoring and reporting of suspicious activity and of customers who are perceived to present a heightened risk of money laundering or other illegal activity, limit the dividends or distributions that WAB can pay to WAL or that we can pay to our stockholders, restrict the ability of affiliates to guarantee our debt, impose certain specific accounting requirements on us that may be more restrictive and result in greater or earlier charges to earnings or reductions in our capital than prescribed by GAAP, among other things. Our mortgage warehouse lending operations subject us to regulations that have grown in complexity in recent years and may continue to do so as consumer protection measures change. Our mortgage warehouse lending operations are subject to federal, state and local laws, regulations and judicial and administrative decisions, including those designed to discourage predatory lending and regulate collections and servicing practices with respect to mortgage loans.

Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose significant additional compliance costs. To the extent we continue to grow and become more complex, regulatory oversight, risk management, and the cost of compliance will likely increase, which may adversely affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Supervision and Regulation" included in this Form 10-K for a more detailed summary of the regulations and supervision to which we are subject.

Changes to the legal and regulatory framework governing our operations, including the passage and continued implementation of the Dodd-Frank Act and EGRRCPA, have drastically revised the laws and regulations under which we operate. In general, bank regulators have increased their focus on risk management and regulatory compliance, and we expect this focus to continue. Additional compliance requirements may be costly to implement, may require additional compliance personnel, and may limit our ability to offer competitive products to our customers.

We are also subject to changes in federal and state law, as well as regulations and governmental policies, income tax laws, and accounting principles. Regulations affecting banks and other financial institutions are under continuous review and frequently change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us, WAB, and our other subsidiaries. Any changes in federal and state law, as well as regulations and governmental policies, income tax laws, and accounting principles, could affect us in substantial and unpredictable ways, including ways that may adversely affect our business, financial condition, or results of operations. Failure to appropriately comply with any such laws, regulations or principles or an alleged failure to comply, even if we acted in good faith or the alleged failure reflects a difference in interpretation, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could adversely affect our business, financial condition, or results of operations.

The financial services industry and broader economy may be subject to new or changing legislation, regulation and government policy.

At this time, it is difficult to predict the legislative and regulatory changes that will result from both Houses of Congress having majority memberships from the Republican party and President Trump's election. President Trump and certain members of Congress have advocated for the reduction of regulation of the financial services industry. The new Congress and administration may also cause broader economic changes due to their governing ideology, which differs from that of the previous Congress and administration. New appointments to the FRB could affect monetary policy and interest rates. Additionally, changes in trade and fiscal policy could affect the economy and banking industry, including our business and results of operations, in ways that are difficult to predict. Our results of operations could be adversely affected by changes in laws and regulations and in the way existing statutes and regulations are interpreted or applied by courts and government agencies.

State and federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations may adversely affect us.

State and federal banking agencies, including the FRB, FDIC, CFPB, and OCC periodically conduct examinations of our business, including for compliance with laws and regulations. If, as a result of an examination, a federal agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of our operations had become unsatisfactory, or that we or our management was in violation of any law or regulation, the agency may take a number of different remedial or enforcement actions it deems appropriate to remedy such a deficiency. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, and to assess civil monetary penalties against us and/or officers or directors, and to remove officers and directors. If the FDIC concludes that such conditions cannot be corrected or there is an imminent risk of loss to depositors, it may terminate WAB's deposit insurance. Under Arizona law, the state banking supervisory authority has many of the same enforcement powers with respect to our state-chartered bank. The CFPB also has the authority to examine us and to take enforcement actions, including the issuance of cease-and-desist orders or civil monetary penalties against us if it finds that we offer consumer financial products and services in violation of federal consumer financial protection laws or in an unfair, deceptive, or abusive manner. Finally, our AmeriHome subsidiary needs to maintain certain state licenses and federal and government-sponsored agency approvals required to conduct its business and is subject to periodic examinations by such state and federal agencies, which can result in increases in administrative costs, substantial penalties due to compliance errors, or the loss of licenses.

If we were unable to comply with regulatory directives in the future, or if we were unable to comply with the terms of any future supervisory requirements to which we may become subject, then we could become subject to a variety of supervisory actions and orders, including cease and desist orders, prompt corrective actions, MOUs, and/or other regulatory enforcement actions. If our regulators were to take such supervisory actions, then we could, among other things, become subject to restrictions on our ability to enter into acquisitions and develop any new business, as well as restrictions on our existing business. We also could be required to raise additional capital, dispose of certain assets and liabilities, or both, within a prescribed period of time. Failure to implement the measures in the time frames provided, or at all, could result in additional orders or penalties from federal and state regulators, which could result in one or more of the remedial actions described above. In the event we were ultimately unable to comply with the terms of a regulatory enforcement action, we could fail and be placed into receivership by the FDIC or the chartering agency. The terms of any such supervisory action and the consequences associated with any failure to comply therewith could have a material negative effect on our business, operating flexibility, and financial condition.

Current and proposed regulations addressing consumer privacy and data use and security could increase our costs and impact our reputation.

We are subject to federal, state and local laws related to consumer privacy and data use and security, including information safeguard rules under the Gramm-Leach-Bliley Act and the California Consumer Protection Act. These rules require financial institutions to develop, implement, and maintain a written, comprehensive information security program containing safeguards that are appropriate to the financial institution's size and complexity, the nature and scope of the financial institution's activities, and the sensitivity of any customer information at issue. The United States has experienced a heightened legislative and regulatory focus on privacy and data security, including requirements as to consumer notification in the event of data breaches and certain types of security breaches. Additional regulations in these areas may increase compliance costs, which could negatively impact earnings. In addition, failure to comply with the privacy, data use and security laws and regulations to which we are subject, including by reason of inadvertent disclosure of confidential information, could result in fines, sanctions, penalties, reputational harm, loss of consumer confidence, and other adverse consequences, any of which could have a material adverse effect on our results of operations and business.

We could be subject to adverse changes or interpretations of tax laws, tax audits, or challenges to our tax positions.

We are subject to federal and applicable state income tax laws and regulations. Income tax laws and regulations are often complex and require significant judgment in determining our effective tax rate and in evaluating our tax positions. Changes in tax laws, changes in interpretations, guidance or regulations that may be promulgated, or challenges to judgments or actions that we may take with respect to tax laws could negatively impact our current and future financial performance.

In addition, our determination of our tax liability is subject to review by applicable tax authorities. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state and local taxing authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state and local taxing authorities have been increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. Any such challenges that are not resolved in our favor may adversely affect our effective tax rate, tax payments or financial condition.

Securities-Related Risks

The price of our common stock may fluctuate significantly in the future, which could result in losses to our investors and litigation against us.

The price of our common stock on the New York Stock Exchange constantly changes. There can be no assurances about the market price for our common stock. Stock price volatility may make it more difficult for you to resell your common stock or depositary shares when you want and at prices you find attractive.

Our stock price may fluctuate as a result of a variety of factors many of which are beyond our control and unrelated to our financial performance. Factors that may cause fluctuations in our stock price include:

- actual or anticipated changes in the political climate or public policy;
- volatility and economic disruption in the banking industry, such as that experienced in 2023, or the economy more broadly;
- changes in national and global financial markets and economies and general market conditions, such as interest or foreign exchange rates, inflation, stock, commodity or real estate valuations or volatility and other global, geopolitical, regulatory or judicial events that effect the financial markets and economy including pandemics, terrorism and war, including the military conflicts in Ukraine and the Middle East;
- sales of our equity securities;
- our financial condition, performance, creditworthiness, and prospects;
- quarterly variations in our operating results or the quality of our assets;
- operating results that vary from the expectations of management, securities analysts, and investors;
- changes in expectations as to our future financial performance;
- announcements of strategic developments, acquisitions, and other material events by us or our competitors;
- the operating and securities price performance of other companies that investors believe are comparable to us;
- the credit, mortgage, and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;
- changes in interest rates and the slope of the yield curve;
- events affecting the financial services industry generally or financial institutions similar to us or that may be viewed as similar to us; and
- our past and future dividend and share repurchase practices.

Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources from our normal business.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock or depositary shares representing preferred stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We also grant a significant number of shares of common stock to employees and directors under our Incentive Plan each year. The issuance of any additional shares of our common stock, depositary shares, or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock, or the exercise of such securities could be substantially dilutive to stockholders of our common stock. Holders of our common stock, depositary shares, and preferred stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series. Because our decision to issue securities in the future will depend on market conditions, our acquisition activity, and other factors, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

There can be no assurance that we will continue to declare cash dividends or repurchase stock as we have in the past.

We have paid regular quarterly dividends on our common stock since the third quarter of 2019, subject to quarterly declarations by the BOD, and have also paid dividends on our depositary shares representing our preferred stock since the issuance of such securities in the third quarter of 2021. We have previously adopted common stock repurchase programs, pursuant to which we have repurchased shares of our outstanding common stock, the most recent of which expired in December 2020.

Our dividend payments and/or stock repurchase practices may change from time-to-time, and no assurance can be provided that we will continue to declare dividends in any particular amounts or at all, or institute a new stock repurchase program. Dividends and/or stock repurchases are subject to capital availability and the discretion of our BOD, which must evaluate, among other things, whether cash dividends and/or stock repurchases are in the best interest of our stockholders and are in compliance with all applicable laws and any agreements containing provisions that limit our ability to declare and pay cash dividends and/or repurchase stock. Furthermore, our outstanding Series A preferred stock is senior to our common stock and could adversely affect our ability to declare or pay dividends or distributions on common stock. Under the terms of the Series A preferred stock, we are prohibited from paying dividends on our common stock unless all dividends for the latest dividend period on all outstanding shares of Series A preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside. A reduction in or elimination of our dividend payments or dividend program could have a negative effect on our stock price.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities that may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may from time to time issue debt securities, borrow money through other means, or issue preferred stock. We may also borrow money from the FRB, the FHLB, other financial institutions, and other lenders. At December 31, 2024, we had outstanding subordinated debt, senior secured and unsecured debt, and short-term borrowings. We also have outstanding depositary shares representing Series A preferred stock, which is senior to our common stock. All of these securities or borrowings have priority over our common stock in a liquidation, which could affect the market price of our stock.

Our BOD is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our BOD also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up, and liquidation and other terms. If we issue additional preferred stock in the future that has a preference over our common stock, with respect to the payment of dividends or upon liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock and/or the rights of holders of our common stock, the market price of our common stock could be adversely affected.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Delaware law and provisions of our Certificate of Incorporation, as amended, and our Amended and Restated Bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. Additionally, our Certificate of Incorporation, as amended, authorizes our BOD to issue additional series of preferred stock and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Cybersecurity risk management and strategy

Cybersecurity and risks associated with information security are operational risks included in the Company's ERM Framework. Cybersecurity risks may also include fraud, harm to employees or customers, violation of privacy or security laws and other legal risks, and reputational risk. These risks are all considered in the Company's ERM Framework as part of the Company's overall risk assessment process. Under the ERM Framework, the Company's Information Security Risk and Compliance departments and all employees are the First Line. Those in the First Line are each responsible for identifying and managing the information security risk associated with their activities. The Company's Enterprise & Operational Risk Management Department is part of the independent risk oversight of information security risk along with the Company's ORMC and ERM Committee, both of which are management risk oversight committees. The Company manages the risk associated with cybersecurity and information security in accordance with our Risk Appetite Statement, as approved by the BOD.

The Risk Committee of the BOD and ERM Committee are primarily responsible for monitoring management's implementation of operations and technology risk controls, including those relating to cybersecurity and information security. The Audit Committee of the BOD oversees the audit control functions of which cybersecurity practices may be a part. The Company maintains a data protection and information security program designed to ensure adequate governance and oversight is in place while evolving to meet changes in applicable laws and regulations, and best practices. The Company's information security controls and programs are designed to align with the NIST for cybersecurity, the FFIEC examination guidelines, Control Objectives for Information and Related Technologies and the Information Technology Infrastructure Library frameworks, along with applicable privacy laws.

Information Security is the responsibility of the officers, employees and agents of the Company with oversight by the BOD. Our investment in people is critical to maintaining an effective cyber defense, which begins by developing and maintaining a robust Information Security function within the First Line. Collectively, the Company's senior leadership in this area have over 75 years of experience. The Company's CISO has over 25 years of network architecture, information technology and cybersecurity experience, maintains Certified Information Systems Security Professional credentials and has served on the Federal Reserve Secure Payments Task Force. The Company's CIO has over 30 years of technology executive leadership, technology experience focused on strategy, design, development, implementation and support of application systems, and overseeing transformative technology changes, including digital transformations and fraud and BSA/AML capabilities. While the CIO and information technology organizations collaborate with the CISO organization as described herein, to create independence between the CISO and CIO functions, the CISO reports to the Company's Chief Administration Officer and the CIO reports to the Company's Chief Banking Officer for National Business Lines. Each Company employee is responsible for an effective cybersecurity defense which is enforced with mandatory interactive cyber awareness training, periodic newsletters, executive security briefs and updates. Additionally, the BOD's Risk Committee is informed about cybersecurity and the relevant risks posed to the Company via regular updates from the Company's CISO and CIO. The BOD is regularly informed and actively oversees the data security and privacy program and its policies. The BOD also receives regular education on innovative technology, cybersecurity, information systems/data management, fintech and privacy, from internal and external experts.

Cybersecurity assessment

The Company engages external third parties to perform assessments on our adherence to the FFIEC's recommendations on cyber preparedness and NIST Cybersecurity Framework, as well as to review for best practices for the use of cloud services, Swift and FedLine requirements. To validate the effectiveness of the Company's overall information security controls, external third parties also perform full-scope external and internal penetration testing designed to mimic the tactics used by individual hackers or criminal hacking organizations. The Company also engages external third parties to perform ongoing adversarial simulation.

The Company conducts regular internal cybersecurity assessments intended to measure inherent risk and drive the adjustment of our security posture according to the latest threats. These assessments include alignment with the FFIEC's recommendations on cyber preparedness, GLBA Safeguards Rule to protect user data, and Swift security control requirements. The Company performs continuous internal and external vulnerability scanning to measure and react to new vulnerabilities and seeks conformance to Center for Internet Security benchmarks for both cloud-based and on-premises technology. The Company reviews vendor and partner security practices to ensure they maintain proper information security safeguards.

Cybersecurity operational measures

Operationally, the Company's overall cyber risk strategy is a collaborative process between the CIO and the information technology teams, and the CISO led data protection, information and cyber teams. The CIO oversees the establishment and implementation of the technical plan for cyber risk strategy which the CISO and his team reviews and critiques. After they have established a joint cyber risk plan, the Company's second line of defense reviews and challenges the plan. Thereafter, the CISO and CIO teams cooperate with subject-matter experts throughout the business to identify, monitor and mitigate material risks, as well as to monitor compliance with the Company's security polices, applicable laws and regulations. As an ongoing operation, the Company's SMC, which is part of the CISO organization, manages the security of our systems through the ingestion of multiple external threat feeds and systems logs. Through the collection and integration of security-related IT infrastructure information, external threat intelligence and the expertise of trained SMC analysts, the Company works to identify and address potential indicators of compromise. Potential security events are identified and addressed through defined IT incident response activities, the SMC's oversight through SIEM, and with support of the Company's CSR Plan. The CSR Plan is in place and updated regularly with the intent to reduce impacts to clients and the Company caused by a declared cyber incident, such as an event involving malicious code, unauthorized disclosure, loss of information or unauthorized use of information or systems. The CSR Plan organizes resources to detect, manage, respond to, resolve and recover from events that harm or threaten the security of information assets. The CSR plan includes involvement of the Company's Executive Leadership Team and BOD based on the severity of a cyber event, including the analysis of reporting requirements. The CSR plan is tested annually and includes technical and executive management in simulated crisis management cybersecurity tabletop exercises.

Cyber threat actors and cybersecurity incidents are a reality and the Company and our third parties face cybersecurity threats in the normal course of business. As of the date of this report, we are aware of the incident described in Item 9B "Other Information" of this report and, as of the date of this report, we have not experienced material losses or consequences relating to material cybersecurity incidents experienced by us or our third parties. However, we expect businesses will continue to experience cybersecurity risks that could result in adverse impacts with increased frequency and severity due to the evolving threat environment, and there can be no assurance that future cybersecurity incidents, including incidents experienced by third parties, will not have a material adverse impact on the Company, including its business strategy, results of operations and/or financial condition. Future cybersecurity threats and incidents could have a material impact on our service, systems or business and are discussed in "Risk Factors" to this report.

Item 2.   Properties.

The Company and WAB are headquartered at One E. Washington Street in Phoenix, Arizona. WAB operates 37 domestic branch locations, which include five executive and administrative offices, of which 19 of these locations are owned and 18 are leased. The Company also has several loan production and other offices across the United States. In addition, WAB owns and occupies a 36,000 square foot operations facility in Las Vegas, Nevada. See "Item 1. Business" in this Form 10-K for location cities. For information regarding rental payments, see "Note 8. Leases" in Item 8 included in this Form 10-K.

Item 3.   Legal Proceedings.

There are no material pending legal proceedings to which the Company is a party to or to which any of its properties are subject. There are no material proceedings known to the Company to be contemplated by any governmental authority. From time to time, the Company is involved in a variety of litigation matters in the ordinary course of its business and anticipates that it will become involved in new litigation matters in the future.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Market Information

The Company's common stock began trading on the New York Stock Exchange under the symbol "WAL" on June 30, 2005. The Company has filed, without qualifications, its 2024 Domestic Company Section 303A CEO Certification regarding its compliance with the NYSE's corporate governance listing standards.

Holders

At February 18, 2025, there were approximately 2,246 stockholders of record of our common stock. This number does not include stockholders who hold shares in the name of brokerage firms or other financial institutions. The Company is not provided the exact number of or identities of these stockholders. There are no other classes of common equity outstanding.

Dividends

During the fourth quarter of 2024, the Company's BOD approved a cash dividend of $0.38 per common share. The dividend payment to stockholders totaled $41.8 million and was paid on November 29, 2024. In addition, the Company paid a cash dividend of $0.27 per depositary share to preferred stockholders on December 17, 2024, totaling $3.2 million.

Share Repurchases

The following table provides information about the Company's purchases of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act for the periods indicated:

Period	Total Number of Shares Purchased [1][2]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares That May Yet to be Purchased Under the Plans or Programs
October 1-31, 2024	105	$ 61.25	—	$ —
November 1-30, 2024	169	83.31	—	—
December 1-31, 2024	184	93.16	—	—
Total	458	$ 82.21	—	$ —

[1]   Shares purchased during the period were transferred to the Company from employees in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock awards during the period.

[2]   The Company does not currently have a common stock repurchase program.

Performance Graph

The following graph summarizes a five year comparison of the cumulative total returns for the Company's common stock, the Standard & Poor's 500 stock index and the KBW Regional Banking Total Return Index, each of which assumes an initial value of $100.00 on December 31, 2019 and reinvestment of dividends.



Item 6.   **[Reserved].**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion is designed to provide insight on the financial condition and results of operations of Western Alliance Bancorporation and its subsidiaries and should be read in conjunction with "Item 8. Financial Statements and Supplementary Data" of this Form 10-K. This discussion and analysis contains forward-looking statements that involve risk, uncertainties, and assumptions. Certain risks, uncertainties, and other factors, including, but not limited to, those set forth under "Forward-Looking Statements" at the beginning of Part I of this Form 10-K and those discussed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors," may cause actual results to differ materially from those projected in the forward-looking statements.

For a comparison of the 2023 results to the 2022 results and other 2022 information not included herein, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Recent Market and Banking Industry Developments

Market Developments

CRE Exposure

The Company's loan portfolio includes significant credit exposure to the CRE market, with CRE related loans comprising approximately 30% and 33% of total loans at December 31, 2024 and 2023, respectively. Approximately 16% of CRE loans, excluding construction and land loans, were owner occupied and less than 5% were non-owner occupied office loans at December 31, 2024 and 2023. As elevated focus on the evolving industry dynamics facing the CRE market have emerged over the past year, the Company has been proactive in establishing enhanced monitoring policies and procedures as it relates to its CRE loans and has undertaken actions to limit growth of its CRE portfolio, as further discussed in "Item 1. Business, Lending Activities – Asset Quality" of this Form 10-K. During the year ended December 31, 2024, the Company recognized gross charge-offs on CRE non-owner occupied loans totaling $56.8 million, which primarily related to office properties. While the Company believes its increased monitoring efforts to provide earlier identification of potential stressed loans and proactive engagement with borrowers has helped the Company assess its credit related exposure related to this portfolio segment and establish adequate reserve levels, CRE market conditions may worsen, which could result in further deterioration of asset quality in this portfolio.

Other Assets Acquired Through Foreclosure

During the year ended December 31, 2024, the Company foreclosed on a delinquent CRE loan and took possession of an office building in downtown San Diego. The property was recorded as OREO with a carrying value of $44 million, which represents its fair value based on a recent appraisal less estimated selling costs. The Company has assumed the existing tenant leases and will recognize rental income from these leases as well the associated operating expenses for the building.

Southern California Wildfires

In January 2025, a series of destructive wildfires erupted across the Los Angeles, California area. While California is one of the Company's core footprint states, the Company has not experienced any impact to its offices and its exposure to borrower collateral damage has been limited. The Company's aggregate exposure totals less than $15 million, with 17 properties experiencing either a significant or total loss. Further, insurance coverage for each of these properties meets or exceeds the outstanding loan balance.

Banking Industry

In November 2023, the FDIC approved a final rule implementing a special assessment to recover losses to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The assessment base is equal to an institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion of estimated uninsured deposits. The special assessment will be collected at a quarterly rate of 3.36 basis points for the initial eight-quarter collection period, with the first quarterly assessment period beginning on January 1, 2024. Given the update to the loss estimates and the increase in the aggregate special assessment base resulting from amendments to the reported amount of estimated uninsured deposits related to the bank failures, as of September 2024, the FDIC is projecting that the special assessment will be collected for an additional two quarters beyond the initial eight-quarter collection period, at a lower rate. For the year ended December 31, 2024, the Company recognized a net charge of $8.3 million related to the special assessment due to adjustments to the loss estimate.

Financial Overview and Highlights

WAL is a bank holding company headquartered in Phoenix, Arizona, incorporated under the laws of the state of Delaware. WAL provides a full spectrum of customized loan, deposit and treasury management capabilities, including funds transfer and other digital payment offerings, through its wholly-owned banking subsidiary, WAB, together with its banking divisions: ABA, BON, FIB, Bridge, and TPB.

The Company also provides an array of specialized financial services across the country, including mortgage banking services through AmeriHome, treasury management services to the homeowner's association sector, and digital payment services for the class action legal industry.

2024 Financial Highlights

- Net income available to common stockholders of $774.9 million for 2024, an increase from $709.6 million for 2023
- Diluted earnings per share of $7.09 for 2024, an increase from $6.54 per share for 2023
- Net revenue of $3.2 billion, constituting year-over-year growth of 20.7%, or $542.5 million, compared to an increase in non-interest expenses of 24.7%, or $401.6 million
- PPNR[1] increased $140.9 million to $1.1 billion, compared to $996.2 million in 2023
- Effective tax rate of 20.5% for 2024, compared to 22.6% for 2023
- Total loans HFI of $53.7 billion, up $3.4 billion from December 31, 2023
- Total deposits of $66.3 billion, up $11.0 billion from December 31, 2023
- Stockholders' equity of $6.7 billion, an increase of $629 million from December 31, 2023
- Nonperforming assets (nonaccrual loans and repossessed assets) increased to 0.65% of total assets, from 0.40% at December 31, 2023
- Net loan charge-offs to average loans outstanding of 0.18% for 2024, compared to 0.06% for 2023
- Net interest margin of 3.58% in 2024, decreased from 3.63% in 2023
- Return on average assets of 0.99% for 2024, compared to 1.03% for 2023
- Tangible common equity ratio[1] of 7.2%, compared to 7.3% at December 31, 2023
- Tangible book value per share, net of tax[1], of $52.27, an increase of 11.9% from $46.72 at December 31, 2023
- Efficiency ratio[1] of 63.2% in 2024, compared to 61.1% in 2023

The impact to the Company from these items, and others of both a positive and negative nature, are discussed in more detail below as they pertain to the Company's overall comparative performance for the year ended December 31, 2024.

[1] See Non-GAAP Financial Measures section beginning on page 38.

As a bank holding company, management focuses on key ratios in evaluating the Company's financial condition and results of operations.

Results of Operations and Financial Condition

A summary of the Company's results of operations, financial condition, and selected metrics are included in the following tables:

	Year Ended December 31,		
	2024	2023	2022
	(dollars in millions, except per share amounts)		
Net income	$ **787.7**	$ 722.4	$ 1,057.3
Net income available to common stockholders	**774.9**	709.6	1,044.5
Earnings per share - basic	**7.14**	6.55	9.74
Earnings per share - diluted	**7.09**	6.54	9.70
Return on average assets	**0.99 %**	1.03 %	1.62 %
Return on average equity	**12.2**	12.6	20.7
Return on average tangible common equity (1)	**14.0**	14.9	25.4
Net interest margin	**3.58**	3.63	3.67

(1)   See Non-GAAP Financial Measures section beginning on page 38.

	December 31,	
	2024	2023
	(in millions)	
Total assets	$ **80,934**	$ 70,862
Loans HFS	**2,286**	1,402
Loans HFI, net of deferred fees and costs	**53,676**	50,297
Investment securities, net of allowance for credit losses	**15,095**	12,712
Total deposits	**66,341**	55,333
Other borrowings	**5,573**	7,230
Qualifying debt	**899**	895
Stockholders' equity	**6,707**	6,078
Tangible common equity, net of tax[1]	**5,755**	5,116

(1)   See Non-GAAP Financial Measures section beginning on page 38.

Asset Quality

For all banks and bank holding companies, asset quality plays a significant role in the overall financial condition of the institution and results of operations. The Company measures asset quality in terms of nonaccrual loans as a percentage of gross loans and net charge-offs as a percentage of average loans. Net charge-offs are calculated as the difference between charged-off loans and recovery payments received on previously charged-off loans. The following table summarizes the Company's key asset quality metrics for loans HFI:

	At or for the Year Ended December 31,		
	2024	2023	2022
	(dollars in millions)		
Nonaccrual loans	$ **476**	$ 273	$ 85
Repossessed assets	**52**	8	11
Non-performing assets	**528**	418	98
Nonaccrual loans to funded loans	**0.89 %**	0.54 %	0.16 %
Nonaccrual and repossessed assets to total assets	**0.65**	0.40	0.14
Allowance for loan losses to funded loans	**0.70**	0.67	0.60
Allowance for credit losses to funded loans	**0.77**	0.73	0.69
Allowance for loan losses to nonaccrual loans	**79**	123	364
Allowance for credit losses to nonaccrual loans	**87**	135	419
Net charge-offs to average loans outstanding	**0.18**	0.06	0.00

Asset and Deposit Growth

The Company's assets and liabilities are comprised primarily of loans and deposits. Therefore, the ability to originate new loans and attract new deposits is fundamental to the Company's growth.

Total assets increased to $80.9 billion at December 31, 2024 from $70.9 billion at December 31, 2023. The increase in total assets of $10.1 billion, or 14.2%, was driven primarily by an increase in deposits. This increase in deposits drove loan growth of $3.4 billion and contributed to increases in cash of $2.5 billion, or 159.9%, and investment securities of $2.4 billion, or 18.7%.

Loans HFI increased by $3.4 billion, or 6.7%, to $53.7 billion as of December 31, 2024, compared to $50.3 billion as of December 31, 2023. By loan type, commercial and industrial loans and CRE, non-owner occupied loans increased $4.0 billion and $218 million, respectively, from December 31, 2023. This increase in loans HFI was partially offset by decreases in residential real estate and construction and land development loans of $452 million and $410 million, respectively.

Total deposits increased $11.0 billion, or 19.9%, to $66.3 billion as of December 31, 2024 from $55.3 billion as of December 31, 2023. By type, the increase in deposits from December 31, 2023 was driven by increases of $6.4 billion in savings and money market accounts and $4.3 billion in non-interest bearing deposits.

RESULTS OF OPERATIONS

The following table sets forth a summary financial overview:

	Year Ended December 31,		Increase (Decrease)	
	2024	2023		
	(in millions, except per share amounts)			
Consolidated Income Statement Data:				
Interest income	$	4,541.1	$ 4,035.3	$ 505.8
Interest expense		1,922.2	1,696.4	225.8
Net interest income		2,618.9	2,338.9	280.0
Provision for credit losses		145.9	62.6	83.3
Net interest income after provision for credit losses		2,473.0	2,276.3	196.7
Non-interest income		543.2	280.7	262.5
Non-interest expense		2,025.0	1,623.4	401.6
Income before provision for income taxes		991.2	933.6	57.6
Income tax expense		203.5	211.2	(7.7)
Net income		787.7	722.4	65.3
Dividends on preferred stock		12.8	12.8	—
Net income available to common stockholders	$	774.9	$ 709.6	$ 65.3
Earnings per share:				
Basic	$	7.14	$ 6.55	$ 0.59
Diluted	$	7.09	$ 6.54	$ 0.55

Non-GAAP Financial Measures

The following discussion and analysis contains financial information determined by methods other than those prescribed by GAAP. The Company's management uses these non-GAAP financial measures in their analysis of the Company's performance. Management believes presentation of these non-GAAP financial measures provides useful supplemental information that is essential to a complete understanding of the operating results of the Company. Since the presentation of these non-GAAP performance measures and their impact differ between companies, these non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Pre-Provision Net Revenue

Banking regulations define PPNR as the sum of net interest income and non-interest income less expenses before adjusting for loss provisions. Management believes this is an important metric as it illustrates the underlying performance of the Company, it enables investors and others to assess the Company's ability to generate capital to cover credit losses through the credit cycle, and provides consistent reporting with a key metric used by bank regulatory agencies.

The following table shows the components used in the calculation of PPNR:

	Year Ended December 31,					
	2024		2023		2022	
	(in millions)					
Net interest income	$	**2,618.9**	$	2,338.9	$	2,216.3
Total non-interest income		**543.2**		280.7		324.6
Net revenue	$	**3,162.1**	$	2,619.6	$	2,540.9
Total non-interest expense		**2,025.0**		1,623.4		1,156.7
Pre-provision net revenue	$	**1,137.1**	$	996.2	$	1,384.2
Less:						
Provision for credit losses		**145.9**		62.6		68.1
Income tax expense		**203.5**		211.2		258.8
Net income	$	**787.7**	$	722.4	$	1,057.3

Efficiency Ratio

The following table shows the components used in the calculation of the efficiency ratio, which measures non-interest expense as a ratio of net revenue on a tax equivalent basis. Management uses this ratio as a metric for assessing cost efficiency:

	Year Ended December 31,					
	2024		2023		2022	
	(dollars in millions)					
Total non-interest expense	$	**2,025.0**	$	1,623.4	$	1,156.7
Less: Deposit costs		**693.2**		436.7		165.8
Total non-interest expense, excluding deposit costs		**1,331.8**		1,186.7		990.9
Divided by:						
Total net interest income		**2,618.9**		2,338.9		2,216.3
Plus:						
Tax equivalent interest adjustment		**39.5**		35.5		33.7
Total non-interest income		**543.2**		280.7		324.6
Less: Deposit costs		**693.2**		436.7		165.8
	$	**2,508.4**	$	2,218.4	$	2,408.8
Efficiency ratio - tax equivalent basis		**63.2 %**		61.1 %		44.9 %
Efficiency ratio - tax equivalent basis, adjusted for deposit costs		**53.1**		53.5		41.1

Tangible Common Equity and Return on Average Tangible Common Equity

The following tables present financial measures related to tangible common equity. Tangible common equity represents total stockholders' equity reduced by goodwill and intangible assets and preferred stock. Management believes tangible common equity financial measures are useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

	December 31,	
	2024	2023
	(dollars and shares in millions)	
Total stockholders' equity	$ **6,707**	$ 6,078
Less:		
Goodwill and intangible assets	**659**	669
Preferred stock	**295**	295
Total tangible common stockholders' equity	**5,753**	5,114
Plus: deferred tax - attributed to intangible assets	**2**	2
Total tangible common equity, net of tax	$ **5,755**	$ 5,116
Total assets	$ **80,934**	$ 70,862
Less: goodwill and intangible assets, net	**659**	669
Tangible assets	**80,275**	70,193
Plus: deferred tax - attributed to intangible assets	**2**	2
Total tangible assets, net of tax	$ **80,277**	$ 70,195
Tangible common equity ratio	**7.2 %**	7.3 %
Common shares outstanding	**110.1**	109.5
Book value per common share	$ **58.24**	$ 52.81
Tangible book value per common share, net of tax	**52.27**	46.72

	Year Ended December 31,		
	2024	2023	2022
	(dollars in millions)		
Net income available to common stockholders	$ **774.9**	$ 709.6	$ 1,044.5
Divided by:			
Average stockholders' equity	**6,480**	5,719	5,099
Less:			
Average goodwill and intangible assets	**664**	675	688
Average preferred stock	**295**	295	295
Average tangible common equity	$ **5,521**	$ 4,749	$ 4,116
Return on average tangible common equity	**14.0 %**	14.9 %	25.4 %

Regulatory Capital

The following table presents certain financial measures related to regulatory capital under Basel III, which includes CET1 and total capital. The FRB and other banking regulators use CET1 and total capital as a basis for assessing a bank's capital adequacy; therefore, management believes it is useful to assess financial condition and capital adequacy using this same basis. Specifically, the total capital ratio takes into consideration the risk levels of assets and off-balance sheet financial instruments. In addition, management believes the classified assets to CET1 plus allowance measure is an important regulatory metric for assessing asset quality.

As permitted by the regulatory capital rules, the Company elected the CECL transition option that delayed the estimated impact on regulatory capital resulting from the adoption of CECL over a five-year transition period ending December 31, 2024. Accordingly, capital ratios and amounts for 2024 include a 25% capital benefit that resulted from the increased ACL related to the adoption of ASC 326, compared to a 50% capital benefit for 2023.

	December 31,	
	2024	2023
	(dollars in millions)	
Common equity tier 1:		
Common equity	$ **6,425**	$ 5,807
Less:		
Non-qualifying goodwill and intangibles	**644**	658
Disallowed deferred tax asset	**4**	3
AOCI related adjustments	**(535)**	(516)
Unrealized gain on changes in fair value liabilities	**1**	3
Common equity tier 1	$ **6,311**	$ 5,659
Divided by: Risk-weighted assets	$ **56,019**	$ 52,517
Common equity tier 1 ratio	**11.3 %**	10.8 %
Common equity tier 1	$ **6,311**	$ 5,659
Plus: Preferred stock and trust preferred securities	**376**	376
Tier 1 capital	$ **6,687**	$ 6,035
Divided by: Tangible average assets	$ **82,691**	$ 70,295
Tier 1 leverage ratio	**8.1 %**	8.6 %
Total capital:		
Tier 1 capital	$ **6,687**	$ 6,035
Plus:		
Subordinated debt	**819**	818
Adjusted allowances for credit losses	**416**	348
Tier 2 capital	$ **1,235**	$ 1,166
Total capital	$ **7,922**	$ 7,201
Total capital ratio	**14.1 %**	13.7 %
Classified assets to tier 1 capital plus allowance:		
Classified assets	$ **1,009**	$ 673
Divided by: Tier 1 capital	**6,687**	6,035
Plus: Adjusted allowances for credit losses	**416**	348
Total Tier 1 capital plus adjusted allowances for credit losses	$ **7,103**	$ 6,383
Classified assets to tier 1 capital plus allowance	**14.2 %**	10.5 %

Net Interest Margin

The net interest margin is reported on a TEB. A tax equivalent adjustment is added to reflect interest earned on certain securities and loans that are exempt from federal and state income tax. The following tables set forth the average balances, interest income, interest expense, and average yield (on a fully TEB) for the periods indicated:

		Year Ended December 31,				
	2024			2023		
	Average Balance	**Interest**	**Average Yield / Cost**	Average Balance	Interest	Average Yield / Cost
			(dollars in millions)			
Interest earning assets						
Loans HFS	$ 3,531	$ 216.4	6.13 %	$ 3,347	$ 213.4	6.38 %
Loans HFI:						
Commercial and industrial	20,845	1,490.6	7.21	17,886	1,337.9	7.54
CRE - non-owner occupied	9,681	744.7	7.70	9,736	734.8	7.56
CRE - owner occupied	1,833	111.2	6.17	1,800	102.3	5.79
Construction and land development	4,747	440.1	9.28	4,498	419.7	9.33
Residential real estate	14,529	622.3	4.28	15,126	596.4	3.94
Consumer	54	3.8	7.00	72	5.2	7.23
Total loans HFI (1), (2), (3)	51,689	3,412.7	6.63	49,118	3,196.3	6.53
Investment securities:						
Taxable	13,159	616.0	4.68	8,002	381.3	4.76
Tax-exempt	2,230	95.0	5.34	2,097	86.2	5.15
Total investment securities (1)	15,389	711.0	4.78	10,099	467.5	4.84
Cash and other	3,656	201.0	5.50	2,848	158.1	5.55
Total interest earning assets	74,265	4,541.1	6.17	65,412	4,035.3	6.22
Non-interest earning assets						
Cash and due from banks	293			273		
Allowance for credit losses	(357)			(326)		
Bank owned life insurance	589			183		
Other assets	4,483			4,581		
Total assets	$ 79,273			$ 70,123		
Interest bearing liabilities						
Interest bearing deposits:						
Interest bearing demand accounts	$ 16,155	$ 480.7	2.98 %	$ 12,422	$ 352.0	2.83 %
Savings and money market accounts	17,462	610.2	3.49	14,903	428.1	2.87
Certificates of deposit	10,085	509.3	5.05	7,945	362.5	4.56
Total interest bearing deposits	43,702	1,600.2	3.66	35,270	1,142.6	3.24
Short-term borrowings	3,893	216.3	5.56	7,800	434.6	5.57
Long-term debt	830	67.7	8.16	862	81.3	9.43
Qualifying debt	896	38.0	4.25	892	37.9	4.25
Total interest bearing liabilities	49,321	1,922.2	3.90	44,824	1,696.4	3.78
Interest cost of funding earning assets			2.59			2.59
Non-interest bearing liabilities						
Non-interest bearing deposits	22,017			18,293		
Other liabilities	1,455			1,287		
Stockholders' equity	6,480			5,719		
Total liabilities and stockholders' equity	$ 79,273			$ 70,123		
Net interest income and margin (4)		$ 2,618.9	3.58 %		$ 2,338.9	3.63 %

(1) Yields on loans and securities have been adjusted to a TEB. The taxable-equivalent adjustment was $39.5 million and $35.5 million for the year ended December 31, 2024 and 2023, respectively.

(2) Included in the yield computation are net loan fees of $109.0 million and $131.2 million for the year ended December 31, 2024 and 2023, respectively.

(3) Includes non-accrual loans.

(4) Net interest margin is computed by dividing net interest income by total average earning assets.

	Year Ended December 31,				
	2024 versus 2023				
	Increase (Decrease) Due to Changes in (1)				
	Volume		Rate		Total
	(in millions)				
Interest income:					
Loans HFS	$	11.3	$	(8.3)	$	3.0
Loans HFI:					
Commercial and industrial		211.6		(58.9)		152.7
CRE - non-owner occupied		(4.3)		14.2		9.9
CRE - owner occupied		2.0		6.9		8.9
Construction and land development		23.1		(2.7)		20.4
Residential real estate		(25.6)		51.5		25.9
Consumer		(1.3)		(0.1)		(1.4)
Total loans HFI		205.5		10.9		216.4
Securities:					
Securities - taxable		241.4		(6.7)		234.7
Securities - tax-exempt		5.7		3.1		8.8
Total securities		247.1		(3.6)		243.5
Other		44.4		(1.5)		42.9
Total interest income		508.3		(2.5)		505.8
Interest expense:					
Interest-bearing transaction accounts	$	111.1	$	17.6	$	128.7
Savings and money market accounts		89.4		92.7		182.1
Time certificates of deposit		108.1		38.7		146.8
Short-term borrowings		(217.0)		(1.3)		(218.3)
Long-term debt		(2.6)		(11.0)		(13.6)
Qualifying debt		0.2		(0.1)		0.1
Total interest expense		89.2		136.6		225.8
Net change	$	419.1	$	(139.1)	$	280.0

(1)   Changes attributable to both volume and rate are designated as volume changes.

Comparison of interest income, interest expense and net interest margin

The Company's primary source of revenue is interest income. For the year ended December 31, 2024, interest income was $4.5 billion, an increase of $505.8 million, or 12.5%, compared to $4.0 billion for the year ended December 31, 2023. This increase was primarily the result of a $243.5 million increase from investment securities due to a $5.3 billion increase in average investment securities balances and a $216.4 million increase from HFI loans due to a $2.6 billion increase in average HFI loan balances. Average yield on interest earning assets decreased to 6.17% for the year ended December 31, 2024, compared to 6.22% for 2023, which was primarily the result of a lower yields on investment securities.

For the year ended December 31, 2024, interest expense was $1.9 billion, compared to $1.7 billion for the year ended December 31, 2023. Interest expense on deposits increased $457.6 million for the same period due to an $8.4 billion increase in average interest-bearing deposits, coupled with increasing rates. Deposit rates increased year-over-year due to increases in the federal funds target rate throughout 2023 that were not fully offset by reductions concentrated in the latter part of 2024. Interest expense on short-term borrowings decreased $218.3 million for the year ended December 31, 2024 compared to the same period in 2023 as a result of a decrease of $3.9 billion in the average balance.

For the year ended December 31, 2024, net interest income was $2.6 billion, compared to $2.3 billion for the year ended December 31, 2023. The increase in net interest income was driven by an $8.9 billion increase in average interest earning assets, partially offset by an increase of $4.5 billion in average interest-bearing liabilities. The decrease in net interest margin of 5 basis points compared to 2023 is the result of higher funding costs on deposits and borrowings, coupled with lower asset yields during 2024.

Provision for Credit Losses

The provision for credit losses in each period is reflected as a reduction in earnings for that period and includes amounts related to funded loans, unfunded loan commitments, and investment securities. The provision is equal to the amount required to maintain the ACL at a level adequate to absorb estimated lifetime credit losses inherent in the loan and investment securities portfolios based on remaining contractual maturity, adjusted for estimated prepayments as of each period end. The Company's CECL models incorporate historical experience, current conditions, and reasonable and supportable forecasts in measuring expected credit losses. For the year ended December 31, 2024 and 2023, the Company recorded a provision for credit losses of $145.9 million and $62.6 million, respectively. The increase in the provision for credit losses from the year ended December 31, 2023 is primarily reflective of net charge-offs of $93.3 million, loan growth, and an incremental ACL build for CRE non-owner occupied loans resulting from current market conditions.

Non-interest Income

The following table presents a summary of non-interest income:

	Year Ended December 31,		Increase (Decrease)
	2024	2023	
		(in millions)	
Service charges and loan fees	$ **96.0**	$ 101.0	$ **(5.0)**
Net gain on loan origination and sale activities	**206.3**	193.5	**12.8**
Net loan servicing revenue	**121.5**	102.3	**19.2**
Income from equity investments	**38.2**	15.7	**22.5**
Income from bank owned life insurance	**27.8**	4.5	**23.3**
Gain (loss) on sales of investment securities	**17.4**	(40.8)	**58.2**
Fair value gain (loss) adjustments, net	**7.5**	(116.0)	**123.5**
Other income	**28.5**	20.5	**8.0**
Total non-interest income	$ **543.2**	$ 280.7	$ **262.5**

Total non-interest income for the year ended December 31, 2024 increased by $262.5 million compared to the same period in 2023. The increase in non-interest income from the year ended December 31, 2023 was driven in large part by execution of the Company's balance sheet repositioning strategy, which included sales of certain loans and investment securities. These actions resulted in recognition of losses in 2023 related to fair value adjustments from transferring loans from HFI to HFS and sales of investment securities totaling $116.0 million and $40.8 million, respectively. In addition, income from bank owned life insurance increased $23.3 million as the Company entered into a new policy during 2024.

Non-interest Expense

The following table presents a summary of non-interest expense:

| | Year Ended December 31, | | Increase (Decrease) |
| | 2024 | 2023 | |
	(in millions)		
Salaries and employee benefits	$ 631.1	$ 566.3	$ 64.8
Deposit costs	693.2	436.7	256.5
Insurance	164.8	190.4	(25.6)
Data processing	149.7	122.0	27.7
Legal, professional, and directors' fees	109.4	107.2	2.2
Occupancy	73.1	65.6	7.5
Loan servicing expenses	68.1	58.8	9.3
Business development and marketing	32.7	21.8	10.9
Loan acquisition and origination expenses	21.5	20.4	1.1
Gain on extinguishment of debt	—	(52.7)	52.7
Other expense	81.4	86.9	(5.5)
Total non-interest expense	$ 2,025.0	$ 1,623.4	$ 401.6

Total non-interest expense for the year ended December 31, 2024 increased $401.6 million compared to the same period in 2023. The increase in non-interest expense from the year ended December 31, 2023 was primarily driven by increased deposit costs and salaries and employee benefits, in addition to a net gain on extinguishment of debt in 2023 that did not reoccur. Higher earnings credit deposit balances and rates drove the increase in deposits costs of $256.5 million as ECR related deposit balances increased $2.9 billion to $20.7 billion as of December 31, 2024. Salaries and employee benefits increased $64.8 million due to increased average headcount and a higher corporate bonus accrual resulting from improved performance in 2024. The gain on extinguishment of debt totaling $52.7 million recognized during the year ended December 31, 2023 was related to payoffs of the warehouse and equity fund resource loan credit linked notes and Amerihome senior notes.

Income Taxes

For the years ended December 31, 2024 and 2023, the Company's effective tax rate was 20.5% and 22.6%, respectively. The decrease in the effective tax rate for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to increases in investment tax credit benefits and tax-exempt income.

Business Segment Results

The Company's reportable segments are aggregated with a focus on products and services offered and consist of three reportable segments:

- Commercial: provides commercial banking and treasury management products and services to small and middle-market businesses, specialized banking services to sophisticated commercial institutions and investors within niche industries, as well as financial services to the real estate industry.
- Consumer Related: offers both commercial banking services to enterprises in consumer-related sectors and consumer banking services, such as residential mortgage banking.
- Corporate & Other: consists of the Company's investment portfolio, Corporate borrowings and other related items, income and expense items not allocated to other reportable segments, and inter-segment eliminations.

The following tables present selected reportable segment information:

	Consolidated Company		Commercial		Consumer Related		Corporate & Other
December 31, 2024	*(in millions)*						
Loans HFI, net of deferred loan fees and costs	$	53,676	$	31,544	$	22,132	$ —
Deposits		66,341		25,487		33,767	7,087
December 31, 2023							
Loans HFI, net of deferred loan fees and costs	$	50,297	$	29,136	$	21,161	$ —
Deposits		55,333		23,508		25,101	6,724
Year Ended December 31, 2024							
Income (loss) before provision for income taxes	$	991.2	$	530.6	$	457.2	$ 3.4
Year Ended December 31, 2023							
Income (loss) before provision for income taxes	$	933.6	$	745.1	$	259.2	$ (70.7)

BALANCE SHEET ANALYSIS

Total assets increased to $80.9 billion at December 31, 2024 from $70.9 billion at December 31, 2023. The increase in total assets of $10.1 billion, or 14.2%, was driven primarily by an increase in deposits, which drove loan growth of $3.4 billion and contributed to increases in cash and cash equivalents of $2.5 billion and investment securities of $2.4 billion as the Company has focused on increasing its holdings of high quality liquid assets. Loans HFI increased by $3.4 billion, or 6.7%, to $53.7 billion as of December 31, 2024, compared to $50.3 billion as of December 31, 2023. By loan type, commercial and industrial and CRE, non-owner occupied loans increased $4.0 billion and $218 million, respectively, from December 31, 2023, partially offset by decreases in residential real estate and construction and land development loans of $452 million and $410 million, respectively, during the same period. In addition, loans HFS increased $884 million at December 31, 2024, up from $1.4 billion as of December 31, 2023.

Total liabilities increased $9.4 billion, or 14.6%, to $74.2 billion at December 31, 2024, compared to $64.8 billion at December 31, 2023. The increase in liabilities is due primarily to an increase in total deposits. Total deposits increased $11.0 billion, or 19.9%, to $66.3 billion at December 31, 2024. The increase in deposits from December 31, 2023 was driven by increases in savings and money market accounts of $6.4 billion and non-interest-bearing demand deposits of $4.3 billion. These increases were offset in part by a decrease in other borrowings of $1.7 billion due to a decrease in short-term FHLB borrowings, partially offset by an increase in long-term FHLB borrowings.

Total stockholders' equity increased by $629 million, or 10.3%, to $6.7 billion at December 31, 2024, compared to $6.1 billion at December 31, 2023. The increase in stockholders' equity is primarily a function of net income, partially offset by dividends to common and preferred stockholders.

Investment securities

Debt securities are classified at the time of acquisition as either HTM, AFS, or trading based upon various factors, including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. HTM securities are carried at amortized cost, adjusted for amortization of premiums or accretion of discounts. AFS securities are carried at fair value with unrealized gains or losses on these securities recorded in AOCI in stockholders' equity, net of tax. Trading securities are reported at fair value, with unrealized gains and losses on these securities included in current period earnings.

The Company's investment securities portfolio may be utilized as collateral for borrowings, required collateral for public deposits and repurchase agreements, and to manage liquidity, capital, and interest rate risk.

The following table summarizes the carrying value of the Company's investment securities portfolio:

| | December 31, | | Increase (Decrease) |
	2024	2023	
	(in millions)		
Debt securities			
Residential MBS issued by GSEs and GNMA	$ 5,831	$ 1,972	$ 3,859
U.S. Treasury securities	4,383	4,853	(470)
Tax-exempt	2,195	2,101	94
Private label residential MBS	1,123	1,303	(180)
CLO	570	1,399	(829)
Commercial MBS issued by GSEs and GNMA	437	530	(93)
Corporate debt securities	386	367	19
Other	69	69	—
Total debt securities	$ 14,994	$ 12,594	$ 2,400
Equity securities			
Preferred stock	$ 91	$ 100	$ (9)
CRA investments	26	26	—
Total equity securities	$ 117	$ 126	$ (9)

The carrying value of debt securities increased $2.4 billion, or 19.1%, from December 31, 2023. The increase in investment securities is largely attributable to purchases of Residential MBS issued by GSEs and GNMA, partially offset by sales of CLOs. These actions were part of the Company's efforts to shift its investment portfolio mix toward high quality liquid assets.

The weighted average yield on investment securities is calculated by dividing income within each maturity range by the outstanding amount of the related investment. For purposes of calculating the weighted average yield, AFS securities are carried at amortized cost in the table below and tax-exempt obligations have not been tax-effected. The maturity distribution and weighted average yield of the Company's investment security portfolios at December 31, 2024 are summarized in the table below:

	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(dollars in millions)					
Held-to-maturity										
Tax-exempt bonds	$ 35	6.65 %	$ 9	6.71 %	$ 117	4.27 %	$ 1,189	4.69 %	$ 1,350	4.72 %
Private label residential MBS (1)	—	—	—	—	—	—	176	2.21	176	2.21
Total HTM securities	$ 35	6.65 %	$ 9	6.71 %	$ 117	4.27 %	$ 1,365	4.37 %	$ 1,526	4.43 %
Available-for-sale										
Residential MBS issued by GSEs and GNMA (1)	$ —	— %	$ —	— %	$ 6	2.72 %	$ 6,219	4.42 %	$ 6,225	4.42 %
U.S. Treasury securities	4,385	4.21	—	—	—	—	—	—	4,385	4.21
Private label residential MBS (1)	—	—	—	—	11	4.68	1,137	2.53	1,148	2.55
Tax-exempt	4	9.94	12	2.78	—	—	905	2.99	921	3.02
CLO	—	—	—	—	300	6.37	270	6.44	570	6.40
Commercial MBS issued by GSEs and GNMA (1)	32	4.75	128	4.69	205	5.13	82	3.90	447	4.75
Corporate debt securities	13	5.41	153	4.46	236	3.70	5	3.70	407	4.04
Other	2	3.00	7	2.51	12	4.39	54	5.08	75	4.67
Total AFS securities	$ 4,436	4.22 %	$ 300	4.45 %	$ 770	5.14 %	$ 8,672	4.08 %	$ 14,178	4.19 %

(1)   MBS are comprised of pools of loans with varying maturities, the majority of which are due after 10 years.

The average duration, which is a measure of the interest rate sensitivity of the Company's debt securities portfolio, is 3.4 years as of December 31, 2024.

The Company does not hold any subprime MBS in its investment portfolio. Approximately 83% of its MBS are GSE or GNMA issued. The MBS that are not GSE issued consist primarily of investment grade securities, including $921 million rated AAA and $26 million rated AA.

Gross unrealized losses on the Company's AFS securities at December 31, 2024 relate primarily to changes in interest rates and other market conditions not considered to be credit-related issues. The Company has reviewed its securities on which there is an unrealized loss in accordance with its ACL policy described in "Note 1. Summary of Significant Accounting Policies" in Item 8 of this Form 10-K. Based on the analysis performed, management determined an ACL of $0.4 million on the Company's AFS securities was required at December 31, 2024.

The credit loss model applicable to HTM securities requires recognition of lifetime expected credit losses through an allowance account at the time the security is purchased. For the year ended December 31, 2024, the Company recognized a provision for credit losses on HTM securities of $8.6 million, compared to $2.6 million for the same period in 2023, resulting in a total allowance of $16.4 million and $7.8 million as of December 31, 2024 and 2023, respectively.

Loans HFS

The Company purchases and originates residential mortgage loans through its AmeriHome mortgage banking business channel that are held for sale or securitization. At December 31, 2024, the loans HFS balance totaled $2.3 billion, compared to $1.4 billion at December 31, 2023. The increase in loans HFS from December 31, 2023 relates primarily to agency conforming loans.

Loans HFI

The table below summarizes the distribution of the Company's held for investment loan portfolio:

	December 31,				Increase (Decrease)
	2024		2023		
	(in millions)				
Warehouse lending	$	8,207	$	6,618	$	1,589
Municipal & nonprofit		1,620		1,554		66
Tech & innovation		3,383		2,808		575
Equity fund resources		884		845		39
Other commercial and industrial		9,175		7,452		1,723
CRE - owner occupied		1,675		1,658		17
Hotel franchise finance		3,815		3,855		(40)
Other CRE - non-owner occupied		6,342		5,974		368
Residential		12,961		13,287		(326)
Residential - EBO		972		1,223		(251)
Construction and land development		4,468		4,862		(394)
Other		174		161		13
Total loans HFI		53,676		50,297		3,379
Allowance for credit losses		(374)		(337)		(37)
Total loans HFI, net of allowance	$	53,302	$	49,960	$	3,342

Loans classified as HFI are stated at the amount of unpaid principal, adjusted for net deferred fees and costs, premiums and discounts on acquired and purchased loans, and an ACL. Net deferred loan fees of $106 million and $108 million reduced the carrying value of loans as of December 31, 2024 and 2023, respectively. Net unamortized purchase premiums on acquired and purchased loans of $175 million and $177 million increased the carrying value of loans as of December 31, 2024 and 2023, respectively.

The following table sets forth the amount of loans outstanding by type of loan as of December 31, 2024 that were contractually due in under one year, one through five years, after five through 15 years, and more than 15 years based on remaining scheduled repayments of principal. Lines of credit or other loans having no stated final maturity and no stated schedule of repayments are reported as due in one year or less. The table also presents an analysis of the rate structure for loans within the same maturity time periods. Actual cash flows from these loans may differ materially from contractual maturities due to prepayment, refinancing, or other factors.

	Due Under 1 Year	Due 1 - 5 Years	Due 5 - 15 Years	Due Over 15 Years	Total
			(in millions)		
Warehouse lending					
Variable rate	$ 3,546	$ 4,401	$ —	$ —	$ 7,947
Fixed rate	—	260	—	—	260
Municipal & nonprofit					
Variable rate	28	43	333	2	406
Fixed rate	146	75	699	294	1,214
Tech & innovation					
Variable rate	353	2,866	33	—	3,252
Fixed rate	—	131	—	—	131
Equity fund resources					
Variable rate	774	12	9	—	795
Fixed rate	89	—	—	—	89
Other commercial and industrial					
Variable rate	1,331	4,818	1,563	31	7,743
Fixed rate	225	884	323	—	1,432
CRE - owner occupied					
Variable rate	140	360	337	72	909
Fixed rate	108	307	316	35	766
Hotel franchise finance					
Variable rate	356	2,807	20	—	3,183
Fixed rate	116	516	—	—	632
Other CRE - non-owner occupied					
Variable rate	1,791	2,734	342	25	4,892
Fixed rate	375	896	179	—	1,450
Residential					
Variable rate	6	27	2	952	987
Fixed rate	3	2	40	11,929	11,974
Residential - EBO					
Variable rate	—	—	—	—	—
Fixed rate	—	—	1	971	972
Construction and land development					
Variable rate	1,578	2,677	45	2	4,302
Fixed rate	23	131	12	—	166
Other					
Variable rate	94	33	14	2	143
Fixed rate	10	6	15	—	31
Total	$ 11,092	$ 23,986	$ 4,283	$ 14,315	$ 53,676

At December 31, 2024, total loans consisted of 64.4% with variable rates and 35.6% with fixed rates, compared to 58.3% with variable rates and 41.7% with fixed rates at December 31, 2023. As of December 31, 2024, approximately $25.0 billion, or 72.5%, of total variable rate loans were subject to rate floors with a weighted average interest rate of 5.1%. At December 31, 2023, approximately $22.3 billion, or 76.2%, of total variable rate loans were subject to rate floors with a weighted average interest rate of 4.6%.

Concentrations of Lending Activities

The Company monitors concentrations of lending activities at the product and borrower relationship level. As of December 31, 2024 and 2023, no borrower relationships at both the commitment and funded loan level exceeded 5% of total loans HFI.

Commercial and industrial loans made up 43% and 38% of the Company's HFI loan portfolio as of December 31, 2024 and 2023, respectively.

In addition, the Company's loan portfolio includes significant credit exposure to the CRE market as CRE related loans accounted for approximately 30% and 33% of total loans at December 31, 2024 and 2023 respectively. Non-owner occupied CRE loans are CRE loans for which the primary source of repayment is rental income generated from the collateral property. Owner occupied CRE loans are loans secured by owner occupied non-farm nonresidential properties for which the primary source of repayment (more than 50%) is the cash flow from the ongoing operations and activities conducted by the borrower who owns the property. These CRE loans are secured by multi-family residential properties, professional offices, industrial facilities, retail centers, hotels, and other commercial properties.

The following tables present the composition by property type and weighted average LTV of the Company's CRE non-owner occupied loans:

		December 31, 2024		
	Amount	Percent of CRE-Non OO	Percent of Total HFI Loans	Weighted Average LTV (1)
		(dollars in millions)		
Hotel	$ 4,167	42.3 %	7.8 %	46.7 %
Office	2,337	23.7	4.4	69.0
Retail	783	7.9	1.4	55.7
Multifamily	632	6.4	1.2	40.7
Industrial	580	5.9	1.1	38.9
Time share	467	4.7	0.9	33.6
Medical	145	1.5	0.3	61.5
Senior care	142	1.4	0.2	41.2
Other	615	6.2	1.1	50.2
Total CRE - non-owner occupied	$ 9,868	100.0 %	18.4 %	51.6 %

		December 31, 2023		
	Amount	Percent of CRE-Non OO	Percent of Total HFI Loans	Weighted Average LTV (1)
		(dollars in millions)		
Hotel	$ 4,235	43.9 %	8.4 %	48.1 %
Office	2,358	24.4	4.7	58.8
Retail	753	7.8	1.5	61.0
Multifamily	566	5.9	1.1	49.7
Industrial	565	5.8	1.1	50.4
Time share	378	3.9	0.8	34.9
Senior care	160	1.7	0.3	41.8
Medical	124	1.3	0.2	51.2
Other	511	5.3	1.0	43.4
Total CRE - non-owner occupied	$ 9,650	100.0 %	19.2 %	51.1 %

(1)   The weighted average LTVs in the above table are based on the most recent available information, if current appraisals are not available.

The following table presents the Company's CRE non-owner occupied loans by origination year as of December 31, 2024:

	Origination Year						
	2024	2023	2022	2021	2020	Prior	Total
				(in millions)			
CRE - non-owner occupied	$ 948	$ 961	$ 3,470	$ 1,727	$ 583	$ 2,179	$ 9,868

The following table presents the scheduled maturities of the Company's CRE non-owner occupied loans as of December 31, 2024:

	(in millions)
2025	2,551
2026	2,503
2027	2,431
2028	970
2029	795
Thereafter	618
Total	$ 9,868

Approximately $2.3 billion, or 4.4%, of total loans HFI consisted of CRE non-owner occupied office loans as of December 31, 2024, compared to 2.4 billion, or 4.7%, as of December 31, 2023. Of the non-owner occupied office loan balance as of December 31, 2024, $1.1 billion is scheduled to mature in 2025. These office loans primarily consist of shorter-term bridge loans that enable borrowers to reposition or redevelop projects with more modern standards attractive to in-office employers in today's environment, including enhanced on-site amenities. The vast majority of these projects are located in suburban locations in the Company's core footprint states (Arizona, California, and Nevada), with central business district and midtown exposure totaling less than 1% and 11% of office loans as of December 31, 2024, respectively.

The office loan portfolio largely consists of value-add loans that require significant up-front cash equity contributions from institutional sponsors and large regional and national developers. The properties underlying these loans have stable business trends and low vacancy rates. To a large extent, the financing structures of these loans do not carry junior liens or mezzanine debt, which enables maximum flexibility when working with clients and sponsors. In addition to adhering to conservative underwriting standards, asset-specific credit risk is mitigated through continued sponsor support of projects by re-appraisal rights of the Company, re-margining requirements and ongoing debt service, and debt yield covenants. For additional discussion of the Company's credit risk monitoring practices, see "Business – Lending Activities – Asset Quality" in Item 1 of this Form 10-K.

As of December 31, 2024 and 2023, 16% of the Company's CRE loans, excluding construction and land loans, were owner occupied, with substantially all of these loans secured by first liens and had an initial loan-to-value ratio of generally not more than 75%.

Non-performing Assets

Total non-performing loans increased by $194 million at December 31, 2024 to $604 million from $410 million at December 31, 2023.

	December 31,	
	2024	2023
	(dollars in millions)	
Total nonaccrual loans (1)	$ 476	$ 273
Loans past due 90 days or more on accrual status (2)	—	42
Accruing restructured loans	$ 128	95
Total nonperforming loans	604	410
Other assets acquired through foreclosure, net	$ 52	$ 8
Nonaccrual loans to funded loans HFI	0.89 %	0.54 %
Loans past due 90 days or more on accrual status to funded loans HFI (2)	—	0.08

(1) Includes loan modifications to borrowers experiencing financial difficulty of $169 million and $111 million at December 31, 2024 and 2023, respectively.

(2) Excludes government guaranteed residential mortgage loans of $326 million and $399 million at December 31, 2024 and 2023, respectively.

Interest income that would have been recorded under the original terms of nonaccrual loans was $24.5 million, $12.3 million, and $4.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The composition of nonaccrual loans HFI by loan portfolio segment were as follows:

	December 31, 2024		
	Nonaccrual Balance	Percent of Nonaccrual Balance	Percent of Total Loans HFI
	(dollars in millions)		
Municipal & nonprofit	$ 5	1.0 %	0.01 %
Tech & innovation	60	12.6	0.11
Equity fund resources	1	0.2	0.00
Other commercial and industrial	17	3.6	0.03
CRE - owner occupied	5	1.0	0.01
Other CRE - non-owner occupied	243	51.1	0.45
Residential	88	18.5	0.17
Construction and land development	56	11.8	0.11
Other	1	0.2	0.00
Total non-accrual loans	$ 476	100.0 %	0.89 %

	December 31, 2023		
	Nonaccrual Balance	Percent of Nonaccrual Balance	Percent of Total Loans HFI
	(dollars in millions)		
Municipal & nonprofit	$ 6	2.2 %	0.01 %
Tech & innovation	33	12.1	0.06
Other commercial and industrial	53	19.4	0.11
CRE - owner occupied	9	3.3	0.02
Other CRE - non-owner occupied	83	30.4	0.16
Residential	70	25.6	0.14
Construction and land development	19	7.0	0.04
Total non-accrual loans	$ 273	100.0 %	0.54 %

Restructurings for Borrowers Experiencing Financial Difficulty

The following tables present the amortized cost of loans HFI that were modified during the period by loan portfolio segment:

	Amortized Cost Basis at December 31, 2024					
	Payment Delay and Term Extension	Term Extension	Interest Rate Reduction	Payment Delay	Total	% of Total Class of Financing Receivable
Year Ended	*(dollars in millions)*					
Tech & innovation	$ —	$ 5	$ 1	$ 41	$ 47	1.4 %
Other commercial and industrial	—	7	—	86	93	1.0
Other CRE - non-owner occupied	—	46	—	111	157	2.5
Total	$ —	$ 58	$ 1	$ 238	$ 297	0.6 %

	Amortized Cost Basis at December 31, 2023					
	Payment Delay and Term Extension	Term Extension	Interest Rate Reduction	Payment Delay	Total	% of Total Class of Financing Receivable
Year Ended	*(dollars in millions)*					
Tech & innovation	$ 1	$ 6	$ —	$ 8	$ 15	0.5 %
Other commercial and industrial	—	23	—	8	31	0.4
CRE - owner occupied	—	3	—	—	3	0.2
Hotel franchise finance	—	37	—	—	37	1.0
Other CRE - non-owner occupied	—	119	—	—	119	2.0
Residential	—	—	—	1	1	0.0
Total	$ 1	$ 188	$ —	$ 17	$ 206	0.4 %

The performance of these modified loans is monitored for 12 months following the modification. As of December 31, 2024, modified loans of $128 million were current with contractual payments and $169 million were on nonaccrual status. As of December 31, 2023, modified loans of $95 million were current with contractual payments and $111 million were on nonaccrual status.

In the normal course of business, the Company also modifies EBO loans, which are delinquent FHA, VA, or USDA insured or guaranteed loans repurchased under the terms of the GNMA MBS program and can be repooled or resold when loans are brought current either through the borrower's reperformance or completion of a loan modification. During the years ended December 31, 2024 and 2023, the Company completed modifications of EBO loans with an amortized cost of $366 million and $225 million, respectively. These modifications were largely payment delays and term extensions. Certain of these loans were repooled or resold after modification and are no longer included in the pool of loan modifications being monitored for future performance. As of December 31, 2024, modified EBO loans consisted of $29 million in loans that were current to 89 days delinquent and $11 million in loans 90 days or more delinquent. As of December 31, 2023, modified EBO loans consisted of $26 million in loans that were current to 89 days delinquent and $12 million in loans 90 days or more delinquent.

Allowance for Credit Losses on Loans HFI

The ACL consists of an ACL on loans and on unfunded loan commitments. The ACL on AFS and HTM securities is estimated separately from loans and is discussed within the Investment Securities section.

The following table summarizes the allocation of the ACL on loans HFI by loan portfolio segment:

	December 31, 2024			December 31, 2023		
	Allowance for credit losses	**Percent of total allowance for credit losses**	**Percent of loan type to total loans HFI**	Allowance for credit losses	Percent of total allowance for credit losses	Percent of loan type to total loans HFI
	(dollars in millions)					
Warehouse lending	$ 6.4	1.7 %	15.3 %	$ 5.8	1.7 %	13.2 %
Municipal & nonprofit	14.7	3.9	3.0	14.7	4.4	3.1
Tech & innovation	55.9	15.0	6.3	42.1	12.5	5.6
Equity fund resources	1.6	0.4	1.7	1.3	0.4	1.7
Other commercial and industrial	77.8	20.8	17.1	81.4	24.2	14.8
CRE - owner occupied	3.4	0.9	3.1	6.0	1.8	3.3
Hotel franchise finance	35.3	9.4	7.1	33.4	9.9	7.6
Other CRE - non-owner occupied	134.4	36.0	11.8	96.0	28.5	11.9
Residential	19.7	5.3	24.1	23.1	6.9	26.4
Residential - EBO	—	—	1.8	—	—	2.4
Construction and land development	21.3	5.7	8.4	30.4	9.0	9.6
Other	3.3	0.9	0.3	2.5	0.7	0.4
Total	$ 373.8	100.0 %	100.0 %	$ 336.7	100.0 %	100.0 %

During the years ended December 31, 2024 and 2023, net loan charge-offs to average loans outstanding were 0.18% and 0.06%, respectively.

In addition to the ACL on funded loans HFI, the Company maintains a separate ACL related to off-balance sheet credit exposures, including unfunded loan commitments. This allowance balance totaled $39.5 million and $31.6 million at December 31, 2024 and 2023, respectively, and is included in Other liabilities on the Consolidated Balance Sheet. The increase in the ACL related to off-balance sheet credit exposures is due to higher unfunded loan commitments at December 31, 2024 compared to December 31, 2023.

Problem Loans

The Company classifies loans consistent with federal banking regulations using a nine category grading system. These loan grades are described in further detail in "Item 1. Business" of this Form 10-K. The following table presents information regarding potential and actual problem loans, consisting of loans graded as Special Mention, Substandard, Doubtful, and Loss, but which are still performing:

| | December 31, 2024 | | | |
	Number of Loans	Problem Loan Balance	Percent of Problem Loan Balance	Percent of Total Loans HFI
		(dollars in millions)		
Municipal & nonprofit	2	$ 18	3.7 %	0.03 %
Other commercial and industrial	89	121	24.8	0.23
CRE - owner occupied	9	7	1.4	0.01
Hotel franchise finance	8	112	22.9	0.21
Other CRE - non-owner occupied	9	136	27.8	0.25
Residential	169	92	18.8	0.17
Other	33	3	0.6	0.01
Total	319	$ 489	100.0 %	0.91 %

| | December 31, 2023 | | | |
	Number of Loans	Problem Loan Balance	Percent of Problem Loan Balance	Percent of Total Loans HFI
		(dollars in millions)		
Warehouse lending	1	$ 26	3.6 %	0.05 %
Municipal & nonprofit	2	18	2.5	0.04
Tech & innovation	14	49	6.8	0.10
Other commercial and industrial	50	95	13.2	0.19
CRE - owner occupied	9	3	0.4	0.01
Hotel franchise finance	9	203	28.3	0.40
Other CRE - non-owner occupied	15	251	35.0	0.50
Residential	143	72	10.0	0.14
Construction and land development	1	1	0.1	0.00
Other	20	1	0.1	0.00
Total	264	$ 719	100.0 %	1.43 %

Mortgage Servicing Rights

The fair value of the Company's MSRs related to residential mortgage loans totaled $1.1 billion as of December 31, 2024 and 2023.

The following is a summary of the UPB of loans underlying the Company's MSR portfolio by type:

	December 31,	
	2024	2023
	(in millions)	
FNMA and FHLMC	$ 42,908	$ 46,840
GNMA	14,980	19,848
Non-agency	3,201	1,959
Total unpaid principal balance of loans	$ 61,089	$ 68,647

Other Assets Acquired through Foreclosure

Other assets acquired through foreclosure consist primarily of properties acquired as a result of, or in-lieu-of, foreclosure and at December 31, 2024 and 2023, totaled $52 million and $8 million, respectively, net of a valuation allowance of $5 million and $4 million, respectively. The increase in other assets acquired through foreclosure compared to 2023 was due to the Company taking possession of an office property.

The majority of the repossessed asset balance at December 31, 2024 related to a single office property. The Company held five properties at December 31, 2024 and 2023.

Goodwill and Other Intangible Assets

Goodwill represents the excess consideration paid for net assets acquired in a business combination over their fair value. Goodwill and other intangible assets acquired in a business combination that are determined to have an indefinite useful life are not subject to amortization, but are subsequently evaluated for impairment at least annually. The Company has goodwill and intangible assets totaling $659 million and $669 million as of December 31, 2024 and 2023, respectively.

The Company performs its annual goodwill and intangibles impairment tests as of October 1 each year, or more often if events or circumstances indicate the carrying value may not be recoverable. During the year ended December 31, 2024, there were no events or circumstances that indicated an interim impairment test of goodwill or other intangible assets was necessary. During the year ended December 31, 2023, due to the industry disruption from the bank failures in early 2023, the Company performed an interim Step 0 goodwill impairment assessment as of each interim quarter end date, and it was determined that it was more likely than not the fair value of the Company and its reporting units exceeded their respective carrying values.

For the Company's annual goodwill impairment test as of October 1, 2024 and 2023, the Company elected to perform a Step 1 goodwill impairment test for all reporting units. Based on the analyses performed, the Company determined the fair value of the Company and its reporting units exceeded their respective carrying values and therefore, no goodwill impairment was recorded during the years ended December 31, 2024 and 2023.

The following is a summary of acquired intangible assets:

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Subject to amortization						
Core deposits	$ 14	$ 13	$ 1	$ 14	$ 12	$ 2
Correspondent customer relationships	76	14	62	76	10	66
Customer relationships	18	9	9	18	6	12
Developed technology	4	2	2	4	2	2
Operating licenses	56	6	50	56	4	52
Trade names	10	2	8	10	2	8
	$ 178	$ 46	$ 132	$ 178	$ 36	$ 142

Deferred Tax Assets

As of December 31, 2024, the net DTA balance totaled $281 million, a decrease from $287 million as of December 31, 2023. The Company had no deferred tax valuation allowance as of December 31, 2024 and 2023.

Bank Owned Life Insurance

The carrying value of BOLI totaled $1.0 billion as of December 31, 2024, an increase of $825 million from $186 million as of December 31, 2023. BOLI is used as a tax efficient method to help offset employee benefit costs. The increase in BOLI from December 31, 2023 is attributable to the purchase of a new BOLI policy during the year. The earnings from the new BOLI policy are linked to the performance of a pool of highly rated (AA or better) CLO securities, secured by a stable value wrap that provides a level of stability to the investment performance of the underlying CLO portfolio.

Deposits

Deposits are the primary source for funding the Company's asset growth. Total deposits increased to $66.3 billion at December 31, 2024 from $55.3 billion at December 31, 2023, an increase of $11.0 billion, or 19.9%. By deposit type, the increase in deposits is attributable to increases in savings and money market accounts of $6.4 billion and non-interest-bearing demand deposits of $4.3 billion.

WAB is a participant in the IntraFi Network, a network that offers deposit placement services such as CDARS and ICS, which offer products that qualify large deposits for FDIC insurance. At December 31, 2024, the Company had $14.0 billion of these reciprocal deposits, compared to $13.3 billion at December 31, 2023. At December 31, 2024 and 2023, the Company also had wholesale brokered deposits of $6.9 billion and $6.6 billion, respectively.

In addition, deposits for which the Company provides account holders with earnings credits or referral fees totaled $20.7 billion and $17.8 billion at December 31, 2024 and 2023, respectively. Costs related to these deposits are primarily reported as Deposit costs in non-interest expense. Deposit costs included $668.7 million and $422.5 million in deposit related costs on these deposits during the years ended December 31, 2024 and 2023, respectively. The increase in these costs from the prior year is due to an increase in earnings credit rates as well as an increase in average deposit balances eligible for earnings credits or referral fees.

The average balances and weighted average rates paid on deposits are presented below:

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(dollars in millions)					
Interest bearing demand accounts	$ 16,155	2.98 %	$ 12,422	2.83 %	$ 8,331	0.95 %
Savings and money market accounts	17,462	3.49	14,903	2.87	18,518	0.86
Certificates of deposit	10,085	5.05	7,945	4.56	2,772	1.40
Total interest bearing deposits	43,702	3.66	35,270	3.24	29,621	0.93
Non-interest bearing deposits	22,017	—	18,293	—	24,133	—
Total deposits	$ 65,719	2.43 %	$ 53,563	2.13 %	$ 53,754	0.51 %

At December 31, 2024 and 2023, the Company had total uninsured deposits of $17.6 billion and $15.2 billion, respectively. Total U.S. time deposits in excess of the FDIC insurance limit were $1.2 billion and $1.0 billion at December 31, 2024 and 2023, respectively.

Uninsured deposit information is estimated using the same methodologies utilized for regulatory reporting, where applicable. Specific to uninsured time deposits, the Company made certain assumptions to estimate uninsured amounts by maturity. At the account level, deposit insurance was assumed to apply first to non-time deposits, then any remaining insurance amounts were applied to maturity groupings on a pro-rata basis, based on the depositor's total amount of time deposits.

The table below discloses the remaining maturity for estimated uninsured time deposits as of December 31, 2024:

		(in millions)
3 months or less	$	619
3 to 6 months		517
6 to 12 months		427
Over 12 months		16
Total	$	1,579

Other Borrowings

Short-Term Borrowings

The Company utilizes short-term borrowed funds to support short-term liquidity needs. The majority of these short-term borrowed funds consist of advances from the FHLB, repurchase agreements, and federal funds purchased from correspondent banks or the FHLB. The Company's borrowing capacity with the FHLB is determined based on collateral pledged, generally consisting of securities and loans. In addition, the Company has repurchase facilities, collateralized by securities or loans sold under agreements to repurchase, which are reflected at the amount of cash received in connection with the transaction, and may require additional collateral based on the fair value of the underlying assets. Total short-term borrowings decreased by $3.6 billion to $3.2 billion at December 31, 2024 from $6.8 billion at December 31, 2023. The decrease was driven by decreases in short-term FHLB advances of $3.1 billion, repurchase agreements of $368 million, and federal funds purchased of $175 million.

Long-Term Borrowings

The Company's long-term borrowings consist of long-term FHLB borrowings and credit linked notes, inclusive of issuance costs. At December 31, 2024, the carrying value of long-term borrowings totaled $2.4 billion, compared to $446 million at December 31, 2023. The increase in long-term borrowings of $2.0 billion was driven by long-term FHLB advances entered into during 2024.

Qualifying Debt

Qualifying debt consists of subordinated debt and junior subordinated debt, inclusive of issuance costs and fair market value adjustments. At December 31, 2024, the carrying value of qualifying debt was $899 million, compared to $895 million at December 31, 2023.

Capital Resources

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could trigger certain mandatory or discretionary actions that, if undertaken, could have a direct material effect on the Company's business and financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items (discussed in "Note 18. Commitments and Contingencies" in Item 8 of this Form 10-K) as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As permitted by the regulatory capital rules, the Company elected the CECL transition option that delayed the estimated impact on regulatory capital resulting from the adoption of CECL over a five-year transition period ending December 31, 2024. Accordingly, capital ratios and amounts in 2024 include a 25% capital benefit that resulted from the increased ACL related to the adoption of ASC 326, compared to a 50% capital benefit for 2023.

As of December 31, 2024 and 2023, the Company and the Bank exceeded the capital levels necessary to be classified as well-capitalized, as defined by the various banking agencies. The actual capital amounts and ratios for the Company and the Bank are presented in the following tables:

	Total Capital		Tier 1 Capital		Risk-Weighted Assets		Tangible Average Assets		Total Capital Ratio	Tier 1 Capital Ratio	Tier 1 Leverage Ratio	Common Equity Tier 1
					(dollars in millions)							
December 31, 2024												
WAL	$	7,922	$	6,687	$	56,019	$	82,691	14.1 %	11.9 %	8.1 %	11.3 %
WAB		7,444		6,803		55,983		82,562	13.3	12.2	8.2	12.2
Well-capitalized ratios									10.0	8.0	5.0	6.5
Minimum capital ratios									8.0	6.0	4.0	4.5
December 31, 2023												
WAL	$	7,201	$	6,035	$	52,517	$	70,295	13.7 %	11.5 %	8.6 %	10.8 %
WAB		6,802		6,229		52,508		70,347	13.0	11.9	8.9	11.9
Well-capitalized ratios									10.0	8.0	5.0	6.5
Minimum capital ratios									8.0	6.0	4.0	4.5

The Company and the Bank are also subject to liquidity and other regulatory requirements as administered by the federal banking agencies. These agencies have broad powers and at their discretion, could limit or prohibit the Company's payment of dividends, payment of certain debt service and issuance of capital stock and debt as they deem appropriate and as such, actions by the agencies could have a direct material effect on the Company's business and financial statements.

The Company is also required to maintain specified levels of capital to remain in good standing with certain federal government agencies, including FNMA, FHLMC, GNMA, and HUD. These capital requirements are generally tied to the unpaid balances of loans included in the Company's servicing portfolio or loan production volume. Noncompliance with these capital requirements can result in various remedial actions up to, and including, removing the Company's ability to sell loans to and service loans on behalf of the respective agency. The Company believes it is in compliance with these requirements as of December 31, 2024.

Critical Accounting Estimates

The Notes to the Consolidated Financial Statements contain a discussion of the Company's significant accounting policies, including information regarding recently issued accounting pronouncements, adoption of such policies, and the related impact of their adoption. The Company believes certain of these policies, along with various estimates it is required to make in recording its financial transactions, are important to have a complete understanding of the Company's financial position. In addition, these estimates require management to make complex and subjective judgments, many of which include matters with a high degree of uncertainty. The following is a summary of these critical accounting policies and significant estimates.

Allowance for credit losses

The ACL guidance requires an organization to measure all expected credit losses for financial assets held at the reporting date, including off-balance sheet credit exposures, based on historical experience, current conditions, and reasonable and supportable forecasts. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the ACL and credit loss expense in those future periods. The allowance level is influenced by loan volumes and mix, average remaining maturities, loan performance metrics, asset quality characteristics, delinquency status, historical credit loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. During the year ended December 31, 2024, the allowance level was most impacted by the level of net charge-offs and CRE market conditions, which resulted in recognition of a provision for credit losses of $145.9 million. Changes to the assumptions in the model in future periods could have a material impact on the Company's Consolidated Financial Statements. See "Note 1. Summary of Significant Accounting Policies" in Item 8 of this Form 10-K for a detailed discussion of the Company's methodologies for estimating expected credit losses.

Fair value of financial instruments

The Company uses fair value measurements to recognize certain financial instruments at fair value. The Company holds financial instruments that are recorded at fair value and require management to make significant judgments in estimating the fair value of these financial instruments. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are actively traded and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate the fair value of these financial instruments. The fair value of MSRs is determined using a discounted cash flow model based on certain unobservable inputs. Assumptions used to value the Company's MSRs represent management's best estimate of assumptions market participants would use to value this asset and may require significant judgment. The primary risk of material changes to the value of the MSRs resides in the potential volatility and judgment in the assumptions used, specifically prepayment speeds and option adjusted spreads. Hypothetical changes in the value of MSRs based on assumed immediate changes in certain inputs are disclosed in "Note 5. Mortgage Servicing Rights" in Item 8 of this Form 10-K.

Income taxes

The Company's income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. The Company is subject to federal and state income taxes in the United States. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating the Company's ability to recover its DTAs in the jurisdictions from which they arise, all available positive and negative evidence is considered, including scheduled reversals of deferred tax liabilities, tax planning strategies, projected future taxable income, and recent operating results. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates used to manage the underlying business.

Liquidity

Liquidity is the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet the needs and accommodate fluctuations in asset and liability levels due to changes in the Company's business operations or unanticipated events.

The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors, and regulators. The Company's liquidity, represented by cash and amounts due from banks, loans HFS, and non-pledged marketable securities, is a result of the Company's operating, investing, and financing activities and related cash flows. The Company actively monitors and manages liquidity, and no less than quarterly will estimate probable liquidity needs on a 12-month horizon. Liquidity needs can also be met through short-term borrowings or the disposition of short-term assets.

The Company has borrowing capacity with the FHLB and FRB from pledged loans and securities and warehouse borrowing lines of credit. The borrowing capacity, outstanding borrowings, and available credit as of December 31, 2024 are presented in the following table:

		(in millions)
FHLB:		
Borrowing capacity	$	14,542
Outstanding borrowings		5,100
Letters of credit		718
Total available credit	$	8,724
FRB:		
Borrowing capacity	$	12,375
Outstanding borrowings		—
Total available credit	$	12,375
Warehouse borrowings:		
Borrowing capacity	$	2,250
Outstanding borrowings		—
Total available credit	$	2,250

In addition to the funding sources above, the Company may utilize securities repurchase agreements and unsecured federal funds lines to meet its liquidity requirements. The following table presents the outstanding balance on the Company's unsecured federal funds lines of credit as of December 31, 2024:

	Outstanding Balance
	(in millions)
Unsecured fed funds credit lines at correspondent banks	$ —

The Company also plans for potential funding needs related to operating expenses, which in some cases involve contracts that contain penalties for early termination. Further, the Company has entered into certain letters of credit or other commitments to extend credit to customers of the Bank.

The following table sets forth the Company's significant contractual obligations as of December 31, 2024:

	Payments Due by Period								
		Total		Less Than 1 Year		1-3 Years		3-5 Years	After 5 Years
					(in millions)				
Time deposit maturities	$	10,409	$	9,861	$	545	$	3	$ —
Qualifying debt		907		—		—		—	907
Other borrowings		5,585		3,178		2,051		47	309
Operating lease obligations		175		32		58		52	33
Total	$	17,076	$	13,071	$	2,654	$	102	$ 1,249

Off-balance sheet commitments associated with outstanding letters of credit, commitments to extend credit, and credit card guarantees as of December 31, 2024 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

| | | Amount of Commitment Expiration per Period | | | |
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(in millions)		
Commitments to extend credit	$ 13,546	$ 3,298	$ 5,465	$ 2,279	$ 2,504
Credit card commitments and financial guarantees	585	585	—	—	—
Letters of credit	437	179	29	137	92
Total	$ 14,568	$ 4,062	$ 5,494	$ 2,416	$ 2,596

The following table sets forth certain information regarding short-term borrowings:

| | December 31, | | |
	2024	2023	2022
	(dollars in millions)		
Repurchase Agreements:			
Maximum month-end balance	$ 205	$ 2,614	$ 523
Balance at end of year	14	6	27
Average balance	15	1,076	76
Federal Funds Purchased			
Maximum month-end balance	210	745	1,860
Balance at end of year	—	175	640
Average balance	17	127	568
FHLB Advances:			
Maximum month-end balance	6,300	11,000	6,000
Balance at end of year	3,100	6,200	4,300
Average balance	3,375	3,732	2,526
FRB Advances:			
Maximum month-end balance	—	1,300	—
Balance at end of year	—	—	—
Average balance	—	1,962	—
Warehouse borrowings:			
Maximum month-end balance	416	2,101	160
Balance at end of year	—	376	—
Average balance	372	855	201
Total Short-Term Borrowed Funds	$ 3,114	$ 6,757	$ 4,967
Weighted average interest rate at end of year	4.75 %	5.72 %	4.64 %
Weighted average interest rate during year	5.60	5.58	2.28

The Company has also committed to irrevocably and unconditionally guarantee the payments or distributions with respect to the holders of preferred securities of the Company's eight statutory business trusts to the extent the trusts have not made such payments or distributions, including: 1) accrued and unpaid distributions; 2) the redemption price; and 3) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. The Company does not believe these off-balance sheet arrangements have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. However, there can be no assurance such arrangements will not have a future effect.

The Company has a formal liquidity policy and, in the opinion of management, its liquid assets are considered adequate to meet financial obligations and support client activity during normal and stressed operating conditions. At December 31, 2024, the Company held $15.9 billion in liquid assets, comprised of $3.3 billion in cash on deposit at the FRB and $12.6 billion in liquid securities not currently used as collateral for borrowings or other purposes.

The Parent maintains liquidity that would be sufficient to fund its operations and certain non-bank affiliate operations for an extended period should funding from normal sources be disrupted. In the Company's analysis of Parent liquidity, it is assumed the Parent is unable to generate funds from additional debt or equity issuances, receives no dividend income from subsidiaries and does not pay dividends to stockholders, while continuing to make non-discretionary payments needed to maintain operations and repayment of contractual principal and interest payments owed by the Parent and affiliated companies. Under this scenario, the amount of time the Parent and its non-bank subsidiary can operate and meet all obligations before the current liquid assets are exhausted is considered as part of the Parent liquidity analysis. Management believes the Parent maintains adequate liquidity capacity to operate without additional funding from new sources for over twelve months.

WAB maintains sufficient funding capacity to address large increases in funding requirements, such as deposit outflows. This capacity is comprised of liquidity derived from a reduction in asset levels and various secured funding sources. On a long-term basis, the Company's liquidity will be met by changing the relative distribution of its asset portfolios (for example, by reducing investment or loan volumes, or selling or encumbering assets). Further, the Company can increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from correspondent banks, the FHLB of San Francisco, and the FRB. At December 31, 2024, the Company's long-term liquidity needs primarily relate to funds required to support loan originations, commitments, and deposit withdrawals, which can be met by cash flows from investment payments and maturities, and investment sales, if necessary.

The Company's liquidity is comprised of three primary classifications: 1) cash flows used in operating activities; 2) cash flows used in investing activities; and 3) cash flows provided by financing activities. Net cash provided by or used in operating activities consists primarily of net income, adjusted for changes in certain other asset and liability accounts and certain non-cash income and expense items, such as the provision for credit losses, investment and other amortization and depreciation. For the years ended December 31, 2024, 2023, and 2022, net cash (used in) provided by operating activities totaled $(2.7) billion, $(329) million, and $2.2 billion, respectively. The change in operating activities in 2024 was primarily driven by increased AmeriHome mortgage activity.

The Company's primary investing activities are the origination of real estate and commercial loans, the collection of repayments of these loans, and the purchase and sale of securities. The Company's net cash used in investing activities has been primarily influenced by its loan and securities activities. During the year ended December 31, 2024, the Company's cash balance decreased by $3.8 billion as a result of a net increase in loans, compared to an increase in cash of $1.1 billion during the year ended December 31, 2023 primarily from a net decrease in loans. The increase in 2024 was mostly driven by increases in C&I loans as the Company grew its loan portfolio. A net increase in investment securities of $2.0 billion and $3.7 billion for the years ended December 31, 2024 and 2023, respectively, reduced the Company's cash balances during the years ended December 31, 2024 and 2023.

Net cash provided by financing activities has been impacted significantly by deposit levels. During the years ended December 31, 2024, 2023, and 2022, net deposits increased $11.0 billion, $1.7 billion, and $6.0 billion, respectively. The increase was primarily driven by increases in savings and money market and non-interest-bearing deposits.

Fluctuations in core deposit levels may increase the Company's need for liquidity as certificates of deposit mature or are withdrawn before maturity, and as non-maturity deposits, such as checking and savings account balances, are withdrawn. Additionally, the Company is exposed to the risk that customers with large deposit balances will withdraw all or a portion of such deposits, due in part to the FDIC limitations on the amount of insurance coverage provided to depositors. To mitigate the uninsured deposit risk, the Company participates in the CDARS and ICS programs, which allow an individual customer to invest up to $50 million and $265 million, respectively, through one participating financial institution or, a combined total of $315 million per individual customer, with the entire amount being covered by FDIC insurance. As of December 31, 2024, the Company had $1.7 billion of CDARS and $10.1 billion of ICS deposits.

As of December 31, 2024, the Company had $6.9 billion of wholesale brokered deposits outstanding. Brokered deposits are generally considered to be deposits that have been received from a third party who is engaged in the business of placing deposits on behalf of others. A traditional deposit broker will direct deposits to the banking institution offering the highest interest rate available. Federal banking laws and regulations place restrictions on depository institutions regarding brokered deposits because of the general concern that these deposits are not relationship based and are at a greater risk of being withdrawn and placed on deposit at another institution offering a higher interest rate, thus posing liquidity risk for institutions that gather brokered deposits in significant amounts.

Federal and state banking regulations place certain restrictions on dividends paid. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank. Dividends paid by WAB to the Parent would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. During the year ended December 31, 2024, WAB paid dividends to the Parent of $240.0 million. Subsequent to December 31, 2024, WAB paid dividends to the Parent of $60.0 million.

Recent accounting pronouncements

See "Note 1. Summary of Significant Accounting Policies," in Item 8 of this Form 10-K for information on recent and recently adopted accounting pronouncements and their expected impact, if any, on the Company's Consolidated Financial Statements.

SUPERVISION AND REGULATION

WAL, WAB, and certain of its non-depository subsidiaries are subject to comprehensive regulation under federal and state laws. The regulatory framework applicable to bank holding companies and their subsidiary banks is intended to protect depositors, the DIF, and the U.S. banking system as a whole. This system is not designed to protect equity investors in bank holding companies such as WAL.

Set forth below is a summary of the significant laws and regulations applicable to WAL and its subsidiaries. The description that follows is qualified in its entirety by reference to the full text of the statutes, regulations, and policies that are described. Such statutes, regulations, and policies are subject to ongoing review by Congress and state legislatures and federal and state regulatory agencies, and we expect that the new presidential administration will seek to implement a regulatory reform agenda that is significantly different than the former administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. For example, on January 20, 2025, President Trump issued a presidential memorandum titled "Regulatory Freeze Pending Review" that directs federal agencies to (1) not propose or issue any rules until they are reviewed and approved by a department or agency head appointed by President Trump, (2) immediately withdraw any unpublished rules to allow for the review by a department or agency head as described above, and (3) consider postponing for 60 days from the date of the executive order the effective date for any rules that have been published in the Federal Register, or any rules that have been issued but have not taken effect, to allow for review of any questions of fact, law or policy. A change in any of the statutes, regulations, or regulatory policies applicable to WAL and its subsidiaries could have a material effect on the results of the Company.

Overview

WAL is a separate and distinct legal entity from WAB and its other subsidiaries. As a registered bank holding company, WAL is subject to inspection, examination, and supervision by the FRB, and is regulated under the BHCA. WAL is also under the jurisdiction of the SEC and is subject to the disclosure and other regulatory requirements of the Securities Act of 1933, as amended, and the Exchange Act, as administered by the SEC. The Company's common stock is listed on the NYSE under the trading symbol "WAL" and the Company is subject to the rules of the NYSE for listed companies. The Company is a financial institution holding company within the meaning of Arizona law. WAL provides a full spectrum of deposit, lending, treasury management, and online banking products and services through WAB, its wholly-owned banking subsidiary. WAB is an Arizona chartered bank and a member of the Federal Reserve System. WAB operates the following full-service banking divisions: ABA, BON, Bridge, FIB, and TPB. WAB is subject to the supervision of, and to regular examination by, the Arizona Department of Financial Institutions, the FRB as its primary federal regulator, and the FDIC as its deposit insurer. WAB's deposits are insured by the FDIC up to the applicable deposit insurance limits in accordance with FDIC laws and regulations. The Company also serves business customers through a national platform of specialized financial services.

WAL and WAB are also supervised by the CFPB for compliance with federal consumer financial protection laws. The Company's non-depository subsidiaries are subject to federal and state laws and regulations, including regulations of the FRB and with respect to WATC, the OCC.

Supervision, Regulation and Licensing of AmeriHome

AmeriHome is a residential mortgage producer and servicer that operates in a heavily regulated industry. In addition to supervision by the federal banking agencies with primary jurisdiction over WAL and WAB, AmeriHome is subject to the rules, regulations and oversight of certain federal, state and local governmental authorities, including the CFPB, HUD, and GNMA, and government-sponsored enterprises in the mortgage industry such as FHLMC and FNMA.

Further, AmeriHome must comply with a large number of federal consumer protection laws and regulations including, among others:

- the Real Estate Settlement Procedures Act and Regulation X, which require lenders, mortgage brokers, or servicers to provide borrowers with pertinent and timely disclosures regarding the nature and costs of the settlement process and prohibit specific practices related thereto;
- the Truth in Lending Act and Regulation Z, which require disclosures and timely information on the nature and costs of the residential mortgages and the real estate settlement process;

- the Secure and Fair Enforcement for Mortgage Licensing Act, which applies to businesses and individuals engaging in the residential mortgage loan business;

- the Dodd-Frank Act, the Fair Debt Collection Practices Act, the Federal Trade Commission Act, and the rules and regulations of the FTC and CFPB that prohibit unfair, abusive or deceptive acts or practices;

- the Fair Credit Reporting Act (as amended by the Fair and Accurate Credit Transactions Act) and Regulation V, which address the accuracy, fairness, and privacy of information in the files of consumer reporting agencies; and

- the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Homeowners Protection Act, and the Home Mortgage Disclosure Act and Regulation C, which generally disallow discrimination on a prohibited basis, provide applicants and borrowers rights with respect to credit decisioning and the residential mortgage process, and require disclosures and impose obligations on financial businesses conducting residential lending and mortgage servicing.

The CFPB as well as the FTC have rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, and their rulemaking and regulatory agendas relating to the residential mortgage industry continues to evolve. In particular, as part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties.

AmeriHome is also subject to state and local laws, rules and regulations and oversight by various state agencies that license and oversee consumer protection, loan servicing, origination and collection activities of mortgage industry participants. Despite the fact that AmeriHome is the operating subsidiary of a depository institution, it must comply with regulatory and licensing requirements in certain states in order to conduct its business, and does (and will continue to) incur significant costs to comply with these requirements. These laws, rules and regulations may change as statutes and regulations are enacted, promulgated, amended, interpreted and enforced.

Supervision and Regulation of WATC

WATC is an OCC-chartered, non-depository national trust bank. WATC offers levered loan facility administration, loan administration, and securities custody products. As a national trust bank, the ability of WATC to engage in fiduciary activities is governed by federal law at 12 U.S.C. § 92a and the OCC regulations at 12 C.F.R. Part 9, as well as certain state laws to the extent not preempted by federal law and regulation. WATC may engage in any of the enumerated activities or roles permitted for national trust banks listed in federal statutes and regulations as well as any other capacity that the OCC authorizes pursuant to federal law. As a non-depository national trust bank, WATC may not accept deposits and does not maintain FDIC deposit insurance.

The OCC has primary supervisory and regulatory authority over the operations of WATC. As part of this authority, WATC is required to file periodic reports with the OCC and is subject to supervision and periodic examination by the OCC. To support its supervisory function, the OCC has the authority to assess and charge fees on all national banks, including non-depository national trust banks like WATC.

Bank Holding Company Regulation

WAL is a bank holding company as defined under the BHCA. The BHCA generally limits the business of bank holding companies to banking, managing or controlling banks, and other activities that the FRB has determined to be so closely related to banking as to be a proper incident thereto. Business activities that have been determined to be related to banking and are therefore appropriate for bank holding companies and their affiliates to engage in, include securities brokerage services, investment advisory services, fiduciary services, and certain management advisory and data processing services, among others. Bank holding companies that have elected to become financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity that is either: (i) financial in nature or incidental to such financial activity (as determined by the FRB in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity, and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the FRB). Activities that are financial in nature include securities underwriting and dealing, insurance underwriting, and making merchant banking investments.

Mergers and Acquisitions

The BHCA, the Bank Merger Act, and other federal and state statutes regulate the direct and indirect acquisition of depository institutions. The BHCA requires prior FRB approval for a bank holding company to acquire, directly or indirectly, 5% or more of any class of voting securities of a commercial bank or its parent holding company and for a company, other than a bank holding company, to acquire 25% or more of any class of voting securities of a bank or bank holding company. In April 2020, the Federal Reserve adopted a final rule codifying the presumptions used in determinations of whether a company has the ability to exercise a controlling influence over another company for purposes of the BHCA, and providing greater transparency on the types of relationships the Federal Reserve generally views as supporting a determination of control. Under the Change in Bank Control Act, any person, including a company, may not acquire, directly or indirectly, control of a bank without providing 60 days' prior notice and receiving a non-objection from the appropriate federal banking agency.

Under the Bank Merger Act, the prior approval of the appropriate federal banking agency is required for insured depository institutions to merge or enter into purchase and assumption transactions. In reviewing applications seeking approval of merger and purchase and assumption transactions, the federal banking agencies will consider, among other things, the competitive effects and public benefits of the transactions, the capital position of the combined banking organization, the applicant's performance record under the CRA, and the effectiveness of the subject organizations in combating money laundering activities. For further information relating to the CRA, see the section titled "Community Reinvestment Act and Fair Lending Laws." In September 2024, the OCC and the FDIC finalized a new Policy Statement Regarding Statutory Factors Under the Bank Merger Act and a new FDIC Statement of Policy on Bank Merger Transactions, respectively. These new policy statements outline factors that the OCC and the FDIC will consider when evaluating a proposed bank merger transaction. The FRB did not release a new merger policy statement. Also in September 2024, the DOJ withdrew its 1995 Bank Merger Guidelines and announced that it will instead evaluate the competitive impact of bank mergers using its 2023 Merger Guidelines that apply across all industries. Compared to the 1995 Bank Merger Guidelines, the 2023 Merger Guidelines set forth more stringent market concentration limits and add several largely qualitative bases on which the DOJ may challenge a merger.

Under Section 6-142 of the Arizona Revised Statutes, no person may acquire control of a company that controls an Arizona bank without the prior approval of the Arizona Superintendent of Financial Institutions, or Arizona Superintendent. A person who has the power to vote 15% or more of the voting stock of a controlling company is presumed to control the company.

Enhanced Prudential Standards

Section 165 of the Dodd-Frank Act imposes enhanced prudential standards on larger banking organizations, with certain of these standards applicable to banking organizations over $10 billion, including WAL and WAB.

As a result of passage of the EGRRCPA, bank holding companies with less than $100 billion in assets are exempt from the enhanced prudential standards imposed under Section 165 of the Dodd-Frank Act (including, but not limited to, the resolution planning and enhanced liquidity and risk management requirements therein). Notwithstanding these changes, the capital planning and risk management practices of WAL and WAB will continue to be reviewed through the regular supervisory processes of the FRB. Further, in connection with the FRB's rules implementing the enhanced prudential standards required by Dodd-Frank (and as subsequently modified by application of the EGRRCPA's higher consolidated asset thresholds for bank holding companies), the Company has established a risk committee of the BOD to manage enterprise-wide risk and has retained its separate risk committee of independent directors.

Volcker Rule

Section 619 of the Dodd-Frank Act, commonly known as the Volcker Rule, restricts the ability of banking entities, such as WAL and WAB, from: (i) engaging in "proprietary trading" and (ii) investing in or sponsoring certain covered funds, subject to certain limited exceptions. Under the Volcker Rule, the term "covered funds" is defined as any issuer that would be an investment company under the Investment Company Act but for the exemption in Section 3(c)(1) or 3(c)(7) of that Act, which includes CLO and collateralized debt obligation securities. There are also several exemptions from the definition of covered fund, including, among other things, loan securitizations, joint ventures, certain types of foreign funds, entities issuing asset-backed commercial paper, and registered investment companies. Further, the final rules permit banking entities, subject to certain conditions and limitations, to invest in or sponsor a covered fund in connection with: (1) organizing and offering the covered fund; (2) certain risk-mitigating hedging activities; and (3) de minimis investments in covered funds.

The EGRRCPA and subsequent promulgation of inter-agency final rules have aimed at simplifying and tailoring requirements related to the Volcker Rule, including by eliminating collection of certain metrics and reducing the compliance burdens associated with other metrics for banks with less than $20 billion in average trading assets and liabilities. In June 2020, the Federal Reserve and other regulatory agencies issued a final rule modifying the Volcker Rule's prohibition on banking entities investing in or sponsoring covered funds by: (1) streamlining the covered funds portion of the rule; (2) addressing the extraterritorial treatment of certain foreign funds; and (3) permitting banking entities to offer financial services and engage in other activities that do not raise concerns the Volcker Rule was intended to address. The Company believes it is fully compliant with the Volcker Rule, including as modified by the EGRRCPA rule.

Dividends

The Company has paid regular quarterly dividends since the third quarter of 2019. Whether the Company continues to pay quarterly dividends and the amount of any such dividends will be at the discretion of WAL's BOD and will depend on the Company's earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, contractual restrictions, and other factors the BOD may deem relevant.

The Company's ability to pay dividends is subject to the regulatory authority of the FRB. The supervisory concern of the FRB focuses on a bank holding company's capital position, its ability to meet its financial obligations as they come due, and its capacity to act as a source of financial strength to its insured depository institution subsidiaries. In addition, FRB policy discourages the payment of dividends by a bank holding company that is not supported by current operating earnings.

As a Delaware corporation, the Company is also subject to limitations under Delaware law on the payment of dividends. Under the Delaware General Corporation Law, dividends may only be paid out of surplus or out of net profits for the year in which the dividend is declared or the preceding year, and no dividends may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds the Company's net assets.

From time to time, the Company may become a party to financing agreements and other contractual obligations that have the effect of limiting or prohibiting the declaration or payment of dividends under certain circumstances. Holding company expenses and obligations with respect to its outstanding preferred stock, trust preferred securities and subordinated debt also may limit or impair the Company's ability to declare and pay dividends.

Since the Company has no significant assets other than the voting stock of its subsidiaries, it currently depends on dividends from WAB and, to a lesser extent, its non-bank subsidiaries, for a substantial portion of its revenue and as the primary sources of its cash flow. The ability of a state member bank, such as WAB, to pay cash dividends is subject to restrictions by the FRB and the State of Arizona. The FRB's Regulation H states that a member bank may not declare or pay a dividend if the total of all dividends declared during that calendar year exceed the bank's net income during that calendar year and the retained net income of the prior two years. Further, without receiving prior approval from both the FRB and two-thirds of its stockholders, a bank cannot declare or pay a dividend that would exceed its undivided profits or withdraw any portion of its permanent capital.

Under Section 6-187 of the Arizona Revised Statutes, WAB may pay dividends on the same basis as any other Arizona corporation, except that cash dividends paid out of capital surplus require the prior approval of the Arizona Superintendent. Under Section 10-640 of the Arizona Revised Statutes, a corporation may not make a distribution to stockholders if to do so would render the corporation insolvent or unable to pay its debts as they become due.

Federal Reserve System

As a member of the Federal Reserve System, WAB has historically been required by law to maintain reserves against its transaction deposits, which were to be held in cash or with the FRB. Since March 26, 2020, the reserve requirement ratios have been zero percent.

Source of Strength Doctrine

FRB policy requires bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Section 616 of the Dodd-Frank Act codified the requirement that bank holding companies act as a source of financial strength. As a result, the Company is expected to commit resources to support WAB, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. The U.S. Bankruptcy Code provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal banking agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Capital Adequacy

The Capital Rules established a comprehensive capital framework for U.S. banking organizations. The Capital Rules generally implement the Basel Committee's Basel III final capital framework for strengthening international capital standards.

The Capital Rules: (i) include CET1 and the related regulatory capital ratio of CET1 to risk-weighted assets; (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting certain revised requirements; (iii) mandate that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) set forth deductions from and adjustments to capital. Under the Capital Rules, for most banking organizations, the most common form of Additional Tier 1 capital is non-cumulative perpetual preferred stock, and the most common forms of Tier 2 capital are subordinated notes and a portion of the allocation for loan and lease losses, in each case, subject to the Capital Rules' specific requirements.

Pursuant to the Capital Rules, the minimum capital ratios are as follows:

- 4.5% CET1 to risk-weighted assets;
- 6.0% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets;
- 8.0% Total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and
- 4.0% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (called "leverage ratio").

The Capital Rules also include a capital conservation buffer which is designed to absorb losses during periods of economic stress. Banking institutions are required to maintain a 2.5% capital conservation buffer in addition to each of the minimum risk-based capital ratios to avoid constraints on dividends, equity repurchases, and discretionary bonus payments. To calculate the capital conservation buffer, each minimum capital ratio is subtracted from the corresponding current quarter capital ratio and the lowest of these three measures represents the capital conservation buffer. As of December 31, 2024, the Company's capital ratios exceeded the 2.5% minimum capital conservation buffer and therefore the Company is not subject to any limitations.

The Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing assets, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 25% of CET1 capital. The Capital Rules further prescribe that the effects of accumulated other comprehensive income or loss items reported as a component of stockholders' equity be included in CET1 capital; however, non-advanced approaches banking organizations may make a one-time permanent election to exclude these items. The Company, as a non-advanced approaches institution, has made this one-time election.

The Capital Rules also preclude certain hybrid securities, such as trust preferred securities, issued on or after May 19, 2010 from inclusion in bank holding companies' Tier 1 capital. The Company has used trust preferred securities in the past as a tool for raising additional Tier 1 capital and otherwise improving its regulatory capital ratios. Although the Company may continue to include its existing trust preferred securities as Tier 1 capital, the prohibition on the use of these securities as Tier 1 capital going forward may limit the Company's ability to raise capital in the future.

The risk-weighting categories in the Capital Rules are standardized and include a risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and up to 1,250% risk weights for a variety of higher risk asset classes.

In July 2023, the FRB and FDIC proposed rules to implement the final components of the Basel III agreement, often known as the "Basel III endgame." These proposed rules contain provisions that would apply to banks with $100 billion or more in assets. In September 2024, the FRB announced a re-proposal of the Basel III endgame that would cover all major areas of the rule: credit risk, operational risk and market risk. Under the re-proposal, banks with assets between $100 and $250 billion would not be subject to the Basel III endgame changes, other than the requirement to recognize unrealized gains and losses of their securities in regulatory capital. These re-proposed rules do not apply to holding companies or banks with less than $250 billion in assets, such as the Company and the Bank, but the final impacts of these rules cannot yet be predicted, as the agencies have not made final decisions on any aspect of the re-proposals.

On August 26, 2020, the federal bank regulatory agencies issued a final rule that allowed institutions that adopted the CECL accounting standard in 2020 to mitigate CECL's estimated effects on regulatory capital for two years, followed by a three-year transition period. The Company has elected this capital relief option.

Prompt Corrective Action and Safety and Soundness

Pursuant to Section 38 of the FDIA, federal banking agencies are required to take "prompt corrective action" should a depository institution fail to meet certain capital adequacy standards. At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

For purposes of prompt corrective action, to be: (i) well-capitalized, a bank must have a total risk based capital ratio of at least 10%, a Tier 1 risk based capital ratio of at least 8%, a CET1 risk based capital ratio of at least 6.5%, and a Tier 1 leverage ratio of at least 5%; (ii) adequately capitalized, a bank must have a total risk based capital ratio of at least 8%, a Tier 1 risk based capital ratio of at least 6%, a CET1 risk based capital ratio of at least 4.5%, and a Tier 1 leverage ratio of at least 4%; (iii) undercapitalized, a bank would have a total risk based capital ratio of less than 8%, a Tier 1 risk based capital ratio of less than 6%, a CET1 risk based capital ratio of less than 4.5%, and a Tier 1 leverage ratio of less than 4%; (iv) significantly undercapitalized, a bank would have a total risk based capital ratio of less than 6%, a Tier 1 risk based capital ratio of less than 4%, a CET1 risk based capital ratio of less than 3%, and a Tier 1 leverage ratio of less than 3%; (v) critically undercapitalized, a bank would have a ratio of tangible equity to total assets that is less than or equal to 2%.

Bank holding companies and insured banks also may be subject to potential enforcement actions of varying levels of severity by the federal banking agencies for unsafe or unsound practices in conducting their business, or for violation of any law, rule, regulation, condition imposed in writing by the agency or term of a written agreement with the agency. In more serious cases, enforcement actions may include: (i) the issuance of directives to increase capital; (ii) the issuance of formal and informal agreements; (iii) the imposition of civil monetary penalties; (iv) the issuance of a cease and desist order that can be judicially enforced; (v) the issuance of removal and prohibition orders against officers, directors, and other institution-affiliated parties; (vi) the termination of the bank's deposit insurance; (vii) the appointment of a conservator or receiver for the bank; and (viii) the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Transactions with Affiliates and Insiders

Under federal law, transactions between insured depository institutions and their affiliates are governed by Sections 23A and 23B of the FRA and Regulation W. In a bank holding company context, at a minimum, the parent holding company of a bank, and any companies which are controlled by such parent holding company, are affiliates of the bank. Generally, Sections 23A and 23B of the FRA are intended to protect insured depository institutions from losses arising from transactions with non-insured affiliates by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and requiring such transactions be on terms consistent with safe and sound banking practices.

Further, Section 22(h) of the FRA and its implementing Regulation O restricts loans to directors, executive officers, and principal stockholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the BOD. Further, under Section 22(h) of the FRA, loans to directors, executive officers, and principal stockholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

Lending Limits

In addition to the requirements set forth above, state banking law generally limits the amount of funds that a state-chartered bank may lend to a single borrower. Under Section 6-352 of the Arizona Revised Statutes, the obligations of one borrower to a bank may not exceed 20% of the bank's capital, plus an additional 10% of its capital if the additional amounts are fully secured by readily marketable collateral.

Brokered Deposits

Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is "well capitalized" or, with the FDIC's approval, "adequately capitalized." On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the "deposit broker" definition and amended the FDIC's interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Company or the Bank from the rules.

Consumer Protection and CFPB Supervision

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating the CFPB, an independent agency charged with responsibility for implementing, enforcing, and examining compliance with federal consumer financial protection laws. The Company is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Procedures Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Practices Act, various state law counterparts, and the Consumer Financial Protection Act of 2010, which is part of the Dodd-Frank Act. CFPB employees have been directed not to issue any proposed or formal rules, stop pending investigations and not open new investigations, halt all stakeholder engagements and abstain from issuing public communications, among other things. Significant layoffs of CFPB employees have also been anticipated. We cannot currently predict the nature and timing of future developments that may impact the CFPB, including its rules and proposals, strategies, priorities or approaches to regulation and enforcement. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect the Company's business, financial condition, or operations.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Federal Deposit Insurance

Substantially all of the deposits of WAB are insured up to applicable limits by the FDIC's DIF. The basic limit on FDIC deposit insurance is $250,000 per depositor. WAB is subject to deposit insurance assessments to maintain the DIF.

The FDIC uses a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's CAMELS rating. The risk matrix utilizes different risk categories distinguished by capital levels and supervisory ratings. As a result of the Dodd-Frank Act, the base for insurance assessments is now consolidated average assets less average tangible equity. Assessment rates are calculated using formulas that take into account the risk of the institution being assessed. WAB is classified as, and subject to the scorecard for, a large and highly complex institution to determine its total base assessment rate.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Company's management is not aware of any practice, condition, or violation that might lead to the termination of its deposit insurance.

To recover the loss to the DIF arising from the bank failures that occurred early in 2023, the FDIC approved an annual special assessment. The assessment base for the special assessments is equal to an institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion of estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods, with the first quarterly assessment period beginning on January 1, 2024. While the special assessment will be collected at a quarterly rate of 3.36 basis points for the initial eight-quarter collection period, given the update to the loss estimates and the increase in the aggregate special assessment base resulting from amendments to the reported amount of estimated uninsured deposits related to the bank failures, as of September 2024, the FDIC is projecting that the special assessment will be collected for an additional two quarters beyond the initial eight-quarter collection period, at a lower rate. In connection with the special assessment, the Company recognized a charge of $8.3 million during the year ended December 31, 2024.

Financial Privacy and Data Security

The Company is subject to federal laws, including the GLBA, and certain state laws containing consumer privacy protection provisions. These provisions limit the ability of banks and other financial institutions to disclose non-public information about consumers to affiliated and non-affiliated third parties and limit the reuse of certain consumer information received from non-affiliated institutions. These provisions require notice of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to affiliates or non-affiliated third parties by means of "opt out" or "opt in" authorizations.

For example, in August 2018, the CFPB published its final rule to update Regulation P pursuant to the amended GLBA. Under this rule, certain qualifying financial institutions are not required to provide annual privacy notices to customers. To qualify, a financial institution must not share nonpublic personal information about customers except as described in certain statutory exceptions that do not trigger a customer's statutory opt-out right. In addition, the financial institution must not have changed its disclosure policies and practices from those disclosed in its most recent privacy notice. The rule sets forth timing requirements for delivery of annual privacy notices in the event a financial institution that qualified for the annual notice exemption later changes its policies or practices in such a way that it no longer qualifies for the exemption.

The GLBA also requires financial institutions to implement comprehensive written information security programs that include administrative, technical, and physical safeguards to protect consumer information. Further, pursuant to interpretive guidance issued under the GLBA and certain state laws, financial institutions are required to notify customers of security breaches resulting in unauthorized access to their nonpublic personal information.

For example, under California law, every business that owns or licenses personal information about a California resident must maintain reasonable security procedures and policies to protect that information and comply with specific requirements relating to the destruction of records containing personal information and disclosure of breaches to customers, and restrictions on the use of customer information unless the customer "opts in." Other states, including Arizona and Nevada where WAB has branches, may also have applicable laws requiring businesses that retain consumer personal information to develop reasonable security policies and procedures, notify consumers of a security breach, or provide disclosures about the use and sharing of consumer personal information.

The federal banking regulators have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. In addition, all federal and state banking regulators continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

On November 18, 2021, the federal bank regulatory agencies issued a final rule to improve the sharing of information about cyber incidents that may affect the U.S. banking system. The rule requires a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines a cyber incident has occurred. Notification is required for incidents that have materially affected—or are reasonably likely to materially affect—the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rule requires a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective May 1, 2022.

Community Reinvestment Act and Fair Lending Laws

WAB has a responsibility under the CRA to help meet the credit needs of its communities, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services it believes are best suited to its particular community, consistent with the CRA.

On October 24, 2023, the federal bank regulatory agencies jointly issued a final rule to modernize CRA regulations consistent with the following key goals: (1) to encourage banks to expand access to credit, investment, and banking services in low to moderate income communities; (2) to adapt to changes in the banking industry, including internet and mobile banking and the growth of non-branch delivery systems; (3) to provide greater clarity and consistency in the application of the CRA regulations, including adoption of a new metrics-based approach to evaluating bank retail lending and community development financing; and (4) to tailor CRA evaluations and data collection to bank size and type, recognizing differences in bank size and business models may impact CRA evaluations and qualifying activities. As currently written, most of the final CRA rule's requirements will be applicable beginning January 1, 2026, with certain requirements, including the data reporting requirements to become applicable as of January 1, 2027. However, the legality of the final rule is being challenged and a preliminary injunction against enforcing new rules implementing the new CRA regulations has been granted. Additionally, the final CRA rules may be impacted by the presidential memorandum entitled "Regulatory Freeze Pending Review" described above. WAB is currently evaluating the impact of the modified CRA regulations, but does not anticipate any resulting material impact to its operations or compliance objectives.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit discrimination in lending practices on the basis of characteristics specified in those statutes. WAB's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on its activities and the activities of the Company. WAB's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions. WAB received a rating of "Satisfactory" in its most recent CRA examination, in April 2022.

Federal Home Loan Bank of San Francisco

WAB is a member of the FHLB of San Francisco, which is one of 12 regional FHLBs that provide funding to their members to support residential lending, as well as affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to its members in accordance with policies and procedures established by the board of directors of the FHLB. As a member, WAB must purchase and maintain stock in the FHLB of San Francisco. At December 31, 2024, WAB's total investment in FHLB stock was $138 million.

Incentive Compensation

The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, including the Company and WAB, that encourage inappropriate risks by providing an executive officer, employee, director, or principal stockholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. The federal banking agencies and the SEC proposed such regulations in 2016, but the regulations have not yet been finalized. In mid- 2024, the OCC, FDIC, Federal Housing Finance Agency and National Credit Union Administration re-proposed the regulatory text of the 2016 proposed rule and requested comment on specific alternatives, given the passage of time since the 2016 proposed rule was issued, as well as additional supervisory experience, changes in industry practice and other developments. The SEC and FRB did not join in this re-proposal. If the regulations are adopted in the form initially proposed, they will restrict the manner in which executive compensation is structured.

Preventing Suspicious Activity

Under Title III of the USA PATRIOT Act, all financial institutions are required to take certain measures to identify their customers, prevent money laundering, monitor customer transactions, and report suspicious activity to U.S. law enforcement agencies. Financial institutions are also required to respond to requests for information from federal banking agencies and law enforcement agencies. Information sharing among financial institutions for the above purposes is encouraged by an exemption granted to complying financial institutions from the privacy provisions of the GLBA and other privacy laws. Financial institutions that hold correspondent accounts for foreign banks or provide private banking services to foreign individuals are required to take measures to avoid dealing with certain foreign individuals or entities, including foreign banks with profiles that raise money laundering concerns, and are prohibited from dealing with foreign "shell banks" and persons from jurisdictions of particular concern. The primary federal banking agencies and the Secretary of the Treasury have adopted regulations to implement several of these provisions. All financial institutions are also required to establish internal anti-money laundering programs. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act. In July 2024, the FRB, FDIC, OCC and National Credit Union Administration proposed updates to their requirements for supervised institutions to establish, implement and maintain effective, risk-based and reasonably designed anti-money laundering and countering the financing of terrorism programs. The proposed amendments would require supervised institutions to identify, evaluate and document the regulated institution's money laundering, terrorist financing and other illicit finance activity risks, as well as consider, as appropriate the U.S. Department of Treasury's Financial Crimes Enforcement Network, or FinCEN's, published national AML/CFT priorities. The proposed amendment would also mandate that the duty to establish, maintain and enforce the AML/CFT program remain the responsibility of, and be performed by, persons in the United States who are accessible to, and subject to the oversight and supervision by, the relevant agency. The Company has a Bank Secrecy Act and USA PATRIOT Act BOD-approved compliance program and engages in relatively few transactions with foreign financial institutions or foreign persons.

The FCRA's Red Flags Rule requires financial institutions with covered accounts (e.g., consumer bank accounts and loans) to develop, implement, and administer an identity theft prevention program. This program must include reasonable policies and procedures to detect suspicious patterns or practices that indicate the possibility of identity theft, such as inconsistencies in personal information or changes in account activity.

Office of Foreign Assets Control Regulation

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals, and others. These are typically known as the OFAC rules based on their administration by the OFAC. The OFAC-administered sanctions targeting countries take many different forms. Generally, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (property and bank deposits) cannot be paid out, withdrawn, set off, or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Future Legislative Initiatives

Federal and state legislatures may introduce legislation that will impact the financial services industry. In addition, federal banking agencies may introduce regulatory initiatives that are likely to impact the financial services industry, generally. However it is not clear whether such changes will be enacted or, if enacted, what their effect on the Company will be. New legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect it or any implementing regulations would have on the financial condition or results of operations of the Company. A change in statutes, regulations, or regulatory policies applicable to WAL or any of its subsidiaries could have a material effect on the business of the Company.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's market risk arises primarily from interest rate risk inherent in its lending, investing, and deposit taking activities. To that end, management actively monitors and manages the Company's interest rate risk exposure.

Management uses various asset/liability strategies to manage the re-pricing characteristics of the Company's assets and liabilities, all of which are designed to ensure that exposure to interest rate fluctuations is within the Company's guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits and management of the deployment of its securities, are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources. Derivatives in a hedging relationship are also used to minimize the Company's exposure to changes in benchmark interest rates and volatility of net interest income and EVE to interest rate fluctuations, with their impact reflected in the model results discussed below.

Interest rate risk is addressed by ALCO, which includes members of executive management, finance, and operations. ALCO monitors interest rate risk by analyzing the potential impact on EVE and earnings from potential changes in interest rates and considers the impact of alternative strategies or changes in balance sheet structure. The Company manages its balance sheet in part to keep the potential impact on EVE and earnings within acceptable ranges despite changes in interest rates.

The Company's exposure to interest rate risk is reviewed at least quarterly by ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine its change in both EVE and earnings in the event of hypothetical changes in interest rates. If potential changes to EVE and earnings resulting from hypothetical interest rate changes are not within the limits established by the BOD or, ALCO determines that interest rate exposures should be reduced, ALCO will either take hedging actions or adjust the asset and liability mix to bring interest rate risk within BOD-approved limits or in line with ALCO's proposed reduction. ALCO may also decide the best course of action for a limit breach is to accept the breach and present justification to the BOD. If the BOD does not agree to accept the limit breach, it will direct ALCO to remediate the breach. The Company's EaR and EVE exposure limits are approved by the BOD on an annual basis, or more often if market conditions warrant. During the year ended December 31, 2024, there have been no changes to the Company's exposure limits.

Net Interest Income Simulation. To measure interest rate risk at December 31, 2024, the Company used a simulation model to project changes in net interest income resulting from forecasted changes in interest rates. This analysis calculates the difference between a baseline net interest income forecast using forward yield curves, compared to forecasted net income results from an immediate, parallel shift in rates upward or downward, along with other scenarios directed by ALCO. The simulation model includes various assumptions regarding re-pricing relationships for each of the Company's products. Many of the Company's assets are variable rate loans, which are assumed to re-price at the next rate re-set period and, proportional to the change in market rates, depending on their contracted index, including the impact of caps or floors. The simulation model also incorporates prepayment assumptions for applicable loans and investments with such optionality. The Company's non-term deposit products re-price with a certain beta to underlying market rate changes. These betas are derived separately by deposit product and are based on both observed and projected market rate and balance trends. Current product-level deposit beta assumptions range between 46% to 92%, depending on product, with an average interest bearing deposit beta of 57%.

This analysis illustrates the impact of changes in net interest income for the given set of rate changes and assumptions. It does not account for all factors that could impact the Company's results, including changes by management to mitigate interest rate changes or secondary factors, such as changes to the Company's credit risk profile as interest rates change. The results will also be impacted by seasonality in the balance sheet. Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes impact actual loan prepayment speeds and these changes may result in differences in the market estimates incorporated in this analysis. These assumptions are inherently uncertain and as a result, actual results may differ from simulated results due to factors such as timing, magnitude and frequency of interest rate changes as well as changes in market conditions, customer behavior, management strategies, and changes that vary significantly from the modeled assumptions may have a significant effect on the Company's actual net interest income.

The table below presents the changes in net interest income that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates based on a dynamic balance sheet. In addition, the table provides results from additional scenarios in response to gradual, parallel changes (ramp) in market interest rates over twelve months. The Company continues to evaluate the scenarios that are presented as interest rates change and will update these scenario disclosures as appropriate.

Sensitivity of Net Interest Income

	Down 200	Down 100	Up 100	Up 200
	(change in basis points from Base)			
Parallel Shock Scenario	(8.6)%	(4.7)%	5.4 %	10.9 %
Gradual Ramp Scenario	(5.8)	(3.0)	3.1	6.5

Earnings-at-Risk. In addition, certain rate-sensitive non-interest income and expense items are also subject to market risk, including mortgage banking and servicing income and ECR deposit costs. Mortgage originations and prepayments are sensitive to interest rates and therefore, mortgage banking and servicing income can be impacted by volatility in interest rates. The Company's EaR simulation model expands on its net interest income simulation, as described above, by incorporating these non-interest income and expenses amounts to measure the impact of forecasted changes in interest rates on earnings (defined as net interest income plus rate-sensitive non-interest income and expense). In the Company's EaR simulation model as of December 31, 2024, deposits eligible for ECRs re-price with a beta assumption of 76% to underlying market rate changes, and total non-maturity deposits, inclusive of ECRs, re-price with a weighted average beta assumption of 64%. As a result of the higher deposit betas on deposits eligible for ECRs, in the down simulation scenarios, the Company will benefit from lower deposit costs. In a shock down 100 basis points scenario, ECR related deposit costs would decrease 23% from the baseline forecast over the next twelve months. At December 31, 2024, the Company's earnings exposure for the next twelve months related to these hypothetical changes in market interest rates was within the Company's current guidelines.

Economic Value of Equity. The Company measures the impact of market interest rate changes on the NPV of estimated cash flows from its assets, liabilities, and off-balance sheet items, defined as EVE, using a simulation model. The Company's simulation model focuses on parallel interest rate shocks and takes into account assumptions related to loan prepayment trends that are sourced using a combination of third-party prepayment models and internal historical experience, terminal maturity for non-maturity deposits, decay attrition, and pricing sensitivity derived from the Company's data and other internally-developed analysis and models. These assumptions are reviewed at least annually and are adjusted periodically to reflect changes in market conditions and the Company's balance sheet composition. As simulated model results are based on a number of assumptions outlined above, including forecasted market conditions, actual amounts may differ significantly from the projections set forth below should market conditions vary from the underlying assumptions.

This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates. The EVE and earnings simulations reported as of December 31, 2024 incorporate model enhancements that support optionality for callable securities and improve cash flow projections for structured securities. These model enhancements decreased the Company's asset duration and improved EVE sensitivity to changes in interest rates. The Company continues to evaluate the scenarios that are presented as interest rates change and will update these scenario disclosures as appropriate.

The following table shows the Company's projected change in EVE for this set of rate shocks at December 31, 2024:

Economic Value of Equity

	Interest Rate Scenario			
	Down 200	Down 100	Up 100	Up 200
	(change in basis points from Base)			
% Change	3.6 %	2.9 %	(3.3)%	(6.4)%

At December 31, 2024, the Company's EVE exposure related to these hypothetical changes in market interest rates was within the Company's current guidelines.

Derivative Contracts. In the normal course of business, the Company uses derivative instruments to meet the needs of its customers and manage exposure to fluctuations in interest rates. For additional discussion on how derivatives in a hedging relationship (fair value hedges) are used to manage the Company's interest rate risk, see "Note 15. Derivatives and Hedging Activities" in Item 8 of this Form 10-K.

Item 8. **Financial Statements and Supplementary Data.**

The Company's Consolidated Financial Statements and Supplementary Data included in this Annual Report is immediately following the Index to Consolidated Financial Statements page to this Annual Report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Western Alliance Bancorporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Western Alliance Bancorporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report, dated February 25, 2025, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses – Loans Held for Investment

As described in Notes 1 and 4 to the financial statements, the Company's allowance for credit losses for loans held for investment and unfunded loan commitments totaled $373.8 million and $39.5 million as of December 31, 2024, respectively. The allowance for credit losses on loans held for investment and unfunded loan commitments is calculated under the expected credit loss model and is an estimate of life-of-loan losses for the Company's loans held for investment and unfunded loan commitments.

The allowance for credit losses for loans held for investment consists of an asset-specific component for estimating credit losses for individual loans that do not share risk characteristics with other loans and a pooled component for estimating credit losses for pools of loans that share similar risk characteristics. The allowance for credit losses on unfunded loan commitments consists of a pooled component for estimating credit losses for pools of unfunded loan commitments that share similar risk characteristics and includes consideration of the likelihood that estimated funding levels will occur. The allowance for the pooled component for the allowance for credit losses on loans held for investment and the allowance for credit losses on unfunded loan commitments is derived from an estimate of expected credit losses primarily using an expected loss methodology that incorporates risk parameters (probability of default, loss given default and exposure at default) which are derived from various vendor models, internally developed statistical models or nonstatistical estimation approaches.

The quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments derived from the probability of default, loss given default and exposure at default are adjusted by management to incorporate consideration of different probability weighted economic scenarios, current trends and conditions that are not captured in the quantitative credit loss estimates through the use of qualitative and/or environmental factors, which requires management to apply a significant amount of judgment and involves a high degree of estimation.

We identified management's adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions as a critical audit matter because auditing management's judgments involved a high degree of complexity and auditor judgment given the high degree of subjectivity exercised by management in developing the adjustments.

Our audit procedures related to management's adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions included the following, among others:

- We obtained an understanding of the relevant controls related to management's adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions and tested such controls for design and operating effectiveness.

- We evaluated the appropriateness of management's adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions by performing the following procedures:

  ◦ We tested the completeness and accuracy of the data used by management to determine management's adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions.

  ◦ We evaluated management's considerations of data utilized as a basis for management's adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions.

  ◦ We evaluated management's support of adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions.

  ◦ We agreed management's adjustments to quantitative estimates of expected credit losses on loans held for investment and unfunded loan commitments related to the incorporation of different probability weighted economic scenarios, current trends and conditions to the allowance for credit losses on loans held for investment and unfunded loan commitments calculations.

Valuation of Mortgage Servicing Rights

As described in Notes 1 and 5 to the financial statements, the Company's mortgage servicing rights totaled $1,127 million as of December 31, 2024. When the Company sells mortgage loans in the secondary market and retains the right to service these loans, a servicing right asset is capitalized at the time of sale when the benefits of servicing are deemed to be greater than adequate compensation for performing the servicing activities. Mortgage servicing rights represent the then-current fair value of future net cash flows expected to be realized from performing servicing activities. The Company has elected to subsequently measure mortgage servicing rights at fair value. The Company estimates the fair value of mortgage servicing rights using a discounted cash flow model that incorporates assumptions that market participants would use in estimating the fair value of servicing rights, including, but not limited to, option adjusted spread, conditional prepayment rate and cost to service.

We identified the option adjusted spread and conditional prepayment rate assumptions used in the valuation of mortgage servicing rights as a critical audit matter due to the significant judgement required by management in determining these assumptions. Auditing these assumptions involved a high degree of auditor judgement and increased audit effort as there was limited observable market information and the calculated fair value of the mortgage servicing rights is sensitive to changes in these key assumptions.

Our audit procedures related to the valuation of mortgage servicing rights as of December 31, 2024 included, among others, testing management's process for determining the fair value, including:

- We obtained an understanding of the relevant controls related to the establishment of the option adjusted spread and conditional prepayment assumptions used in the valuation of mortgage servicing rights and tested such controls for design and operating effectiveness.

- We evaluated the appropriateness of the valuation model and methodology.

- We tested the completeness and accuracy of the data used in the model.

- We utilized internal valuation specialists to assist with evaluating the reasonableness of the option adjusted spread and conditional prepayment rate assumptions by considering the consistency with available external market and industry data.

/s/ RSM US LLP

We have served as the Company's auditor since 1994.

Austin, Texas
February 25, 2025

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31, 2024		December 31, 2023
		(in millions, except shares and per share amounts)		
Assets:				
Cash and due from banks	$	320	$	276
Interest bearing deposits in other financial institutions		3,776		1,300
Cash and cash equivalents		4,096		1,576
Investment securities - AFS, at fair value; amortized cost of $14,178 and $11,849 at December 31, 2024 and 2023, respectively (ACL of $0.4 and $1.4 at December 31, 2024 and 2023, respectively)		13,468		11,165
Investment securities - HTM, at amortized cost and net of allowance for credit losses of $16.4 and $7.8 (fair value of $1,309 and $1,251) at December 31, 2024 and 2023, respectively		1,510		1,421
Investment securities - equity		117		126
Investments in restricted stock, at cost		232		281
Loans HFS		2,286		1,402
Loans HFI, net of deferred fees and costs		53,676		50,297
Less: allowance for credit losses		(374)		(337)
Net loans held for investment		53,302		49,960
Mortgage servicing rights		1,127		1,124
Premises and equipment, net		361		339
Operating lease right of use asset		128		145
Bank owned life insurance		1,011		186
Goodwill and intangible assets, net		659		669
Deferred tax assets, net		281		287
Investments in LIHTC and renewable energy		606		573
Other assets		1,750		1,608
Total assets	$	80,934	$	70,862
Liabilities:				
Deposits:				
Non-interest bearing	$	18,846	$	14,520
Interest bearing		47,495		40,813
Total deposits		66,341		55,333
Other borrowings		5,573		7,230
Qualifying debt		899		895
Operating lease liability		159		179
Other liabilities		1,255		1,147
Total liabilities		74,227		64,784
Commitments and contingencies (Note 18)				
Stockholders' equity:				
Preferred stock (par value $0.0001; 20,000,000 authorized; 30,000 shares (12,000,000 depositary shares) issued and outstanding and liquidation value per depositary share of $25 at December 31, 2024 and 2023)		295		295
Common stock (par value $0.0001; 200,000,000 authorized; 112,897,807 and 112,169,523 shares issued at December 31, 2024 and 2023, respectively) and additional paid in capital		2,245		2,197
Treasury stock, at cost (2,845,201 and 2,703,218 shares at December 31, 2024 and 2023, respectively)		(125)		(116)
Accumulated other comprehensive loss		(534)		(513)
Retained earnings		4,826		4,215
Total stockholders' equity		6,707		6,078
Total liabilities and stockholders' equity	$	80,934	$	70,862

See accompanying Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31,				
		2024		2023		2022
		(in millions, except per share amounts)				
Interest income:						
Loans, including fees	$	**3,629.1**	$	3,409.7	$	2,393.4
Investment securities		**703.6**		459.9		265.6
Dividends and other		**208.4**		165.7		32.8
Total interest income		**4,541.1**		4,035.3		2,691.8
Interest expense:						
Deposits		**1,600.2**		1,142.6		276.4
Qualifying debt		**38.0**		37.9		35.0
Other borrowings		**284.0**		515.9		164.1
Total interest expense		**1,922.2**		1,696.4		475.5
Net interest income		**2,618.9**		2,338.9		2,216.3
Provision for credit losses		**145.9**		62.6		68.1
Net interest income after provision for credit losses		**2,473.0**		2,276.3		2,148.2
Non-interest income:						
Service charges and loan fees		**96.0**		101.0		49.5
Net gain on loan origination and sale activities		**206.3**		193.5		104.0
Net loan servicing revenue		**121.5**		102.3		130.9
Income from equity investments		**38.2**		15.7		17.8
Income from bank owned life insurance		**27.8**		4.5		4.6
Gain (loss) on sales of investment securities		**17.4**		(40.8)		6.8
Fair value gain (loss) adjustments, net		**7.5**		(116.0)		(28.6)
Other income		**28.5**		20.5		39.6
Total non-interest income		**543.2**		280.7		324.6
Non-interest expense:						
Salaries and employee benefits		**631.1**		566.3		539.5
Deposit costs		**693.2**		436.7		165.8
Insurance		**164.8**		190.4		31.1
Data processing		**149.7**		122.0		83.0
Legal, professional, and directors' fees		**109.4**		107.2		99.9
Occupancy		**73.1**		65.6		55.5
Loan servicing expenses		**68.1**		58.8		55.5
Business development and marketing		**32.7**		21.8		22.1
Loan acquisition and origination expenses		**21.5**		20.4		23.1
Gain on extinguishment of debt		**—**		(52.7)		—
Other expense		**81.4**		86.9		81.2
Total non-interest expense		**2,025.0**		1,623.4		1,156.7
Income before provision for income taxes		**991.2**		933.6		1,316.1
Income tax expense		**203.5**		211.2		258.8
Net income		**787.7**		722.4		1,057.3
Dividends on preferred stock		**12.8**		12.8		12.8
Net income available to common stockholders	$	**774.9**	$	709.6	$	1,044.5
Earnings per share:						
Basic	$	**7.14**	$	6.55	$	9.74
Diluted		**7.09**		6.54		9.70
Weighted average number of common shares outstanding:						
Basic		**108.6**		108.3		107.2
Diluted		**109.3**		108.5		107.6
Dividends declared per common share	$	**1.49**	$	1.45	$	1.42

See accompanying Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
	2024		2023		2022	
		(in millions)				
Net income	$	**787.7**	$	722.4	$	1,057.3
Other comprehensive income (loss), net:						
Unrealized (loss) gain on AFS securities, net of tax effect of $0.9, $(41.4), and $225.3, respectively		**(5.1)**		116.9		(674.9)
Unrealized loss on SERP, net of tax effect of $0.0, $—, and $0.0, respectively		**(0.1)**		—		—
Unrealized (loss) gain on junior subordinated debt, net of tax effect of $0.5, $0.1, and $(1.2), respectively		**(1.4)**		(0.2)		3.7
Realized (gain) loss on sale of AFS securities included in income, net of tax effect of $4.4, $(10.2), and $1.9, respectively		**(13.0)**		30.2		(5.5)
Impairment of AFS securities included in income, net of tax effect of $0.4, $(0.4), and $0.0 respectively		**(1.2)**		1.2		—
Net other comprehensive (loss) income		**(20.8)**		148.1		(676.7)
Comprehensive income	$	**766.9**	$	870.5	$	380.6

See accompanying Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
					(in millions)				
Balance, December 31, 2021	12.0	$ 294.5	106.6	$ —	$ 1,966.2	$ (86.8)	$ 15.7	$ 2,773.0	$ 4,962.6
Net income	—	—	—	—	—	—	—	1,057.3	1,057.3
Restricted stock, performance stock units, and other grants, net	—	—	0.6	—	39.8	—	—	—	39.8
Restricted stock surrendered (1)	—	—	(0.2)	—	—	(18.5)	—	—	(18.5)
Common stock issuance, net	—	—	1.9	—	157.7	—	—	—	157.7
Dividends paid to preferred stockholders	—	—	—	—	—	—	—	(12.8)	(12.8)
Dividends paid to common stockholders	—	—	—	—	—	—	—	(153.4)	(153.4)
Other comprehensive loss, net	—	—	—	—	—	—	(676.7)	—	(676.7)
Balance, December 31, 2022	12.0	$ 294.5	108.9	$ —	$ 2,163.7	$ (105.3)	$ (661.0)	$ 3,664.1	$ 5,356.0
Net income	—	—	—	—	—	—	—	722.4	722.4
Restricted stock, performance stock unit, and other grants, net	—	—	0.7	—	34.4	—	—	—	34.4
Restricted stock surrendered (1)	—	—	(0.2)	—	—	(11.0)	—	—	(11.0)
Dividends paid to preferred stockholders	—	—	—	—	—	—	—	(12.8)	(12.8)
Dividends paid to common stockholders	—	—	—	—	—	—	—	(158.7)	(158.7)
Other comprehensive income, net	—	—	—	—	—	—	148.1	—	148.1
Balance, December 31, 2023	12.0	$ 294.5	109.4	$ —	$ 2,198.1	$ (116.3)	$ (512.9)	$ 4,215.0	$ 6,078.4
Net income	—	—	—	—	—	—	—	787.7	787.7
Restricted stock, performance stock unit, and other grants, net	—	—	0.7	—	47.7	—	—	—	47.7
Restricted stock surrendered (1)	—	—	(0.1)	—	—	(8.7)	—	—	(8.7)
Dividends paid to preferred stockholders	—	—	—	—	—	—	—	(12.8)	(12.8)
Dividends paid to common stockholders	—	—	—	—	—	—	—	(164.0)	(164.0)
Other comprehensive loss, net	—	—	—	—	—	—	(20.8)	—	(20.8)
Balance, December 31, 2024	**12.0**	**$ 294.5**	**110.0**	**$ —**	**$ 2,245.8**	**$ (125.0)**	**$ (533.7)**	**$ 4,825.9**	**$ 6,707.5**

(1) Share amounts represent treasury shares, see "Note 1. Summary of Significant Accounting Policies" for further discussion.

See accompanying Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,		
	2024	2023	2022
	(in millions)		
Cash flows from operating activities:			
Net income	$ **787.7**	$ 722.4	$ 1,057.3
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Provision for credit losses	**145.9**	62.6	68.1
Depreciation and amortization	**94.4**	63.0	52.4
Stock-based compensation	**47.7**	34.3	39.8
Deferred income taxes	**12.4**	(24.9)	(68.6)
Amortization of net discounts for investment securities	**(207.3)**	(84.0)	21.1
Amortization of tax credit investments	**75.2**	64.3	63.2
Amortization of operating lease right of use asset	**24.1**	23.5	22.2
Amortization of net deferred loan fees and net purchase premiums	**(85.6)**	(84.0)	(73.6)
Purchases and originations of loans HFS	**(48,667.3)**	(42,720.9)	(45,407.0)
Proceeds from sales and payments on loans HFS	**45,752.4**	42,168.1	47,285.0
Mortgage servicing rights capitalized upon sale of mortgage loans	**(922.8)**	(864.5)	(719.7)
Net losses (gains) on:			
Change in fair value of loans HFS, mortgage servicing rights, and related derivatives	**(9.4)**	87.8	(73.9)
Fair value adjustments	**(16.3)**	122.0	22.3
Sale of investment securities	**(17.4)**	40.8	(6.8)
Extinguishment of debt	**—**	(52.7)	—
Other	**(20.6)**	(1.1)	2.2
Other assets and liabilities, net	**264.9**	114.7	(38.7)
Net cash (used in) provided by operating activities	$ **(2,742.0)**	$ (328.6)	$ 2,245.3
Cash flows from investing activities:			
Investment securities - AFS			
Purchases	$ **(16,789.7)**	$ (15,144.7)	$ (2,396.3)
Principal pay downs and maturities	**10,306.1**	10,036.3	604.2
Proceeds from sales	**4,525.3**	1,532.6	177.0
Investment securities - HTM			
Purchases	**(131.5)**	(201.6)	(281.9)
Principal pay downs and maturities	**33.8**	62.1	100.6
Equity securities carried at fair value			
Purchases	**(0.7)**	(0.6)	(36.2)
Redemptions	**15.0**	9.0	6.9
Proceeds from sales	**—**	1.5	14.1
Proceeds from sale of mortgage servicing rights and related holdbacks, net	**908.3**	798.2	391.9
Purchase of other investments	**(135.5)**	(245.1)	(346.6)
Proceeds from bank owned life insurance, net	**1.7**	0.7	—
Net (increase) decrease in loans HFI	**(3,816.0)**	1,106.8	(11,172.8)
Purchase of premises, equipment, and other assets, net	**(83.8)**	(114.3)	(141.0)
Purchase of bank owned life insurance	**(800.0)**	—	—
Cash consideration paid for acquisitions, net of cash acquired	**—**	—	(50.0)
Net cash used in investing activities	$ **(5,967.0)**	$ (2,159.1)	$ (13,130.1)

		December 31,				
		2024		2023		2022
				(in millions)		
Cash flows from financing activities:						
Net increase in deposits	$	**11,002.0**	$	1,688.9	$	6,032.1
Net proceeds from issuance of long-term debt		**3,000.0**		9.9		578.4
Payments on long-term debt		**(1,025.7)**		(818.1)		(30.7)
Net (decrease) increase in short-term borrowings		**(1,562.4)**		2,341.3		4,859.0
Net proceeds from repurchase obligations		**—**		2,661.8		—
Payments on repurchase obligations		**—**		(2,681.0)		—
Cash paid for tax withholding on vested restricted stock and other		**(8.7)**		(11.0)		(18.5)
Cash dividends paid on common and preferred stock		**(176.8)**		(171.5)		(166.2)
Proceeds from issuance of common stock, net		**0.1**		0.1		157.7
Net cash provided by financing activities	$	**11,228.5**	$	3,020.4	$	11,411.8
Net increase in cash and cash equivalents		**2,519.5**		532.7		527.0
Cash, cash equivalents, and restricted cash at beginning of period		**1,576.1**		1,043.4		516.4
Cash, cash equivalents, and restricted cash at end of period	$	**4,095.6**	$	1,576.1	$	1,043.4
Supplemental disclosure:						
Cash paid during the period for:						
Interest	$	**1,941.6**	$	1,581.0	$	452.9
Income taxes, net		**1.3**		63.6		197.6
Non-cash activities:						
Net increase in unfunded commitments and obligations	$	**111.4**	$	77.1	$	259.3
Transfers of securitized loans HFS to AFS securities		**123.0**		276.5		205.0
Transfer of EBO loans previously classified as HFS to HFI		**—**		—		1,638.1
Transfers of loans HFI to HFS, net of fair value loss adjustment (1)		**267.2**		6,646.8		—
Transfers of loans HFS to HFI, at amortized cost		**2.5**		2,357.2		780.0
Transfers of mortgage-backed securities in settlement of secured borrowings		**2,090.4**		557.3		610.5

(1)   Activity for years ended December 31, 2024 and 2023 excludes $461.3 million and $531.6 million, respectively, of loans transferred with an original designation of HFS, whose sales activity was classified as operating cash flows.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

WAL is a bank holding company headquartered in Phoenix, Arizona, incorporated under the laws of the state of Delaware. WAL provides a full spectrum of customized loan, deposit and treasury management capabilities, including funds transfer and other digital payment offerings through its wholly-owned banking subsidiary, WAB, together with its banking divisions: ABA, BON, FIB, Bridge, and TPB.

The Company also serves business customers through a national platform of specialized financial services, including mortgage banking services through AmeriHome and digital payment services for the class action legal industry. In addition, the Company has the following non-bank subsidiaries: CSI, a captive insurance company formed and licensed under the laws of the state of Arizona and established as part of the Company's overall enterprise risk management strategy, and WATC, which provides corporate trust services and levered loan administration solutions.

Basis of presentation

The accounting and reporting policies of the Company are in accordance with GAAP and conform to practices within the financial services industry. The accounts of the Company and its consolidated subsidiaries are included in the Consolidated Financial Statements.

Recent accounting pronouncements

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued guidance within ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Topic 220)*. The amendments in this update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. Entities will be required to disclose the amounts of employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. The update also requires entities to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements, disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 and may be applied on a prospective or retrospective basis. The Company is currently evaluating the impact these amendments will have on its Consolidated Financial Statements.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued guidance within ASU 2023-09, *Income Taxes (Topic 740)*. The amendments in this update are intended to increase visibility into various income tax components that affect the reconciliation of the effective tax rate to the statutory rate, as well as the qualitative and quantitative aspects of those components. Public business entities will be required to disclose on an annual basis, specific categories in the rate reconciliation and provide additional information for reconciling items that meet or exceed a five percent threshold (computed by multiplying pretax income by the applicable statutory income tax rate) and include disclosure of state and local jurisdictions that make up the majority of the state and local income tax category in the rate reconciliation. Additional disclosure items include disaggregation of income taxes paid to and income tax expense from federal, state, and foreign jurisdictions as well as disaggregation of income taxes paid to individual jurisdictions in which income taxes paid are equal to or greater than five percent of total income taxes paid.

The amendments in this update are effective for fiscal years beginning after December 15, 2024 and interim periods within fiscal years beginning after December 15, 2025 and may be applied on a prospective or retrospective basis. The Company is currently evaluating the impact these amendments will have on its Consolidated Financial Statements.

Accounting for and Disclosure of Crypto Assets

In December 2023, the FASB issued guidance within ASU 2023-08, *Intangibles — Goodwill and Other — Crypto Assets (Topic 350)*. The amendments in this update require entities that hold certain crypto assets to measure such assets at fair value and recognize any changes in fair value in net income in each reporting period. Entities will also be required to present crypto assets measured at fair value separately from other intangible assets on the balance sheet and changes from the remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. Other disclosure items include the name, cost basis, fair value, and number of units for each significant crypto asset holding and the aggregate fair values and cost bases of crypto asset holdings that are not individually significant along with a rollforward of activity in the reporting period and disclosure of the method for determining the cost basis of the crypto assets.

The amendments in this update are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years and are applied through a cumulative-effect adjustment to the opening balance of retained earnings (as of the beginning of the annual reporting period of adoption). Although the Company has digital payment offerings, it does not currently hold any crypto assets meeting the criteria outlined in the update. Accordingly, the adoption of this guidance will not have an impact on the Company's Consolidated Financial Statements.

Recently adopted accounting guidance

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued guidance within ASU 2023-07, *Segment Reporting (Topic 280)*. The amendments in this update are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures related to significant segment expenses. The amendments did not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments, and all existing segment disclosure requirements in ASC 280 and other Codification topics remain unchanged. The amendments in this update are incremental and require public entities that report segment information to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss as well as other segment items. Annual disclosure of the title and position of the chief operating decision maker and how the reported measures of segment profit or loss are used to assess performance and allocation of resources is also required.

The Company adopted this guidance beginning with the annual period ending December 31, 2024 and applied these updates on a retrospective basis. Upon adoption, the Company provided additional expense detail within its segment disclosures and there was no impact on the Company's financial position or results of operations.

Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method

In March 2023, the FASB issued guidance within ASU 2023-02, *Investments — Equity Method and Joint Ventures (Topic 323)*. The amendments in this update permit entities to elect to account for tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Previously this option was only permitted for LIHTC investments. Additionally, the amendments in this update require all tax equity investments accounted for using the proportional amortization method to apply the delayed equity contribution guidance in Subtopic 323-740 and disclosure of the nature of an entity's tax equity investments and their effect on an entity's financial position and results of operations.

The Company adopted this accounting guidance prospectively on January 1, 2024. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates and judgments are ongoing and are based on experience, current and expected future conditions, third-party evaluations and various other assumptions that management believes are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from those estimates and assumptions used in the Consolidated Financial Statements and related notes. Material estimates susceptible to significant changes in the near term, relate to: 1) the determination of the ACL; 2) certain assets and liabilities carried at fair value; and 3) accounting for income taxes.

Principles of consolidation

As of December 31, 2024, WAL has the following significant wholly-owned subsidiaries: WAB and eight unconsolidated subsidiaries used as business trusts in connection with the issuance of trust-preferred securities.

WAB has the following significant wholly-owned subsidiaries: 1) WABT, which holds certain investment securities, municipal and nonprofit loans, and leases; 2) WA PWI, which holds interests in certain limited partnerships invested primarily in low income housing tax credits and small business investment corporations; 3) BW Real Estate, Inc., which operates as a real estate investment trust and holds certain of WAB's real estate loans and related securities; 4) Helios Prime, which holds interests in certain limited partnerships invested in renewable energy projects; and 5) Western Finance Company, which purchases and originates equipment finance leases and provides mortgage banking services through its wholly-owned subsidiary, AmeriHome.

The Company does not have any other significant entities that should be consolidated. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the Consolidated Income Statements and Note 4. Loans, Leases and Allowance for Credit Losses for the prior periods have been reclassified to conform to the current presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing), interest-bearing balances due from correspondent banks and the FRB, and federal funds sold.

Business combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Under the acquisition method, the acquiring entity in a business combination recognizes all of the acquired assets and assumed liabilities at their estimated fair values as of the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including identified intangible assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies are also recognized at fair value if the fair value can be determined during the measurement period, which is no more than one year from the acquisition date. Results of operations of an acquired business are included in the Consolidated Income Statement from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

Investment securities

Investment securities include debt and equity securities. Debt securities may be classified as HTM, AFS, or trading. The appropriate classification is initially decided at the time of purchase.

Securities classified as HTM are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or general economic conditions. HTM securities are carried at amortized cost. The sale of an HTM security within three months of its maturity date or after the majority of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

Securities classified as AFS are debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. AFS securities are carried at their estimated fair value, with unrealized holding gains and losses reported in OCI, net of tax. Any decision to sell a security classified as AFS would be based on various factors, including significant movements in interest rates or market conditions, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, decline in credit quality, and regulatory capital considerations. When AFS debt securities are sold, the unrealized gains or losses are reclassified from OCI to non-interest income.

Trading securities are debt securities bought and held principally for the purpose of selling them in the near term and therefore only held for a short period of time. Trading securities are carried at their estimated fair value, with changes in fair value reported in earnings as non-interest income.

Equity securities are carried at their estimated fair value, with changes in fair value reported in earnings as non-interest income.

Interest income is recognized based on the coupon rate. For HTM and AFS securities, interest income also includes the amortization of purchase premiums and the accretion of purchase discounts. Premiums and discounts on investment securities are generally amortized or accreted over the contractual life of the security using the interest method. For the Company's mortgage-backed securities, amortization or accretion of premiums or discounts are adjusted for anticipated prepayments. Gains and losses on the sale of investment securities are recorded on the trade date and determined using the specific identification method.

A debt security is placed on nonaccrual status at the time its principal or interest payments become 90 days past due. Interest accrued but not received for a security placed on nonaccrual is reversed through interest income.

Allowance for credit losses on investment securities

The credit loss model under ASC 326-20, applicable to HTM debt securities, requires recognition of lifetime expected credit losses through an allowance account at the time the security is purchased. The Company measures expected credit losses on its HTM debt securities on a collective basis by major security type. The Company's HTM securities portfolio consists of low income housing tax-exempt bonds and private label residential MBS. Low income housing tax-exempt bonds share similar risk characteristics with the Company's CRE, non-owner occupied or construction and land loan pools, given the similarity in underlying assets or collateral. Accordingly, expected credit losses on HTM securities are estimated using the same models and approaches as these loan pools, which utilize risk parameters (PD, LGD and EAD) in the measurement of expected credit losses. The historical data used to estimate probability of default and severity of loss in the event of default is derived or obtained from internal and external sources and adjusted for the expected effects of reasonable and supportable forecasts over the expected lives of the securities. Accrued interest receivable on HTM securities, which is included in Other assets on the Consolidated Balance Sheet, is excluded from the estimate of expected credit losses.

The credit loss model under ASC 326-30, applicable to AFS debt securities, requires recognition of credit losses through an allowance account with credit losses recognized once securities become impaired. For AFS debt securities, a decline in fair value due to credit loss results in recognition of an ACL. Impairment may result from credit deterioration of the issuer or collateral underlying the security. An assessment to determine whether a decline in fair value resulted from a credit loss is performed at the individual security level. Among other factors, the Company considers: 1) the extent to which the fair value is less than the amortized cost basis; 2) the financial condition and near term prospects of the issuer, including consideration of relevant financial metrics or ratios of the issuer; 3) any adverse conditions related to an industry or geographic area of an issuer; 4) any changes to the rating of the security by a rating agency; and 5) any past due principal or interest payments from the issuer. If an assessment of the above factors indicates a credit loss exists, the Company records an ACL for the excess of the amortized cost basis over the present value of cash flows expected to be collected, limited to the amount that the security's fair value is less than its amortized cost basis. Subsequent changes in the ACL are recorded as a provision for (or recovery of) credit loss expense. Interest accruals and amortization and accretion of premiums and discounts are suspended and any unpaid accrued interest is reversed when a credit loss is recognized in earnings. Any interest received after the security has been placed on nonaccrual status is recognized on a cash basis. Accrued interest receivable on AFS debt securities, which is included in Other assets on the Consolidated Balance Sheet, is excluded from the estimate of expected credit losses.

For each AFS security in an unrealized loss position, the Company also considers: 1) its intent to hold the security until anticipated recovery of the security's fair value; and 2) whether it is more-likely-than not the Company would be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the debt security is written down to its fair value. At such time, any unrealized holding losses recorded in AOCI are reversed and the write-down is charged against the ACL with any incremental impairment recorded in earnings.

Charge-offs are made through reversal of the ACL and a direct charge to the amortized cost basis of the AFS security. The Company considers the following events to be indicators that a charge-off should be taken: 1) bankruptcy of the issuer; 2) significant adverse event(s) affecting the issuer in which it is improbable for the issuer to make its remaining payments on the security; and 3) significant loss of value of the underlying collateral behind a security. Recoveries on debt securities, if any, are recorded in the period received.

Restricted stock

WAB is a member of the Federal Reserve System and, as part of its membership, is required to maintain stock in the FRB in a specified ratio to its capital. In addition, WAB is a member of the FHLB system and, accordingly, maintains an investment in the capital stock of the FHLB based on the borrowing capacity used. These investments are considered equity securities with no actively traded market. Therefore, the shares are considered restricted investment securities. These investments are carried at cost, which is equal to the value at which they may be redeemed. Dividend income received from the stock is reported in interest income. The Company conducts a periodic review and evaluation of its restricted stock to determine if any impairment exists. No impairment has been recorded to date.

Loans held for sale

The Company's loans HFS primarily consist of purchased and originated 1-4 family residential mortgage loans to be sold or securitized through its mortgage banking business. These loans are reported at either fair value, or the lower of cost or fair value, depending on the acquisition source, as further described below.

The Company has generally elected to record loans purchased from correspondent sellers or originated directly to consumers at fair value to more timely reflect the Company's performance. The Company may also elect to record certain delinquent loans repurchased under the terms of the GNMA MBS program, referred to as EBO loans, at fair value. Changes in fair value of loans HFS are reported in current period income as a component of Net gain on loan origination and sale activities in the Consolidated Income Statement. Alternatively, loans repurchased from investors are generally reported at the lower of cost or fair value. For these repurchased loans, the amount by which cost exceeds fair value is accounted for as a valuation allowance and any changes in the valuation allowance are included in Net gain on loan origination and sale activities in the Consolidated Income Statement.

The Company recognizes a transfer of loans as a sale when it surrenders control over the transferred loans. Control is considered to be surrendered when the transferred loans have been legally isolated from the Company, the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans, and the Company does not maintain effective control over the transferred loans through either an agreement that entitles or obligates the Company to repurchase or redeem the loans before their maturity or the ability to unilaterally cause the holder to return loans. If the transfer of loans qualifies as a sale, the Company derecognizes such loans. If the transfer of loans does not qualify as a sale, the proceeds from the transfer are accounted for as secured borrowings.

Loan acquisition and origination fees on loans HFS consist of fees earned by the Company for purchasing and originating loans and are recognized at the time the loans are purchased or originated. These fees generally represent flat, per loan fee amounts and are included as Net gain on loan origination and sale activities in the Consolidated Income Statement.

Recognition of interest income on non-government guaranteed or uninsured loans HFS is suspended and accrued unpaid interest receivable is reversed through interest income when loans become 90 days delinquent or when recovery of income and principal becomes doubtful. Loans return to accrual status when the principal and interest become current and it is probable the amounts are fully collectible. For government guaranteed or insured loans HFS that are 90 days delinquent, the Company generally continues to recognize interest income at a rate between the debenture and notes rates, as adjusted for probability of default, for FHA loans and at the note rate for VA and USDA loans, less estimated losses for certain nonrecoverable expenses.

At times, the Company may also transfer loans from its HFI portfolio to HFS. Loans transferred from HFI to HFS will be transferred at the lower of amortized cost basis (adjusted for any charge-offs) or fair value. If the amortized cost basis of the transferred loan exceeds its fair value and the fair value decline is determined to be due to credit quality, a charge-off is recorded against the ACL upon transfer. If the fair value decline is determined not to be credit related, a valuation allowance equal to the difference between the amortized cost and fair value of the loan will be established on the transfer date and any subsequent changes in the valuation allowance will be recognized in earnings. Any ACL previously recorded on transferred loans will be reversed and recognized in earnings at the time of the transfer.

If management determines it no longer intends to sell loans classified as HFS, such loans will be transferred to HFI. Loans transferred from HFS to HFI are transferred at amortized cost and any valuation allowance previously recorded is reversed and recognized in earnings at the time of the transfer. The loans are then subject to ACL measurement.

Loans held for investment

Loans HFI are loans management has the intent and ability to hold for the foreseeable future or until maturity or payoff and are reported at amortized cost. Amortized cost is the amount of unpaid principal, adjusted for unamortized net deferred fees and costs, premiums and discounts, and charge-offs. In addition, the amortized cost basis of loans subject to fair value hedges are adjusted for changes in value attributable to the effective portion of the hedged benchmark interest rate risk.

The Company may also purchase loans or acquire loans through a business combination. At the purchase or acquisition date, loans are evaluated to determine whether there has been more than insignificant credit deterioration since origination. Loans that have experienced more than insignificant credit deterioration since origination are referred to as PCD loans. In its evaluation of whether a loan has experienced more than insignificant deterioration in credit quality since origination, the Company takes into consideration loan grades, past due and nonaccrual status, and loan modifications to borrowers experiencing financial difficulty. The Company may also consider external credit rating agency ratings for borrowers and for non-commercial loans, FICO score or band, probability of default levels, and number of times past due. At the purchase or acquisition date, the amortized cost basis of PCD loans is equal to the purchase price and an initial estimate of credit losses. The initial recognition of expected credit losses on PCD loans has no impact on net income. When the initial measurement of expected credit losses on PCD loans is calculated on a pooled loan basis, the expected credit losses are allocated to each loan within the pool. Any difference between the initial amortized cost basis and the unpaid principal balance of the loan represents a noncredit discount or premium, which is accreted (or amortized) into interest income over the life of the loan. Subsequent changes to the ACL on PCD loans are recorded through the provision for credit losses. For purchased loans not deemed to have experienced more than insignificant credit deterioration since origination and are therefore not deemed PCD, any discounts or premiums included in the purchase price are accreted (or amortized) over the contractual life of the individual loan. In contrast to PCD loans, the initial estimate of expected credit losses on loans not deemed to have experienced more than insignificant deterioration since origination is recognized in net income. For additional information, see "Note 4. Loans, Leases and Allowance for Credit Losses" of these Notes to Consolidated Financial Statements.

The Company generally applies the contractual method whereby loan origination fees less direct loan origination costs (net deferred fees), as well as premiums and discounts and certain purchase accounting adjustments, are amortized over the contractual life of the loan through interest income. If a loan has scheduled payments, the amortization of net deferred fees is calculated using the interest method over the contractual life of the loan. If a loan does not have scheduled payments, such as a revolving line of credit, net deferred loan fees are recognized as interest income on a straight-line basis over the term of the revolver. When loans are repaid, any remaining unamortized balances of net deferred fees, premiums, or discounts are recognized as interest income. Net deferred fees on commitments where the likelihood of exercise is more than remote are deferred until the commitment is drawn upon. A proportional amount of the net deferred fees, based on the amount drawn compared to the total commitment, are recognized through interest income using the interest method over the remaining life of the commitment. Upon expiration of the commitment, any remaining unamortized net deferred fees are recognized as non-interest income through Service charges and loan fees. Fees based on a percentage of a customer's unused line of credit are recognized when the amount is determinable and fees related to standby letters of credit are recognized over the commitment period. These fees are recorded as non-interest income through Service charges and loan fees.

Nonaccrual loans

When a borrower discontinues making payments as contractually required by the note, the Company must determine whether it is appropriate to continue to accrue interest. The Company ceases accruing interest income when a loan becomes delinquent by more than 90 days or when management determines the full repayment of principal and collection of interest according to contractual terms is no longer likely. Past due status is based on the contractual terms of the loan. The Company may decide to continue to accrue interest on certain loans more than 90 days delinquent if the loans are well-secured by collateral and in the process of collection. For government guaranteed or insured loans that are 90 days delinquent, the Company continues to recognize interest income at a rate between the debenture rate and note rates, as adjusted for probability of default for FHA loans and at the note rate for VA and USDA loans, less estimated losses for certain nonrecoverable expenses.

For all loans HFI, when a loan is placed on nonaccrual status, all interest accrued but uncollected is reversed against interest income in the period in which the status is changed, and the Company makes a loan-level decision to apply either the cash basis or cost recovery method. The Company may recognize income on a cash basis when a payment is received on a nonaccrual loan provided the collection of the remaining recorded investment in the loan is deemed to be fully collectible. Under the cost recovery method, subsequent payments received from the customer are applied to principal and generally no further interest income is recognized until the loan principal has been paid in full or until circumstances have changed such that payments are again consistently received as contractually required. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Modifications of loans to borrowers experiencing financial difficulty

The Company may agree to modify the terms of a loan to a borrower experiencing financial difficulty. Loans graded Substandard or worse are often characterized by inadequate paying capacity of the borrower and therefore, modifications of these loans are generally considered to be made to borrowers experiencing financial difficulty. The loan terms that may be modified or restructured due to a borrower's financial situation include principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, a term extension, or a combination of these terms.

Credit quality indicators

Loans are regularly reviewed to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company's risk rating methodology assigns risk ratings ranging from 1 to 9, where a higher rating represents higher risk. The Company differentiates its loan segments based on shared risk characteristics for which expected credit losses are measured on a pool basis.

The nine risk rating categories can generally be described by the following groupings for loans:

"Pass" (grades 1 through 5): The Company has five pass risk ratings, which represent a level of credit quality that ranges from having no well-defined deficiency or weakness to some noted weakness; however, the risk of default on any loan classified as pass is expected to be remote. The five pass risk ratings are described below:

    Minimal risk. Consist of loans that are fully secured either with cash held in a deposit account at the Bank or by readily marketable securities with an acceptable margin based on the type of security pledged.

    Low risk. Consist of loans with a high investment grade rating equivalent.

    Modest risk. Consist of loans where the credit facility greatly exceeds all policy requirements or with policy exceptions that are appropriately mitigated. A secondary source of repayment is verified and considered sustainable. Collateral coverage on these loans is sufficient to fully cover the debt as a tertiary source of repayment. Debt of the borrower is low relative to borrower's financial strength and ability to pay.

    Average risk. Consist of loans where the credit facility meets or exceeds all policy requirements or with policy exceptions that are appropriately mitigated. A secondary source of repayment is available to service the debt. Collateral coverage is more than adequate to cover the debt. The borrower exhibits acceptable cash flow and moderate leverage.

    Acceptable risk. Consist of loans with an acceptable primary source of repayment but a less than preferable secondary source of repayment. Cash flow is adequate to service debt but there is minimal excess cash flow. Leverage is moderate or high.

"Special mention" (grade 6): These are generally assets that possess potential weaknesses that warrant management's close attention. These loans may involve borrowers with adverse financial trends, higher debt-to-equity ratios, or weaker liquidity positions, but not to the degree of being considered a "problem loan" where risk of loss may be apparent. Loans in this category are usually performing as agreed, although there may be non-compliance with financial covenants.

"Substandard" (grade 7): These assets are characterized by well-defined credit weaknesses and carry the distinct possibility the Company will sustain some loss if such weakness or deficiency is not corrected. All loans 90 days or more past due and all loans on nonaccrual status are considered at least "Substandard," unless extraordinary circumstances would suggest otherwise.

"Doubtful" (grade 8): These assets have all the weaknesses inherent in those classified as "Substandard" with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable, but because of certain known factors that may work to the advantage and strengthening of the asset (for example, capital injection, perfecting liens on additional collateral and refinancing plans), classification as "Loss" is deferred until a more precise status may be determined. Due to the high probability of loss, loans classified as "Doubtful" are placed on nonaccrual status.

"Loss" (grade 9): These assets are considered uncollectible and having such little recoverable value, it is not practical to defer writing off the asset. This classification does not mean the loan has absolutely no recovery or salvage value, but rather it is not practicable or desirable to defer writing off the asset, even though partial recovery may be achieved in the future.

Allowance for credit losses on loans HFI

Credit risk is inherent in the business of extending loans and leases to borrowers and is continuously monitored by management and reflected within the ACL. The ACL is an estimate of life-of-loan losses for the Company's loans HFI. The ACL is a valuation account that is deducted from the amortized cost basis of loans HFI to present the net amount expected to be collected. The estimate of expected credit losses excludes accrued interest receivable on these loans, except for accrued interest related to the Residential-EBO loan pool. Accrued interest receivable, net of an ACL on the Residential-EBO loan pool, is included in Other assets on the Consolidated Balance Sheet. The ACL on loans HFI includes an estimate of future charge-offs as well as an offset for expected recoveries of amounts previously charged-off. The Company formally re-evaluates and establishes the appropriate level of the ACL on a quarterly basis.

Determining the appropriateness of the allowance is complex and requires judgment by management about the effects of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio or particular segments of the loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the ACL and provision for credit losses in those future periods. The allowance level is influenced by loan volumes and mix, average remaining maturities, loan performance metrics, asset quality characteristics, delinquency status, historical credit loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the ACL has two basic components: first, an asset-specific component involving individual loans that do not share similar risk characteristics with other loans and the measurement of expected credit losses for such individual loans and second, a pooled component for estimated expected credit losses for loans that share similar risk characteristics.

Loans that do not share risk characteristics with other loans

Loans that do not share risk characteristics with other loans are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. These loans consist of loans with unique features or loans that no longer share risk characteristics with other pooled loans. The process for determining whether a loan should be evaluated on an individual basis begins with a determination of credit rating. With the exception of residential loans, all loans graded Substandard or worse with a total commitment of $1.0 million or more are evaluated on an individual basis. For these loans, the allowance is based primarily on the fair value of the underlying collateral, utilizing independent third-party appraisals, and assessment of borrower guarantees.

Loans that share similar risk characteristics with other loans

In estimating the component of the ACL for loans that share similar risk characteristics, loans are segregated into loan segments with shared risk characteristics. The Company's primary portfolio segments align with the methodology applied in estimating the ACL under CECL. Loans are designated and pooled into loan segments based on product types, business lines, and other risk characteristics.

In determining the ACL, the Company derives an estimate of expected credit losses primarily using an expected loss methodology that incorporates risk parameters (PD, LGD, and EAD), which are derived from various vendor models, internally-developed statistical models, or non-statistical estimation approaches. Probability of default is projected in these models or estimation approaches using a single economic scenario and were developed to incorporate relevant information about past events, current conditions, and reasonable and supportable forecasts. With the exception of the Company's residential loan segment, the Company's PD models define default as loans that are 90 days past due, on nonaccrual status, have a charge-off, or obligor bankruptcy. Input reversion is used for the warehouse lending, municipal and nonprofit, equity fund resources, and residential loan portfolio segment models as these loan portfolio segments have limited or no loss history. Under input reversion, economic forecasts revert to their historical trends after a reasonable forecast horizon. Output reversion is used for all other loan portfolio segment models. Under output reversion, the models revert to the Company's historical losses beyond a certain reasonable period by incorporating, after the forecast period, a one-year linear reversion to the long-term reversion rate in year three through the remaining life of the loans within the respective segments. LGDs are typically derived from the Company's historical loss experience. However, for the warehouse lending and municipal and nonprofit loan segments, where the Company has either zero (or near zero) losses, or has a limited loss history through the last economic downturn, certain non-modeled methodologies are employed to estimate LGD. Factors utilized in calculating average LGD vary for each loan segment and are further described below. EAD refers to the Company's exposure to loss at the time of borrower default. For revolving lines of credit, the Company incorporates an expectation of increased line utilization for a higher EAD on defaulted loans based on historical experience. For term loans, EAD is calculated using an amortization schedule based on contractual loan terms, adjusted for a prepayment rate assumption. Prepayment trends are sensitive to interest rates and the macroeconomic environment. Fixed rate loans are more influenced by interest rates, whereas variable rate loans are more influenced by the macroeconomic environment. After the quantitative expected loss estimates are calculated, management then adjusts these estimates to incorporate consideration of different probability weighted economic scenarios, current trends and conditions not captured in the quantitative loss estimates, through the use of qualitative and/or environmental factors.

The following provides credit quality indicators and risk elements most relevant in monitoring and measuring the ACL on loans for each of the loan portfolio segments identified:

Warehouse lending

The warehouse lending portfolio segment consists of mortgage warehouse lines, MSR financing facilities, and note finance loans, which have a monitored borrowing base to mortgage companies and similar lenders and are primarily structured as commercial and industrial loans. The collateral for these loans is primarily comprised of residential whole loans and MSRs, with the borrowing base of these loans tightly monitored and controlled by the Company. The primary support for these loans takes the form of pledged collateral, with secondary support provided by the capacity of the financial institution. The collateral-driven nature of these loans distinguish them from traditional commercial and industrial loans. These loans are impacted by interest rate shocks, residential lending rates, prepayment assumptions, and general real estate stress. As a result of the unique loan characteristics, limited historical default and loss experience, and the collateral nature of this loan portfolio segment, the Company uses a non-modeled approach to estimate expected credit losses, leveraging grade information, grade migration history, and management judgment.

Municipal and nonprofit

The municipal and nonprofit portfolio segment consists of loans to local governments, government-operated utilities, special assessment districts, hospitals, schools and other nonprofits. These loans are generally, but not exclusively, entered into for the purpose of financing real estate investment or for refinancing existing debt and are primarily structured as commercial and industrial loans. Loans are supported by taxes or utility fees, and in some cases tax liens on real estate, operating revenue of the institution, or other collateral types. While unemployment rates and the market valuation of residential properties have an effect on the tax revenues supporting these loans, these loans tend to be less cyclical in comparison to similar commercial loans due to reliance on diversified tax bases. The Company uses a non-modeled approach to estimate expected credit losses for this portfolio segment, leveraging grade information and historical municipal default rates.

Tech & innovation

The tech & innovation portfolio segment is comprised of commercial loans originated within this business line and are not collateralized by real estate. The source of repayment of these loans is generally expected to be the income generated from the business or contributions from ownership to sustain the business's growth model. Expected credit losses for this loan segment are estimated using internally-developed models. These models incorporate market level and company-specific factors such as financial statement variables, adjusted for the current stage of the credit cycle and for the Company's loan performance data such as delinquency, utilization, maturity, and size of the loan commitment under specific macroeconomic scenarios to produce a probability of default. Macroeconomic variables include average investment to GDP and treasury yields. LGD and the prepayment rate assumption for EAD are driven by unemployment levels for this loan segment.

Equity fund resources

The equity fund resources portfolio segment is comprised of commercial loans to private equity and venture capital funds. The primary source of repayment of these loans is typically uncalled capital commitments from institutional investors and high net worth individuals. The Company uses a non-modeled approach to estimate expected credit losses for this portfolio segment, leveraging loan grade information.

Other commercial and industrial

The other commercial and industrial segment is comprised primarily of commercial and industrial loans to middle market companies and large corporations that are not collateralized by real estate. The models used to estimate expected credit losses for middle-market companies are the same as those used for the tech & innovation portfolio segment. The estimate of expected credit losses for loans to large corporations incorporates the use of an internally-developed PD model tailored to large, publicly traded companies.

Commercial real estate, owner-occupied

The CRE, owner-occupied portfolio segment is comprised of commercial loans collateralized by real estate, where the borrower has a business that occupies the property. These loans are typically entered into for the purpose of providing real estate finance or improvement. The primary source of repayment of these loans is the income generated by the business and where rental or sale of the property may provide secondary support for the loan. These loans are sensitive to general economic conditions as well as the market valuation of CRE properties. The PD estimate for this loan segment is modeled using the same internally-developed model as the commercial and industrial loan segment. LGD for this loan segment is driven by property appreciation and the ratio of fixed investment to GDP. The prepayment rate assumption for EAD is driven by unemployment levels.

Hotel franchise finance

The hotel franchise finance segment is comprised of loans originated within this business line and are collateralized by real estate, where the owner is not the primary tenant. These loans are typically entered into for the purpose of financing or the improvement of commercial investment properties. The primary source of repayment of these loans are the rents paid by tenants and where the sale of the property may provide secondary support for the loan. These loans are sensitive to the market valuation of CRE properties, rental rates, and general economic conditions. The vendor model used to estimate expected credit losses for this loan segment projects PD and EAD based on multiple macroeconomic scenarios by modeling how macroeconomic conditions affect the commercial real estate market. Real estate market factors utilized in this model include vacancy rate, rental growth rate, net operating income growth rate, and commercial property price changes for each specific property type. The model then incorporates loan and property-level characteristics including debt coverage, leverage, collateral size, seasoning, and property type. LGD for this loan segment is derived from a non-modeled approach that is driven by property appreciation and the prepayment rate assumption for EAD is driven by the property appreciation for fixed rate loans and unemployment levels for variable rate loans.

Other commercial real estate, non-owner occupied

The other commercial real estate, non-owner occupied segment is comprised of loans collateralized by real estate where the owner is not the primary tenant, and not originated within the Company's specialty business lines. The model used to estimate expected credit losses for this loan segment is the same as the model used for the hotel franchise finance portfolio segment.

Residential

The residential loan portfolio segment is comprised of loans collateralized primarily by first liens on 1-4 residential family properties and home equity lines of credit collateralized by either first liens or junior liens on residential properties. The primary source of repayment of these loans is the value of the property and the capacity of the owner to make payments on the loan. Unemployment rates and the market valuation of residential properties will impact the ultimate repayment of these loans. The residential mortgage loan model is a vendor model that projects PD, LGD severity, prepayment rate, and EAD to calculate expected losses. The model is intended to capture the borrower's payment behavior during the lifetime of the residential loan by incorporating loan level characteristics such as loan type, coupon, age, loan-to-value, and credit score and economic conditions such as Home Price Index, interest rate, and unemployment rate. A default event for residential loans is defined as 60 days or more past due, with property appreciation as the driver for LGD results. The prepayment rate assumption for EAD for residential loans is based on industry prepayment history.

PD for HELOCs is derived from an internally-developed model that incorporates loan level information such as delinquency status, loan term, and FICO score and macroeconomic conditions such as property appreciation. LGD for this loan segment is driven by property appreciation and lien position. EAD for HELOCs is calculated based on utilization rate assumptions using a non-modeled approach and also incorporates management judgment.

Residential - EBO

The residential EBO loan portfolio segment is comprised of government guaranteed or insured loans collateralized primarily by first liens on 1-4 residential family properties purchased from GNMA pools, which were at least three months delinquent at the time of purchase. These loans differ from the residential loans included in the Company's Residential loan portfolio segment as the principal balance of these loans are government guaranteed or insured. The Company has not recognized an ACL on this portfolio segment as management's expectation of nonpayment of the amortized cost basis, based on historical losses, adjusted for current and forecasted conditions, is zero.

The estimate of expected credit losses related to accrued interest and other fees for the Residential-EBO loan pool is based on an expected loss methodology that incorporates risk parameters, PD and LGD, which are derived from an internally-developed statistical model. PD is derived from delinquency transition rates based on historical data and LGD is derived from historical losses.

Construction and land development

The construction and land portfolio segment is comprised of loans collateralized by land or real estate, which are entered into for the purpose of real estate development. The primary source of repayment of these loans is the eventual sale or refinance of the completed project and where claims on the property provide secondary support for the loan. These loans are impacted by the market valuation of CRE and residential properties and general economic conditions that have a higher sensitivity to real estate markets compared to other real estate loans. Default risk of a property is driven by loan-specific drivers, including loan-to-value, maturity, origination date, and the MSA in which the property is located, among other factors. The variables used in the internally-developed model include loan level drivers such as origination loan-to-value, loan maturity, and macroeconomic drivers such as property appreciation, MSA level unemployment rate, and national GDP growth. LGD for this loan segment is driven by property appreciation. The prepayment rate assumption for EAD is driven by the property appreciation for fixed rate loans and unemployment levels for variable rate loans.

Other

The other portfolio consists of loans not already captured in one of the aforementioned loan portfolio segments, which include, but may not be limited to, overdraft lines for treasury services, credit cards, consumer loans not collateralized by real estate, and small business loans collateralized by residential real estate. The consumer and small business loans are supported by the capacity of the borrower and the valuation of any collateral. General economic factors such as unemployment will have an effect on these loans. The Company uses a non-modeled approach to estimate expected credit losses, leveraging average historical default rates. LGD for this loan segment is driven by unemployment levels and lien position. The prepayment rate assumption for EAD is driven by the BBB corporate spread for fixed rate loans and unemployment levels for variable rate loans.

Transfers of financial assets

A transfer of a financial asset is accounted for as a sale when control over the asset has been surrendered. Control over a transferred asset is deemed surrendered when the: 1) asset has been isolated from the Company; 2) transferee obtains the right to pledge or exchange the transferred asset; and 3) Company no longer maintains effective control over the transferred asset. If a transfer of a financial asset does not qualify as a sale, the proceeds from the transfer are accounted for as a secured borrowing.

Premises and equipment

Premises and equipment amounts are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated life of the improvement. Depreciation and amortization are computed using the following estimated lives:

	Years
Bank premises	31
Furniture, fixtures, and equipment	3 - 15
Leasehold improvements	3 - 10
Software	1 - 10

Management periodically reviews premises and equipment for impairment to determine whether facts and circumstances suggest the value of an asset is not recoverable. Useful lives of these assets are also reviewed periodically with any changes to depreciation recognized prospectively over the new remaining useful life.

Other assets acquired through foreclosure

Other assets acquired through foreclosure consist primarily of properties acquired as a result of, or in-lieu-of, foreclosure. Properties and other repossessed property are classified in Other assets in the Consolidated Balance Sheet and are initially reported at fair value of the asset less estimated selling costs. Subsequent adjustments are based on the lower of carrying value or fair value less estimated costs to sell the property, which is evaluated at least annually. Costs related to the development or improvement of these assets are capitalized and costs related to holding the assets are charged to non-interest expense. When properties with operations are acquired, rental agreements are evaluated to determine lease classification, which is generally operating. Rental income from operating leases is recognized on a straight-line basis over the lease term.

Off-balance sheet credit exposures, including unfunded loan commitments

The Company maintains a separate ACL on off-balance-sheet credit exposures, including unfunded loan commitments, financial guarantees, and letters of credit, which is classified in Other liabilities on the Consolidated Balance Sheet. The ACL on off-balance sheet credit exposures is adjusted through increases or decreases to the provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, an estimate of EAD derived from utilization rate assumptions using a non-modeled approach, and PD and LGD estimates derived from the same models and approaches for the Company's other loan portfolio segments described in the ACL on loans HFI section within this note. The Company does not record a credit loss estimate for off-balance sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement.

Mortgage servicing rights

The Company generates MSRs from its mortgage banking business. When the Company sells mortgage loans in the secondary market and retains the right to service these loans, a servicing right asset is capitalized at the time of sale when the benefits of servicing are deemed to be greater than adequate compensation for performing the servicing activities. MSRs represent the then-current fair value of future net cash flows expected to be realized from performing servicing activities. The Company has elected to subsequently measure MSRs at fair value and report changes in fair value in current period income as a component of Net loan servicing revenue in the Consolidated Income Statement.

The Company may in the ordinary course of business sell MSRs and will recognize, as of the trade date, a gain or loss on the sale equal to the difference between the carrying value of the transferred MSRs and the estimated proceeds to be received as consideration. The Company subsequently derecognizes MSRs when substantially all of the risks and rewards of ownership are irrevocably passed to the transferee and any protection provisions retained by the Company are minor and can be reasonably estimated, which typically occurs on the settlement date. Protection provisions are considered to be minor if the obligation created by such provisions is estimated to be no more than 10 percent of the sales price and the Company retains the risk of prepayment for no more than 120 days. The Company records an estimated liability for retained protection provisions as of the trade date, with any changes in the estimated liability recorded in earnings. In addition, fees to transfer loans associated with the sold MSRs to a new servicer are also recorded on the settlement date. Gains or losses on sales of MSRs, net of retained protection provisions, and transfer fees are included in Net loan servicing revenue in the Consolidated Income Statement.

Leases (lessee)

At inception, contracts are evaluated to determine whether the contract constitutes a lease agreement. For contracts that are determined to be an operating lease, a corresponding ROU asset and operating lease liability are recorded in separate line items on the Consolidated Balance Sheet. A ROU asset represents the Company's right to use an underlying asset during the lease term and a lease liability represents the Company's commitment to make contractually obligated lease payments. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease and are based on the present value of lease payments over the lease term. The measurement of the operating lease ROU asset includes any lease payments made and is reduced by lease incentives that are paid or are payable to the Company. Variable lease payments that depend on an index or rate such as the Consumer Price Index are included in lease payments based on the rate in effect at the commencement date of the lease. Lease payments are recognized on a straight-line basis over the lease term as Occupancy expense in the Consolidated Income Statement.

As the rate implicit in the lease is not readily determinable, the Company's incremental collateralized borrowing rate is used to determine the present value of lease payments. This rate gives consideration to the applicable FHLB collateralized borrowing rates and is based on the information available at the commencement date. The Company has elected to apply the short-term lease measurement and recognition exemption to leases with an initial term of 12 months or less; therefore, these leases are not recorded on the Company's Consolidated Balance Sheet, but rather, lease expense is recognized over the lease term on a straight-line basis. The Company's lease agreements may include options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain the options will be exercised.

The Company also made an accounting policy election to not separate non-lease components from the associated lease component, and instead account for them together as part of the applicable lease component. The majority of the Company's non-lease components such as common area maintenance, parking, and taxes are variable, and are expensed as incurred. Variable payment amounts are determined in arrears by the landlord depending on actual costs incurred.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the identifiable net assets acquired. The Company performs its annual goodwill and intangibles impairment tests as of October 1 each year, or more often if events or circumstances indicate the carrying value may not be recoverable. The Company may first elect to assess, through qualitative factors, whether it is more likely than not goodwill is impaired. If the qualitative assessment indicates potential impairment, a quantitative impairment test is performed. If, based on the quantitative test, a reporting unit's carrying amount exceeds its fair value, a goodwill impairment charge for this difference is recorded to current period earnings as non-interest expense.

The Company's intangible assets consist of correspondent relationships, operating licenses, tradenames, core deposit intangibles, customer relationships, and developed technology assets that are being amortized over periods between five to 40 years.

The Company considers the remaining useful lives of its intangible assets each reporting period, as required by ASC 350, *Intangibles—Goodwill and Other*, to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life has changed, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. The Company has not revised its estimates of the useful lives of its intangible assets during the years ended December 31, 2024, 2023, or 2022.

Low income housing and renewable energy tax credits

The Company holds ownership interests in limited partnerships and limited liability companies that invest in affordable housing and renewable energy projects. These investments are designed to generate a return primarily through the realization of federal tax credits and deductions, which may be subject to recapture by taxing authorities if compliance requirements are not met. The Company accounts for its low income housing investments using the proportional amortization method, with the investment amortized through Income tax expense in proportion to the tax credits and other tax benefits received. Renewable energy projects are accounted for under the deferral method, whereby the investment tax credits are reflected as an immediate reduction in income taxes payable and the carrying value of the asset in the period that the investment tax credits are claimed. The deferred tax credits are amortized over the productive life of the underlying renewable energy projects and recognized as income. See "Note 17. Income Taxes" of these Notes to Consolidated Financial Statements for further discussion.

The Company evaluates its interests in these entities to determine whether it has a variable interest and whether it is required to consolidate these entities. A variable interest is an investment or other interest that will absorb portions of an entity's expected losses or receive portions of the entity's expected residual returns. A VIE is broadly defined as an entity where either: 1) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance or 2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. The Company is required to consolidate a VIE when it is determined to be the primary beneficiary of the VIE's operations.

A variable interest holder is considered to be the primary beneficiary of a VIE if it has both the power to direct the activities of a VIE that most significantly impact the entity's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company's assessment of whether it is the primary beneficiary of a VIE includes consideration of various factors such as: 1) the Company's ability to direct the activities that most significantly impact the entity's economic performance; 2) its form of ownership interest; 3) its representation on the entity's governing body; 4) the size and seniority of its investment; and 5) its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity. The Company is required to evaluate whether to consolidate a VIE both at inception and on an ongoing basis as changes in circumstances require reconsideration.

The Company's investments in qualified affordable housing and renewable energy projects meet the definition of a VIE as the entities are structured such that the limited partner investors lack substantive voting rights. The general partner or managing member has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. Accordingly, as a limited partner, the Company is not the primary beneficiary and is not required to consolidate these entities.

Bank owned life insurance

BOLI is carried at its cash surrender value with changes recorded as Income from bank owned life insurance in the Consolidated Income Statement. The face amount of the underlying life insurance policies totaled $2.1 billion and $452 million as of December 31, 2024 and 2023, respectively. There are no loans offset against the cash surrender values, and there are no restrictions as to the use of proceeds.

Credit linked notes

Credit linked notes are structured to effectively transfer the risk of first losses on a reference pool of loans and are considered to be free standing credit enhancements. These notes are recorded at the amount of the proceeds received, net of debt issuance costs. In addition, as the credit guarantee component of these notes is considered to be free standing, the ACL measured on the reference pool of loans in accordance with ASC 326 is not reduced by the credit guarantee. Rather, a contra debt balance equal to the estimated ACL on the reference pool of loans is recorded, which reduces the carrying value of the notes. The initial contra debt balance and subsequent adjustments are recorded with a corresponding gain or loss on recovery from credit guarantees recognized in earnings.

Stock compensation plans

The Company has an incentive plan that gives the BOD the authority to grant stock awards, consisting of unrestricted stock, stock units, dividend equivalent rights, stock options (incentive and non-qualified), stock appreciation rights, restricted stock, and performance and annual incentive awards. Compensation expense on equity classified stock awards is based on the fair value of the award on the measurement date which, for the Company, is the date of the grant and is recognized ratably over the service period of the award. Forfeitures are estimated at the time of the award grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The fair value of restricted stock and deferred stock unit awards is the market price of the Company's stock on the date of grant. Certain stock awards, such as the Company's performance stock units, also have performance and market conditions that impact vesting. The fair value of the performance conditions component of these awards is based on the market price of the Company's stock on the date of the grant and the estimated number of shares expected to vest at the end of the performance period. The market-based condition is separately valued as of the grant date and is not subsequently revised based on actual performance. A Monte Carlo valuation model is used to determine the fair value of the market-based condition.

See "Note 13. Stockholders' Equity" of these Notes to Consolidated Financial Statements for further discussion of stock awards.

Dividends

WAL is a legal entity separate and distinct from its subsidiaries. As a holding company with limited significant assets other than the capital stock of its subsidiaries, WAL's ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from its subsidiaries. The Company's subsidiaries' ability to pay dividends to WAL is subject to, among other things, their individual earnings, financial condition, and need for funds, as well as federal and state governmental policies and regulations applicable to WAL and each of those subsidiaries, which limit the amount that may be paid as dividends without prior approval. In addition, the terms and conditions of other securities the Company issues may restrict its ability to pay dividends to holders of the Company's common stock. For example, if any required payments on outstanding trust preferred securities are not made, WAL would be prohibited from paying cash dividends on its common stock.

Preferred stock

The Company issued and has outstanding an aggregate of 12,000,000 depositary shares, each representing a 1/400th ownership interest in a share of the Company's 4.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Shares, Series A, par value $0.0001 per share, with a liquidation preference of $25 per Depositary Share (equivalent to $10,000 per share of Series A preferred stock). The Company's Series A preferred stock is perpetual preferred stock that is not subject to any mandatory redemption, resulting in classification as permanent equity. Dividends on preferred stock are recognized on the declaration date and are recorded as a reduction of retained earnings.

Treasury shares

The Company separately presents treasury shares, which represent shares surrendered to the Company equal in value to the statutory payroll tax withholding obligations arising from the vesting of employee restricted stock and performance stock unit awards. Treasury shares are carried at cost.

Derivative financial instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no initial investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

The Company recognizes derivatives as assets or liabilities on the Consolidated Balance Sheet at their fair value in accordance with ASC 815, *Derivatives and Hedging*. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset or liability attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

The Company documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction after the derivative contract is executed. At inception, the Company performs a quantitative assessment to determine whether the derivatives used in hedging transactions are highly effective (as defined in the guidance) in offsetting changes in the fair value of the hedged item. Retrospective effectiveness is assessed, as well as the continued expectation the hedge will remain effective prospectively. After the initial quantitative assessment is performed, on a quarterly basis, the Company performs ongoing qualitative or quantitative hedge effectiveness assessments, as determined at hedge inception. A qualitative assessment takes into consideration any adverse developments related to the counterparty's risk of default and any negative events or circumstances that affect the factors that originally enabled the Company to assess that it could reasonably support an expectation the hedging relationship was and will continue to be highly effective. The Company discontinues hedge accounting prospectively when it is determined a hedge is no longer highly effective. When hedge accounting is discontinued on a fair value hedge that no longer qualifies as an effective hedge, the derivative instrument continues to be reported at fair value on the Consolidated Balance Sheet, but the carrying amount of the hedged item is no longer adjusted for future changes in fair value. The adjustment to the carrying amount of the hedged item that existed at the date hedge accounting is discontinued is amortized over the remaining life of the hedged item into earnings.

The Company uses interest rate contracts to mitigate interest-rate risk associated with changes to the fair value of certain fixed-rate financial instruments (fair value hedges). Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability attributable to the hedged risk, are recorded in the same line item as the offsetting loss or gain on the related interest rate contracts during the period of change. For loans, the gain or loss on the hedged item is included in interest income.

Derivative instruments not designated as hedges, referred to as economic hedges, are reported on the Consolidated Balance Sheet at fair value and the changes in fair value are recognized in earnings as non-interest income during the period of change. The Company enters into commitments to purchase mortgage loans that will be held for sale. These loan commitments, described as IRLCs, qualify as derivative instruments, except those that are originated rather than purchased, and intended for HFI classification. Changes in fair value associated with changes in interest rates are economically hedged by utilizing forward sale commitments, interest rate futures, and interest rate swaps. These hedging instruments are typically entered into contemporaneously with IRLCs. Loans that have been or will be purchased or originated may be used to satisfy the Company's forward sale commitments. In addition, derivative financial instruments are also used to economically hedge the Company's MSR portfolio. Changes in the fair value of derivative financial instruments that hedge IRLCs and loans HFS are included in Net gain on loan origination and sale activities in the Consolidated Income Statement. Changes in the fair value of derivative financial instruments that hedge MSRs are included in Net loan servicing revenue in the Consolidated Income Statement.

The Company may in the normal course of business purchase a financial instrument or originate a loan that contains an embedded derivative instrument. Upon purchasing the instrument or originating the loan, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current earnings, or the Company is unable to reliably identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the Consolidated Balance Sheet at fair value and is not designated as a hedging instrument.

Off-balance sheet instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instrument arrangements consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the balance sheet when funded. These off-balance sheet financial instruments impact, to varying degrees, elements of credit risk in excess of amounts recognized on the Consolidated Balance Sheet. Losses could be experienced when the Company is contractually obligated to make a payment under these instruments and must seek repayment from the borrower, which may not be as financially sound in the current period as they were when the commitment was originally made. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and, in certain instances, may be unconditionally cancellable. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company enters into credit arrangements that generally provide for the termination of advances in the event of a covenant violation or other event of default. As commitments may expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. The commitments are collateralized by the same types of assets used as loan collateral.

The Company also has off-balance sheet arrangements related to its derivative instruments. Derivative instruments are recognized on the Consolidated Balance Sheet at fair value and their notional values are carried off-balance sheet. See "Note 15. Derivatives and Hedging Activities" of these Notes to Consolidated Financial Statements for further discussion.

Fair values of financial instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities. ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value and a three-level valuation hierarchy for disclosure of fair value measurement, and also sets forth disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The Company uses various valuation approaches, including market, income, and/or cost approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are inputs market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would consider in pricing the asset or liability and are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs, as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, prepayment speeds, volatilities, etc.) or model-based valuation techniques where all significant assumptions are observable, either directly or indirectly, in the market.
- Level 3 - Valuation is generated from model-based techniques where one or more significant inputs are not observable, either directly or indirectly, in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques may include use of matrix pricing, discounted cash flow models, and similar techniques.

The availability of observable inputs varies based on the nature of the specific financial instrument. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the lowest level input that is significant to the fair value measurement determines the level in the fair value hierarchy within which the fair value measurement falls in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant who may purchase the asset or assume the liability, rather than an entity-specific measure. When market assumptions are available, ASC 820 requires the Company to consider the assumptions market participants would use to estimate the fair value of the financial instrument at the measurement date.

ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate value.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2024 and 2023. The estimated fair value amounts for December 31, 2024 and 2023 have been measured as of period-end and have not been re-evaluated or updated for purposes of these Consolidated Financial Statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at period-end.

The information in "Note 19. Fair Value Accounting" of these Notes to Consolidated Financial Statements should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company's disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash, cash equivalents, and restricted cash

The carrying amounts reported on the Consolidated Balance Sheet for cash and due from banks approximate their fair value.

Investment securities

The fair values of U.S. Treasury and certain other debt securities as well as publicly traded CRA investments and exchange-listed common and preferred stock are based on quoted market prices and are categorized as Level 1 in the fair value hierarchy.

The fair values of debt securities not classified as Level 1 are primarily determined based on matrix pricing. Matrix pricing is a mathematical technique that utilizes observable market inputs including, yield curves, credit ratings, and prepayment speeds. Fair values determined using matrix pricing are generally categorized as Level 2 in the fair value hierarchy. In addition to matrix pricing, the Company uses other pricing sources, including observed prices on publicly traded securities and dealer quotes, to estimate the fair value of debt securities, which are also categorized as Level 2 in the fair value hierarchy.

Loans HFS

Government-insured or guaranteed, agency-conforming, and certain non-agency loans HFS are salable into active markets. Accordingly, the fair value of these loans is based on quoted market or contracted selling prices or a market price equivalent, which are categorized as Level 2 in the fair value hierarchy.

The fair value of certain non-agency loans HFS as well as other loans that become nonsalable into active markets due to the identification of a defect is determined based on valuation techniques that utilize Level 3 inputs.

Loans HFI

The fair value of loans HFI is estimated based on a discounted cash flow methodology using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality and adjustments the Company believes a market participant would consider in determining fair value based on a third-party independent valuation. As a result, the fair value for loans HFI is categorized as Level 3 in the fair value hierarchy.

Mortgage servicing rights

The fair value of MSRs is estimated using a discounted cash flow model that incorporates assumptions a market participant would use in estimating the fair value of servicing rights, including, but not limited to, option adjusted spread, conditional prepayment rate, servicing fee rate, and cost to service. As a result, the fair value for MSRs is categorized as Level 3 in the fair value hierarchy.

Accrued interest receivable and payable

The carrying amounts reported on the Consolidated Balance Sheet for accrued interest receivable and payable approximate their fair values.

Derivative financial instruments

All derivatives are recognized on the Consolidated Balance Sheet at fair value. The valuation methodologies used to estimate the fair value of derivative instruments varies by type. Interest rate contracts, foreign currency contracts, and forward purchase and sales contracts are measured based on valuation techniques using Level 2 inputs, such as quoted market price, contracted selling price, or a market price equivalent. IRLCs are measured based on valuation techniques that consider loan type, underlying loan amount, maturity date, note rate, loan program, and expected settlement date, with Level 3 inputs for the servicing release premium and pull-through rate. These measurements are adjusted at the loan level to consider the servicing release premium and loan pricing adjustment specific to each loan. The base value is then adjusted for the pull-through rate. The pull-through rate and servicing fee multiple are unobservable inputs based on historical experience.

Deposits

The fair value for demand and savings deposits is by definition equal to the amount payable on demand at the reporting date (that is, their carrying amount), as these deposits do not have a contractual term. The carrying amount for variable rate deposit accounts approximates their fair value. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies both market interest rates and rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on these deposits. The fair value measurement of deposit liabilities is categorized as Level 2 in the fair value hierarchy.

FHLB advances and repurchase agreements

The fair values of the Company's borrowings are estimated using discounted cash flow analyses, based on the market rates for similar types of borrowing arrangements. The carrying value of FHLB advances and repurchase agreements approximate their fair values due to their floating rates and short durations or recent execution and have been categorized as Level 2 in the fair value hierarchy.

Credit linked notes

The fair value of credit linked notes is based on observable inputs, when available, and as such, credit linked notes are categorized as Level 2 liabilities.

Subordinated debt

The fair value of subordinated debt is based on the market rate for the respective subordinated debt security. Subordinated debt has been categorized as Level 2 in the fair value hierarchy.

Junior subordinated debt

Junior subordinated debt is valued based on a discounted cash flow model which uses the Treasury Bond rates and the 'BB' rated financial indexes as inputs. Junior subordinated debt has been categorized as Level 3 in the fair value hierarchy.

Income taxes

The Company is subject to income taxes in the United States and files a consolidated federal income tax return with all of its subsidiaries, with the exception of BW Real Estate, Inc. Deferred income taxes are recorded to reflect the effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and their income tax bases using enacted tax rates expected to be in effect when the taxes are actually paid or recovered. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net DTAs are recorded to the extent these assets will more-likely-than-not be realized. In making these determinations, all available positive and negative evidence is considered, including scheduled reversals of deferred tax liabilities, tax planning strategies, projected future taxable income, and recent operating results. If it is determined that deferred income tax assets to be realized in the future are in excess of their net recorded amount, an adjustment to the valuation allowance will be recorded, which will reduce the Company's provision for income taxes.

A tax benefit from an unrecognized tax benefit may be recognized when it is more-likely-than-not the position will be sustained upon examination, including related appeals or litigation, based on technical merits. Income tax benefits must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

Interest and penalties on income taxes are recognized as part of interest income or expense and non-interest expense, respectively, in the Consolidated Income Statement. See "Note 17. Income Taxes" of these Notes to Consolidated Financial Statements for further discussion on income taxes.

Non-interest income

Non-interest income includes revenue associated with mortgage banking and commercial banking activities, investment securities, equity investments, and BOLI. These non-interest income streams are primarily generated by different types of financial instruments held by the Company for which there is specific accounting guidance and therefore, are not within the scope of ASC 606, *Revenue from Contracts with Customers*.

Non-interest income amounts within the scope of ASC 606 include certain service charges and fees, debit and credit card interchange fees, and legal settlement services fees. Service charges and fees consist of fees earned from performance of account analysis, general account services, and other deposit account services. These fees are recognized as the related services are provided. Card income includes fees earned from customer use of debit and credit cards, interchange income from merchants, and international charges. Card income is generally within the scope of ASC 310, *Receivables*; however, certain processing transactions for merchants, such as interchange fees, are within the scope of ASC 606. The Company generally receives payment for its services during the period or at the time services are provided and, therefore, does not have material contract asset or liability balances at period end. Legal settlement service fees relate to payment services provided for the distribution of funds from legal settlements and are recognized upon transfer of funds to a claimant.

2. INVESTMENT SECURITIES

The carrying amounts and fair values of investment securities at December 31, 2024 and 2023 are summarized as follows:

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(in millions)			
Held-to-maturity				
Tax-exempt	$ 1,350	$ 1	$ (180)	$ 1,171
Private label residential MBS	176	—	(38)	138
Total HTM securities	$ 1,526	$ 1	$ (218)	$ 1,309
Available-for-sale debt securities				
Residential MBS issued by GSEs and GNMA	$ 6,225	$ 16	$ (410)	$ 5,831
U.S. Treasury securities	4,385	1	(3)	4,383
Private label residential MBS	1,148	—	(201)	947
Tax-exempt	921	—	(76)	845
CLO	570	—	—	570
Commercial MBS issued by GSEs and GNMA	447	1	(11)	437
Corporate debt securities	407	—	(21)	386
Other	75	1	(7)	69
Total AFS debt securities	$ 14,178	$ 19	$ (729)	$ 13,468

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(in millions)			
Held-to-maturity				
Tax-exempt	$ 1,243	$ 1	$ (140)	$ 1,104
Private label residential MBS	186	—	(39)	147
Total HTM securities	$ 1,429	$ 1	$ (179)	$ 1,251
Available-for-sale debt securities				
U.S. Treasury securities	$ 4,853	$ 1	$ (1)	$ 4,853
Residential MBS issued by GSEs and GNMA	2,328	3	(359)	1,972
CLO	1,407	1	(9)	1,399
Private label residential MBS	1,320	1	(204)	1,117
Tax-exempt	925	—	(67)	858
Commercial MBS issued by GSEs and GNMA	531	8	(9)	530
Corporate debt securities	411	—	(44)	367
Other	74	4	(9)	69
Total AFS debt securities	$ 11,849	$ 18	$ (702)	$ 11,165

In addition, the Company held equity securities, which primarily consisted of preferred stock and CRA investments, with a fair value of $117 million and $126 million at December 31, 2024 and 2023, respectively. Unrealized gains (losses) on equity securities of $5.1 million and $(1.3) million for the years ended December 31, 2024 and 2023, respectively, were recognized in earnings as a component of Fair value gain (loss) adjustments, net.

Securities with carrying amounts of approximately $4.0 billion and $7.7 billion at December 31, 2024 and 2023, respectively, were pledged for various purposes as required or permitted by law.

The following tables summarize the Company's AFS debt securities in an unrealized loss position, aggregated by major security type and length of time in a continuous unrealized loss position:

| | December 31, 2024 | | | | | |
| | Less Than Twelve Months | | More Than Twelve Months | | Total | |
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(in millions)					
Available-for-sale debt securities						
Residential MBS issued by GSEs and GNMA	$ 18	$ 1,793	$ 392	$ 1,482	$ 410	$ 3,275
U.S. Treasury securities	3	2,185	—	—	3	2,185
Private label residential MBS	—	—	201	939	201	939
Tax-exempt	1	32	75	813	76	845
Corporate debt securities (1)	—	—	21	362	21	362
Commercial MBS issued by GSEs and GNMA	10	220	1	16	11	236
Other	2	32	5	25	7	57
Total AFS securities	$ 34	$ 4,262	$ 695	$ 3,637	$ 729	$ 7,899

(1)   Includes securities with an ACL that have a fair value of $8 million and unrealized losses of $1 million.

| | December 31, 2023 | | | | | |
| | Less Than Twelve Months | | More Than Twelve Months | | Total | |
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(in millions)					
Available-for-sale debt securities						
U.S. Treasury securities	$ 1	$ 2,208	$ —	$ —	$ 1	$ 2,208
Residential MBS issued by GSEs and GNMA	3	174	356	1,551	359	1,725
Private label residential MBS	—	—	204	1,020	204	1,020
CLO	—	—	9	845	9	845
Tax-exempt	3	67	64	773	67	840
Corporate debt securities (1)	—	—	44	359	44	359
Commercial MBS issued by GSEs and GNMA	—	—	9	53	9	53
Other	—	—	9	54	9	54
Total AFS securities	$ 7	$ 2,449	$ 695	$ 4,655	$ 702	$ 7,104

(1)   Includes securities with an ACL that have a fair value of $54 million and unrealized losses of $8 million.

The total number of AFS debt securities in an unrealized loss position at December 31, 2024 is 796, compared to 708 at December 31, 2023.

On a quarterly basis, the Company performs an impairment analysis on its AFS debt securities in an unrealized loss position at the end of the period to determine whether credit losses should be recognized on these securities.

Qualitative considerations made by the Company in its impairment analysis are further discussed below.

Government Issued Securities

U.S. Treasury securities and commercial and residential MBS are issued by either government agencies or GSEs. These securities are either explicitly or implicitly guaranteed by the U.S. government, and are highly rated by major rating agencies. Further, principal and interest payments on these securities continue to be made on a timely basis.

Non-Government Issued Securities

Qualitative factors used in the Company's credit loss assessment of its securities that are not issued and guaranteed by the U.S. government include consideration of any adverse conditions related to a specific security, industry, or geographic region of its securities, any credit ratings below investment grade, the payment structure of the security and the likelihood of the issuer to be able to make payments that increase in the future, and failure of the issuer to make any scheduled principal or interest payments.

For the Company's corporate debt and tax-exempt securities, the Company also considers various metrics of the issuer including days of cash on hand, the ratio of long-term debt to total assets, the net change in cash between reporting periods, and consideration of any breach in covenant requirements. The Company's corporate debt securities are primarily investment grade, issuers continue to make timely principal and interest payments, and the unrealized losses on these security portfolios primarily relate to changes in interest rates and other market conditions not considered to be credit-related issues. The Company continues to receive timely principal and interest payments on its tax-exempt securities and the majority of these issuers have revenues pledged for payment of debt service prior to payment of other types of expenses.

The Company performed a targeted impairment analysis on its AFS debt securities issued by regional banks held in its corporate debt securities portfolio. The Company considered the issuers' credit ratings, probability of default, and other factors. As a result of the analysis, a $1.0 million recovery of credit losses was recognized during the year ended December 31, 2024, compared to an $18.5 million provision of credit losses during the year ended December 31, 2023. The provision for credit losses for the year ended December 31, 2023 included recognition of a $17.1 million charge-off for one debt security issued by a regional bank that was sold. The Company does not intend to sell and it is more likely than not the Company will not be required to sell the remainder of these regional bank debt securities prior to their anticipated recovery, therefore, no additional credit losses on the Company's remaining portfolio have been recognized during the year ended December 31, 2024.

For the Company's private label residential MBS, which consist of non-agency collateralized mortgage obligations secured by pools of residential mortgage loans, the Company also considers metrics such as securitization risk weight factor, current credit support, whether there were any mortgage principal losses resulting from defaults in payments on the underlying mortgage collateral, and the credit default rate over the last twelve months. These securities primarily carry investment grade credit ratings, principal and interest payments on these securities continue to be made on a timely basis, and credit support for these securities is considered adequate.

The Company's CLO portfolio consists of highly rated securitization tranches, containing pools of medium to large-sized corporate, high yield loans. These are variable rate securities that have an investment grade rating of Single-A or better. Unrealized losses on these securities are primarily a function of the differential from the offer price and the valuation mid-market price as well as changes in interest rates.

Unrealized losses on the Company's other securities portfolio relate to taxable municipal and trust preferred securities. The Company is continuing to receive timely principal and interest payments on its taxable municipal securities, these securities continue to be highly rated, and the number of days of cash on hand is strong. The Company's trust preferred securities are investment grade and the issuers continue to make timely principal and interest payments.

The following tables present a rollforward by major security type of the ACL on the Company's AFS debt securities:

	Year Ended December 31, 2024				
	Balance, December 31, 2023	**Recovery of Credit Losses**	**Charge-offs**	**Recoveries**	**Balance, December 31, 2024**
	(in millions)				
Available-for-sale securities					
Corporate debt securities	$ 1.4	$ (1.0)	$ —	$ —	$ 0.4

	Year Ended December 31, 2023				
	Balance, December 31, 2022	Provision for Credit Losses	Charge-offs	Recoveries	Balance December 31, 2023
	(in millions)				
Available-for-sale securities					
Corporate debt securities	$ —	$ 18.5	$ (17.1)	$ —	$ 1.4

The credit loss model under ASC 326-20, applicable to HTM debt securities, requires recognition of lifetime expected credit losses through an allowance account at the time the security is purchased.

The following tables present a rollforward by major security type of the ACL on the Company's HTM debt securities:

	Year Ended December 31, 2024				
	Balance, December 31, 2023	Provision for Credit Losses	Charge-offs	Recoveries	Balance, December 31, 2024
	(in millions)				
Held-to-maturity debt securities					
Tax-exempt	$ 7.8	$ 8.6	$ —	$ —	$ 16.4

	Year Ended December 31, 2023				
	Balance, December 31, 2022	Provision for Credit Losses	Charge-offs	Recoveries	Balance December 31, 2023
	(in millions)				
Held-to-maturity debt securities					
Tax-exempt	$ 5.2	$ 2.6	$ —	$ —	$ 7.8

No allowance has been recognized on the Company's HTM private label residential MBS as losses are not expected due to the Company holding a senior position in these securities.

Accrued interest receivable on HTM securities totaled $5 million at December 31, 2024 and 2023, and is excluded from the estimate of expected credit losses.

The following tables summarize the carrying amount of the Company's investment ratings position as of December 31, 2024 and 2023, which are updated quarterly and used to monitor the credit quality of the Company's securities:

	December 31, 2024							
	AAA	Split-rated AAA/AA+	AA+ to AA-	A+ to A-	BBB+ to BBB-	BB+ and below	Unrated	Totals
	(in millions)							
Held-to-maturity								
Tax-exempt	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,350	$ 1,350
Private label residential MBS	—	—	—	—	—	—	176	176
Total HTM securities (1)	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,526	$ 1,526
Available-for-sale debt securities								
Residential MBS issued by GSEs and GNMA	$ —	$ 5,831	$ —	$ —	$ —	$ —	$ —	$ 5,831
U.S. Treasury securities	—	4,383	—	—	—	—	—	4,383
Private label residential MBS	921	—	26	—	—	—	—	947
Tax-exempt	9	19	348	375	—	—	94	845
CLO	50	—	465	55	—	—	—	570
Commercial MBS issued by GSEs and GNMA	—	437	—	—	—	—	—	437
Corporate debt securities	—	—	—	78	226	82	—	386
Other	—	1	8	2	40	1	17	69
Total AFS securities (1)	$ 980	$ 10,671	$ 847	$ 510	$ 266	$ 83	$ 111	$ 13,468
Equity securities								
Preferred stock	$ —	$ —	$ —	$ —	$ 50	$ 29	$ 12	$ 91
CRA investments	—	26	—	—	—	—	—	26
Total equity securities (1)	$ —	$ 26	$ —	$ —	$ 50	$ 29	$ 12	$ 117

(1)   For rated securities, if ratings differ, the Company uses an average of the available ratings by major credit agencies.

| | | December 31, 2023 | | | | | | |
	AAA	Split-rated AAA/AA+	AA+ to AA-	A+ to A-	BBB+ to BBB-	BB+ and below	Unrated	Totals
				(in millions)				
Held-to-maturity								
Tax-exempt	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,243	$ 1,243
Private label residential MBS	—	—	—	—	—	—	186	186
Total HTM securities (1)	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,429	$ 1,429
Available-for-sale debt securities								
U.S. Treasury securities	$ —	$ 4,853	$ —	$ —	$ —	$ —	$ —	$ 4,853
Residential MBS issued by GSEs and GNMA	—	1,972	—	—	—	—	—	1,972
CLO	79	—	1,265	55	—	—	—	1,399
Private label residential MBS	1,090	—	26	—	—	1	—	1,117
Tax-exempt	9	16	361	386	—	—	86	858
Commercial MBS issued by GSEs and GNMA	—	530	—	—	—	—	—	530
Corporate debt securities	—	—	—	76	211	80	—	367
Other	—	—	9	11	28	4	17	69
Total AFS securities (1)	$ 1,178	$ 7,371	$ 1,661	$ 528	$ 239	$ 85	$ 103	$ 11,165
Equity securities								
Preferred stock	$ —	$ —	$ —	$ —	$ 54	$ 35	$ 11	$ 100
CRA investments	—	26	—	—	—	—	—	26
Total equity securities (1)	$ —	$ 26	$ —	$ —	$ 54	$ 35	$ 11	$ 126

(1) For rated securities, if ratings differ, the Company uses an average of the available ratings by major credit agencies.

A security is considered to be past due once it is 30 days contractually past due under the terms of the agreement. As of December 31, 2024, the Company did not have a significant amount of investment securities that were past due or on nonaccrual status.

The amortized cost and fair value of the Company's debt securities as of December 31, 2024, by contractual maturities, are shown below. MBS are shown separately as individual MBS are comprised of pools of loans with varying maturities. Therefore, these securities are listed separately in the maturity summary.

| | December 31, 2024 | |
	Amortized Cost	Estimated Fair Value
	(in millions)	
Held-to-maturity		
Due in one year or less	$ 35	$ 35
After one year through five years	9	9
After five years through ten years	117	105
After ten years	1,189	1,022
Mortgage-backed securities	176	138
Total HTM securities	$ 1,526	$ 1,309
Available-for-sale		
Due in one year or less	$ 4,404	$ 4,402
After one year through five years	172	167
After five years through ten years	548	531
After ten years	1,234	1,153
Mortgage-backed securities	7,820	7,215
Total AFS securities	$ 14,178	$ 13,468

The following table presents gross gains and losses on sales of investment securities:

	Year Ended December 31,					
	2024		2023		2022	
			(in millions)			
Available-for-sale securities						
Gross gains	$	**19.6**	$	4.0	$	7.5
Gross losses		**(2.2)**		(44.4)		(0.2)
Net gain (loss) on AFS securities	$	**17.4**	$	(40.4)	$	7.3
Equity securities						
Gross gains	$	**—**	$	—	$	—
Gross losses		**—**		(0.4)		(0.5)
Net loss on equity securities	$	**—**	$	(0.4)	$	(0.5)

During the years ended December 31, 2024, 2023, and 2022, the Company sold AFS securities with a carrying value of $4.5 billion, $1.6 billion and $170 million, respectively, and recognized a net gain (loss) of $17.4 million, $(40.4) million, and $7.3 million, respectively. During the year ended December 31, 2024, U.S. Treasury securities and MBS were sold to secure gains, while CLOs were sold as part of the Company's efforts to shift the investment portfolio mix toward high quality liquid assets. During the year ended December 31, 2023, losses on AFS securities sales related primarily to sales of CLO securities that were executed as part of the Company's balance sheet repositioning strategy. Lastly, during the year ended December 31, 2022, AFS securities sales were largely related to the Company's interest rate management actions to secure gains on tax-exempt municipal securities that were purchased at a discount at the onset of the pandemic.

3. LOANS HELD FOR SALE

The Company purchases and originates residential mortgage loans primarily through its AmeriHome mortgage banking business channel that are held for sale or securitization.

The following is a summary of loans HFS by type:

	December 31,		
	2024		2023
	(in millions)		
Government-insured or guaranteed:			
EBO (1)	$	—	$ 2
Non-EBO		**764**	498
Total government-insured or guaranteed		**764**	500
Agency-conforming		**1,502**	899
Non-agency		**20**	3
Total loans HFS	$	**2,286**	$ 1,402

(1) EBO loans are delinquent FHA, VA, or USDA loans purchased from GNMA pools under the terms of the GNMA MBS program that can be repooled when loans are brought current either through the borrower's reperformance or through completion of a loan modification.

The following is a summary of the net gain on loan purchase, origination, and sale activities on residential mortgage loans to be sold or securitized:

	Year Ended December 31,		
	2024		2023
	(in millions)		
Mortgage servicing rights capitalized upon sale of loans	$	**922.8**	$ 864.5
Net proceeds from sale of loans (1)		**(820.0)**	(785.6)
Provision for and change in estimate of liability for losses under representations and warranties, net		**5.0**	5.2
Change in fair value		**(17.0)**	15.0
Change in fair value of derivatives:			
Unrealized gain (loss) on derivatives		**61.4**	(18.4)
Realized (loss) gain on derivatives		**(3.3)**	55.4
Total change in fair value of derivatives		**58.1**	37.0
Net gain on residential mortgage loans HFS	$	**148.9**	$ 136.1
Loan acquisition and origination fees		**57.4**	57.4
Net gain on loan origination and sale activities	$	**206.3**	$ 193.5

(1) Represents the difference between cash proceeds received upon settlement and loan basis.

4. LOANS, LEASES AND ALLOWANCE FOR CREDIT LOSSES

The composition of the Company's HFI loan portfolio is as follows:

	December 31,	
	2024	2023
	(in millions)	
Warehouse lending	$ **8,207**	$ 6,618
Municipal & nonprofit	**1,620**	1,554
Tech & innovation	**3,383**	2,808
Equity fund resources	**884**	845
Other commercial and industrial	**9,175**	7,452
CRE - owner occupied	**1,675**	1,658
Hotel franchise finance	**3,815**	3,855
Other CRE - non-owner occupied	**6,342**	5,974
Residential	**12,961**	13,287
Residential - EBO	**972**	1,223
Construction and land development	**4,468**	4,862
Other	**174**	161
Total loans HFI	**53,676**	50,297
Allowance for credit losses	**(374)**	(337)
Total loans HFI, net of allowance	$ **53,302**	$ 49,960

Loans classified as HFI are stated at the amount of unpaid principal, adjusted for net deferred fees and costs, premiums and discounts on acquired and purchased loans, and an ACL. Net deferred loan fees of $106 million and $108 million reduced the carrying value of loans as of December 31, 2024 and 2023, respectively. Net unamortized purchase premiums on acquired and purchased loans of $175 million and $177 million increased the carrying value of loans as of December 31, 2024 and 2023, respectively.

Nonaccrual and Past Due Loans

Loans are placed on nonaccrual status when management determines the full repayment of principal and collection of interest according to contractual terms is no longer likely, generally when the loan becomes 90 days or more past due.

The following tables present nonperforming loan balances by loan portfolio segment:

	December 31, 2024			
	Nonaccrual with No Allowance for Credit Loss	**Nonaccrual with an Allowance for Credit Loss**	**Total Nonaccrual**	**Loans Past Due 90 Days or More and Still Accruing**
	(in millions)			
Municipal & nonprofit	$ —	$ 5	$ 5	$ —
Tech & innovation	3	57	60	—
Equity fund resources	—	1	1	—
Other commercial and industrial	11	6	17	—
CRE - owner occupied	5	—	5	—
Other CRE - non-owner occupied	172	71	243	—
Residential	—	88	88	—
Residential - EBO	—	—	—	326
Construction and land development	55	1	56	—
Other	1	—	1	—
Total	$ 247	$ 229	$ 476	$ 326

Loans contractually delinquent by 90 days or more and still accruing totaled $326 million at December 31, 2024 and consisted of government guaranteed EBO residential loans.

Additionally, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process totaled $99 million at December 31, 2024.

	December 31, 2023			
	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with an Allowance for Credit Loss	Total Nonaccrual	Loans Past Due 90 Days or More and Still Accruing
	(in millions)			
Municipal & nonprofit	$ —	$ 6	$ 6	$ —
Tech & innovation	23	10	33	—
Other commercial and industrial	19	34	53	—
CRE - owner occupied	8	1	9	—
Other CRE - non-owner occupied	82	1	83	—
Residential	—	70	70	—
Residential - EBO	—	—	—	399
Construction and land development	19	—	19	42
Total	$ 151	$ 122	$ 273	$ 441

Loans contractually delinquent by 90 days or more and still accruing totaled $441 million at December 31, 2023 and consisted of government guaranteed EBO residential loans and construction and land development loans.

The reduction in interest income associated with loans on nonaccrual status was approximately $24.5 million, $12.3 million, and $4.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The following tables present an aging analysis of past due loans by loan portfolio segment:

	December 31, 2024						
	Current	30-59 Days Past Due	60-89 Days Past Due	Over 90 days Past Due	Total Past Due	Total Nonaccrual	Total
	(in millions)						
Warehouse lending	$ 8,207	$ —	$ —	$ —	$ —	$ —	$ 8,207
Municipal & nonprofit	1,615	—	—	—	—	5	1,620
Tech & innovation	3,320	3	—	—	3	60	3,383
Equity fund resources	883	—	—	—	—	1	884
Other commercial and industrial	9,157	1	—	—	1	17	9,175
CRE - owner occupied	1,670	—	—	—	—	5	1,675
Hotel franchise finance	3,785	—	30	—	30	—	3,815
Other CRE - non-owner occupied	6,097	—	2	—	2	243	6,342
Residential	12,818	45	10	—	55	88	12,961
Residential - EBO	463	107	76	326	509	—	972
Construction and land development	4,412	—	—	—	—	56	4,468
Other	172	1	—	—	1	1	174
Total loans	$ 52,599	$ 157	$ 118	$ 326	$ 601	$ 476	$ 53,676

	December 31, 2023						
	Current	30-59 Days Past Due	60-89 Days Past Due	Over 90 days Past Due	Total Past Due	Total Nonaccrual	Total
				(in millions)			
Warehouse lending	$ 6,618	$ —	$ —	$ —	$ —	$ —	$ 6,618
Municipal & nonprofit	1,548	—	—	—	—	6	1,554
Tech & innovation	2,775	—	—	—	—	33	2,808
Equity fund resources	845	—	—	—	—	—	845
Other commercial and industrial	7,386	13	—	—	13	53	7,452
CRE - owner occupied	1,618	—	31	—	31	9	1,658
Hotel franchise finance	3,824	15	16	—	31	—	3,855
Other CRE - non-owner occupied	5,891	—	—	—	—	83	5,974
Residential	13,129	68	20	—	88	70	13,287
Residential - EBO	545	173	106	399	678	—	1,223
Construction and land development	4,801	—	—	42	42	19	4,862
Other	160	1	—	—	1	—	161
Total loans	$ 49,140	$ 270	$ 173	$ 441	$ 884	$ 273	$ 50,297

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually to classify the loans as to credit risk. This analysis is performed on a quarterly basis. The risk rating categories are described in "Note 1. Summary of Significant Accounting Policies" of these Notes to Consolidated Financial Statements. The following tables present risk ratings by loan portfolio segment and origination year. The origination year is the year of origination or renewal.

As of and for the year ended December 31, 2024	Term Loan Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
				(in millions)				
Warehouse lending								
Pass	$ 205	$ 545	$ 264	$ —	$ 278	$ —	$ 6,915	$ 8,207
Special mention	—	—	—	—	—	—	—	—
Classified	—	—	—	—	—	—	—	—
Total	$ 205	$ 545	$ 264	$ —	$ 278	$ —	$ 6,915	$ 8,207
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Municipal & nonprofit								
Pass	$ 175	$ 89	$ 195	$ 144	$ 160	$ 833	$ 1	$ 1,597
Special mention	—	—	7	—	11	—	—	18
Classified	—	—	—	—	—	5	—	5
Total	$ 175	$ 89	$ 202	$ 144	$ 171	$ 838	$ 1	$ 1,620
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Tech & innovation								
Pass	$ 1,378	$ 475	$ 301	$ 89	$ —	$ 61	$ 903	$ 3,207
Special mention	26	15	16	11	—	—	7	75
Classified	30	7	45	3	—	—	16	101
Total	$ 1,434	$ 497	$ 362	$ 103	$ —	$ 61	$ 926	$ 3,383
Current period gross charge-offs	$ 1.2	$ 1.5	$ 19.1	$ —	$ 3.6	$ —	$ 3.2	$ 28.6
Equity fund resources								
Pass	$ 6	$ 78	$ 24	$ 32	$ 2	$ —	$ 741	$ 883
Special mention	—	—	—	—	—	—	—	—
Classified	1	—	—	—	—	—	—	1
Total	$ 7	$ 78	$ 24	$ 32	$ 2	$ —	$ 741	$ 884
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Other commercial and industrial								
Pass	$ 2,217	$ 973	$ 801	$ 324	$ 75	$ 155	$ 4,456	$ 9,001
Special mention	1	—	38	1	—	—	3	43
Classified	11	86	10	18	2	4	—	131
Total	$ 2,229	$ 1,059	$ 849	$ 343	$ 77	$ 159	$ 4,459	$ 9,175
Current period gross charge-offs	$ —	$ 0.2	$ 1.0	$ 4.7	$ —	$ 0.3	$ 1.1	$ 7.3
CRE - owner occupied								
Pass	$ 231	$ 159	$ 323	$ 298	$ 146	$ 465	$ 29	$ 1,651
Special mention	2	—	1	1	—	1	—	5
Classified	—	—	12	3	—	4	—	19
Total	$ 233	$ 159	$ 336	$ 302	$ 146	$ 470	$ 29	$ 1,675
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 0.3	$ —	$ 0.3
Hotel franchise finance								
Pass	$ 1,036	$ 522	$ 1,204	$ 405	$ 33	$ 342	$ 132	$ 3,674
Special mention	98	—	14	—	—	—	—	112
Classified	—	—	29	—	—	—	—	29
Total	$ 1,134	$ 522	$ 1,247	$ 405	$ 33	$ 342	$ 132	$ 3,815
Current period gross charge-offs	$ —	$ —	$ —	$ 1.4	$ —	$ 1.5	$ —	$ 2.9

As of and for the year ended December 31, 2024	Term Loan Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior		
	(in millions)							
Other CRE - non-owner occupied								
Pass	$ 1,056	$ 1,388	$ 1,589	$ 557	$ 250	$ 264	$ 588	$ 5,692
Special mention	75	—	59	—	2	2	—	138
Classified	34	244	173	48	12	1	—	512
Total	$ 1,165	$ 1,632	$ 1,821	$ 605	$ 264	$ 267	$ 588	$ 6,342
Current period gross charge-offs	$ —	$ 21.8	$ 9.5	$ 22.7	$ —	$ —	$ —	$ 54.0
Residential								
Pass	$ 659	$ 231	$ 3,331	$ 7,519	$ 762	$ 421	$ 28	$ 12,951
Special mention	—	—	—	—	—	—	—	—
Classified	—	2	41	33	4	8	—	88
Cumulative fair value hedging adjustment	—	—	—	—	—	—	—	(78)
Total	$ 659	$ 233	$ 3,372	$ 7,552	$ 766	$ 429	$ 28	$ 12,961
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential - EBO								
Pass	$ 1	$ 15	$ 12	$ 200	$ 447	$ 297	$ —	$ 972
Special mention	—	—	—	—	—	—	—	—
Classified	—	—	—	—	—	—	—	—
Total	$ 1	$ 15	$ 12	$ 200	$ 447	$ 297	$ —	$ 972
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land development								
Pass	$ 798	$ 525	$ 1,526	$ 62	$ 2	$ —	$ 1,487	$ 4,400
Special mention	—	—	—	—	—	—	—	—
Classified	—	38	30	—	—	—	—	68
Total	$ 798	$ 563	$ 1,556	$ 62	$ 2	$ —	$ 1,487	$ 4,468
Current period gross charge-offs	$ —	$ —	$ 1.5	$ —	$ —	$ —	$ —	$ 1.5
Other								
Pass	$ 24	$ —	$ 8	$ 2	$ 13	$ 72	$ 52	$ 171
Special mention	—	—	—	—	—	1	—	1
Classified	1	—	—	—	—	1	—	2
Total	$ 25	$ —	$ 8	$ 2	$ 13	$ 74	$ 52	$ 174
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 0.6	$ 0.1	$ 0.7
Total by Risk Category								
Pass	$ 7,786	$ 5,000	$ 9,578	$ 9,632	$ 2,168	$ 2,910	$ 15,332	$ 52,406
Special mention	202	15	135	13	13	4	10	392
Classified	77	377	340	105	18	23	16	956
Cumulative fair value hedging adjustment	—	—	—	—	—	—	—	(78)
Total	$ 8,065	$ 5,392	$ 10,053	$ 9,750	$ 2,199	$ 2,937	$ 15,358	$ 53,676
Current period gross charge-offs	$ 1.2	$ 23.5	$ 31.1	$ 28.8	$ 3.6	$ 2.7	$ 4.4	$ 95.3

As of and for the year ended December 31, 2023	Term Loan Amortized Cost Basis by Origination Year												Revolving Loans Amortized Cost Basis		Total	
	2023		2022		2021		2020		2019		Prior					
	(in millions)															
Warehouse lending																
Pass	$	582	$	323	$	7	$	289	$	—	$	—	$	5,391	$	6,592
Special mention		—		—		—		—		—		—		26		26
Classified		—		—		—		—		—		—		—		—
Total	$	582	$	323	$	7	$	289	$	—	$	—	$	5,417	$	6,618
Current period gross charge-offs	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Municipal & nonprofit																
Pass	$	102	$	167	$	176	$	169	$	68	$	848	$	—	$	1,530
Special mention		—		7		—		11		—		—		—		18
Classified		—		—		—		—		6		—		—		6
Total	$	102	$	174	$	176	$	180	$	74	$	848	$	—	$	1,554
Current period gross charge-offs	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Tech & innovation																
Pass	$	758	$	774	$	206	$	22	$	66	$	38	$	816	$	2,680
Special mention		5		30		12		—		—		—		1		48
Classified		15		52		1		5		—		—		7		80
Total	$	778	$	856	$	219	$	27	$	66	$	38	$	824	$	2,808
Current period gross charge-offs	$	1.7	$	1.1	$	0.6	$	3.5	$	—	$	—	$	—	$	6.9
Equity fund resources																
Pass	$	154	$	62	$	21	$	3	$	1	$	—	$	604	$	845
Special mention		—		—		—		—		—		—		—		—
Classified		—		—		—		—		—		—		—		—
Total	$	154	$	62	$	21	$	3	$	1	$	—	$	604	$	845
Current period gross charge-offs	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Other commercial and industrial																
Pass	$	1,610	$	1,454	$	559	$	185	$	77	$	196	$	3,186	$	7,267
Special mention		90		1		1		—		—		—		1		93
Classified		1		25		59		2		4		—		1		92
Total	$	1,701	$	1,480	$	619	$	187	$	81	$	196	$	3,188	$	7,452
Current period gross charge-offs	$	0.8	$	3.4	$	13.2	$	3.9	$	0.3	$	0.2	$	0.9	$	22.7
CRE - owner occupied																
Pass	$	165	$	344	$	322	$	163	$	132	$	444	$	40	$	1,610
Special mention		—		—		—		—		—		1		—		1
Classified		2		1		4		1		1		38		—		47
Total	$	167	$	345	$	326	$	164	$	133	$	483	$	40	$	1,658
Current period gross charge-offs	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Hotel franchise finance																
Pass	$	593	$	1,535	$	566	$	95	$	419	$	165	$	132	$	3,505
Special mention		34		—		66		—		35		68		—		203
Classified		24		8		48		—		43		24		—		147
Total	$	651	$	1,543	$	680	$	95	$	497	$	257	$	132	$	3,855
Current period gross charge-offs	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Other CRE - non-owner occupied																
Pass	$	1,832	$	1,784	$	754	$	457	$	166	$	206	$	387	$	5,586
Special mention		164		—		16		43		28		—		—		251
Classified		28		—		93		1		14		1		—		137
Total	$	2,024	$	1,784	$	863	$	501	$	208	$	207	$	387	$	5,974
Current period gross charge-offs	$	—	$	—	$	5.1	$	—	$	—	$	0.1	$	—	$	5.2

As of and for the year ended December 31, 2023	Term Loan Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Total
	2023	2022	2021	2020	2019	Prior		
	(in millions)							
Residential								
Pass	$ 324	$ 3,573	$ 7,985	$ 819	$ 270	$ 207	$ 20	$ 13,198
Special mention	—	—	—	—	—	—	—	—
Classified	1	26	33	4	4	2	—	70
Cumulative fair value hedging adjustment	—	—	—	—	—	—	—	19
Total	$ 325	$ 3,599	$ 8,018	$ 823	$ 274	$ 209	$ 20	$ 13,287
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential - EBO								
Pass	$ 2	$ 8	$ 227	$ 534	$ 231	$ 221	$ —	$ 1,223
Special mention	—	—	—	—	—	—	—	—
Classified	—	—	—	—	—	—	—	—
Total	$ 2	$ 8	$ 227	$ 534	$ 231	$ 221	$ —	$ 1,223
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land development								
Pass	$ 1,013	$ 2,231	$ 385	$ 10	$ —	$ —	$ 1,151	$ 4,790
Special mention	—	—	—	—	—	—	—	—
Classified	1	19	—	52	—	—	—	72
Total	$ 1,014	$ 2,250	$ 385	$ 62	$ —	$ —	$ 1,151	$ 4,862
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Other								
Pass	$ 4	$ 10	$ 3	$ 11	$ 3	$ 62	$ 66	$ 159
Special mention	—	—	—	—	—	1	—	1
Classified	—	—	—	—	—	1	—	1
Total	$ 4	$ 10	$ 3	$ 11	$ 3	$ 64	$ 66	$ 161
Current period gross charge-offs	$ —	$ 0.2	$ —	$ —	$ —	$ 0.2	$ —	$ 0.4
Total by Risk Category								
Pass	$ 7,139	$ 12,265	$ 11,211	$ 2,757	$ 1,433	$ 2,387	$ 11,793	$ 48,985
Special mention	293	38	95	54	63	70	28	641
Classified	72	131	238	65	72	66	8	652
Cumulative fair value hedging adjustment	—	—	—	—	—	—	—	19
Total	$ 7,504	$ 12,434	$ 11,544	$ 2,876	$ 1,568	$ 2,523	$ 11,829	$ 50,297
Current period gross charge-offs	$ 2.5	$ 4.7	$ 18.9	$ 7.4	$ 0.3	$ 0.5	$ 0.9	$ 35.2

Restructurings for Borrowers Experiencing Financial Difficulty

The following tables present the amortized cost basis of loans HFI that were modified during the period by loan portfolio segment:

	Amortized Cost Basis at December 31, 2024					
	Payment Delay and Term Extension	Term Extension	Interest Rate Reduction	Payment Delay	Total	% of Total Class of Financing Receivable
Year Ended			*(dollars in millions)*			
Tech & innovation	$ —	$ 5	$ 1	$ 41	$ 47	1.4 %
Other commercial and industrial	—	7	—	86	93	1.0
Other CRE - non-owner occupied	—	46	—	111	157	2.5
Total	$ —	$ 58	$ 1	$ 238	$ 297	0.6 %

	Amortized Cost Basis at December 31, 2023					
	Payment Delay and Term Extension	Term Extension	Interest Rate Reduction	Payment Delay	Total	% of Total Class of Financing Receivable
Year Ended			*(dollars in millions)*			
Tech & innovation	$ 1	$ 6	$ —	$ 8	$ 15	0.5 %
Other commercial and industrial	—	23	—	8	31	0.4
CRE - owner occupied	—	3	—	—	3	0.2
Hotel franchise finance	—	37	—	—	37	1.0
Other CRE - non-owner occupied	—	119	—	—	119	2.0
Residential	—	—	—	1	1	0.0
Total	$ 1	$ 188	$ —	$ 17	$ 206	0.4 %

The performance of these modified loans is monitored for 12 months following the modification. As of December 31, 2024, modified loans of $128 million were current with contractual payments and $169 million were on nonaccrual status. As of December 31, 2023, modified loans of $95 million were current with contractual payments and $111 million were on nonaccrual status.

In the normal course of business, the Company also modifies EBO loans, which are delinquent FHA, VA, or USDA insured or guaranteed loans repurchased under the terms of the GNMA MBS program and can be repooled or resold when loans are brought current either through the borrower's reperformance or completion of a loan modification. During the years ended December 31, 2024 and 2023, the Company completed modifications of EBO loans with an amortized cost of $366 million and $225 million, respectively. These modifications were largely payment delays and term extensions. Certain of these loans were repooled or resold after modification and are no longer included in the pool of loan modifications being monitored for future performance. As of December 31, 2024, modified EBO loans consisted of $29 million in loans that were current to 89 days delinquent and $11 million in loans 90 days or more delinquent. As of December 31, 2023, modified EBO loans consisted of $26 million in loans that were current to 89 days delinquent and $12 million in loans 90 days or more delinquent.

Collateral-Dependent Loans

The following table presents the amortized cost basis of collateral-dependent loans by loan portfolio segment:

	December 31,					
	2024			2023		
	Real Estate Collateral	Other Collateral	Total	Real Estate Collateral	Other Collateral	Total
			(in millions)			
Municipal & nonprofit	$ —	$ 5	$ 5	$ —	$ 6	$ 6
Tech & innovation	—	5	5	—	—	—
Other commercial and industrial	—	11	11	—	29	29
CRE - owner occupied	16	—	16	43	—	43
Hotel franchise finance	29	—	29	104	—	104
Other CRE - non-owner occupied	474	—	474	136	—	136
Construction and land development	67	—	67	71	—	71
Total	$ 586	$ 21	$ 607	$ 354	$ 35	$ 389

The Company did not identify any significant changes in the extent to which collateral secures its collateral dependent loans, whether in the form of general deterioration or from other factors during the year ended December 31, 2024.

Allowance for Credit Losses

The ACL consists of the ACL on funded loans HFI and an ACL on unfunded loan commitments. The ACL on HTM securities is estimated separately from loans, see "Note 2. Investment Securities" of these Notes to Consolidated Financial Statements for further discussion. Management considers the level of ACL to be a reasonable and supportable estimate of expected credit losses inherent within the Company's HFI loan portfolio as of December 31, 2024.

The below tables reflect the activity in the ACL on loans HFI by loan portfolio segment, which includes an estimate of future recoveries:

	Year Ended December 31, 2024				
	Balance, December 31, 2023	Provision for (Recovery of) Credit Losses	Charge-offs	Recoveries	Balance, December 31, 2024
			(in millions)		
Warehouse lending	$ 5.8	$ 0.6	$ —	$ —	$ 6.4
Municipal & nonprofit	14.7	—	—	—	14.7
Tech & innovation	42.1	42.3	28.6	(0.1)	55.9
Equity fund resources	1.3	0.3	—	—	1.6
Other commercial and industrial	81.4	2.7	7.3	(1.0)	77.8
CRE - owner occupied	6.0	(2.4)	0.3	(0.1)	3.4
Hotel franchise finance	33.4	4.1	2.9	(0.7)	35.3
Other CRE - non-owner occupied	96.0	92.4	54.0	—	134.4
Residential	23.1	(3.4)	—	—	19.7
Residential - EBO	—	—	—	—	—
Construction and land development	30.4	(7.6)	1.5	—	21.3
Other	2.5	1.4	0.7	(0.1)	3.3
Total	$ 336.7	$ 130.4	$ 95.3	$ (2.0)	$ 373.8

	Year Ended December 31, 2023				
	Balance, December 31, 2022	Provision for (Recovery of) Credit Losses	Charge-offs	Recoveries	Balance, December 31, 2023
			(in millions)		
Warehouse lending	$ 8.4	$ (2.6)	$ —	$ —	$ 5.8
Municipal & nonprofit	15.9	(1.2)	—	—	14.7
Tech & innovation	30.8	18.2	6.9	—	42.1
Equity fund resources	6.4	(5.1)	—	—	1.3
Other commercial and industrial	85.9	13.2	22.7	(5.0)	81.4
CRE - owner occupied	7.1	(1.1)	—	—	6.0
Hotel franchise finance	46.9	(13.5)	—	—	33.4
Other CRE - non-owner occupied	47.4	53.8	5.2	—	96.0
Residential	30.4	(7.4)	—	(0.1)	23.1
Residential - EBO	—	—	—	—	—
Construction and land development	27.4	3.0	—	—	30.4
Other	3.1	(0.4)	0.4	(0.2)	2.5
Total	$ 309.7	$ 56.9	$ 35.2	$ (5.3)	$ 336.7

Accrued interest receivable of $272 million and $281 million at December 31, 2024 and 2023, respectively, was excluded from the estimate of credit losses. Whereas, accrued interest receivable related to the Company's Residential-EBO loan portfolio segment was included in the estimate of credit losses and had an allowance of $1 million and $4 million as of December 31, 2024 and 2023, respectively. Accrued interest receivable, net of any allowance, is included in Other assets on the Consolidated Balance Sheet.

In addition to the ACL on funded loans HFI, the Company maintains a separate ACL related to off-balance sheet credit exposures, including unfunded loan commitments. This allowance is included in Other liabilities on the Consolidated Balance Sheet.

The below table reflects the activity in the ACL on unfunded loan commitments:

| | Year Ended December 31, | |
| | 2024 | 2023 |
	(in millions)	
Balance, beginning of period	$ 31.6	$ 47.0
Provision for (recovery of) credit losses	7.9	(15.4)
Balance, end of period	$ 39.5	$ 31.6

The following tables disaggregate the Company's ACL on funded loans HFI and loan balances by measurement methodology:

	December 31, 2024					
	Loans			Allowance		
	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total
	(in millions)					
Warehouse lending	$ 8,207	$ —	$ 8,207	$ 6.4	$ —	$ 6.4
Municipal & nonprofit	1,615	5	1,620	14.1	0.6	14.7
Tech & innovation	3,283	100	3,383	33.6	22.3	55.9
Equity fund resources	884	—	884	1.6	—	1.6
Other commercial and industrial	9,047	128	9,175	75.5	2.3	77.8
CRE - owner occupied	1,658	17	1,675	3.4	—	3.4
Hotel franchise finance	3,786	29	3,815	35.3	—	35.3
Other CRE - non-owner occupied	5,830	512	6,342	90.3	44.1	134.4
Residential	12,961	—	12,961	19.7	—	19.7
Residential EBO	972	—	972	—	—	—
Construction and land development	4,401	67	4,468	21.3	—	21.3
Other	173	1	174	3.3	—	3.3
Total	$ 52,817	$ 859	$ 53,676	$ 304.5	$ 69.3	$ 373.8

	December 31, 2023					
	Loans			Allowance		
	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total
	(in millions)					
Warehouse lending	$ 6,618	$ —	$ 6,618	$ 5.8	$ —	$ 5.8
Municipal & nonprofit	1,548	6	1,554	13.7	1.0	14.7
Tech & innovation	2,729	79	2,808	38.3	3.8	42.1
Equity fund resources	845	—	845	1.3	—	1.3
Other commercial and industrial	7,362	90	7,452	64.6	16.8	81.4
CRE - owner occupied	1,613	45	1,658	6.0	—	6.0
Hotel franchise finance	3,708	147	3,855	33.4	—	33.4
Other CRE - non-owner occupied	5,838	136	5,974	96.0	—	96.0
Residential	13,287	—	13,287	23.1	—	23.1
Residential EBO	1,223	—	1,223	—	—	—
Construction and land development	4,791	71	4,862	30.4	—	30.4
Other	161	—	161	2.5	—	2.5
Total	$ 49,723	$ 574	$ 50,297	$ 315.1	$ 21.6	$ 336.7

Loan Purchases and Sales

Loan purchases during the years ended December 31, 2024 and 2023 totaled $1.7 billion and $1.6 billion, respectively, which primarily consisted of commercial and industrial and residential loan purchases. There were no loans purchased with more-than-insignificant deterioration in credit quality during the years ended December 31, 2024 and 2023.

In the normal course of business, the Company also repurchases guaranteed or insured loans under the terms of the GNMA MBS program which can be repooled when loans are brought current either through the borrower's reperformance or completion of a loan modification and have demonstrated sustained performance for a period of time. The Company repurchased $385 million of such EBO loans during the year ended December 31, 2024. Prior to repurchase, these loans are classified as loans eligible for repurchase, which is included as a component of Other assets on the Consolidated Balance Sheet.

During the year ended December 31, 2024, the Company sold loans with a carrying value of approximately $729 million. The Company recognized charge-offs totaling $3.4 million and a net loss of $6.6 million on these loan sales. As part of the Company's balance sheet repositioning efforts, during the year ended December 31, 2023, loans with a carrying value of approximately $7.9 billion were transferred to HFS. A net loss of $123.4 million was recognized related to these transfers and any subsequent loan sales. Of the loans transferred to HFS, $4.9 billion were disposed of and approximately $2.4 billion were returned to HFI.

5. MORTGAGE SERVICING RIGHTS

The following table presents the changes in fair value of the Company's MSR portfolio related to its mortgage banking business and other information related to its servicing portfolio:

	Year Ended December 31,		
	2024		2023
	(in millions)		
Balance, beginning of period	$	**1,124**	$ 1,148
Additions from loans sold with servicing rights retained		**923**	865
Carrying value of MSRs sold		**(905)**	(800)
Change in fair value		**144**	11
Mark to market adjustments		**—**	4
Realization of cash flows		**(159)**	(104)
Balance, end of period	$	**1,127**	$ 1,124
Unpaid principal balance of mortgage loans serviced for others	$	**61,089**	$ 68,647

Changes in the fair value of MSRs are recorded as Net loan servicing revenue in the Consolidated Income Statement. Due to the regulatory capital impact of MSRs on capital ratios, the Company sells certain MSRs and related servicing advances in the normal course of business. The Company may also sell excess servicing spread related to certain mortgage loans serviced by the Company. During the year ended December 31, 2024, the Company recognized a net gain of $8.5 million on MSR sales. The UPB of loans underlying these sales totaled $56.2 billion for the year ended December 31, 2024. During the year ended December 31, 2023, the Company recognized a net loss of $9.1 million on MSR sales. The UPB of loans underlying these sales totaled $60.1 billion for the year ended December 31, 2023. As of December 31, 2024 and 2023, the Company had a remaining receivable balance of $37 million and $41 million, respectively, related to holdbacks on MSR sales for servicing transfers, which are recorded in Other assets on the Consolidated Balance Sheet.

The Company receives loan servicing fees, net of subservicing costs, based on the UPB of the underlying loans. Loan servicing fees are collected from payments made by borrowers. The Company may receive other remuneration from rights to various borrower contracted fees, such as late charges, collateral reconveyance charges, and non-sufficient funds fees. Contractually specified servicing fees, late fees, and ancillary income associated with the Company's MSR portfolio totaled $254.2 million and $233.7 million for the years ended December 31, 2024 and 2023, respectively, which are recorded as Net loan servicing revenue in the Consolidated Income Statement.

In accordance with its contractual loan servicing obligations, the Company is required to advance funds to or on behalf of investors when borrowers do not make payments. The Company advances property taxes and insurance premiums for borrowers who have insufficient funds in escrow accounts, plus any other costs to preserve real estate properties. The Company may also advance funds to maintain, repair, and market foreclosed real estate properties. The Company is entitled to recover all or a portion of the advances from borrowers of reinstated and performing loans, from the proceeds of liquidated properties or from the government agency or GSE guarantor of charged-off loans. Servicing advances are charged-off when they are deemed to be uncollectible. As of December 31, 2024 and 2023, net servicing advances totaled $84 million and $87 million, respectively, which are recorded as Other assets on the Consolidated Balance Sheet.

The following table presents the effect of hypothetical changes in the fair value of MSRs caused by assumed immediate changes in the below inputs that are used to determine fair value:

	December 31, 2024
	(in millions)
Fair value of mortgage servicing rights	$ 1,127
Increase (decrease) in fair value resulting from:	
Interest rate change of 50 basis points	
Adverse change	(64)
Favorable change	49
Option adjusted spread change of 50 basis points	
Increase	(25)
Decrease	26
Conditional prepayment rate change of 1%	
Increase	(30)
Decrease	33
Cost to service change of 10%	
Increase	(13)
Decrease	13

Sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of changes in assumptions to changes in fair value may not be linear. In addition, the offsetting effect of hedging activities are not contemplated in these results and further, the effect of a variation in a particular assumption is calculated without changing any other assumptions, whereas a change in one factor may result in changes to another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates. As a result, actual future changes in MSR values may differ significantly from those reported.

6. PREMISES AND EQUIPMENT

The following is a summary of the major categories of premises and equipment:

	December 31,	
	2024	2023
	(in millions)	
Bank premises	$ 96	$ 96
Construction in progress	62	82
Furniture, fixtures, and equipment	125	108
Land and improvements	32	32
Leasehold improvements	98	85
Software	225	142
Total	638	545
Accumulated depreciation and amortization	(277)	(206)
Premises and equipment, net	$ 361	$ 339

Depreciation and amortization expense totaled $71.0 million, $49.5 million, and $31.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

7. OTHER ASSETS ACQUIRED THROUGH FORECLOSURE

Other assets acquired through foreclosure consist primarily of properties acquired as a result of, or in-lieu-of, foreclosure. At December 31, 2024 and 2023, the Company had a repossessed asset balance of $52 million and $8 million, respectively, net of a valuation allowance of $5 million and $4 million, respectively.

The majority of the repossessed asset balance at December 31, 2024 related to a single office property. The Company held five properties at December 31, 2024 and 2023.

8. LEASES

The Company has operating leases under which it leases its branch offices, corporate headquarters, and other offices. As of December 31, 2024, and 2023, the Company's operating lease ROU asset totaled $128 million and $145 million, respectively, and operating lease liability totaled $159 million and $179 million, respectively. A weighted average discount rate of 3.08%, 2.96%, and 2.81% was used in the measurement of the ROU asset and lease liability as of December 31, 2024, 2023, and 2022 respectively.

The Company's leases have remaining lease terms of one to nine years, with a weighted average lease term of 5.9 years, 6.6 years, and 7.4 years at December 31, 2024, 2023, and 2022, respectively. Some leases include multiple five-year renewal options. The Company's decision to exercise these renewal options is based on an assessment of its current business needs and market factors at the time of the renewal. The Company has no leases for which the option to renew is reasonably certain and therefore, options to renew were not factored into the calculation of its ROU asset and lease liability as of December 31, 2024.

The following is a schedule of the Company's operating lease liabilities by contractual maturity as of December 31, 2024:

		(in millions)
2025	$	32
2026		30
2027		28
2028		27
2029		25
Thereafter		33
Total lease payments	$	175
Less: imputed interest		16
Total present value of lease liabilities	$	159

The Company has no additional operating leases that will commence within the next 12 months.

Total operating lease costs of $28.8 million and other lease costs of $6.0 million, which include common area maintenance, parking, and taxes during the year ended December 31, 2024, were included as part of Occupancy expense in the Consolidated Income Statement. For the year ended December 31, 2023, operating lease costs and other lease costs totaled $28.8 million and $4.9 million, respectively, and for the year ended December 31, 2022, totaled $25.4 million and $4.0 million, respectively. Short-term lease costs were not material for the years ended December 31, 2024, 2023, and 2022.

The below table shows the supplemental cash flow information related to the Company's operating leases:

	Year Ended December 31,					
	2024		2023		2022	
	(in millions)					
Cash paid for amounts included in the measurement of operating lease liabilities	$	**31.6**	$	19.3	$	15.1
Right-of-use assets obtained in exchange for new operating lease liabilities		**6.4**		6.3		51.6

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess consideration paid for net assets acquired in a business combination over their fair value. Goodwill and other intangible assets acquired in a business combination that are determined to have an indefinite useful life are not subject to amortization, but are subsequently evaluated for impairment at least annually. The Company performs its annual goodwill and intangibles impairment tests as of October 1 each year, or more often if events or circumstances indicate the carrying value may not be recoverable.

During the years ended December 31, 2024 and 2022, there were no events or circumstances that indicated an interim impairment test of goodwill or other intangible assets was necessary. During the year ended December 31, 2023, due to the industry disruption from the bank failures in early 2023, the Company performed an interim Step 0 goodwill impairment assessment as of each interim quarter end date. The Step 0 assessment included assessing the financial performance of the Company and analyzing qualitative factors applicable to the Company. As of each interim assessment date, management concluded that the long-term financial performance of the Company was not significantly altered as a result of these events or circumstances. Accordingly, it was determined that it was more likely than not the fair value of the Company and its reporting units exceeded their respective carrying values as of each interim assessment date.

For the Company's annual goodwill impairment assessment as of October 1, 2024 and 2023, the Company elected to perform a Step 1 assessment. The Step 1 assessment employed income and a market approaches in determining the fair value of the Company's reporting units. The income approach utilized the reporting unit's forecasted cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) and the reporting unit's estimated cost of equity as the discount rate to estimate value. Forecasted cash flows included estimates of earnings projections, growth, and credit loss expectations. The market approach relied upon valuation multiples derived from stock prices and enterprise values of publicly traded companies and also incorporated a control premium to develop an estimate of value. As of October 1, 2022, the Company performed a qualitative goodwill impairment assessment. Based on the analyses performed, the Company determined the fair value of the Company and its reporting units exceeded their respective carrying values and therefore, goodwill impairment charges were not recorded during the years ended December 31, 2024, 2023 and 2022.

In addition, the Company's annual intangibles impairment assessment as of October 1, 2024, 2023 and 2022 indicated intangible assets were not impaired. Therefore, no impairment charges related to the Company's intangible assets were recorded during the years ended December 31, 2024, 2023 and 2022.

Below is a summary of the Company's goodwill by reporting unit:

	December 31,			
	2024		2023	
	(in millions)			
Commercial banking (1)	$	290	$	290
Mortgage banking (2)		200		200
Legal banking (3)		37		37
Total	$	527	$	527

(1)   This reporting unit offers a standard suite of commercial banking products and services through its traditional branch network, working together with the Company's national platform to provide specialized financial services, and is included within the Company's Commercial reportable segment.

(2)   This reporting unit offers mortgage lending products and services and is included within the Company's Consumer Related reportable segment.

(3)   This reporting unit provides specialized banking services to law firms and claims administrators, including settlement payment solutions, and is included within the Company's Consumer Related reportable segment.

The following is a summary of the Company's acquired intangible assets:

	December 31, 2024						December 31, 2023					
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
	(in millions)											
Subject to amortization												
Core deposits	$	14	$	13	$	1	$	14	$	12	$	2
Correspondent customer relationships		76		14		62		76		10		66
Customer relationships		18		9		9		18		6		12
Developed technology		4		2		2		4		2		2
Operating licenses		56		6		50		56		4		52
Trade names		10		2		8		10		2		8
Total intangible assets subject to amortization	$	178	$	46	$	132	$	178	$	36	$	142

As of December 31, 2024, the Company's intangible assets had a weighted average estimated useful life of 23.2 years. Amortization expense recognized on amortizable intangibles totaled $10.5 million, $10.5 million, and $10.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Below is a summary of future estimated aggregate amortization expense as of December 31, 2024:

		(in millions)
2025	$	10
2026		9
2027		8
2028		8
2029		6
Thereafter		91
Total	$	132

10. DEPOSITS

The table below summarizes deposits by type:

	December 31,			
	2024		2023	
	(in millions)			
Non-interest bearing deposits	$	18,846	$	14,520
Interest Bearing:				
Demand accounts		15,878		15,916
Savings and money market accounts		21,208		14,791
Time certificates of deposit ($250,000 or more)		1,640		1,478
Other time deposits (1)		8,769		8,628
Total deposits	$	66,341	$	55,333

(1)   Retail brokered time deposits over $250,000 of $5.6 billion and $5.8 billion as of December 31, 2024 and 2023, respectively, are included within Other time deposits as these deposits are generally participated out by brokers in shares below the FDIC insurance limit.

The summary of the contractual maturities for all time deposits as of December 31, 2024 is as follows:

		(in millions)
2025	$	9,861
2026		535
2027		10
2028		1
Thereafter		2
Total	$	10,409

Brokered deposits provide an additional source of deposits and are placed with the Bank through third-party brokers. At December 31, 2024 and 2023, the Company held wholesale brokered deposits of $6.9 billion and $6.6 billion, respectively, excluding reciprocal deposits. In addition, WAB is a participant in the IntraFi Network, a network that offers deposit placement services such as CDARS and ICS, and other reciprocal deposit networks which offer products that qualify large deposits for FDIC insurance. At December 31, 2024, the Company had $14.0 billion of reciprocal deposits, compared to $13.3 billion at December 31, 2023.

In addition, deposits for which the Company provides account holders with earnings credits or referral fees totaled $20.7 billion and $17.8 billion at December 31, 2024 and 2023, respectively. Costs related to these deposits are primarily reported as Deposit costs in non-interest expense. Deposit costs included $668.7 million, $422.5 million, and $162.8 million in deposit related costs on these deposits for the years ended December 31, 2024, 2023, and 2022, respectively.

11. OTHER BORROWINGS

The following table summarizes the Company's borrowings by type:

	December 31,		
	2024		2023
	(in millions)		
Short-Term:			
Federal funds purchased	$	**—**	$ 175
FHLB advances		**3,100**	6,200
Repurchase agreements		**14**	382
Secured borrowings		**37**	27
Total short-term borrowings	$	**3,151**	$ 6,784
Long-Term:			
FHLB advances		**2,000**	—
Credit linked notes, net		**422**	446
Total long-term borrowings	$	**2,422**	$ 446
Total other borrowings	$	**5,573**	$ 7,230

Short-Term Borrowings

Federal Funds Lines of Credit

The Company maintains overnight federal fund lines of credit, which have rates comparable to the federal funds effective rate plus 0.10% to 0.20%. There were no outstanding borrowings on federal fund lines of credit as of December 31, 2024.

FHLB and FRB Advances

The Company also maintains secured overnight lines of credit with the FHLB and the FRB. The Company's borrowing capacity is determined based on collateral pledged at the time of the borrowing, generally consisting of investment securities and loans. As of December 31, 2024 and 2023, the Company had additional available credit with the FHLB of approximately $8.7 billion and $6.1 billion, respectively. The weighted average rate on FHLB advances was 4.77% and 5.67% as of December 31, 2024 and 2023, respectively.

Total available credit with the FRB was $12.4 billion and $16.7 billion as of December 31, 2024 and 2023, respectively, of which no amounts were drawn.

In March 2023, the FRB established the Bank Term Funding Program which offered loans of up to one year in length to banks, savings associations, credit unions, and other eligible depository institutions pledging U.S. Treasuries, agency debt and mortgage-backed securities, and other qualifying assets as collateral valued at par. The Company had no outstanding borrowings under this program as of December 31, 2024 and 2023.

Repurchase Agreements

Warehouse borrowing lines of credit are used to finance the acquisition of loans through the use of repurchase agreements. Repurchase agreements operate as financings under which the Company transfers loans to secure these borrowings. The borrowing amounts are based on the attributes of the collateralized loans and are defined in the repurchase agreement of each warehouse lender. The Company retains beneficial ownership of the transferred loans and will receive the loans from the lender upon full repayment of the borrowing. The repurchase agreements may require the Company to transfer additional assets to the lender in the event the estimated fair value of the existing transferred loans declines.

As of December 31, 2024, the Company had access to approximately $2.3 billion in uncommitted warehouse funding, of which no amounts were drawn. As of December 31, 2023, there were $376 million warehouse borrowings outstanding at a weighted average borrowing rate of 6.72%.

Other repurchase facilities included overnight customer repurchase agreements, which had a total carrying value of $14 million and $6 million as of December 31, 2024 and 2023, respectively.

Secured Borrowings

Secured borrowings consist of transfers of loans HFS not qualifying for sales accounting treatment. The weighted average interest rate on secured borrowings was 6.30% and 6.10% as of December 31, 2024 and 2023, respectively.

Long-Term Borrowings

FHLB Advances

During the year ended December 31, 2024, the Company entered into long-term advances with the FHLB totaling $2.0 billion, with a 15-month term. The interest rates on these advances are tied to the daily SOFR rate plus a fixed spread. The Company may redeem the advances at par plus accrued and unpaid interest and, after three months from the inception date of the advances, will not be subject to a prepayment penalty. The agreements include a make-whole provision upon termination that is based on the interest rate difference between the then current advance interest rate and the interest rate on the terminated advances. The weighted average rate on these long-term FHLB advances was 4.85% as of December 31, 2024.

Credit Linked Notes

The Company entered into credit linked note transactions that effectively transfer the risk of first losses on reference pools of the Company's loans purchased under its residential mortgage purchase program to the purchasers of the notes. The principal and interest payable on these notes may be reduced by a portion of the Company's loss on such loans if one of the following occurs with respect to a covered loan: (i) realized losses incurred by the Company on a loan following a liquidation of the loan or certain other events, or (ii) a modification of the loan resulting in a reduction in payments. The aggregate losses, if any, for each payment date will be allocated to reduce the class principal amount and (for modifications) the current interest of the notes in reverse order of class priority. Losses on residential mortgages have not generally been significant.

The Company's outstanding credit linked note issuances are detailed in the tables below:

		December 31, 2024				
Description	**Issuance Date**	**Maturity Date**	**Interest Rate**	**Principal**		**Debt Issuance Costs**
				(in millions)		
Residential mortgage loans (1)	December 12, 2022	October 25, 2052	SOFR + 7.80%	$	84 $	2
Residential mortgage loans (2)	June 30, 2022	April 25, 2052	SOFR + 6.00%		170	3
Residential mortgage loans (3)	December 29, 2021	July 25, 2059	SOFR + 4.67%		180	2
Total				$	434 $	7

		December 31, 2023				
Description	Issuance Date	Maturity Date	Interest Rate	Principal		Debt Issuance Costs
				(in millions)		
Residential mortgage loans (1)	December 12, 2022	October 25, 2052	SOFR + 7.80%	$	90 $	2
Residential mortgage loans (2)	June 30, 2022	April 25, 2052	SOFR + 6.00%		179	3
Residential mortgage loans (3)	December 29, 2021	July 25, 2059	SOFR + 4.67%		191	3
Total				$	460 $	8

(1)   There are multiple classes of these notes, each with an interest rate of SOFR plus a spread that ranges from 2.25% to 11.00% (or, a weighted average spread of 7.80%) on a reference pool balance of $1.7 billion and $1.8 billion as of December 31, 2024 and 2023, respectively.

(2)   There are multiple classes of these notes, each with an interest rate of SOFR plus a spread that ranges from 2.25% to 15.00% (or, a weighted average spread of 6.00%) on a reference pool balance of $3.4 billion and $3.6 billion as of December 31, 2024 and 2023, respectively.

(3)   There are six classes of these notes, each with an interest rate of SOFR plus a spread that ranges from 3.15% to 8.50% (or, a weighted average spread of 4.67%) on a reference pool balance of $3.5 billion and $3.8 billion as of December 31, 2024 and 2023, respectively.

The Company also had credit linked notes that effectively transferred the risk of first losses on certain pools of the Company's warehouse and equity fund resource loans to the purchasers of these notes. During the year ended December 31, 2023, the Company recognized a gain on extinguishment of debt of $13.4 million related to the payoff of these credit linked notes.

AmeriHome Senior Notes

Prior to the Company's acquisition of AmeriHome, in October 2020, AmeriHome issued senior notes with an aggregate principal amount of $300 million, maturing on October 26, 2028. The Company paid off these notes during the year ended December 31, 2023 and recognized a gain on extinguishment of debt of $39.3 million related to the payoff.

12. QUALIFYING DEBT

Subordinated Debt

The Company's subordinated debt issuances are detailed in the tables below:

December 31, 2024

Description	Issuance Date	Maturity Date	Interest Rate	Principal		Debt Issuance Costs	
				(in millions)			
WAL fixed-to-variable-rate (1)	June 2021	June 15, 2031	3.00 %	$	600	$	5
WAB fixed-to-variable-rate (2)	May 2020	June 1, 2030	5.25 %		225		—
Total				$	825	$	5

December 31, 2023

Description	Issuance Date	Maturity Date	Interest Rate	Principal		Debt Issuance Costs	
				(in millions)			
WAL fixed-to-variable-rate (1)	June 2021	June 15, 2031	3.00 %	$	600	$	6
WAB fixed-to-variable-rate (2)	May 2020	June 1, 2030	5.25 %		225		1
Total				$	825	$	7

(1)   Notes are redeemable, in whole or in part, beginning on June 15, 2026 at their principal amount plus accrued and unpaid interest and has a fixed interest rate of 3.00%. The notes also convert to a variable rate of three-month SOFR plus 225 basis points on this date.

(2)   Debt is redeemable, in whole or in part, on or after June 1, 2025 at its principal amount plus accrued and unpaid interest and has a fixed interest rate of 5.25% through June 1, 2025 and then converts to a variable rate per annum equal to three-month SOFR plus 512 basis points.

The carrying value of all subordinated debt issuances totaled $820 million and $818 million at December 31, 2024 and 2023, respectively.

Junior Subordinated Debt

The Company has formed, or acquired through acquisition, eight statutory business trusts which exist for the exclusive purpose of issuing Cumulative Trust Preferred Securities.

With the exception of debt issued by Bridge Capital Trust I and Bridge Capital Trust II, junior subordinated debt is recorded at fair value at each reporting date due to the FVO election made by the Company under ASC 825. The Company did not make the FVO election for the junior subordinated debt acquired in the Bridge acquisition. Accordingly, the carrying value of these trusts does not reflect the current fair value of the debt and includes a fair market value adjustment established at acquisition that is being accreted over the remaining life of the trusts.

The carrying value of junior subordinated debt was $79 million and $77 million as of December 31, 2024 and 2023, respectively, with maturity dates ranging from 2033 through 2037. The weighted average interest rate of all junior subordinated debt as of December 31, 2024 and 2023 was 6.90% and 7.93%, respectively.

In the event of certain changes or amendments to regulatory requirements or federal tax rules, the debt is redeemable in whole. The obligations under these instruments are fully and unconditionally guaranteed by the Company and rank subordinate and junior in right of payment to all other liabilities of the Company. Based on guidance issued by the FRB, the Company's securities continue to qualify as Tier 1 Capital.

13. STOCKHOLDERS' EQUITY

Stock-Based Compensation

Restricted Stock Awards

The Incentive Plan, as amended, gives the BOD the authority to grant up to 14.6 million in stock awards consisting of unrestricted stock, stock units, dividend equivalent rights, stock options (incentive and non-qualified), stock appreciation rights, restricted stock, and performance and annual incentive awards. The Incentive Plan limits the maximum number of shares of common stock that may be awarded to any person eligible for an award to 300,000 per calendar year and also limits the total compensation (cash and stock) that can be awarded to a non-employee director to $600,000 in any calendar year. Stock awards available for grant at December 31, 2024 totaled 4.3 million.

Restricted stock awards granted to employees generally vest over a three-year period and stock grants made to non-employee WAL directors generally vest over one year. Stock compensation expense related to restricted stock awards granted to employees is included in Salaries and employee benefits in the Consolidated Income Statement. For restricted stock awards granted to WAL directors, the related stock compensation expense is included in Legal, professional, and directors' fees. For the year ended December 31, 2024, the Company recognized $40.2 million in stock-based compensation expense related to these stock grants, compared to $32.7 million and $28.7 million for the years ended December 31, 2023 and 2022, respectively.

A summary of the status of the Company's unvested shares of restricted stock and changes during the years then ended is presented below:

| | December 31, | | | |
| | 2024 | | 2023 | |
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
	(in millions, except per share amounts)			
Balance, beginning of period	1.1	$ 83.19	0.9	$ 84.16
Granted	0.8	62.03	0.6	72.32
Vested	(0.3)	87.97	(0.3)	65.59
Forfeited	(0.2)	71.09	(0.1)	82.46
Balance, end of period	1.4	$ 71.95	1.1	$ 83.19

The total weighted average grant date fair value of all restricted stock awards granted during the years ended December 31, 2024, 2023, and 2022 was $47.2 million, $45.5 million, and $42.8 million, respectively. The total fair value of restricted stock that vested during the years ended December 31, 2024, 2023, and 2022 was $19.9 million, $22.9 million, and $35.8 million, respectively.

As of December 31, 2024, there was $36.4 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Incentive Plan. That cost is expected to be recognized over a weighted average period of 1.8 years.

Performance Stock Units

The Company grants performance stock units to members of its executive management that do not vest unless the Company achieves certain performance measures over a three-year performance period. For the 2024 award, the performance measures are based on the Company's relative return on equity and maintenance of a target CET1 ratio, and relative TSR performance. For the 2023 and 2022 awards, the performance measures are based on achievement of a specified cumulative EPS target and a TSR performance factor. The number of shares issued will vary based on the performance measures that are achieved. For the year ended December 31, 2024, the Company recognized $4.2 million in stock-based compensation expense related to these performance stock units, compared to $1.6 million and $11.1 million during the years ended December 31, 2023 and 2022, respectively.

The three-year performance period for the 2022 grant ended on December 31, 2024. The Company did not meet the cumulative EPS and TSR performance measure for the performance period. As a result, no shares became fully vested.

The three-year performance period for the 2021 grant ended on December 31, 2023, and based on the Company's cumulative EPS and TSR performance measure for the performance period, these shares vested at 168% of the target award under the terms of the grant. As a result, 129,942 shares became fully vested and were distributed to executive management in the first quarter of 2024.

The three-year performance period for the 2020 grant ended on December 31, 2022, and based on the Company's cumulative EPS and TSR performance measure for the performance period, these shares vested at 180% of the target award under the terms of the grant. As a result, 157,784 shares became fully vested and were distributed to executive management in the first quarter of 2023.

Cash Settled Restricted Stock Units

During the year ended December 31, 2024, the Company began granting cash settled restricted stock units to members of its executive management that vest equally on a monthly basis over a three-year period. As the awards are settled in cash and are not dependent on the occurrence of a future event, these awards are classified as liabilities on the Consolidated Balance Sheet. At each vesting date, the Company settles the vested stock units in cash at the settlement date stock price. During the year ended December 31, 2024, the Company recognized compensation expense of $1.3 million related to these awards. There were no such units outstanding during the years ended December 31, 2023 and 2022.

Deferred Stock Units

During the year ended December 31, 2024, the Company began granting deferred stock unit awards to certain members of its management team, which are intended to provide supplemental executive retirement benefits on an unfunded, unsecured basis. These awards can be settled in either stock or cash, at the Company's option. Participants are credited dividend equivalent units for any cash dividends paid with respect to the shares of stock underlying the stock units. These awards vest on the later of (i) the one-year anniversary of the grant date and (ii) the participant's satisfaction of age- and service-related eligibility criteria for a qualified retirement. The aggregate grant date fair value for these deferred stock unit awards granted during the year ended December 31, 2024 totaled $5.7 million. Stock compensation expense related to these deferred stock units is included in Salaries and employee benefits in the Consolidated Income Statement. For the year ended December 31, 2024, the Company recognized $3.3 million in stock-based compensation expense related to these stock grants. There were no such units outstanding during the years ended December 31, 2023 and 2022.

Preferred Stock

The Company issued and has outstanding 12,000,000 depositary shares, each representing a 1/400th ownership interest in a share of the Company's 4.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Shares, Series A, par value $0.0001 per share, with a liquidation preference of $25 per depositary share (equivalent to $10,000 per share of Series A preferred stock). During each of the years ended December 31, 2024, 2023, and 2022, the Company declared and paid a quarterly cash dividend of $0.27 per depositary share, for a total dividend payment to preferred stockholders of $12.8 million.

Common Stock Issuances

Pursuant to ATM Distribution Agreement

The Company had a distribution agency agreement, under which the Company sold shares of its common stock on the NYSE. The common stock was sold at prevailing market prices at the time of the sale or at negotiated prices. There were no sales under the ATM program during the years ended December 31, 2024 and 2023. During the year ended December 31, 2022, the Company sold 1.9 million shares under the ATM program for gross proceeds of $158.7 million (weighted-average selling price of $83.89 per share) and related offering costs of $1.0 million.

Cash Dividend on Common Shares

During the year ended December 31, 2024, the Company declared and paid quarterly cash dividends of $0.37 per share for the first three quarters of the year and increased the quarterly cash dividend to $0.38 per share in the fourth quarter, for a total dividend payment to stockholders of $164.0 million. During the year ended December 31, 2023, the Company declared and paid a quarterly cash dividend of $0.36 per share for the first three quarters of the year and increased the quarterly cash dividend to $0.37 per share in the fourth quarter, for a total dividend payment to stockholders of $158.7 million. During the year ended December 31, 2022, the Company declared and paid a quarterly cash dividend of $0.35 per share for the first two quarters of the year and increased the quarterly cash dividend to $0.36 per share for the last two quarters of the year, for a total dividend payment to stockholders of $153.4 million.

Treasury Shares

Treasury share purchases represent shares surrendered to the Company equal in value to the statutory payroll tax withholding obligations arising from the vesting of employee restricted stock awards. During the year ended December 31, 2024, the Company purchased treasury shares of 141,983 at a weighted average price of $61.40 per share, compared to 152,452 shares at a weighted average price per share of $72.27 in 2023, and 200,745 shares at a weighted average price per share of $92.21 in 2022.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component, net of tax:

	Unrealized holding gains (losses) on AFS securities	Unrealized holding losses on SERP	Unrealized holding gains (losses) on junior subordinated debt	Impairment loss on securities	Total
	(in millions)				
Balance, December 31, 2021	$ 16.7	$ (0.3)	$ (0.7)	$ —	$ 15.7
Other comprehensive (loss) income before reclassifications	(674.9)	—	3.7	—	(671.2)
Amounts reclassified from AOCI	(5.5)	—	—	—	(5.5)
Net current-period other comprehensive (loss) income	(680.4)	—	3.7	—	(676.7)
Balance, December 31, 2022	$ (663.7)	$ (0.3)	$ 3.0	$ —	$ (661.0)
Other comprehensive income (loss) before reclassifications	116.9	—	(0.2)	1.2	117.9
Amounts reclassified from AOCI	30.2	—	—	—	30.2
Net current-period other comprehensive income (loss)	147.1	—	(0.2)	1.2	148.1
Balance, December 31, 2023	$ (516.6)	$ (0.3)	$ 2.8	$ 1.2	$ (512.9)
Other comprehensive loss before reclassifications	**(5.1)**	**(0.1)**	**(1.4)**	**(1.2)**	**(7.8)**
Amounts reclassified from AOCI	**(13.0)**	**—**	**—**	**—**	**(13.0)**
Net current-period other comprehensive loss	**(18.1)**	**(0.1)**	**(1.4)**	**(1.2)**	**(20.8)**
Balance, December 31, 2024	**$ (534.7)**	**$ (0.4)**	**$ 1.4**	**$ —**	**$ (533.7)**

The following table presents reclassifications out of AOCI:

Income Statement Classification	Year Ended December 31,		
	2024	2023	2022
	(in millions)		
Gain (loss) on sales of AFS debt securities, net	$ **17.4**	$ (40.4)	$ 7.4
Income tax (expense) benefit	**(4.4)**	10.2	(1.9)
Gain (loss), net of tax	$ **13.0**	$ (30.2)	$ 5.5

15. DERIVATIVES AND HEDGING ACTIVITIES

The Company is a party to various derivative instruments. The primary types of derivatives the Company uses are interest rate contracts, forward purchase and sale commitments, and interest rate futures. Generally, these instruments are used to help manage the Company's exposure to interest rate risk related to IRLCs and its inventory of loans HFS and MSRs and also to meet client financing and hedging needs.

Derivatives are recorded at fair value on the Consolidated Balance Sheet, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with the same counterparty on a net basis, and to offset net derivative positions with related cash collateral, where applicable.

As of December 31, 2024, 2023, and 2022, the Company did not have any outstanding cash flow hedges.

Derivatives Designated in Hedge Relationships

The Company utilizes derivatives that have been designated as part of a hedge relationship in accordance with the applicable accounting guidance to minimize the exposure to changes in benchmark interest rates, which reduces asset sensitivity and volatility due to interest rate fluctuations, such that interest rate risk falls within Board approved limits. The primary derivative instruments used to manage interest rate risk are interest rate swaps, which convert the contractual interest rate index of agreed-upon amounts of assets and liabilities (i.e., notional amounts) from either a fixed rate to a variable rate, or from a variable rate to a fixed rate.

The Company has pay fixed/receive variable interest rate swaps designated as fair value hedges of certain fixed rate loans. As a result, the Company receives variable-rate interest payments in exchange for making fixed-rate payments over the lives of the contracts without exchanging the notional amounts. The variable-rate interest payments were based on LIBOR and were converted to SOFR plus a spread adjustment upon the discontinuation of LIBOR in June 2023.

The Company also has pay fixed/receive variable interest rate swaps, designated as fair value hedges using the portfolio layer method to manage the exposure to changes in fair value associated with pools of fixed rate loans, resulting from changes in the designated benchmark interest rate (federal funds rate). These portfolio layer hedges provide the Company the ability to execute a fair value hedge of the interest rate risk associated with a portfolio of similar prepayable assets, whereby the last dollar amount estimated to remain in the portfolio of assets was identified as the hedged item. Under these interest rate swap contracts, the Company receives a variable rate and pays a fixed rate on the outstanding notional amount. During the year ended December 31, 2024, the Company terminated a portion of its portfolio layer method swaps. The terminated hedge had a notional value of $500 million and a cumulative loan basis adjustment of $4 million at the time of termination. The cumulative loan basis adjustment was allocated to the individual loans remaining within the closed pool and will be amortized over the remaining life of these loans through interest income.

The Company also had pay fixed/receive variable interest rate swaps, designated as fair value hedges using the last-of-layer method. Upon termination of these last-of-layer hedges in 2022, the cumulative basis adjustment on these hedges was allocated across the remaining loan pool and was being amortized over the remaining term. The terminated last-of-layer hedge basis adjustment was fully amortized at December 31, 2024.

Derivatives Not Designated in Hedge Relationships

Management enters into certain contracts and agreements, including foreign exchange derivative contracts, back-to-back interest rate contracts, and risk participation agreements and equity warrants, which are not designated as accounting hedges. Foreign exchange derivative contracts include spot, forward, forward window, and swap contracts. The purpose of these derivative contracts is to mitigate foreign currency risk on transactions entered into, or on behalf of customers. The Company's back-to-back interest rate contracts are used to allow customers to manage long-term interest rate risk. Contracts with customers, along with the related derivative trades the Company places, are both remeasured at fair value, and are referred to as economic hedges since they economically offset the Company's exposure.

The Company also uses derivative financial instruments to manage exposure to interest rate risk within its mortgage banking business related to IRLCs and its inventory of loans HFS and MSRs. The Company economically hedges the changes in fair value associated with changes in interest rates generally by utilizing forward purchase and sale commitments, interest rate futures and interest rate contracts.

Risk participation agreements are entered into with lead banks in certain loan syndications to share in the risk of default on interest rate swaps on the participated loan. Equity warrants represent the right to buy shares in a company at a specified price and are acquired by the Company primarily in connection with negotiating credit facilities and certain other services to private, venture-backed companies in the technology industry.

Fair Value Hedges

As of December 31, 2024 and 2023, the following amounts are reflected on the Consolidated Balance Sheet related to cumulative basis adjustments for outstanding fair value hedges:

	December 31, 2024		December 31, 2023	
	Carrying Value of Hedged Assets	**Cumulative Fair Value Hedging Adjustment (1)**	Carrying Value of Hedged Assets	Cumulative Fair Value Hedging Adjustment (1)
	(in millions)			
Loans HFI, net of deferred loan fees and costs (2)	$ 4,320	$ (96)	$ 3,875	$ 6

(1)   Included in the carrying value of the hedged assets.

(2)   Included portfolio layer method derivative instruments with $4.0 billion and $3.5 billion designated as the hedged amount (from a closed portfolio of prepayable fixed rate loans with a carrying value of $8.7 billion and $6.7 billion) as of December 31, 2024 and 2023, respectively. The cumulative basis adjustment included in the carrying value of these hedged items totaled $78 million and $19 million as of December 31, 2024 and 2023, respectively.

For the Company's derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current period earnings. The loss or gain on the hedged item is recognized in the same line item as the offsetting loss or gain on the related interest rate swaps. For loans, the gain or loss on the hedged item is included in interest income, as shown in the table below.

	Year Ended December 31,					
	2024		2023		2022	
Income Statement Classification	**Gain/(Loss) on Swaps**	**Gain/(Loss) on Hedged Item**	**Gain/(Loss) on Swaps**	**Gain/(Loss) on Hedged Item**	**Gain/(Loss) on Swaps**	**Gain/(Loss) on Hedged Item**
	(in millions)					
Interest income	$ 99.7	$ (100.3)	$ (22.8)	$ 23.8	$ 71.7	$ (71.6)

In addition to the gains and losses on the Company's outstanding fair value hedges presented in the above table, the Company recognized $11.8 million in interest income related to the amortization of the cumulative basis adjustment on its discontinued last-of-layer hedges during the year ended December 31, 2023. The discontinued last-of-layer hedges were fully amortized as of December 31, 2024 with interest income recognized during the year totaling $8.9 million.

Fair Values, Volume of Activity, and Gain/Loss Information Related to Derivative Instruments

The following table summarizes the fair value of the Company's derivative instruments on a gross basis as of December 31, 2024, 2023, and 2022. The change in the notional amounts of these derivatives from December 31, 2022 to December 31, 2024 indicates the volume of the Company's derivative transaction activity during these periods. The derivative asset and liability balances are presented on a gross basis, prior to the application of bilateral collateral and master netting agreements. Total derivative assets and liabilities are adjusted to take into account the impact of legally enforceable master netting agreements that allow the Company to settle all derivative contracts with the same counterparty on a net basis and to offset the net derivative position with the related cash collateral. Where master netting agreements are not in effect or are not enforceable under bankruptcy laws, the Company does not adjust those derivative amounts with counterparties.

	December 31, 2024			December 31, 2023			December 31, 2022		
		Fair Value			Fair Value			Fair Value	
	Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
					(in millions)				
Derivatives designated as hedging instruments:									
Fair value hedges									
Interest rate contracts	$ 4,344	$ 97	$ —	$ 3,895	$ 19	$ 24	$ 476	$ 18	$ —
Total	$ 4,344	$ 97	$ —	$ 3,895	$ 19	$ 24	$ 476	$ 18	$ —
Derivatives not designated as hedging instruments:									
Foreign currency contracts	$ 69	$ 1	$ 1	$ 135	$ 1	$ 1	$ 250	$ 1	$ 9
Forward contracts	21,731	81	48	13,170	27	55	7,694	17	21
Futures contracts (1)	13,200	—	—	11,030	—	—	8,706	—	—
Interest rate lock commitments	2,396	5	7	1,822	18	—	1,459	5	3
Interest rate contracts	6,336	19	20	3,628	19	20	1,538	6	6
Risk participation agreements	99	—	—	72	—	—	48	—	—
Equity warrants	59	30	—	55	4	—	—	—	—
Total	$ 43,890	$ 136	$ 76	$ 29,912	$ 69	$ 76	$ 19,695	$ 29	$ 39
Margin	—	72	3	—	202	(9)	—	4	1
Total, including margin	$ 43,890	$ 208	$ 79	$ 29,912	$ 271	$ 67	$ 19,695	$ 33	$ 40

(1)   The Company enters into futures purchase and sales contracts that are subject to daily remargining and almost all of which are based on three-month SOFR to hedge against its MSR valuation exposure. The notional amount on these contracts is substantial as these contracts have a short duration and are intended to cover the longer duration of MSR hedges.

The fair value of derivative contracts, after taking into account the effects of master netting agreements, is included in Other assets or Other liabilities on the Consolidated Balance Sheet, as summarized in the table below:

	December 31, 2024			December 31, 2023			December 31, 2022		
	Gross amount of recognized assets (liabilities)	Gross offset	Net assets (liabilities)	Gross amount of recognized assets (liabilities)	Gross offset	Net assets (liabilities)	Gross amount of recognized assets (liabilities)	Gross offset	Net assets (liabilities)
	(in millions)								
Derivatives subject to master netting arrangements:									
Assets									
Foreign currency contracts	$ 1	$ —	$ 1	$ —	$ —	$ —	$ —	$ —	$ —
Forward contracts	81	—	81	27	—	27	14	—	14
Interest rate contracts	106	—	106	31	—	31	18	—	18
Margin	72	—	72	202	—	202	4	—	4
Netting	—	(52)	(52)	—	(67)	(67)	—	(17)	(17)
	$ 260	$ (52)	$ 208	$ 260	$ (67)	$ 193	$ 36	$ (17)	$ 19
Liabilities									
Foreign currency contracts	$ —	$ —	$ —	$ (1)	$ —	$ (1)	$ —	$ —	$ —
Forward contracts	(47)	—	(47)	(55)	—	(55)	(20)	—	(20)
Interest rate contracts	(6)	—	(6)	(31)	—	(31)	—	—	—
Margin	(3)	—	(3)	9	—	9	(1)	—	(1)
Netting	—	52	52	—	67	67	—	17	17
	$ (56)	$ 52	$ (4)	$ (78)	$ 67	$ (11)	$ (21)	$ 17	$ (4)
Derivatives not subject to master netting arrangements:									
Assets									
Foreign currency contracts	$ —	$ —	$ —	$ 1	$ —	$ 1	$ 1	$ —	$ 1
Forward contracts	—	—	—	—	—	—	3	—	3
Interest rate lock commitments	5	—	5	18	—	18	5	—	5
Interest rate contracts	10	—	10	7	—	7	6	—	6
Equity warrants	30	—	30	4	—	4	—	—	—
	$ 45	$ —	$ 45	$ 30	$ —	$ 30	$ 15	$ —	$ 15
Liabilities									
Foreign currency contracts	$ (1)	$ —	$ (1)	$ —	$ —	$ —	$ (9)	$ —	$ (9)
Forward contracts	(1)	—	(1)	—	—	—	(1)	—	(1)
Interest rate lock commitments	(7)	—	(7)	—	—	—	(3)	—	(3)
Interest rate contracts	(14)	—	(14)	(13)	—	(13)	(6)	—	(6)
	$ (23)	$ —	$ (23)	$ (13)	$ —	$ (13)	$ (19)	$ —	$ (19)
Total derivatives and margin									
Assets	$ 305	$ (52)	$ 253	$ 290	$ (67)	$ 223	$ 51	$ (17)	$ 34
Liabilities	(79)	52	(27)	(91)	67	(24)	(40)	17	(23)

The following table summarizes the net gain (loss) on derivatives included in the non-interest income line items below:

	Year Ended December 31,	
	2024	2023
	(in millions)	
Net gain (loss) on loan origination and sale activities:		
Forward contracts	$ **84.8**	$ 29.0
Interest rate lock commitments	**(20.0)**	15.9
Interest rate contracts	**(6.3)**	(8.9)
Other contracts	**(0.4)**	1.0
Net gain on derivatives	$ **58.1**	$ 37.0
Net loan servicing revenue:		
Interest rate swaps	$ **(72.3)**	$ (32.4)
Forward contracts	**(43.9)**	(15.4)
Futures contracts	**5.9**	4.5
Net loss on derivatives	$ **(110.3)**	$ (43.3)

Counterparty Credit Risk

Like other financial instruments, derivatives contain an element of credit risk. This risk is measured as the expected replacement value of the contracts. Management enters into bilateral collateral and master netting agreements that provide for the net settlement of all contracts with the same counterparty. Additionally, management monitors counterparty credit risk exposure on each contract to determine appropriate limits on the Company's total credit exposure across all product types, which may require the Company to post collateral to counterparties when these contracts are in a net liability position and conversely, for counterparties to post collateral to the Company when these contracts are in a net asset position. Management reviews the Company's collateral positions on a daily basis and exchanges collateral with counterparties in accordance with standard ISDA documentation and other related agreements. The Company generally posts or holds collateral in the form of cash deposits or highly rated securities issued by the U.S. Treasury or government-sponsored enterprises (FNMA and FHLMC), or guaranteed by GNMA. At December 31, 2024, and 2023 collateral pledged by the Company to counterparties for its derivatives totaled $117 million and $216 million, respectively.

16. EARNINGS PER SHARE

Diluted EPS is calculated using the weighted average outstanding common shares during the period, including common stock equivalents. Basic EPS is calculated using the weighted average outstanding common shares during the period.

The following table presents the calculation of basic and diluted EPS:

	Year Ended December 31,		
	2024	2023	2022
	(in millions, except per share amounts)		
Weighted average shares - basic	**108.6**	108.3	107.2
Dilutive effect of stock awards	**0.7**	0.2	0.4
Weighted average shares - diluted	**109.3**	108.5	107.6
Net income available to common stockholders	$ **774.9**	$ 709.6	$ 1,044.5
Earnings per common share:			
Basic	$ **7.14**	$ 6.55	$ 9.74
Diluted	**7.09**	6.54	9.70

17. INCOME TAXES

The provision for income tax expense consists of the following components:

	Year Ended December 31,					
	2024		2023		2022	
	(in millions)					
Current	$	**191.1**	$	236.1	$	327.4
Deferred		**12.4**		(24.9)		(68.6)
Total tax expense	$	**203.5**	$	211.2	$	258.8

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective tax rate:

	Year Ended December 31,					
	2024		2023		2022	
	(in millions)					
Income tax at statutory rate	$	**208.2**	$	196.1	$	276.4
Increase (decrease) resulting from:						
Non-deductible insurance premiums		**31.1**		24.1		5.2
State income taxes, net of federal benefits		**18.3**		35.0		45.4
Tax-exempt income		**(31.3)**		(28.3)		(26.0)
Investment tax credits		**(19.7)**		(13.2)		(32.1)
Other, net		**(3.1)**		(2.5)		(10.1)
Total tax expense	$	**203.5**	$	211.2	$	258.8
Effective tax rate		**20.5 %**		22.6 %		19.7 %

The decrease in the effective tax rate for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to increases in investment tax credit benefits and tax-exempt income. The increase in the effective tax rate for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to decreases in pre-tax book income and investment tax credit benefits, as well as an increase in nondeductible insurance premium expenses.

The cumulative tax effects of the temporary differences are shown in the following table:

	December 31,	
	2024	2023
	(in millions)	
Deferred tax assets:		
Unrealized loss on AFS securities	$ **175**	$ 170
Allowance for credit losses	**109**	96
Research and experimentation costs	**41**	32
Lease liability	**41**	46
Net operating loss carryovers	**17**	7
FDIC special assessment	**13**	17
Other	**52**	51
Total gross deferred tax assets	**448**	419
Deferred tax asset valuation allowance	**—**	—
Total deferred tax assets	**448**	419
Deferred tax liabilities:		
Right of use asset	**(33)**	(37)
Mortgage servicing rights	**(31)**	(11)
Premises and equipment	**(30)**	(19)
Unearned premiums	**(15)**	(15)
Goodwill	**(13)**	(9)
Deferred loan costs	**(12)**	(11)
Leasing basis differences	**(9)**	(11)
Other	**(24)**	(19)
Total deferred tax liabilities	**(167)**	(132)
Deferred tax assets, net	$ **281**	$ 287

At December 31, 2024, the net DTA balance totaled $281 million, a decrease from $287 million at December 31, 2023. Although realization is not assured, the Company believes the realization of the recognized net DTA of $281 million at December 31, 2024 is more-likely-than-not based on expectations as to future taxable income and based on available tax planning strategies that could be implemented if necessary to prevent a carryover from expiring.

The Company had no deferred tax valuation allowance as of December 31, 2024 and 2023.

As of December 31, 2024, the Company's gross federal NOL carryovers, all of which are subject to limitations under Section 382 of the IRC, totaled $36 million, for which a DTA of $3 million has been recorded, which reflects the expected benefit of these federal NOL carryovers after application of the Section 382 limitation. The Company also generated a total of $355 million of gross NOLs in the states of Arizona, Nebraska, North Carolina, Tennessee, and Virginia as of December 31, 2024, for which a DTA of $14 million has been recorded. The Company files income tax returns in the U.S. federal jurisdiction and in various states. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2020.

When tax returns are filed, it is highly certain most positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the Consolidated Financial Statements in the period in which, based on all available evidence, management believes it is more-likely-than-not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits on the accompanying Consolidated Balance Sheet along with any associated interest and penalties payable to the taxing authorities upon examination.

The total gross activity of unrecognized tax benefits related to the Company's uncertain tax positions are shown in the following table:

		December 31,		
		2024		2023
		(in millions)		
Beginning balance	$	**7.9**	$	6.6
Gross increases				
Tax positions in prior periods		**—**		0.4
Current period tax positions		**0.3**		0.9
Gross decreases				
Tax positions in prior periods		**(0.5)**		—
Ending balance	$	**7.7**	$	7.9

During the year ended December 31, 2024, the Company added a new position, which resulted in a tax detriment of $0.3 million. In addition, $0.5 million related to prior period tax positions were reversed due to lapses in the statute of limitations.

At December 31, 2024 and 2023, unrecognized tax benefits, net of associated deferred tax benefits, totaled $6.6 million and $6.9 million, respectively, that, if recognized, would favorably impact the effective tax rate. The Company believes it is reasonably possible that an unrecognized tax benefit will be reduced by $0.6 million within the next 12 months due to lapse of statute.

During the years ended December 31, 2024, 2023, and 2022, no amounts were recognized for interest and penalties as it relates to uncertain tax positions and as of December 31, 2024 and 2023, there was no accrual for penalties and interest.

LIHTC and renewable energy projects

The Company holds ownership interests in limited partnerships and limited liability companies that invest in affordable housing and renewable energy projects. These investments are designed to generate a return primarily through the realization of federal tax credits and deductions.

Investments in LIHTC and renewable energy totaled $606 million and $573 million as of December 31, 2024 and 2023, respectively. Unfunded LIHTC and renewable energy obligations are included in Other liabilities on the Consolidated Balance Sheet and totaled $320 million and $322 million as of December 31, 2024 and 2023, respectively.

The Company recognized $77.6 million, $64.1 million, and $57.2 million of tax credits related to LIHTC investments for the years ended December 31, 2024, 2023, and 2022, respectively. For the years ended December 31, 2024, 2023, and 2022, $75.2 million, $64.3 million, and $63.2 million of amortization related to LIHTC investments was recognized as a component of income tax expense, respectively.

18. COMMITMENTS AND CONTINGENCIES

Unfunded Commitments and Letters of Credit

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the Consolidated Balance Sheet.

Lines of credit are obligations to lend money to a borrower. Credit risk arises when the borrower's current financial condition may indicate less ability to pay than when the commitment was originally made. In the case of letters of credit, the risk arises from the potential failure of the customer to perform according to the terms of a contract. In such a situation, the third party might draw on the letter of credit to pay for completion of the contract and the Company would look to its customer to repay these funds with interest. To minimize the risk, the Company uses the same credit policies in making commitments and conditional obligations as it would for a loan to that customer.

Letters of credit and financial guarantees are commitments issued by the Company to guarantee the performance of a customer to a third party in borrowing arrangements. The Company generally has recourse to recover from the customer any amounts paid under the guarantees.

A summary of the contractual amounts for unfunded commitments and letters of credit are as follows:

	December 31,			
	2024		2023	
	(in millions)			
Commitments to extend credit, including unsecured loan commitments of $860 and $989 at December 31, 2024 and 2023, respectively	$	**13,546**	$	13,291
Credit card commitments and financial guarantees		**585**		418
Letters of credit, including unsecured letters of credit of $2 and $4 at December 31, 2024 and 2023, respectively		**437**		222
Total	$	**14,568**	$	13,931

The following table represents the contractual commitments for lines and letters of credit by maturity at December 31, 2024:

			Amount of Commitment Expiration per Period						
	Total Amounts Committed		Less Than 1 Year		1-3 Years		3-5 Years		After 5 Years
	(in millions)								
Commitments to extend credit	$	13,546	$	3,298	$	5,465	$	2,279	$	2,504
Credit card commitments and financial guarantees		585		585		—		—		—
Letters of credit		437		179		29		137		92
Total	$	14,568	$	4,062	$	5,494	$	2,416	$	2,596

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company enters into credit arrangements that generally provide for the termination of advances in the event of a covenant violation or other event of default. As commitments may expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. The commitments are collateralized by the same types of assets used as loan collateral.

The Company has exposure to credit losses from unfunded commitments and letters of credit. As funds have not been disbursed on these commitments, they are not reported as loans outstanding. Credit losses related to these commitments are included in Other liabilities as a separate loss contingency and are not included in the ACL reported in "Note 4. Loans, Leases and Allowance for Credit Losses" of these Consolidated Financial Statements. This loss contingency for unfunded loan commitments and letters of credit was $40 million and $32 million as of December 31, 2024 and 2023, respectively. Changes to this liability are adjusted through the provision for credit losses in the Consolidated Income Statement.

Commitments to Invest in Renewable Energy Projects

The Company has off-balance sheet commitments to invest in renewable energy projects, as described in "Note 17. Income Taxes" of these Consolidated Financial Statements, subject to the underlying project meeting certain milestones. These conditional commitments totaled $6 million and $32 million as of December 31, 2024 and 2023, respectively.

Concentrations of Lending Activities

The Company does not have a single external customer from which it derives 10% or more of its revenues. The Company monitors concentrations of lending activities at the product and borrower relationship level. Commercial and industrial loans made up 43% and 38% of the Company's HFI loan portfolio as of December 31, 2024 and 2023, respectively. The Company's loan portfolio includes significant credit exposure to the CRE market. As of December 31, 2024 and 2023, CRE related loans accounted for approximately 30% and 33% of total loans, respectively. Approximately 16% of these CRE loans, excluding construction and land loans, were owner-occupied as of December 31, 2024 and 2023. No borrower relationships at both the commitment and funded loan level exceeded 5% of total loans HFI as of December 31, 2024 and 2023.

Contingencies

The Company is involved in various lawsuits of a routine nature that are being handled and defended in the ordinary course of the Company's business. Expenses are being incurred in connection with these lawsuits, but in the opinion of management, based in part on consultation with outside legal counsel, the resolution of these lawsuits and associated defense costs will not have a material impact on the Company's financial position, results of operations, or cash flows.

19. FAIR VALUE ACCOUNTING

The fair value of an asset or liability is the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions market participants would use in pricing an asset or liability. ASC 825 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 825 are described in "Note 1. Summary of Significant Accounting Policies" of these Notes to Consolidated Financial Statements.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally-developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below.

Under ASC 825, the Company elected the FVO treatment for junior subordinated debt issued by WAL. This election is irrevocable and results in the recognition of unrealized gains and losses on the debt at each reporting date. These unrealized gains and losses are recognized in OCI rather than earnings. The Company did not elect FVO treatment for the junior subordinated debt assumed in the Bridge Capital Holdings acquisition.

The following table presents unrealized gains and losses from fair value changes on junior subordinated debt:

	Year Ended December 31,		
	2024	2023	2022
	(in millions)		
Unrealized (losses) gains	$ (1.9)	$ (0.3)	$ 4.9
Changes included in OCI, net of tax	(1.4)	(0.2)	3.7

Fair value on a recurring basis

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

AFS debt securities: Securities classified as AFS are reported at fair value utilizing Level 1 and Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include quoted prices in active markets, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions, among other things.

Equity securities: Preferred stock and CRA investments are reported at fair value utilizing Level 1 inputs.

Independent pricing service: The Company's independent pricing service provides pricing information on the majority of the Company's Level 1 and Level 2 AFS debt securities. For a small subset of securities, other pricing sources are used, including observed prices on publicly traded securities and dealer quotes. Management independently evaluates the fair value measurements received from the Company's third-party pricing service through multiple review steps. First, management reviews what has transpired in the marketplace with respect to interest rates, credit spreads, volatility, and mortgage rates, among other things, and develops an expectation of changes to the securities' valuations from the previous quarter. Then, management selects a sample of investment securities and compares the values provided by its primary third-party pricing service to the market values obtained from secondary sources, including other pricing services and safekeeping statements, and evaluates those with notable variances. In instances where there are discrepancies in pricing from various sources and management expectations, management may manually price securities using currently observed market data to determine whether they can develop similar prices or may utilize bid information from broker dealers. Any remaining discrepancies between management's review and the prices provided by the vendor are discussed with the vendor and/or the Company's other valuation advisors.

Loans HFS: Government-insured or guaranteed and agency-conforming 1-4 family residential loans HFS are salable into active markets. Accordingly, the fair value of these loans is based primarily on quoted market or contracted selling prices or a market price equivalent, which are categorized as Level 2 in the fair value hierarchy.

Mortgage servicing rights: MSRs are measured based on valuation techniques using Level 3 inputs. The Company uses a discounted cash flow model that incorporates assumptions market participants would use in estimating the fair value of servicing rights, including, but not limited to, option adjusted spread, conditional prepayment rate, servicing fee rate, recapture rate, and cost to service.

Derivative financial instruments: Forward contracts are measured based on valuation techniques using Level 2 inputs, such as quoted market prices, contracted selling prices, or a market price equivalent. Interest rate and foreign currency contracts are reported at fair value utilizing Level 2 inputs. The Company obtains dealer quotations to value its interest rate contracts. IRLCs are measured based on valuation techniques that consider loan type, underlying loan amount, maturity date, note rate, loan program, and expected settlement date, with Level 3 inputs for the servicing release premium and pull-through rate. These measurements are adjusted at the loan level to consider the servicing release premium and loan pricing adjustment specific to each loan. The base value is then adjusted for estimated pull-through rates. The pull-through rate and servicing fee multiple are unobservable inputs based on historical experience. Equity warrants are measured using a Black-Scholes option pricing model based on contractual strike price, expected term, the risk-free interest rate, and volatility, which may be adjusted for a lack of marketability. The volatility input is considered Level 3 as the underlying equity is not publicly traded and is determined using comparable publicly traded companies.

Junior subordinated debt: The Company estimates the fair value of its junior subordinated debt using a discounted cash flow model which incorporates the effect of the Company's own credit risk in the fair value of the liabilities (Level 3). The Company's cash flow assumptions are based on contractual cash flows as the Company anticipates it will pay the debt according to its contractual terms.

The fair value of assets and liabilities measured at fair value on a recurring basis was determined using the following inputs:

	Fair Value Measurements at the End of the Reporting Period Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(in millions)			
December 31, 2024				
Available-for-sale debt securities				
Residential MBS issued by GSEs and GNMA	$ —	$ 5,831	$ —	$ 5,831
U.S. Treasury securities	4,383	—	—	4,383
Private label residential MBS	—	947	—	947
Tax-exempt	—	845	—	845
CLO	—	570	—	570
Commercial MBS issued by GSEs and GNMA	—	437	—	437
Corporate debt securities	—	386	—	386
Other	2	67	—	69
Total AFS debt securities	$ 4,385	$ 9,083	$ —	$ 13,468
Equity securities				
Preferred stock	$ 91	$ —	$ —	$ 91
CRA investments	26	—	—	26
Total equity securities	$ 117	$ —	$ —	$ 117
Loans HFS (2)	$ —	$ 2,240	$ 4	$ 2,244
Mortgage servicing rights	—	—	1,127	1,127
Derivative assets (1)	—	198	35	233
Liabilities:				
Junior subordinated debt (3)	$ —	$ —	$ 65	$ 65
Derivative liabilities (1)	—	69	7	76

(1) See "Note 15. Derivatives and Hedging Activities." In addition, the carrying value of loans was decreased by $96 million as of December 31, 2024 for the effective portion of the hedge, which relates to the fair value of the hedges put in place to mitigate against fluctuations in interest rates. Derivative assets and liabilities exclude margin of $72 million and $3 million, respectively.

(2) Includes only the portion of loans HFS that is recorded at fair value at each reporting period pursuant to the election of FVO treatment.

(3) Includes only the portion of junior subordinated debt that is recorded at fair value at each reporting period pursuant to the election of FVO treatment.

	Fair Value Measurements at the End of the Reporting Period Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
		(in millions)		
December 31, 2023				
Assets:				
Available-for-sale debt securities				
U.S. Treasury securities	$ 4,853	$ —	$ —	$ 4,853
Residential MBS issued by GSEs and GNMA	—	1,972	—	1,972
CLO	—	1,399	—	1,399
Private label residential MBS	—	1,117	—	1,117
Tax-exempt	—	858	—	858
Commercial MBS issued by GSEs and GNMA	—	530	—	530
Corporate debt securities	—	367	—	367
Other	28	41	—	69
Total AFS debt securities	$ 4,881	$ 6,284	$ —	$ 11,165
Equity securities				
Preferred stock	$ 100	$ —	$ —	$ 100
CRA investments	26	—	—	26
Total equity securities	$ 126	$ —	$ —	$ 126
Loans - HFS (2)	$ —	$ 1,377	$ 3	$ 1,380
Mortgage servicing rights	—	—	1,124	1,124
Derivative assets (1)	—	66	22	88
Liabilities:				
Junior subordinated debt (3)	$ —	$ —	$ 63	$ 63
Derivative liabilities (1)	—	100	—	100

(1) See "Note 15. Derivatives and Hedging Activities." In addition, the carrying value of loans was increased by $6 million as of December 31, 2023 for the effective portion of the hedge, which relates to the fair value of the hedges put in place to mitigate against fluctuations in interest rates. Derivative assets and liabilities exclude margin of $202 million and $(9) million, respectively.

(2) Includes only the portion of loans HFS that is recorded at fair value at each reporting period pursuant to the election of FVO treatment.

(3) Includes only the portion of junior subordinated debt that is recorded at fair value at each reporting period pursuant to the election of FVO treatment.

The change in Level 3 liabilities measured at fair value on a recurring basis included in OCI was as follows:

	Junior Subordinated Debt		
	Year Ended December 31,		
	2024	2023	2022
	(in millions)		
Beginning balance	$ (62.8)	$ (62.5)	$ (67.4)
Change in fair value (1)	(1.9)	(0.3)	4.9
Ending balance	$ (64.7)	$ (62.8)	$ (62.5)

(1) Unrealized (losses) gains attributable to changes in the fair value of junior subordinated debt are recorded in OCI, net of tax, and totaled $(1.4) million, $(0.2) million, and $3.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The significant unobservable inputs used in the fair value measurements of these Level 3 liabilities were as follows:

	December 31, 2024	Valuation Technique	Significant Unobservable Inputs	Input Value
	(in millions)			
Junior subordinated debt	$ 65	**Discounted cash flow**	**Implied credit rating of the Company**	7.43 %

	December 31, 2023	Valuation Technique	Significant Unobservable Inputs	Input Value
	(in millions)			
Junior subordinated debt	$ 63	Discounted cash flow	Implied credit rating of the Company	8.92 %

The significant unobservable inputs used in the fair value measurement of the Company's junior subordinated debt as of December 31, 2024 and 2023 was the implied credit risk for the Company. The implied credit risk spread as of December 31, 2024 and 2023 was calculated as the difference between the average of the 10 and 15-year 'BB' rated financial indexes over the corresponding swap indexes.

As of December 31, 2024, the Company estimates the discount rate at 7.43%, which represents an implied credit spread of 3.12% plus three-month SOFR (4.31%). As of December 31, 2023, the Company estimated the discount rate at 8.92%, which was a 3.59% credit spread plus three-month SOFR (5.33%).

The change in Level 3 assets and liabilities measured at fair value on a recurring basis included in income was as follows:

	Year Ended December 31, 2024							
	2024				2023			
	MSRs		IRLCs (1)		MSRs		IRLCs (1)	
	(in millions)							
Balance, beginning of period	$	1,124	$	18	$	1,148	$	2
Purchases and additions		923		18,896		865		15,434
Sales and payments		(905)		—		(800)		—
Settlement of IRLCs upon acquisition or origination of loans HFS		—		(18,916)		—		(15,420)
Change in fair value		144		—		11		2
Mark to market adjustments		—		—		4		—
Realization of cash flows		(159)		—		(104)		—
Balance, end of period	$	1,127	$	(2)	$	1,124	$	18
Changes in unrealized gains (losses) for the period (2)	$	71	$	(2)	$	19	$	(18)

(1)   IRLC asset and liability positions are presented net.

(2)   Amounts recognized as part of non-interest income.

The significant unobservable inputs used in the fair value measurements of these Level 3 assets and liabilities were as follows:

		December 31, 2024	
Asset/liability	Key inputs	Range	Weighted average
MSRs:	Option adjusted spread (in basis points)	21 - 315	237
	Conditional prepayment rate (1)	8.4% - 19.0%	14.0 %
	Recapture rate	20.0% - 20.0%	20.0 %
	Servicing fee rate (in basis points)	25.0 - 56.5	36.4
	Cost to service	$75 - $95	$82
IRLCs:	Servicing fee multiple	4.3 - 6.4	5.3
	Pull-through rate	76% - 100%	92 %

		December 31, 2023	
Asset/liability	Key inputs	Range	Weighted average
MSRs:	Option adjusted spread (in basis points)	29 - 253	213
	Conditional prepayment rate (1)	9.5% - 23.9%	17.4 %
	Recapture rate	20.0% - 20.0%	20.0 %
	Servicing fee rate (in basis points)	25.0 - 56.5	35.6
	Cost to service	$93 - $100	$95
IRLCs:	Servicing fee multiple	3.2 - 5.4	4.3
	Pull-through rate	68% - 100%	89 %

(1)   Lifetime total prepayment speed annualized.

The following is a summary of the difference between the aggregate fair value and the aggregate UPB of loans HFS for which the FVO has been elected:

	December 31,					
	2024			2023		
	Fair value	**UPB**	**Difference**	Fair value	UPB	Difference
			(in millions)			
Loans HFS:						
Current through 89 days delinquent	$ 2,244	$ 2,195	$ 49	$ 1,379	$ 1,319	$ 60
90 days or more delinquent	—	—	—	1	2	(1)
Total	$ 2,244	$ 2,195	$ 49	$ 1,380	$ 1,321	$ 59

Fair value on a nonrecurring basis

Certain assets are measured at fair value on a nonrecurring basis. That is, the assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of credit deterioration). The following table presents such assets carried on the Consolidated Balance Sheet by caption and by level within the ASC 825 hierarchy:

	Fair Value Measurements at the End of the Reporting Period Using			
	Total	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Active Markets for Similar Assets (Level 2)**	**Unobservable Inputs (Level 3)**
		(in millions)		
As of December 31, 2024				
Loans HFI	$ 561	$ —	$ —	$ 561
Other assets acquired through foreclosure	52	—	—	52
As of December 31, 2023				
Loans HFI	$ 379	$ —	$ —	$ 379
Other assets acquired through foreclosure	8	—	—	8

For Level 3 assets measured at fair value on a nonrecurring basis as of period end, the significant unobservable inputs used in the fair value measurements were as follows:

December 31, 2024		Valuation Technique(s)		Significant Unobservable Inputs	Range
	(in millions)				
		Collateral method	Third party appraisal	Costs to sell	6.0% to 10.0%
			Discount rate	Contractual loan rate	3.0% to 8.0%
Loans HFI	$ 561	Discounted cash flow method	Scheduled cash collections	Probability of default	0% to 20.0%
			Proceeds from non-real estate collateral	Loss given default	0% to 70.0%
Other assets acquired through foreclosure	52	Collateral method	Third party appraisal	Costs to sell	1.0% to 6.0%

December 31, 2023		Valuation Technique(s)		Significant Unobservable Inputs	Range
	(in millions)				
		Collateral method	Third party appraisal	Costs to sell	6.0% to 10.0%
			Discount rate	Contractual loan rate	3.0% to 8.0%
Loans HFI	$ 379	Discounted cash flow method	Scheduled cash collections	Probability of default	0% to 20.0%
			Proceeds from non-real estate collateral	Loss given default	0% to 70.0%
Other assets acquired through foreclosure	8	Collateral method	Third party appraisal	Costs to sell	4.0% to 10.0%

Loans HFI: Loans measured at fair value on a nonrecurring basis include collateral dependent loans. The specific reserves for these loans are based on collateral value, net of estimated disposition costs and other identified quantitative inputs. Collateral value is determined based on independent third-party appraisals or internally-developed discounted cash flow analyses. Appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be Level 2. However, certain assumptions and unobservable inputs are often used by the appraiser, therefore qualifying the assets as Level 3 in the fair value hierarchy. In addition, when adjustments are made to an appraised value to reflect various factors such as the age of the appraisal or known changes in the market or the collateral, such valuation inputs are considered unobservable and the fair value measurement is categorized as a Level 3 measurement. Internal discounted cash flow analyses are also utilized to estimate the fair value of these loans, which considers internally-developed, unobservable inputs such as discount rates, default rates, and loss severity.

Total Level 3 collateral dependent loans had an estimated fair value of $561 million and $379 million at December 31, 2024 and 2023, respectively, net of a specific ACL of $46 million and $10 million at December 31, 2024 and 2023, respectively.

Other assets acquired through foreclosure: Other assets acquired through foreclosure consist of properties acquired as a result of, or in-lieu-of, foreclosure. These assets are initially reported at the fair value determined by independent appraisals using appraised value less estimated cost to sell. Such properties are generally re-appraised every 12 months. Costs relating to the development or improvement of the assets are capitalized and costs relating to holding the assets are charged to expense.

Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be Level 2. However, certain assumptions and unobservable inputs are often used by the appraiser, therefore qualifying the assets as Level 3 in the fair value hierarchy. When significant adjustments are based on unobservable inputs, such as when a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the resulting fair value measurement has been categorized as a Level 3 measurement. The Company had $52 million and $8 million of such assets at December 31, 2024 and 2023, respectively.

Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments is as follows:

| | December 31, 2024 | | | | |
| | | Fair Value | | | |
	Carrying Amount	Level 1	Level 2	Level 3	Total
			(in millions)		
Financial assets:					
Investment securities:					
HTM	$ 1,526	$ —	$ 1,309	$ —	$ 1,309
AFS	13,468	4,385	9,083	—	13,468
Equity securities	117	117	—	—	117
Derivative assets (1)	233	—	198	35	233
Loans HFS	2,286	—	2,259	27	2,286
Loans HFI, net	53,302	—	—	53,070	53,070
Mortgage servicing rights	1,127	—	—	1,127	1,127
Accrued interest receivable	362	—	362	—	362
Financial liabilities:					
Deposits	$ 66,341	$ —	$ 66,393	$ —	$ 66,393
Other borrowings	5,573	—	5,545	—	5,545
Qualifying debt	899	—	789	78	867
Derivative liabilities (1)	76	—	69	7	76
Accrued interest payable	138	—	138	—	138

(1)   Derivative assets and liabilities exclude margin of $72 million and $3 million, respectively.

		December 31, 2023			
			Fair Value		
	Carrying Amount	Level 1	Level 2	Level 3	Total
			(in millions)		
Financial assets:					
Investment securities:					
HTM	$ 1,429	$ —	$ 1,251	$ —	$ 1,251
AFS	11,165	4,881	6,284	—	11,165
Equity securities	126	126	—	—	126
Derivative assets (1)	84	—	66	22	88
Loans HFS	1,402	—	1,379	23	1,402
Loans HFI, net	49,960	—	—	46,877	46,877
Mortgage servicing rights	1,124	—	—	1,124	1,124
Accrued interest receivable	370	—	370	—	370
Financial liabilities:					
Deposits	$ 55,333	$ —	$ 55,379	$ —	$ 55,379
Other borrowings	7,230	—	7,192	—	7,192
Qualifying debt	895	—	734	76	810
Derivative liabilities (1)	100	—	100	—	100
Accrued interest payable	151	—	151	—	151

(1)   Derivative assets and liabilities exclude margin of $202 million and $(9) million, respectively.

Interest rate risk

The Company assumes interest rate risk (the risk to the Company's earnings and capital from changes in interest rate levels) as a result of its normal operations. As a result, the fair values of the Company's financial instruments, as well as its future net interest income, will change when interest rate levels change and that change may be either favorable or unfavorable to the Company.

Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the Company's change in EVE and net interest income resulting from hypothetical changes in interest rates. If potential changes to EVE and earnings resulting from hypothetical interest rate changes are not within the limits established by the BOD, the BOD may direct management to adjust the asset and liability mix to bring interest rate risk within BOD-approved limits.

WAB has an ALCO charged with managing interest rate risk within the BOD-approved limits. Limits are structured to preclude an interest rate risk profile which does not conform to both management and BOD risk tolerances without BOD and ALCO approval. Interest rate risk is also evaluated at the Parent level, which is reported to the BOD and its Finance and Investment Committee.

Fair value of commitments

The estimated fair value of letters of credit outstanding at December 31, 2024 and 2023 approximates zero as there have been no significant changes in borrower creditworthiness. Loan commitments on which the committed interest rates are less than the current market rate are insignificant at December 31, 2024 and 2023.

20. REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could trigger certain mandatory or discretionary actions that, if undertaken, could have a direct material effect on the Company's business and financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As permitted by the regulatory capital rules, the Company elected the CECL transition option that delayed the estimated impact on regulatory capital resulting from the adoption of CECL over a five-year transition period ending December 31, 2024. Accordingly, capital ratios and amounts in 2024 include a 25% capital benefit that resulted from the increased ACL related to the adoption of ASC 326, compared to a 50% capital benefit for 2023.

As of December 31, 2024 and 2023, the Company and the Bank exceeded the capital levels necessary to be classified as well-capitalized, as defined by the various banking agencies. The actual capital amounts and ratios for the Company and the Bank are presented in the following tables:

	Total Capital		Tier 1 Capital		Risk-Weighted Assets		Tangible Average Assets		Total Capital Ratio	Tier 1 Capital Ratio	Tier 1 Leverage Ratio	Common Equity Tier 1
	(dollars in millions)											
December 31, 2024												
WAL	$	7,922	$	6,687	$	56,019	$	82,691	14.1 %	11.9 %	8.1 %	11.3 %
WAB		7,444		6,803		55,983		82,562	13.3	12.2	8.2	12.2
Well-capitalized ratios									10.0	8.0	5.0	6.5
Minimum capital ratios									8.0	6.0	4.0	4.5
December 31, 2023												
WAL	$	7,201	$	6,035	$	52,517	$	70,295	13.7 %	11.5 %	8.6 %	10.8 %
WAB		6,802		6,229		52,508		70,347	13.0	11.9	8.9	11.9
Well-capitalized ratios									10.0	8.0	5.0	6.5
Minimum capital ratios									8.0	6.0	4.0	4.5

The Company and the Bank are also subject to liquidity and other regulatory requirements as administered by the federal banking agencies. These agencies have broad powers and at their discretion, could limit or prohibit the Company's payment of dividends, payment of certain debt service and issuance of capital stock and debt as they deem appropriate and as such, actions by the agencies could have a direct material effect on the Company's business and financial statements.

The Company is also required to maintain specified levels of capital to remain in good standing with certain federal government agencies, including FNMA, FHLMC, GNMA, and HUD. These capital requirements are generally tied to the unpaid balances of loans included in the Company's servicing portfolio or loan production volume. Noncompliance with these capital requirements can result in various remedial actions up to, and including, removing the Company's ability to sell loans to and service loans on behalf of the respective agency. The Company believes it is in compliance with these requirements as of December 31, 2024.

21. EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) employee benefit plan for all eligible employees. Participants are able to defer between 1% and 75% (up to a maximum of $23,000 for those under 50 years of age and $30,500 for those between 50 and 59 years of age) of their annual compensation. The Company may elect to match a discretionary amount each year, which was 100% of the first 5% of the participant's compensation deferred into the plan during the year ended December 31, 2024. The Company's contributions to this plan totaled $17.8 million, $17.7 million, and $15.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

In addition, the Company has a SERP, which is an unfunded noncontributory defined benefit pension plan. The SERP provides retirement benefits to certain Bridge officers based on years of service and final average salary. The projected benefit obligation was $15 million and $14 million as of December 31, 2024 and 2023, respectively, all of which was unfunded. Net periodic benefit cost totaled $1.2 million for the year ended December 31, 2024 and $1.0 million for each of the years ended December 31, 2023 and 2022.

22. RELATED PARTY TRANSACTIONS

Principal stockholders, directors, and executive officers of the Company, their immediate family members, and companies they control or own more than a 10% interest in, are considered to be related parties. In the ordinary course of business, the Company engages in various related party transactions, including extending credit and bank service transactions. All related party transactions are subject to review and approval pursuant to the Company's related party transactions policy.

Federal banking regulations require any extensions of credit to insiders and their related interests not be offered on terms more favorable than would be offered to non-related borrowers of similar creditworthiness. The following table summarizes the aggregate activity for such loans:

	Year Ended December 31,		
	2024		2023
	(in millions)		
Balance, beginning	$	—	$	172
New loans		22		—
Advances		—		457
Repayments and other		—		(629)
Balance, ending	$	22	$	—

The increase in the related party loan balance from December 31, 2023 was primarily driven by the execution and funding of a new loan to a single related party. None of these loans were past due, on non-accrual status or have been restructured during the year ended December 31, 2024 to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. In addition, there were no loans to a related party that were considered classified loans at December 31, 2024 or 2023. For the years ended December 31, 2024, 2023, and 2022, interest income associated with related party loans was approximately $0.1 million, $1.6 million and $2.5 million, respectively. During the year ended December 31, 2024, there were no residential loans purchased by the Company from related parties, compared to $27 million and $914 million during the years ended December 31, 2023 and 2022, respectively.

Loan commitments outstanding with related parties totaled $82 million and $2 million at December 31, 2024 and 2023, respectively. The increase in related party loan commitments during the year ended December 31, 2024 is primarily due to changes in composition of the Company's BOD and origination of new loans to related parties.

The Company also accepts deposits from related parties, which totaled $159 million and $62 million at December 31, 2024 and 2023, respectively, with related interest expense of approximately $5.8 million during the year ended December 31, 2024 and $1.1 million and $0.2 million during the years ended December 31, 2023 and 2022, respectively. The increase in deposits from related parties during the year ended December 31, 2024 is primarily related to changes in composition of the Company's BOD. There were no earnings credits on deposits from related parties for the year ended December 31, 2024, compared to $2.6 million and $1.9 million for the years ended December 31, 2023, and 2022, respectively.

There were no loans serviced by related parties at December 31, 2024 and 2023 and $2.1 billion of residential loans serviced by related parties at December 31, 2022. During the year ended December 31, 2024, there were no loan servicing fees paid to related parties compared to $0.6 million and $1.5 million during the years ended December 31, 2023 and 2022, respectively. Donations, sponsorships, and other payments to related parties totaled less than $1.0 million during each of the years ended December 31, 2024, 2023, and 2022.

23. PARENT COMPANY FINANCIAL INFORMATION

The condensed financial statements of the holding company are presented in the following tables:

WESTERN ALLIANCE BANCORPORATION

Condensed Balance Sheets

	December 31,			
	2024		2023	
	(in millions)			
ASSETS:				
Cash and cash equivalents	$	**181**	$	140
Investment securities - equity		**31**		31
Investment in subsidiaries		**7,096**		6,513
Other assets		**85**		71
Total assets	$	**7,393**	$	6,755
LIABILITIES AND STOCKHOLDERS' EQUITY:				
Qualifying debt	$	**674**	$	671
Accrued interest and other liabilities		**12**		6
Total liabilities		**686**		677
Total stockholders' equity		**6,707**		6,078
Total liabilities and stockholders' equity	$	**7,393**	$	6,755

WESTERN ALLIANCE BANCORPORATION

Condensed Income Statements

	Year Ended December 31,					
	2024		2023		2022	
	(in millions)					
Income:						
Dividends from subsidiaries	$	**240.0**	$	330.0	$	261.8
Interest income		**2.7**		2.9		3.8
Non-interest income (loss)		**22.5**		1.5		(0.9)
Total income		**265.2**		334.4		264.7
Expense:						
Interest expense		**25.7**		25.4		22.6
Non-interest expense		**27.4**		29.3		26.5
Total expense		**53.1**		54.7		49.1
Income before income taxes and equity in undistributed earnings of subsidiaries		**212.1**		279.7		215.6
Income tax benefit		**6.1**		10.3		11.0
Income before equity in undistributed earnings of subsidiaries		**218.2**		290.0		226.6
Equity in undistributed earnings of subsidiaries		**569.5**		432.4		830.7
Net income		**787.7**		722.4		1,057.3
Dividends on preferred stock		**12.8**		12.8		12.8
Net income available to common stockholders	$	**774.9**	$	709.6	$	1,044.5

Western Alliance Bancorporation

Condensed Statements of Cash Flows

		Year Ended December 31,				
		2024		2023		2022
		(in millions)				
Cash flows from operating activities:						
Net income	$	**787.7**	$	722.4	$	1,057.3
Adjustments to reconcile net income to net cash provided by operating activities:						
Equity in net undistributed earnings of subsidiaries		**(569.5)**		(432.4)		(830.7)
Change in fair value of assets and liabilities measured at fair value		**(0.2)**		(3.4)		8.7
Other operating activities, net		**17.9**		(1.8)		(16.8)
Net cash provided by operating activities		**235.9**		284.8		218.5
Cash flows from investing activities:						
Purchases of securities		**—**		(153.9)		(0.4)
Principal pay downs, calls, maturities, and sales proceeds of securities		**—**		155.5		1.8
Capital contributions to subsidiaries		**—**		(50.0)		(193.0)
Other investing activities, net		**(19.0)**		(10.0)		(12.1)
Net cash used in investing activities		**(19.0)**		(58.4)		(203.7)
Cash flows from financing activities:						
Proceeds from issuance of common stock, net		**0.1**		0.1		157.7
Cash dividends paid on common and preferred stock		**(176.8)**		(171.5)		(166.2)
Net cash used in financing activities		**(176.7)**		(171.4)		(8.5)
Net increase in cash and cash equivalents		**40.2**		55.0		6.3
Cash and cash equivalents at beginning of year		**140.3**		85.3		79.0
Cash and cash equivalents at end of year	$	**180.5**	$	140.3	$	85.3

24. SEGMENTS

Beginning with the annual period ending December 31, 2024, the Company adopted the guidance within ASU 2023-07, *Segment Reporting (Topic 280)*, which expanded disclosure requirements for significant segment expenses and other segment items. In connection with the adoption of this guidance, the components that comprise net interest income, which include interest income, interest expense and funds transfer pricing adjustments, are presented in separate line items in the reportable segment income statement tables below. Salaries and employee benefits are also presented separately as these expenses were previously included within total non-interest expense. Income statement information for prior periods was recast to conform to the current presentation.

The Company's reportable segments are aggregated with a focus on products and services offered and consist of three reportable segments:

- Commercial: provides commercial banking and treasury management products and services to small and middle-market businesses, specialized banking services to sophisticated commercial institutions and investors within niche industries, as well as financial services to the real estate industry.
- Consumer Related: offers both commercial banking services to enterprises in consumer-related sectors and consumer banking services, such as residential mortgage banking.
- Corporate & Other: consists of the Company's investment portfolio, Corporate borrowings and other related items, income and expense items not allocated to other reportable segments, and inter-segment eliminations.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker assesses overall segment performance based on pre-tax income and uses this metric to allocate resources for each segment, focusing on budgeting and forecasting.

The Company's segment reporting process begins with the assignment of all loan and deposit accounts directly to the segments where these products are originated and/or serviced. Equity capital is assigned to each segment based on the risk profile of their assets and liabilities. With the exception of goodwill, which is assigned a 100% weighting, equity capital allocations ranged from 0% to 20% during the year. Any excess or deficient equity not allocated to segments based on risk is assigned to the Corporate & Other segment.

Net interest income, provision for credit losses, and non-interest expense amounts are recorded in their respective segments to the extent the amounts are directly attributable to those segments. Net interest income is recorded in each segment on a TEB with a corresponding increase in income tax expense, which is eliminated in the Corporate & Other segment.

Further, net interest income of a reportable segment includes a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics. Using this funds transfer pricing methodology, liquidity is transferred between users and providers. A net user of funds has lending/investing in excess of deposits/borrowings and a net provider of funds has deposits/borrowings in excess of lending/investing. A segment that is a user of funds is charged for the use of funds, while a provider of funds is credited through funds transfer pricing, which is determined based on the average estimated life of the assets or liabilities in the portfolio. Residual funds transfer pricing mismatches are allocable to the Corporate & Other segment and presented in net interest income.

The net income amount for each reportable segment is further derived by the use of expense allocations. Certain expenses not directly attributable to a specific segment are allocated across all segments based on key metrics, such as number of employees, number of transactions processed for loans and deposits, and average loan and deposit balances. These types of expenses include information technology, operations, human resources, finance, risk management, credit administration, legal, and marketing.

Income taxes are applied to each segment based on estimated effective tax rates. Any difference in the corporate tax rate and the aggregate effective tax rates in the segments are adjusted in the Corporate & Other segment.

The assignment and allocation methodologies used in the segment reporting process discussed above change from time to time as systems are enhanced, methods for evaluating segment performance or product lines change or as business segments are realigned.

The following is a summary of reportable segment balance sheet information:

	Consolidated Company		Commercial		Consumer Related		Corporate & Other
At December 31, 2024:			*(in millions)*				
Assets:							
Cash, cash equivalents, and investment securities	$ 19,191	$	14	$	—	$	19,177
Loans HFS	2,286		—		2,286		—
Loans HFI, net of deferred fees and costs	53,676		31,544		22,132		—
Less: allowance for credit losses	(374)		(320)		(54)		—
Net loans HFI	53,302		31,224		22,078		—
Goodwill and other intangible assets, net	659		291		368		—
Other assets	5,496		367		1,923		3,206
Total assets	$ 80,934	$	31,896	$	26,655	$	22,383
Liabilities:							
Deposits	$ 66,341	$	25,487	$	33,767	$	7,087
Borrowings and qualifying debt	6,472		15		37		6,420
Other liabilities	1,414		72		476		866
Total liabilities	74,227		25,574		34,280		14,373
Allocated equity:	6,707		2,727		1,899		2,081
Total liabilities and stockholders' equity	$ 80,934	$	28,301	$	36,179	$	16,454
Excess funds provided (used)	—		(3,595)		9,524		(5,929)
At December 31, 2023:							
Assets:							
Cash, cash equivalents, and investment securities	$ 14,288	$	13	$	125	$	14,150
Loans HFS	1,402		—		1,402		—
Loans HFI, net of deferred fees and costs	50,297		29,136		21,161		—
Less: allowance for credit losses	(337)		(284)		(53)		—
Net loans HFI	49,960		28,852		21,108		—
Goodwill and other intangible assets, net	669		292		377		—
Other assets	4,543		398		1,826		2,319
Total assets	$ 70,862	$	29,555	$	24,838	$	16,469
Liabilities:							
Deposits	$ 55,333	$	23,508	$	25,101	$	6,724
Borrowings and qualifying debt	8,125		7		402		7,716
Other liabilities	1,326		109		338		879
Total liabilities	64,784		23,624		25,841		15,319
Allocated equity:	6,078		2,555		1,790		1,733
Total liabilities and stockholders' equity	$ 70,862	$	26,179	$	27,631	$	17,052
Excess funds provided (used)	—		(3,376)		2,793		583

The following is a summary of reportable segment income statement information:

	Consolidated Company		Commercial		Consumer Related		Corporate & Other	
Year Ended December 31, 2024:				*(in millions)*				
Interest income	$	4,541.1	$	2,499.6	$	1,083.4	$	958.1
Interest expense		1,922.2		681.3		611.6		629.3
Funds transfer pricing		—		(650.7)		994.2		(343.5)
Net interest income		2,618.9		1,167.6		1,466.0		(14.7)
Provision for credit losses		145.9		136.2		2.2		7.5
Net interest income after provision for credit losses		2,473.0		1,031.4		1,463.8		(22.2)
Non-interest income		543.2		120.9		354.3		68.0
Salaries and employee benefits		631.1		135.6		132.6		362.9
Other non-interest expense (1)		1,393.9		486.1		1,228.3		(320.5)
Income before provision for income taxes		991.2		530.6		457.2		3.4
Income tax expense		203.5		109.4		90.7		3.4
Net income	$	787.7	$	421.2	$	366.5	$	—
Year Ended December 31, 2023:								
Interest income	$	4,035.3	$	2,426.6	$	960.3	$	648.4
Interest expense		1,696.4		485.2		417.9		793.3
Funds transfer pricing		—		(554.2)		358.3		195.9
Net interest income		2,338.9		1,387.2		900.6		51.1
Provision for credit losses		62.6		38.3		3.3		21.0
Net interest income after provision for credit losses		2,276.3		1,348.9		897.3		30.1
Non-interest income		280.7		(23.4)		287.0		17.1
Salaries and employee benefits		566.3		149.7		125.8		290.8
Other non-interest expense (1)		1,057.1		430.7		799.3		(172.9)
Income before provision for income taxes		933.6		745.1		259.2		(70.7)
Income tax expense		211.2		174.8		59.5		(23.1)
Net income	$	722.4	$	570.3	$	199.7	$	(47.6)
Year Ended December 31, 2022:								
Interest income	$	2,691.8	$	1,588.7	$	811.9	$	291.2
Interest expense		475.5		127.7		77.8		270.0
Funds transfer pricing		—		71.2		122.6		(193.8)
Net interest income		2,216.3		1,532.2		856.7		(172.6)
Provision for credit losses		68.1		47.2		21.1		(0.2)
Net interest income after provision for credit losses		2,148.2		1,485.0		835.6		(172.4)
Non-interest income		324.6		59.7		247.3		17.6
Salaries and employee benefits		539.5		115.1		173.8		250.6
Other non-interest expense (1)		617.2		350.8		456.6		(190.2)
Income before provision for income taxes		1,316.1		1,078.8		452.5		(215.2)
Income tax expense		258.8		256.5		107.7		(105.4)
Net income	$	1,057.3	$	822.3	$	344.8	$	(109.8)

(1)   The composition of other non-interest expense is consistent with Non-interest expense as presented in the Consolidated Income Statement.

25. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue streams within the scope of ASC 606 include service charges and fees, interchange fees on credit and debit cards, and legal settlement service fees. These revenues totaled $68.0 million, $98.6 million, and $44.1 million for the years ended December 31, 2024, 2023, and 2022, respectively. The Company had no material unsatisfied performance obligations as of December 31, 2024 or 2023.

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

Item 9A. **Controls and Procedures.**

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by the Company's management, with the participation of its CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e), under the Exchange Act). Based upon that evaluation, the Company's CEO and CFO concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of WAL is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2024, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "*Internal Control-Integrated Framework*" issued by the COSO in 2013. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2024, based on those criteria.

RSM US LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements of the Company included in this Annual Report on Form 10-K, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. Their report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Western Alliance Bancorporation

Opinion on the Internal Control Over Financial Reporting

We have audited Western Alliance Bancorporation and its subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024 of the Company and our report dated February 25, 2025, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Austin, Texas
February 25, 2025

155

Item 9B.   Other Information.

Insider Adoption of Termination of Trading Arrangements

During the quarter ended December 31, 2024, none of our directors or officers informed us of the adoption or termination of any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers (Item 5.02(c))

As previously reported on the Company's Current Report on Form 8-K filed on July 30, 2024, J. Kelly Ardrey, Jr., the Company's Chief Accounting Officer, notified the Company of his intention to retire from the Company, effective March 3, 2025. In anticipation of Mr. Ardrey's retirement, on February 24, 2025, Ben Mucha was appointed as Chief Accounting Officer, effective as of March 3, 2025. Mr. Mucha (53) has been the Company's Deputy Chief Accounting Officer since March 2023. Prior to joining the Company, Mr. Mucha was Assistant Controller (March 2020 to March 2023) and Director of External Reporting and Corporate Accounting (October 2018-March 2020) with U.S. Bank.

There are no arrangements or understandings between Mr. Mucha and any other person pursuant to which he was appointed as Chief Accounting Officer, and there are no transactions between Mr. Mucha and the Company that would require disclosure under Item 404(a) of Regulation S-K. There are no family relationships between Mr. Mucha and any director or executive officer. No material plans, contracts or arrangements have been entered into between the Company and Mr. Mucha in connection with his appointment.

Other Events (Item 8.01)

On February 19, 2025, the Company determined to report information related to a data security incident which it has been investigating. On January 27, 2025, the Company was made aware that a threat actor obtained unauthorized access to files transferred through a third-party secure file transfer software used by WAB. The Company was made aware of a zero-day vulnerability at the vendor on October 27, 2024 (the "Vendor Incident"), and immediately activated its incident response process to investigate and deployed all patches as recommended by the software developer. The Company and its information security consultants found no evidence of any unlawful infiltration or exfiltration of any Company or customer data until January 27, 2025, when the Company's surveillance process identified files related to the Vendor Incident published by the threat actor. The files included data flowing through the file transfer software between October 12-24, 2024, prior to notification of the Vendor Incident. The Company will work with clients who may have been impacted and will make appropriate notifications to impacted individuals. Although the Company continues to investigate and has not determined the full impact of this incident, at this time the incident has not had a material impact on the Company's business or operations. The Company does not anticipate any material impact on the Company's financial condition or results of operations.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information in the Company's Definitive Proxy Statement prepared for the 2025 Annual Meeting of Stockholders to be held on June 11, 2025, which contains information concerning this item under the captions Corporate Governance, Executive Officers, Delinquent Section 16(a) Reports (if applicable) and Legal Proceedings, is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to its directors, officers and employees and is available in the Governance Documents section of the Investor Relations page of the Company's website at www.westernalliancebancorporation.com or, for print copies, by writing to the Company at One E. Washington Street, Suite 1400, Phoenix, Arizona 85004, Attention: Corporate Secretary. The Company intends to provide any required disclosure of any amendment to or waiver of the Code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, in the Governance Documents section of the Investor Relations page of the Company's website at www.westernalliancebancorporation.com promptly following the amendment or waiver. The information contained on or connected to the Company's website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this or any other report or document that we file or furnish to the SEC.

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, employees and other covered persons that are reasonably designed to promote compliance with insider trading laws, rules, and regulations, including applicable NYSE listing standards. A copy of our insider trading policies and procedures are filed with this Annual Report on Form 10-K as Exhibit 19.

Item 11.   Executive Compensation

The information in the Company's Definitive Proxy Statement prepared for the 2025 Annual Meeting of Stockholders to be held on June 11, 2025, which contains information concerning this item under the captions Compensation of Directors, Executive Compensation - Compensation Discussion and Analysis, Compensation Tables, CEO Pay Ratio, Potential Payments Upon Termination or Change in Control, Compensation Committee Interlocks and Insider Participation and Compensation Committee Report is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in the Company's Definitive Proxy Statement prepared for the 2025 Annual Meeting of Stockholders to be held on June 11, 2025, which contains information concerning this item under the caption Equity Compensation Plan Information and Security Ownership of Certain Beneficial Owners, Directors and Executive Officers, is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information in the Company's Definitive Proxy Statement prepared for the 2025 Annual Meeting of Stockholders to be held on June 11, 2025, which contains information concerning this item under the caption Certain Transactions with Related Parties, Policies and Procedures Regarding Transactions with Related Persons and Director Independence, is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information in the Company's Definitive Proxy Statement prepared for the 2025 Annual Meeting of Stockholders to be held on June 11, 2025, which contains information concerning this item under the caption Independent Auditors - Fees and Services and Audit Committee Pre-Approval Policy, is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(1) The following financial statements are incorporated by reference from Item 8 hereto:

Report of Independent Registered Public Accounting Firm	75
Consolidated Balance Sheets as of December 31, 2024 and 2023	78
Consolidated Income Statements for the three years ended December 2024, 2023, and 2022	79
Consolidated Statements of Comprehensive Income for the three years ended December 31, 2024, 2023, and 2022	80
Consolidated Statements of Stockholders' Equity for the three years ended December 31, 2024, 2023, and 2022	81
Consolidated Statements of Cash Flows for the three years ended December 31, 2024, 2023, and 2022	82
Notes to Consolidated Financial Statements	84

(2) *Financial Statement Schedules*

Not applicable.

EXHIBITS

3.1	Amended and Restated Certificate of Incorporation of Western Alliance, effective as of May 19, 2015 (incorporated by reference to Exhibit 3.1 of Western Alliance's Form 10-K filed with the SEC on March 1, 2019).
3.2	Amended and Restated Bylaws of Western Alliance, effective as of June 14, 2022 (incorporated by reference to Exhibit 3.1 of Western Alliance's Form 8-K filed with the SEC on June 16, 2022).
3.3	Articles of Conversion, as filed with the Nevada Secretary of State on May 29, 2014 (incorporated by reference to Exhibit 3.1 of Western Alliance’s Form 8-K filed with the SEC on June 3, 2014).
3.4	Certificate of Conversion, as filed with the Delaware Secretary of State on May 29, 2014 (incorporated by reference to Exhibit 3.2 of Western Alliance’s Form 8-K filed with the SEC on June 3, 2014).
3.5	Certificate of Designation of Non-Cumulative Perpetual Preferred Stock, Series B, as filed with the Delaware Secretary of State on May 29, 2014 (incorporated by reference to Exhibit 3.4 of Western Alliance’s Form 8-K filed with the SEC on June 3, 2014).
3.6	Certificate of Amendment designating the 4.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, effective September 22, 2021 (incorporated by reference to Exhibit 3.1 of Western Alliance's Form 8-K filed with the SEC on September 22, 2021).
4.1	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.1 of Western Alliance's Form 10-K filed with the SEC on February 25, 2022).
4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Western Alliance’s Form 8-K filed with the SEC on June 3, 2014).
4.3	Form of Senior Debt Indenture (incorporated by reference to Exhibit 4.2 of Western Alliance's Form S-3 filed with the SEC on May 7, 2015).
4.4	Form of Subordinated Debt Indenture (incorporated by reference to Exhibit 4.3 of Western Alliance's Form S-3 filed with the SEC on May 7, 2015).
4.5	Form of 5.00% Fixed to Floating Rate Subordinated Bank Note due July 15, 2025 (incorporated by reference to Exhibit 4.1 of Western Alliance's Form 8-K filed with the SEC on July 2, 2015).
4.6	Form of 5.25% Fixed to Floating Rate Subordinated Bank Note due June 1, 2030 (incorporated by reference to Exhibit 4.1 of Western Alliance's Form 8-K filed with the SEC on May 22, 2020).
4.7	Subordinated Debt Indenture, dated as of June 7, 2021, by and between Western Alliance Bancorporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of Western Alliance’s Form 8-K filed with the SEC on June 7, 2021).
4.8	First Supplemental Indenture to the Subordinated Indenture for the 3.00% Fixed to Floating Rate Subordinated Notes due 2031, dated June 7, 2021, by and between Western Alliance Bancorporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of Western Alliance’s Form 8-K filed with the SEC on June 7, 2021).
4.9	Form of Global Note for the 3.00% Fixed to Floating Rate Subordinated Notes due 2031 (incorporated by reference to Exhibit 4.3 of Western Alliance’s Form 8-K filed with the SEC on June 7, 2021).
4.10	Deposit Agreement (including the Form of Depositary Receipt), dated September 22, 2021, by and among Western Alliance Bancorporation, Computershare Inc. and Computershare Trust Company, N.A., and the holders from time to time of Depositary Receipts described therein (incorporated by reference to Exhibit 4.1 of Western Alliance's Form 8-K filed with the SEC on September 22, 2021).
10.1	Western Alliance 2005 Stock Incentive Plan, effective April 7, 2023 (incorporated by reference to Exhibit 10.1 of Western Alliance's Form 8-K filed with the SEC on June 14, 2023). ±
10.2	Bridge Capital Holdings 2006 Equity Incentive Plan (incorporated by reference to Exhibit 4.11 of Western Alliance's Form S-8 filed with the SEC on July 2, 2015). ±
10.3	Form of BankWest Nevada Corporation Incentive Stock Option Plan Agreement (incorporated by reference to Exhibit 10.3 of Western Alliance’s Registration Statement on Form S-1 filed with the SEC on April 28, 2005). ±
10.4	Form of Western Alliance Incentive Stock Option Plan Agreement (incorporated by reference to Exhibit 10.4 of Western Alliance’s Registration Statement on Form S-1 filed with the SEC on April 28, 2005). ±
10.5	Form of Western Alliance 2002 Stock Option Plan Agreement (incorporated by reference to Exhibit 10.5 of Western Alliance’s Registration Statement on Form S-1 filed with the SEC on April 28, 2005). ±
10.6	Form of Western Alliance 2002 Stock Option Plan Agreement (with double trigger acceleration clause) (incorporated by reference to Exhibit 10.6 of Western Alliance’s Registration Statement on Form S-1 filed with the SEC on April 28, 2005). ±
10.7	Form of Non-Competition Agreement (incorporated by reference to Exhibit 10.8 of Western Alliance’s Registration Statement on Form S-1 filed with the SEC on April 28, 2005). ±
10.8	Severance and Change in Control Plan, as amended and restated effective as of July 28, 2021 (incorporated by reference to Exhibit 10.2 of Western Alliance's Form 10-Q filed with the SEC on July 30, 2022). ±

10.9	Form of Executive Participation Agreement under the Severance and Change in Control Plan (CEO) (incorporated by reference to Exhibit 10.3 of Western Alliance's Form 10-Q filed with the SEC on July 30, 2022). ±
10.10	Form of Executive Participation Agreement under the Severance and Change in Control Plan (non-CEO) (incorporated by reference to Exhibit 10.4 of Western Alliance's Form 10-Q filed with the SEC on July 30, 2022) ±
10.11	Form of Indemnification Agreement, by and between Western Alliance and each of Western Alliance's directors and executive officers (incorporated by reference to Exhibit 10.10 of Western Alliance's Form 10-K/A filed with the SEC on March 1, 2017). ±
10.12	Letter Agreement, dated as of April 6, 2022, between Western Alliance Bancorporation and Kenneth A. Vecchione (incorporated by reference to Exhibit 10.1 of Western Alliance's Current Report on Form 8-K filed with the SEC on April 7, 2022). ±
10.13	Employment Letter Agreement, dated February 7, 2018, by and between Barbara J. Kennedy and Western Alliance (incorporated by reference to Exhibit 10.1 of Western Alliance's Form 10-Q filed with the SEC on April 30, 2019). ±
10.14	Form of Performance-Based Stock Unit Agreement pursuant to the Company's 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.14 of Western Alliance's Form 10-K filed with the SEC on February 27, 2024). ±
10.15	Form of Executive Restricted Stock Agreement pursuant to the Company's 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 of Western Alliance's Form 10-K filed with the SEC on February 27, 2024). ±
10.16	Form Cash Settled Stock Unit Agreement and Notice of Grant pursuant to the Company's 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 of Western Alliance's Form 10-K filed with the SEC on February 27, 2024). ±
10.17	Form of Deferred Stock Unit Agreement pursuant to the Company's 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Western Alliance's Form 10-Q filed with the SEC on August 1, 2024). ±
19*	Western Alliance Bancorporation Insider Trading Policy
21.1*	List of Subsidiaries of Western Alliance.
23.1*	Consent of RSM US LLP.
24.1*	Power of Attorney (see signature page).
31.1*	CEO and CFO Certification Pursuant Rule 13a-14(a)/15d-14(a).
32**	CEO and CFO Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.
97.1	Western Alliance Bancorporation Dodd-Frank Clawback Policy (incorporated by reference to Exhibit 97.1 of Western Alliance's Form 10-K filed with the SEC on February 27, 2024).
101*	The following materials from Western Alliance's Annual Report on Form 10-K Report for the year ended December 31, 2024, formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Income Statements, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.
104*	The cover page of Western Alliance's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (contained in Exhibit 101).

* Filed herewith.

** Furnished herewith.

± Management contract or compensatory arrangement.

Stockholders may obtain copies of exhibits by writing to: Dale Gibbons, Western Alliance Bancorporation, One East Washington Street Suite 1400, Phoenix, AZ 85004.

Item 16. Form 10-K Summary.

Not applicable.

<u>SIGNATURES</u>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


WESTERN ALLIANCE BANCORPORATION


February 25, 2025	By:	/s/ Dale Gibbons
		Dale Gibbons
		Interim Chief Executive Officer and
		Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dale Gibbons, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in their listed capacities on February 25, 2025.

Name	Title
/s/ Dale Gibbons	Vice Chairman, Interim Chief Executive Officer and Chief Financial Officer
Dale Gibbons	(Principal Executive Officer and Principal Financial Officer)
/s/ J. Kelly Ardrey Jr.	Chief Accounting Officer
J. Kelly Ardrey Jr.	(Principal Accounting Officer)
/s/ Bruce D. Beach	Board Chairman
Bruce D. Beach	
/s/ Juan R. Figuereo	Director
Juan R. Figuereo	
/s/ Howard N. Gould	Director
Howard N. Gould	
/s/ Greta Guggenheim	Director
Greta Guggenheim	
/s/ Christopher A. Halmy	Director
Christopher A. Halmy	
/s/ Mary Chris Jammet	Director
Mary Chris Jammet	
/s/ Marianne Boyd Johnson	Director
Marianne Boyd Johnson	
/s/ Mary Tuuk Kuras	Director
Mary Tuuk Kuras	
/s/ Robert P. Latta	Director
Robert P. Latta	
/s/ Anthony Meola	Director
Anthony Meola	
/s/ Bryan K. Segedi	Director
Bryan K. Segedi	
/s/ Donald D. Snyder	Director
Donald D. Snyder	
	Director
Kenneth A. Vecchione (on leave)	

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Western Alliance Bancorporation®

One East Washington Street, Suite 1400 Phoenix, Arizona 85004

(602) 389-3500 | westernalliancebank.com